1934 Act Registration No. 1-15128

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Dated May 16, 2006

For the month of April 2006

United Microelectronics Corporation

(Translation of Registrant’s Name into English)

No. 3 Li Hsin Road II

Science Park

Hsinchu, Taiwan, R.O.C.

(Address of Principal Executive Office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of form 20-F or Form 40-F.)

Form 20-F      V             Form 40-F

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes                    No      V

(If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): Not applicable)

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

United Microelectronics Corporation

Date: 5/16/2006	By	/s/ Chitung Liu
Chitung Liu
Chief Financial Officer

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Exhibit

Exhibit	Description
99.1	Announcement on April 18, 2006: To announce related materials on acquisition of machinery and equipment

99.2	Announcement on April 20, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.3	Announcement on April 21, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.4	Announcement on April 24, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.5	Announcement on April 24, 2006: The Change of Deputy Spokesperson

99.6	Announcement on April 26, 2006: UMC announced its unconsolidated operating results for the first quarter of 2006

99.7	Announcement on May 3, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.8	Announcement on May 5, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.9	Announcement on May 8, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.10	Announcement on May 9, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.11	Announcement on May 9, 2006: April Revenue

99.12	Announcement on May 11, 2006: To announce related materials on acquisition of machinery and equipment

99.13	Announcement on May 11, 2006: To announce related materials on acquisition of machinery and equipment

99.14	Announcement on May 11, 2006: To announce related materials on disposal of MediaTek Incorporation securities

99.15	Announcement on May 15, 2006: 1) the trading and pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 2) the acquisition and disposition of assets by UMC

99.16	UNITED MICROELECTRONICS CORPORATION FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT AUDITORS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

99.17	UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES CONSOLIDATED FINANCIAL STATEMENTS WITH REPORT OF INDEPENDENT AUDITORS FOR THE YEARS ENDED DECEMBER 31, 2005 AND 2004

99.18	UNITED MICROELECTRONICS CORPORATION FINANCIAL STATEMENTS WITH REVIEW REPORT OF INDEPENDENT ACCOUNTANTS FOR THE THREE-MONTH PERIODS ENDED MARCH 31, 2006 AND 2005

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Exhibit 99.1

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/10/21~2006/04/18

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 18; average unit price: $28,761,570 NTD; total transaction price: $517,708,260 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): APPLIED MATERIALS ASIA PACIFIC LTD; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.2

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/01/05~2006/04/20

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,355,000 shares; average unit price: $374.30 NTD; total amount: $507,174,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $491,757,608 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 51,761,272 shares; amount: 588,928,363 NTD; percentage of holdings: 5.99%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 16.47% ratio of shareholder’s equity: 19.89%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.3

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/04/21

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,639,000 shares; average unit price: $378.12 NTD; total amount: $619,737,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $601,088,819 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 50,122,272 shares; amount: 570,280,182 NTD; percentage of holdings: 5.80%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 16.27% ratio of shareholder’s equity: 19.65%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.4

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/04/24

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,000,000 shares; average unit price: $391.85 NTD; total amount: $391,848,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 380,470,220 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 49,122,272 shares; amount: 58,902,402 NTD; percentage of holdings: 5.69%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 16.27% ratio of shareholder’s equity: 19.65%; the operational capital as shown in the most recent financial statement: $80,697,588 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.5

The Change of Deputy Spokesperson

1.	Change person (please enter: “spokesperson”, “acting spokesperson”, ”financial officer”, ”accounting officer”, “research and development officer”, “internal officer”): acting spokesperson

2.	Date of occurrence of the change: 2006/04/24

3.	Name, title, and resume of the replaced person:

Sheng-Yui Wang, The Director of Finance Division

The Director of Finance Division, UMC

4.	Name, title, and resume of the replacement:

Bowen Huang, Senior Manager

Senior Manager, UMC

5.	Reason for the change: Job rotation

6.	Effective date: 2006/04/24

7.	Contact telephone number of the replacement: 886-2-27006999

8.	Any other matters that need to be specified: none

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Exhibit 99.6

UMC announced its unconsolidated operating results for the first quarter of 2006

1.	Date of occurrence of the event: 2006/04/26

2.	Name of the company: United Microelectronics Corp.

3.	Relationship to the company (listed company or affiliated company): Listed company

4.	The shareholding ratios of mutual holding: N/A

5.	Cause of occurrence:

United Microelectronics Corporation (NYSE: UMC; TSE: 2303) (“UMC” or “the Company”) today announced its unconsolidated operating results for the first quarter of 2006. Year-over-year revenue increased by 20.2% to NT$24.38 billion from NT$20.29 billion, and a 11.2% QoQ decrease from NT$27.47 billion in 4Q05. The net income is NT$12.29 billion, significantly increase 303.6% from NT$3.04 billion in 4Q05. The EPS for the first quarter in 2006 was NT$0.67.

Effected by the traditional seasonal factors, revenue and shipments in 1Q06 were decreased compared to last quarter. But the overall performance was close to our original expectations. Wafer shipments in the first quarter were 754 thousand 8-inch equivalent wafers. The utilization rate for the quarter was 79%. The blended average selling price (ASP) decreased by 2% during 1Q06 due to lower demand for leading-edge process technologies.

“Demand in Q1 was very close to our original expectations,” said UMC Chairman and CEO, Dr. Jackson Hu. “In fact, it was even slightly better. Our performance in the quarter was at the upper range of our guidance, with revenue reaching NT$24.4 billion and profitability beating our earlier projections.”

Dr. Hu continued, “For Q2, as a whole, we believe that demand will be in line with seasonal norms. Computer sector demand will be relatively weak due to seasonal inventory adjustments. At the same time, we have seen handset demand start to accelerate, which is about one to two months earlier than typical seasonal trends. Our understanding is that demand for entry-level handsets in developing markets such as India, Africa, Indonesia and China will see very high growth this year. Therefore, handset related components should be in strong demand. In particular, our production of 90nm and 0.13um wafers for existing customers as well as new customers that have recently entered volume production will increase significantly. In addition, it is worth noting that we will start volume production for a graphic chip customer during the quarter. Therefore, our visibility looking beyond to the 3rd quarter is good, and we are expecting double-digit revenue growth and a large improvement in profitability.”

“We are also seeing strong demand for 65nm technologies, and are progressing smoothly in the roll-out of this process. UMC led all foundries with the delivery of its first 65nm customer product back into June 2005. We are currently producing these 65nm chips at Fab 12A in

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small volume quantities and expect to receive eleven product tape-outs from eight customers by the end of this summer. We believe UMC’s success at 65nm will lead the Company to continued growth in the coming years.”

6.	Countermeasures: none

7.	Any other matters that need to be specified: none

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Exhibit 99.7

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/04/25~2006/05/03

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 975,000 shares; average unit price:$391.13 NTD; total amount: $381,351,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 370,258,165 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 48,147,272 shares; amount: 547,809,067 NTD; percentage of holdings: 5.57%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.51% ratio of shareholder’s equity: 16.69%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.8

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/05/04~2006/05/05

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,590,000 shares; average unit price: $384.50 NTD; total amount: $611,347,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 593,256,830 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 46,557,272 shares; amount: 529,718,397 NTD; percentage of holdings: 5.39%

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.50% ratio of shareholder’s equity: 16.68%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.9

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/05/08

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,720,000 shares; average unit price: $395.15 NTD; total amount: $679,662,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 660,092,218 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 44,837,272 shares; amount: 510,148,615 NTD; percentage of holdings: 5.19%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.49% ratio of shareholder’s equity: 16.67%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.10

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/05/09

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,634,000 shares; average unit price: $412.73 NTD; total amount: $674,403,000 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 655,811,708 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 43,203,272 shares; amount: 491,557,323 NTD; percentage of holdings: 5.00%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.49% ratio of shareholder’s equity: 16.67%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.11

United Microelectronics Corporation

May 9, 2006

This is to report the changes or status of 1) Sales volume 2) Funds lent to other parties 3) Endorsements and guarantees 4) Financial derivative transactions for the period of April 2005

1)	Sales volume (NT$ Thousand)

Period	Items	2006	2005	Changes	%
April	Invoice amount	8,036,247	5,859,663	2,176,584	37.15%
2006	Invoice amount	29,994,089	25,792,259	4,201,830	16.29%
April	Net sales	8,463,302	6,366,921	2,096,381	32.93%
2006	Net sales	32,847,468	26,652,641	6,194,827	23.24%

2)	Funds lent to other parties (NT$ Thousand)

Balance as of period end	This Month	Last Month	Limit of lending
UMC	0	0	39,690,468
UMC’s subsidiaries	22,052	22,438	565,680

3)	Endorsements and guarantees (NT$ Thousand)

	Change in This Month	Balance as of period end	Limit of endorsements
UMC	30,160	2,894,320	79,380,936
UMC’s subsidiaries	0	0	7,631,821
UMC endorses for subsidiaries		0	0
UMC’s subsidiaries endorse for UMC		0	0
UMC endorses for PRC companies		0	0
UMC’s subsidiaries endorse for PRC companies		0	0

4)	Financial derivatives transactions

a	Hedging purpose : NT$ thousand

Financial instruments	Forwards	Interests SWAP
Deposit Paid	0	0
Royalty Income (Paid)	0	0
Unwritten-off Trading Contracts	0	15,000,000
Net Profit from Fair Value	0	(793,803)
Written-off Trading Contracts	0
Realized profit (loss)	0

b	Trading purpose : NT$ thousand

Financial instruments	Credit-linked Deposits
Deposit Paid	0
Unwritten-off Trading Contracts	4,103,036
Net Profit from Market Value	-711,108
Written-off Trading Contracts	0
Realized profit (loss)	0

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Exhibit 99.12

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2005/06/22~2006/05/10

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 5; average unit price: $105,929,950 NTD; total transaction price: $529,649,750 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): AXCELIS TECHNOLOGIES, INC.; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.13

To announce related materials on acquisition of machinery and equipment

1.	Name and nature of the subject matter (e.g.land located at Sublot XX, Lot XX, North District, Taichung City): Machinery and equipment

2.	Date of the occurrence of the event: 2006/03/23~2006/05/10

3.	Transaction volume (e.g.XX square meters, equivalent to XX p’ing), unit price, total transaction price: Transaction volume: 13; average unit price: $52,069,017 NTD; total transaction price: $676,897,224 NTD

4.	Counterparty to the trade and its relationship with the company (if the trading counterpart is a natural person and is not an actual related party of the Company, the name of the trading counterpart is not required to be disclosed): TOKYO ELECTRON LIMITED; non-related party transaction

5.	Where the counterpart to the trade is an actual related party, a public announcement shall also include the reason for choosing the related party as trading counterpart and the identity of the previous owner (including its relationship with the company and the trading counterpart), price of transfer and the date of acquisition: Not applicable

6.	Where a person who owned the property within the past five years has been an actual related person of the company, a public announcement shall also include the dates and prices of acquisition and disposal by the related person and the person’s relationship to the company at those times: Not applicable

7.	Anticipated loss or profit from the disposal (not applicable in cases of acquisition of assets) (where originally deferred, the status or recognition shall be stated and explained):Not applicable

8.	Terms of delivery or payment (including payment period and monetary amount): 1)90% paid upon shipment;10% paid after acceptance 2)100% paid after acceptance

9.	The manner of deciding on this transaction (such as tender invitation, price comparison, or price negotiation), the reference basis for the decision on price and the decision-making department: transaction: price negotiation; the reference basis for the decision on price: market price. The decision-making department: the Selection Meeting

10.	Name of the professional appraisal institution and its appraisal amount: Not applicable

11.	Reason for any significant discrepancy with the transaction amount, and opinion of the certifying CPA: Not applicable

12.	Is the appraisal report price a limited price or specific price? Not applicable

13.	Has an appraisal report not yet been obtained? Not applicable

14.	Reason an appraisal report has not yet been obtained: Not applicable

15.	Broker and broker’s fee: Not applicable

16.	Concrete purpose or use of the acquisition or disposition: to produce integrated circuits

17.	Do the directors have any objection to the present transaction? no

18.	Any other matters that need to be specified: none

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Exhibit 99.14

To announce related materials on disposal of MediaTek Incorporation securities

1.	Name of the securities: Common shares of MediaTek Incorporation

2.	Trading date: 2006/05/10~2006/05/11

3.	Trading volume, unit price, and total monetary amount of the transaction: trading volume: 1,436,000 shares; average unit price: $416.27 NTD; total amount: $597,765,500 NTD

4.	Gain (or loss) (not applicable in case of acquisition of securities): $ 581,313,230 NTD

5.	Relationship with the underlying company of the trade: MediaTek Incorporation, none.

6.	Current cumulative volume, amount, and shareholding percentage of holdings of the security being traded (including the current trade) and status of any restriction of rights (e.g. pledges): cumulative volume: 41,757,272 shares; amount: 475,105,053 NTD; percentage of holdings: 4.83%; status of restriction of rights: no

7.	Current ratio of long or short term securities investment (including the current trade) to the total assets and shareholder’s equity as shown in the most recent financial statement and the operational capital as shown in the most recent financial statement: ratio of total assets: 13.48% ratio of shareholder’s equity: 16.66%; the operational capital as shown in the most recent financial statement: $96,736,519 thousand NTD

8.	Concrete purpose/objective of the acquisition or disposal: financing operation

9.	Do the directors have any objections to the present transaction? none

10.	Any other matters that need to be specified: none

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Exhibit 99.15

United Microelectronics Corporation

For the month of April, 2006

This is to report 1) the trading of directors, supervisors, executive officers and 10% shareholders of United Microelectronics Corporation (“UMC”) (NYSE: UMC) 2) the pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders of UMC 3) the acquisition assets by UMC 4) the disposition of assets by UMC for the month of April, 2006.

1)	The trading of directors, supervisors, executive officers and 10% shareholders

Title	Name	Number of shares held as of March 31, 2006	Number of shares held as of April 30, 2006	Changes
—	—	—	—	—

Note: Shares transferred to children.

2)	The pledge and clear of pledge of UMC common shares by directors, supervisors, executive officers and 10% shareholders :

Title	Name	Number of shares pledge as of March 31, 2006	Number of shares pledge as of April 30, 2006	Changes
—	—	—	—	—

3)	The acquisition assets (NT$ Thousand)

Description of assets	April	2006
Semiconductor Manufacturing Equipment	1,556,141	6,638,478
Fixed assets	86,711	93,232

4)	The disposition of assets (NT$ Thousand)

Description of assets	April	2006
Semiconductor Manufacturing Equipment	1,725	74,573
Fixed assets	0	0

Exhibit 99.16

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have audited the accompanying balance sheets of United Microelectronics Corporation as of December 31, 2005 and 2004, and the related statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(7) to the financial statements, certain long-term investments were accounted for under the equity method based on the 2005 and 2004 financial statements of the investees, which were audited by other auditors. Our opinion insofar as it relates to the investment income amounting to NT$821 million and NT$631 million for the years ended December 31, 2005 and 2004, respectively, and the related long-term investment balances of NT$5,898 million and NT$5,380 million as of December 31, 2005 and 2004, respectively, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the financial position of United Microelectronics Corporation as of December 31, 2005 and 2004, and the results of its operations and its cash flows for the years ended December 31, 2005 and 2004, in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No.35 “Accounting for Asset Impairment” to account for the impairment of its assets.

We have also audited the consolidated financial statements of United Microelectronics Corporation as of and for the years ended December 31, 2005 and 2004, and have expressed an unqualified opinion with explanatory paragraph on such financial statements.

February 17, 2006

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

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English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

BALANCE SHEETS

December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Assets	Notes	2005	2004
Current assets
Cash and cash equivalents	2, 4(1)	$96,596,623	$83,347,329
Marketable securities, net	2, 4(2)	4,883,121	3,058,579
Notes receivable	4(3)	193	1,771
Notes receivable - related parties	5	62,136	39,034
Accounts receivable, net	2, 4(4)	4,774,618	3,208,457
Accounts receivable - related parties, net	2, 5	7,522,953	7,446,462
Other receivables	2, 5	708,552	506,195
Other financial assets, current	2, 4(5), 10	—	453,845
Inventories, net	2, 4(6)	9,963,253	8,543,462
Prepaid expenses		421,787	244,230
Deferred income tax assets, current	2, 4(19)	3,334,510	3,524,289

Total current assets		128,267,746	110,373,653

Funds and long-term investments	2, 4(7), 4(10)
Long-term investments accounted for under the equity method		27,311,723	64,251,399
Long-term investments accounted for under the cost method		7,778,751	7,316,603

Total funds and long-term investments		35,090,474	71,568,002

Other financial assets, noncurrent	2, 4(5), 10	977,856	1,303,644

Property, plant and equipment	2, 4(8), 5, 6, 7
Land		1,132,576	1,132,576
Buildings		16,287,803	13,133,658
Machinery and equipment		366,982,250	301,773,287
Transportation equipment		88,413	79,610
Furniture and fixtures		2,199,773	1,976,487
Leased assets		—	47,783

Total cost		386,690,815	318,143,401
Less : Accumulated depreciation		(252,474,004)	(202,373,050)
Add : Construction in progress and prepayments		15,592,805	21,584,900

Property, plant and equipment, net		149,809,616	137,355,251

Intangible assets
Goodwill	2, 4(21)	3,745,122	1,214,956
Technological know-how	2	359,556	—

Total intangible assets		4,104,678	1,214,956

Other assets
Deferred charges	2	1,963,950	1,860,419
Deferred income tax assets, noncurrent	2, 4(19)	4,001,394	3,811,615
Other assets - others	2, 4(9), 4(10)	2,005,523	2,075,951

Total other assets		7,970,867	7,747,985

Total assets		$326,221,237	$329,563,491

		As of December 31,
Liabilities and Stockholders’ Equity	Notes	2005	2004
Current liabilities
Short-term loans	4(11)	$—	$1,904,400
Accounts payable		4,100,708	3,642,421
Accounts payable - related parties	5	—	800,805
Income tax payable	2	60,389	60,389
Accrued expenses		7,596,727	8,185,618
Payable on equipment		5,277,863	4,704,299
Other payables	10	95,668	—
Current portion of long-term interest-bearing liabilities	2, 4(12), 6	10,250,000	2,820,003
Other current liabilities	7	922,607	1,159,096

Total current liabilities		28,303,962	23,277,031

Long-term interest-bearing liabilities
Bonds payable	2, 4(12)	36,009,055	33,607,029

Total long-term interest-bearing liabilities		36,009,055	33,607,029

Other liabilities
Accrued pension liabilities	2, 4(13)	3,003,778	2,690,511
Deposits-in		20,827	21,891
Deferred credits - intercompany profits	2	9,806	3,584,275
Other liabilities - others		590,256	—

Total other liabilities		3,624,667	6,296,677

Total liabilities		67,937,684	63,180,737

Capital	2, 4(14), 4(15), 4(21)
Common stock		197,947,033	177,919,819
Capital collected in advance		36,600	4,040
Capital reserve	2, 4(14), 4(15), 4(21)
Premiums		64,600,076	64,126,182
Change in equities of long-term investments		20,781,523	20,807,013
Retained earnings	4(17)
Legal reserve		15,996,839	12,812,501
Special reserve		1,744,171	90,871
Unappropriated earnings		8,831,782	29,498,329
Adjusting items in stockholders’ equity	2
Unrealized loss on long-term investments		(9,527,362)	(9,871,086)
Cumulative translation adjustment		(241,153)	(1,319,452)
Treasury stock	2, 4(16)	(41,885,956)	(27,685,463)

Total stockholders’ equity		258,283,553	266,382,754

Total liabilities and stockholders’ equity		$326,221,237	$329,563,491

The accompanying notes are an integral part of the financial statements.

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English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF INCOME

For the years ended December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the year ended December 31,
	Notes	2005	2004
Operating revenues	2, 5
Sales revenues		$90,780,340	$115,165,087
Less : Sales returns and discounts		(1,840,345)	(1,170,521)

Net sales		88,939,995	113,994,566
Other operating revenues		1,835,444	3,317,274

Net operating revenues		90,775,439	117,311,840

Operating costs	4(18)
Cost of goods sold	5	(78,836,403)	(79,249,792)
Other operating costs		(777,750)	(2,193,389)

Operating costs		(79,614,153)	(81,443,181)

Gross profit		11,161,286	35,868,659
Unrealized intercompany profit	2	(120,153)	(154,417)
Realized intercompany profit	2	154,417	106,702

Gross profit-net		11,195,550	35,820,944

Operating expenses	4(18), 5
Sales and marketing expenses		(2,280,674)	(2,197,181)
General and administrative expenses		(3,225,165)	(2,644,595)
Research and development expenses		(8,358,430)	(6,524,176)

Subtotal		(13,864,269)	(11,365,952)

Operating (loss) income		(2,668,719)	24,454,992

Non-operating income
Interest revenue		945,610	871,598
Dividend income		922,562	1,041,415
Gain on disposal of property, plant and equipment	2	62,884	137,267
Gain on sales of investments	2, 4(12)	10,096,375	12,513,933
Exchange gain, net	2,10	252,303	—
Gain on recovery of market value of inventory	2	919,884	—
Other income		671,924	331,238

Subtotal		13,871,542	14,895,451

Non-operating expenses
Interest expense	4(8)	(918,173)	(1,179,145)
Investment loss accounted for under the equity method, net	2, 3, 4(7), 4(10)	(2,677,263)	(2,509,287)
Other investment loss	2	—	(84,968)
Loss on disposal of property, plant and equipment	2	(81,544)	(224,049)
Exchange loss, net	2, 10	—	(1,081,949)
Loss on decline in market value and obsolescence of inventories	2	—	(844,906)
Financial expenses		(258,110)	(371,751)
Impairment loss	2, 3, 4(10)	(160,191)	—
Other losses	2, 4(12)	(80,012)	(1,177,098)

Subtotal		(4,175,293)	(7,473,153)

Income before income tax		7,027,530	31,877,290
Income tax expense	2, 4(19)	(838)	(33,909)

Net income		$7,026,692	$31,843,381

Earnings per share-basic (NTD)	2, 4(20)
Income before income tax		$0.38	$1.70

Net income		$0.38	$1.70

Earnings per share-diluted (NTD)	2, 4(20)
Income before income tax		$0.38	$1.68

Net income		$0.38	$1.67

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(20)
Net income		$7,026,692	$31,843,381

Earnings per share-basic (NTD)		$0.36	$1.64

Earnings per share-diluted (NTD)		$0.36	$1.62

The accompanying notes are an integral part of the financial statements.

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English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

		Capital			Retained Earnings			Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Total
	Notes	Common Stock	Capital Collected in Advance	Capital Reserve	Legal Reserve	Special Reserve	Unappropriated Earnings
Balance as of January 1, 2004	4(14)	$161,407,435	$—	$80,074,184	$11,410,475	$1,346,994	$14,036,822	$(9,537,237)	$913,877	$(27,410,626)	$232,241,924
Appropriation of 2003 retained earnings	4(17)
Legal reserve		—	—	—	1,402,026	—	(1,402,026)	—	—	—	—
Special reserve		—	—	—	—	(1,256,123)	1,256,123	—	—	—	—
Stock dividends		12,224,284	—	—	—	—	(12,224,284)	—	—	—	—
Directors’ and supervisors’ remuneration		—	—	—	—	—	(12,618)	—	—	—	(12,618)
Employees’ bonus		1,111,273	—	—	—	—	(1,111,273)	—	—	—	—
Transfer of capital reserve to common stock	4(17)	661,298	—	(661,298)	—	—	—	—	—	—	—
Stock issued for merger	2, 4(21)	3,571,429	—	6,100,571	—	—	—	—	—	—	9,672,000
Purchase of treasury stock	2, 4(16)	—	—	—	—	—	—	—	—	(5,198,020)	(5,198,020)
Cancellation of treasury stock	2, 4(16)	(1,497,280)	—	(538,107)	—	—	(2,887,796)	—	—	4,923,183	—
Net income in 2004		—	—	—	—	—	31,843,381	—	—	—	31,843,381
Adjustment of capital reserve accounted for under the equity method	2	—	—	(385,128)	—	—	—	—	—	—	(385,128)
Changes in unrealized loss on long-term investments of investees	2	—	—	—	—	—	—	(333,849)	—	—	(333,849)
Exercise of employee stock options	2, 4(15)	441,380	4,040	342,973	—	—	—	—	—	—	788,393
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	(2,233,329)	—	(2,233,329)

Balance as of December 31, 2004	4(14)	177,919,819	4,040	84,933,195	12,812,501	90,871	29,498,329	(9,871,086)	(1,319,452)	(27,685,463)	266,382,754
Appropriation of 2004 retained earnings	4(17)
Legal reserve		—	—	—	3,184,338	—	(3,184,338)	—	—	—	—
Special reserve		—	—	—	—	1,653,300	(1,653,300)	—	—	—	—
Cash dividends		—	—	—	—	—	(1,758,736)	—	—	—	(1,758,736)
Stock dividends		17,587,364	—	—	—	—	(17,587,364)	—	—	—	—
Directors’ and supervisors’ remuneration		—	—	—	—	—	(27,006)	—	—	—	(27,006)
Employees’ bonus		1,972,855	—	—	—	—	(1,972,855)	—	—	—	—
Purchase of treasury stock	2, 4(16)	—	—	—	—	—	—	—	—	(16,378,692)	(16,378,692)
Cancellation of treasury stock	2, 4(16)	(491,140)	—	(177,419)	—	—	(1,509,640)	—	—	2,178,199	—
Net income in 2005		—	—	—	—	—	7,026,692	—	—	—	7,026,692
Adjustment of capital reserve accounted for under the equity method	2	—	—	(28,491)	—	—	—	—	—	—	(28,491)
Changes in unrealized loss on long-term investments of investees	2	—	—	—	—	—	—	343,724	—	—	343,724
Exercise of employee stock options	2, 4(15)	954,095	36,600	654,314	—	—	—	—	—	—	1,645,009
Common stock transferred from capital collected in advance	2	4,040	(4,040)	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	1,078,299	—	1,078,299

Balance as of December 31, 2005		$197,947,033	$36,600	$85,381,599	$15,996,839	$1,744,171	$8,831,782	$(9,527,362)	$(241,153)	$(41,885,956)	$258,283,553

The accompanying notes are an integral part of the financial statements.

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English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	For the year ended December 31,
	2005	2004
Cash flows from operating activities:
Net income	$7,026,692	$31,843,381
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	46,129,225	38,595,954
Amortization	2,387,679	1,181,379
Bad debt expenses (reversal)	(151,042)	107,404
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	(919,884)	844,906
Cash dividends received under the equity method	724,510	439,514
Investment loss accounted for under the equity method	2,677,263	2,509,287
Other investment loss	—	84,968
Write-off of deferred charges	—	269,325
Transfer of property, plant and equipment to losses and expenses	9,370	2,059
Impairment loss	160,191	—
Gain on sales of investments	(10,096,375)	(12,513,933)
Loss on disposal of property, plant and equipment	18,660	86,782
Exchange loss (gain) on long-term liabilities	65,827	(295,100)
Amortization of bond premiums	—	(10,050)
Loss on reacquisition of bonds	—	59
Amortization of deferred income	(89,762)	—
Changes in assets and liabilities:
Notes receivable and accounts receivable	(658,907)	3,129,517
Other receivables	(128,727)	32,434
Inventories	104,968	(1,326,015)
Prepaid expenses	(108,025)	488,734
Other financial assets	169,799	54,374
Accounts payable	(1,087,713)	(17,577)
Income tax payable	—	10,696
Accrued expenses	(547,542)	3,198,386
Other current liabilities	(57,471)	134,847
Compensation interest payable	—	(126,111)
Capacity deposits	(193,249)	(143,127)
Accrued pension liabilities	313,267	432,879
Other liabilities - others	263,017	—

Net cash provided by operating activities	46,011,771	69,014,972

Cash flows from investing activities:
Increase in marketable securities, net	(1,764,839)	(1,418,762)
Cash proceeds from merger	943,862	70,383
Decrease in other financial assets, net	705,468	1,503,980
Acquisition of long-term investments	(7,055,801)	(11,427,179)
Proceeds from sales of long-term investments	11,152,735	6,028,428
Proceeds from capital reduction settlement and liquidation of long-term investments	13,346,789	—
Acquisition of property, plant and equipment	(18,586,587)	(48,503,388)
Proceeds from disposal of property, plant and equipment	129,468	283,803
Increase in deferred charges	(1,356,305)	(978,741)
Decrease (increase) in other assets - others	(161,341)	1,065,478
Increase in other receivables	(5,137,760)	—

Net cash used in investing activities	(7,784,311)	(53,375,998)

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English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	For the year ended December 31,
	2005	2004
(continued)

Cash flows from financing activities:
Increase (decrease) in short-term loans, net	$(1,904,400)	$1,504,400
Repayment of long-term loans	(16,153,714)	(5,866,537)
Redemption of bonds	(2,820,004)	(16,336,941)
Reacquisition of bonds	—	(41,392)
Issuance of bonds	12,478,603	—
Remuneration paid to directors and supervisors	(27,006)	(12,618)
Increase (decrease) in deposits-in, net	(1,254)	5,513
Cash dividends	(1,758,736)	—
Purchase of treasury stock	(16,378,692)	(5,198,020)
Exercise of employee stock options	1,642,008	788,393

Net cash used in financing activities	(24,923,195)	(25,157,202)

Currency exchange	(54,971)	—

Net increase (decrease) in cash and cash equivalents	13,249,294	(9,518,228)
Cash and cash equivalents at beginning of year	83,347,329	92,865,557

Cash and cash equivalents at end of year	$96,596,623	$83,347,329

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,334,219	$1,877,234

Cash paid for (received from) income tax return	$(163,469)	$67,683

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$17,586,514	$49,065,072
Add: Payable at beginning of year	4,704,299	4,057,940
Payable transferred in from the Branch	1,573,637	84,675
Less: Payable at end of year	(5,277,863)	(4,704,299)

Cash paid for acquiring property, plant and equipment	$18,586,587	$48,503,388

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$—	$11,614,141
Book value of reference shares delivered for exchange	—	(3,898,638)
Elimination of related balance sheet accounts	—	90,983

Recognition of gain on sales of investments	$—	$7,806,486

The accompanying notes are an integral part of the financial statements.

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UNITED MICROELECTRONICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1. HISTORY AND ORGANIZATION

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy individual customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the merger with SiS Microelectronics Corp. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to its newly incorporated Singapore branch (the Branch) since April 1, 2005.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

7

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year’s results. However, exchange gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in stockholders’ equity.

Translation of Foreign Currency Financial Statements

The financial statements of the Branch are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, and average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value at the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of money market funds and short-term notes are identified specifically while other marketable securities are determined on the weighted-average method. The market values of listed debts, equity securities and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by the net asset value at the balance sheet date. The amount by which the aggregate cost exceeds the market value is reported as a loss in the current year. In subsequent periods, recoveries of the market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

8

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

Long-term Investments

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Company, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for the purpose of long-term investment is deducted from the stockholders’ equity. The market value is determined by the average closing price during the last month of the fiscal year. Investments of less than 20% of the outstanding voting rights in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and the book value after recognizing the losses shall be treated as the new cost basis of such investment.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting rights of the investees or has significant influence on operating decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years.

The change in the Company’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at a rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely.

9

Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the multiplication of the Company’s ownership percentages; while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Company’s ownership percentage in the subsidiary incurred with a gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

Investees in which the Company, directly or indirectly, holds more than 50% of voting rights or controls more than half of the members of board of directors, by whom the investee is controlled, are consolidated into the Company’s financial statement in accordance with the R.O.C. SFAS No.7.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation are to be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses. The corresponding depreciation expenses provided are also classified as non-operating expenses.

Depreciation is provided on a straight-line basis using the estimated economic life of the assets less salvage value, if any. When the estimated economic life expires, property, plant and equipment which are still in use, are depreciated over the newly estimated remaining useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings – 20 to 55 years; machinery and equipment – 5 years; transportation equipment – 5 years; furniture and fixtures – 5 years; leased assets – the lease period or estimated economic life, whichever is shorter.

Intangible Assets

Goodwill arising from the merger is amortized using the straight-line method over 15 years. As a result of the reorganization of UMCi Ltd., goodwill arising from the reorganization is amortized over 5 years. Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

10

The Company assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: bonds issuance costs - over the life of the bonds, patent license fees - the term of contract or estimated economic life of the related technology, and software - 3 years.

The Company assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Convertible and Exchangeable Bonds

The issuance costs of convertible and exchangeable bonds are classified as deferred charges and amortized over the life of the bonds.

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to the capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bonds is to be offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee within the Company. The fund is deposited under the committee’s name in the Central Trust of China and hence, not associated with the Company. Therefore the fund shall not be included in the Company’s financial statements. Pension benefits for employees of the Branch are provided in accordance with the local regulations.

11

The Labor Pension Act of R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. In accordance with the Act, employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees who elect the Act, the Company will make monthly contributions of no less than 6% of the employees’ monthly wages to the employees’ individual pension accounts.

The accounting for pension is computed in accordance with the R.O.C. SFAS No.18. For the defined benefit pension, the net pension cost is calculated based on an actuarial valuation, and pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. For the defined contribution pension, the Company recognizes the pension amount as expense in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company applies the intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Company also discloses pro forma net income and earnings per share under the fair value method for only these options granted since January 1, 2004.

Treasury Stock

The Company adopted the R.O.C. SFAS No. 30, which requires that treasury stock held by the Company to be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to the capital reserve. The Company’s stock held by its subsidiaries is also treated as treasury stock in the Company’s account.

Revenue Recognition

The main sales term of the Company is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized when ownership and liability for risk of loss or damage to the products have been transferred to customers, usually upon shipment. Sales returns and discounts taking into consideration customer complaints and past experiences are accrued in the same year of sales.

Capital Expenditure versus Operating Expenditure

Expenditure shall be capitalized when it is probable that future economic benefits associated with the expenditure will flow to the Company and the expenditure amount exceeds a predetermined level. Otherwise it is charged as expense when incurred.

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Income Tax

The Company adopted the R.O.C. SFAS No. 22 “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

According to the R.O.C. SFAS No. 12, the Company recognized the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment, by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

Earnings per Share

Earnings per share is computed according to the R.O.C. SFAS No. 24. Basic earnings per share is computed by dividing net income (loss) by weighted-average number of shares outstanding during the year. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Derivative Financial Instruments

The interest rate swap agreements entered into for hedging purposes are accounted for on a net accrual basis in accordance with the contractual interest rate as an adjustment to the interest income or expense of the hedged items.

Foreign exchange forward contracts are held to hedge the exchange rate risk arising from net assets or liabilities denominated in foreign currency. These forward contracts are translated and recorded using the spot rate at the inception of the contracts, and the discount or premium of the forward contracts is amortized over their lifespan. The difference between the spot rate at the inception of a forward contract and the spot rate at the balance sheet date is reflected in the statement of income. The receivables and payables of the foreign exchange forward contracts are offset and the resulting balances are recorded as either assets or liabilities. Exchange gains or losses from the settlement of forward contracts are included in the current period’s earnings.

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Merger

The Company merged with SiSMC and recognized the sum of the difference between the acquisition costs, which are the market price of equity stocks issued and other related costs, and the fair value of the identifiable net assets acquired as goodwill in compliance with the R.O.C. SFAS No. 25 “Enterprise Mergers – Accounting of Purchase Method”. The fair value of identifiable net assets and goodwill deducted from the par value of the equity stocks issued and other related costs are recognized as capital reserve.

Asset Impairment

Pursuant to the R.O.C. SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use.

For previously recognized losses, the Company assesses, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss such that the resulting carrying amount of the asset shall not exceed the amount (net of amortization or depreciation), that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. In allocating impairment losses, the portion of goodwill allocated is to be written down first. After goodwill has been written off, the remaining impairment loss, if any, is to be shared among other assets pro rata to their carrying amount.

The write-down in goodwill cannot be reversed under any circumstance in the subsequent periods.

Impairment loss (reversal) is classified as non-operating losses (income).

3. ACCOUNTING CHANGE

The Company had adopted the R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements started on and after January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles resulted in a NT$483 million decrease on the Company’s net income, and a decrease of NT$0.03 on earnings per share and total assets had decreased by NT$483 million as of December 31, 2005.

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4. CONTENTS OF SIGNIFICANT ACCOUNTS

(1) CASH AND CASH EQUIVALENTS

	As of December 31,
	2005	2004
Cash:
Cash on hand	$1,697	$1,401
Checking and savings accounts	5,196,055	420,333
Time deposits	83,180,150	75,011,070

Subtotal	88,377,902	75,432,804

Cash equivalents:
Government bonds acquired under repurchase agreements	8,218,721	7,914,525

Total	$96,596,623	$83,347,329

(2) MARKETABLE SECURITIES, NET

	As of December 31,
	2005	2004
Convertible bonds	$1,218,688	$1,756,248
Listed equity securities	3,664,433	1,302,331

Total	$4,883,121	$3,058,579

(3) NOTES RECEIVABLE

	As of December 31,
	2005	2004
Notes receivable	$193	$1,771

(4) ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2005	2004
Accounts receivable	$4,950,122	$3,605,964
Less: Allowance for sales returns and discounts	(121,930)	(314,087)
Less: Allowance for doubtful accounts	(53,574)	(83,420)

Net	$4,774,618	$3,208,457

(5) OTHER FINANCIAL ASSETS, CURRENT

	As of December 31,
	2005	2004
Credit-linked deposits and repackage bonds	$977,856	$1,683,324
Interest rate swaps	—	35,532
Forward contracts	—	38,633

Total	977,856	1,757,489
Less: Non-current portion	(977,856)	(1,303,644)

Net	$—	$453,845

Please refer to Note 10 for disclosures on risks of other financial assets.

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(6) INVENTORIES, NET

	As of December 31,
	2005	2004
Raw materials	$266,949	$202,272
Supplies and spare parts	1,708,187	1,922,374
Work in process	7,561,310	6,216,769
Finished goods	995,654	1,395,450

Total	10,532,100	9,736,865
Less: Allowance for loss on decline in market value and obsolescence	(568,847)	(1,193,403)

Net	$9,963,253	$8,543,462

a.	The insurance coverage for inventories was sufficient as of December 31, 2005 and 2004, respectively.

b.	Inventories were not pledged.

(7) LONG-TERM INVESTMENTS

a.	Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As of December 31,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the equity method:
UMC Group (USA)	$753,519	100.00	$720,500	100.00
United Microelectronics (Europe) B.V.	279,834	100.00	284,568	100.00
UMC Capital Corp.	2,051,350	100.00	1,310,493	100.00
United Microelectronics Corp. (Samoa)	14,179	100.00	5,854	100.00
UMCi Ltd. (Note A)	9,484	100.00	26,582,778	100.00
TLC Capital Co., Ltd.	2,991,258	100.00	—	—
Fortune Venture Capital Corp. (Note B)	4,200,105	99.99	2,354,878	99.99
Hsun Chieh Investment Co., Ltd. (Hsun Chieh) (Note C)	(3,169,837)	99.97	10,296,356	99.97
United Microdisplay Optronics Corp.	318,151	86.72	441,618	83.48
Pacific Venture Capital Co., Ltd.	296,218	49.99	304,810	49.99
UMC Japan	6,341,144	48.95	8,842,456	47.42
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	1,063,671	45.35	1,058,515	45.35

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	As of December 31,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the equity method:
Unitech Capital Inc.	$638,946	42.00	$730,930	42.00
Holtek Semiconductor Inc.	818,681	24.81	731,442	25.23
ITE Tech. Inc.	329,704	22.66	281,313	22.23
Unimicron Technology Corp.	4,015,626	20.43	3,465,809	21.43
Faraday Technology Corp. (Note D)	864,928	18.50	794,298	18.38
Silicon Integrated Systems Corp. (Note D)	3,921,878	16.59	4,226,303	16.16
XGI Technology Inc. (Note E)	82,807	16.53	—	—
Thintek Optronics Corp. (Note E)	20,136	14.26	—	—
AMIC Technology Corp. (Note E)	60,520	11.86	79,395	11.83
Novatek Microelectronics Corp. (Note D)	1,409,421	11.74	1,615,328	18.30
United Foundry Service, Inc. (Note F)	—	—	103,881	100.00
United Fu Shen Chen Technology Corp. (formerly Applied Component Technology Corp.) (Note G)	—	—	19,874	16.44

Subtotal	27,311,723		64,251,399

Investments accounted for under the cost method or the lower of cost or market value method:
United Fu Shen Chen Technology Corp. (formerly Applied Component Technology Corp.) (Note G)	40,000	16.60	—	—
United Industrial Gases Co., Ltd.	146,250	7.95	146,250	8.11
Epitech Technology Corp. (Note H)	497,294	7.53	—	—
MediaTek Inc.	613,447	6.24	969,048	10.06
Industrial Bank of Taiwan Corp.	1,139,196	4.95	1,139,196	4.95
Subtron Technology Co., Ltd.	172,800	4.92	172,800	4.93
Chipbond Technology Corp. (Note I)	235,893	4.48	—	—
Billionton Systems Inc.	30,948	2.67	30,948	2.77
AU Optronics Corp. (Note J)	959,082	1.33	959,082	1.44
Mega Financial Holding Company	3,108,656	0.84	3,108,656	0.84
Premier Image Technology Corp.	27,964	0.60	27,964	0.59
Pacific Technology Partners, L.P. (Note K)	343,321	—	336,099	—
Pacific United Technology, L.P. (Note K)	163,900	—	126,560	—
Taiwan High Speed Rail Corp. (Note L)	300,000	—	300,000	—

Subtotal	7,778,751		7,316,603

Total	$35,090,474		$71,568,002

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Note A:	During 2004, the Company acquired an additional 24.95% of interest in UMCi Ltd., totaling 227,938 thousand shares amounting to NT$10,762 million. Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to the Branch since April 1, 2005.

Note B:	The cost is recorded as NT$4,372 million and NT$2,527 million as of December 31, 2005 and 2004, respectively. After deducting the subsidiary’s holding of the Company’s stock (treated as treasury stock) of NT$172 million in both years, the residual book values totalled NT$4,200 million and NT$2,355 million as of December 31, 2005 and 2004, respectively.

Note C:	The cost is recorded as NT$16,968 million and NT$30,434 million as of December 31, 2005 and 2004, respectively. After deducting the subsidiary’s holding of the Company’s stock (treated as treasury stock) of NT$20,137 million in both years, the residual of book values totalled NT$(3,170) million and NT$10,296 million as of December 31, 2005 and 2004, respectively.

Note D:	The equity method was applied for investees in, which the Company held the highest percentage of the outstanding voting rights and had significant influences on operating decisions.

Note E:	The equity method was applied for investees, in which the total ownership held by the Company and its subsidiaries is over 20%.

Note F:	United Foundry Service, Inc. was liquidated in April 2005. All businesses, operations, and assets of the company were transferred to UMC Group (USA).

Note G:	In the third quarter of 2004 the Company recognized a permanent loss of NT$85 million as the decline in market value was deemed irrecoverable. Since January 1, 2005, the Company was no longer a majority stockholder of United Fu Shen Chen Technology Corp. Thus the cost method was appropriately applied instead of the equity method.

Note H:	As of August 1, 2005, the Company’s former investee, “Epitech Technology Corp.” (accounted for under the cost method) merged into South Epitaxy Co., Ltd. and was retained as Epitech Technology Corp. One share of the former investee, “Epitech Technology Corp.” was exchanged for 1.36 shares of Epitech Technology Corp. As the Company held less than 20% voting rights and had no significant influences, the cost method was applied.

Note I:	As of September 1, 2005 the Company’s former investee, Aptos (Taiwan) Corp. (accounted for under the equity method), merged into Chipbond Technology Corp. Three shares of Aptos (Taiwan) Corp. were exchanged for 1 share of Chipbond Technology Corp. As the Company held less than 20% voting rights and had no significant influences, the cost method was applied.

Note J:	As of December 2005 and 2004, the Company held 77,625 thousand and 71,215 thousand AU Optronics Corp. shares; among the shares held by the Company, 73,566 thousand and 66,109 thousand shares were utilized as reference shares for the Company’s zero coupon exchangeable bonds, for year 2005 and 2004, respectively.

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Note K:	The amount represented the investment in limited partnership without voting rights. As the Company was not able to exercise significant influences, the investments were accounted for under the cost method.

Note L:	The amount represented investment of 30 million in preferred shares. As the Company did not possess voting rights or significant influence, the cost method was applied.

b.	Total loss arising from investments accounted for under the equity method, which were based on the audited financial statements of the investees, were NT$2,677 million and NT$2,509 million for the years ended December 31, 2005 and 2004, respectively. Among which, investment income amounting to NT$821 million and NT$631 million from the respective long-term investment balances of NT$5,898 million and NT$5,380 million as of December 31, 2005 and 2004, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	The long-term investments were not pledged.

d.	Effective from January 1, 2005, the Company has adopted the revised R.O.C. Statement of Financial Accounting Standards No.7 “Consolidation of Financial Statements”, to account for equity investments above 50%, directly or indirectly, or for investment holdings of less than 50% but has significant influence on the operation of the investees, in the consolidation report for the year ended December 31, 2005. The consolidated subsidiaries are as follows: UMC Group (USA), United Microelectronics (Europe) B.V., UMC Capital Corp., United Microelectronics Corp. (Samoa), United Foundry Service, Inc. (the liquidation process was completed in April 2005), TLC Capital Co., Ltd., UMCi Ltd., Fortune Venture Capital Corp., Hsun Chieh Investment Co., Ltd., United Microdisplay Optronics Corp., Thintek Optronics Corp., UMC Japan, Silicon Integrated Systems Corp. (ceased to possess control on June 27, 2005), XGI Technology Inc. (ceased to possess control on June 27, 2005), Unitruth Investment Corp. (investee 100% owned by Fortune Venture Capital Corp.), UMC Capital (USA) (investee 100% owned by UMC Capital Corp.), ECP VITA Ltd. (investee 100% owned by UMC Capital Corp.), Silicon Integrated Systems Corp. – Hong Kong (ceased to possess control on June 27, 2005), Silicon Integrated Systems Corp. – USA (ceased to possess control on June 27, 2005), Investar CPU Venture Capital Fund, Inc. LDC (liquidation process was completed during the first quarter of 2005), XGi Technology Inc. (Cayman) (ceased to possess control on June 27, 2005), and XGI Technology Inc. (USA) (ceased to possess control on June 27, 2005).

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e.	In year 2004, the total assets and operating revenues of each following subsidiary including Fortune Venture Capital Corp., Unitruth Investment Corp. (100% owned subsidiary of Hsun Chieh), UMC Capital Corp., United Microelectronics Corp. (Samoa), and United Foundry Service, Inc. are each less than 10% of the total non-consolidated assets and operating revenues of the Company. The total combined assets or operating revenues for the above mentioned subsidiaries account for less than 30% of the Company’s total non-consolidated assets or revenues. Therefore, the above mentioned subsidiaries are not included in the consolidated financial statements.

(8) PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2005
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	16,287,803	(4,668,161)	11,619,642
Machinery and equipment	366,982,250	(246,233,155)	120,749,095
Transportation equipment	88,413	(62,501)	25,912
Furniture and fixtures	2,199,773	(1,510,187)	689,586
Construction in progress and prepayments	15,592,805	—	15,592,805

Total	$402,283,620	$(252,474,004)	$149,809,616

	As of December 31, 2004
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	13,133,658	(3,849,418)	9,284,240
Machinery and equipment	301,773,287	(197,186,064)	104,587,223
Transportation equipment	79,610	(52,336)	27,274
Furniture and fixtures	1,976,487	(1,237,449)	739,038
Leased assets	47,783	(47,783)	—
Construction in progress and prepayments	21,584,900	—	21,584,900

Total	$339,728,301	$(202,373,050)	$137,355,251

a.	Total interest expense before capitalization amounted to NT$1,133 million and NT$1,402 million for the years ended December 31, 2005 and 2004, respectively.

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Details of capitalized interest are as follows:

	For the year ended December 31,
	2005	2004
Machinery and equipment	$210,689	$218,554
Other property, plant and equipment	4,397	3,926

Total interest capitalized	$215,086	$222,480

Interest rates applied	2.86%~4.20%	2.30%~3.38%

b.	The insurance coverage for property, plant and equipment was sufficient as of December 31, 2005 and 2004, respectively.

c.	Please refer to Note 6 for property, plant and equipment pledged as collateral.

(9) OTHER ASSETS-OTHERS

	As of December 31,
	2005	2004
Leased assets	$1,366,695	$1,382,090
Deposits-out	579,710	571,701
Others	59,118	122,160

Total	$2,005,523	$2,075,951

(a)	The insurance coverage for leased assets was sufficient as of December 31, 2005 and 2004, respectively.

(b)	Please refer to Note 6 for deposits-out pledged as collateral.

(10) ASSET IMPAIRMENT

Pursuant to the R.O.C. SFAS No. 35, “Accounting for Asset Impairment”, which became effective on January 1, 2005, the Company had recognized impairment loss of NT$482.6 million for the year ended December 31, 2005. Details of impairment losses are as follows:

For the year ended December 31, 2005
Investment loss accounted for under the equity method:
Impairment recognized in proportion to percentage of ownership in equity investees	$322,408

Impairment loss:
Long-term investments accounted for under the equity method	100,191
Other assets	60,000

Subtotal	160,191

Total	$482,599

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(11) SHORT-TERM LOANS

	As of December 31,
	2005	2004
Unsecured bank loans	$—	$1,904,400

Interest rates	—	2.52%~2.77%

Please refer to Note 6, in connection with the short-term loans.

The Company’s unused short-term lines of credits amounted to NT$8,026 million and NT$6,487 million as of December 31, 2005 and 2004, respectively.

(12) BONDS PAYABLE

	As of December 31,
	2005	2004
Secured domestic bonds payable	$—	$570,003
Unsecured domestic bonds payable	30,500,000	32,750,000
Convertible bonds payable	12,540,432	—
Exchangeable bonds payable	3,218,623	3,107,029

Total	46,259,055	36,427,032
Less: Current portion	(10,250,000)	(2,820,003)

Net	$36,009,055	$33,607,029

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repayable in installments every six months from April 27, 2002 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

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d.	On December 12, 2001, the Company issued zero coupon convertible redeemable bonds amounting to US$302.4 million on the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds can be redeemed at 101.675% of their principal amount on March 1, 2004.

(b)	Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds subject to giving no less than 30 nor more than 60 days’ advance notice at the early redemption amount, provided that:

i.	On or at any time after June 13, 2003, the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days ending at any time within the period of 5 ADS trading days prior to the redemption notice, or

ii.	At any time prior to maturity, at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

(c)	Conversion Period

i.	In respect of the common shares, on or after January 22, 2002 and on or prior to February 20, 2004, or

ii.	In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering the resale of certain ADSs issuable upon conversion of the bonds has been declared effective by the U.S. Securities and Exchange Commission, on or prior to February 20, 2004.

(d)	Conversion Price

i.	In respect of the common shares, will be NT$66.67 per share, and

ii.	In respect of the ADSs, will be US$9.673 per ADS.

The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of the maturity date, the Company had reacquired a total amount of US$63 million of the bonds from the open market. The corresponding loss on the reacquisition amounting to NT$0.06 million for the year ended December 31, 2004, was recognized as other losses.

(f)	Redemption of the Bonds

On February 27, 2004, the remaining balance of bonds was redeemed.

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e.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May, 10 2007

(c)	Redemption

i.	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AUO common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NTD34.645=USD 1.00.

ii.	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying securities: ADS or Common Share of AU Optronics Corp.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NTD46.10 per share, determined on the basis of a fixed exchange rate of NTD34.645=USD1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

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(e)	Exchange of the Bonds

As of December 31, 2005 and 2004, certain bondholders have exercised their rights to exchange their bonds with the total principal amounts of US$137 million and US$137 million into AUO shares. The corresponding gain on the exchange amounting to NT$0 and NT$3,457 million for the year ended December 31, 2005 and 2004, respectively, was recognized as a gain on sales of investments.

f.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

g.	On July 15, 2003, the Company issued its second LSE listed zero coupon exchangeable bonds exchangeable for common shares of AUO with an aggregate principal amount of US$205.8 million. The issue price was set at 103.0% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on July 15, 2008.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after January 15, 2004 and on or prior to July 15, 2005, at their principal amount plus a certain premium (the “Early Redemption Amount”) and thereafter until July 15, 2008 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 125% of the exchange price then in effect translated into US Dollars at the rate of NT$34.390 to US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of any bondholder, redeem such bonds starting on July 15, 2005 at their principal amount.

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(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after August 14, 2003 and prior to June 30, 2008, into AUO shares at an exchange price of NT$36.387 per share, determined on the basis of a fixed exchange rate of NT$34.39 to US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of December 31, 2004, all bondholders have exercised their rights to exchange their bonds into AUO shares. The corresponding gain on the exchange amounting to NT$4,349 million for the year ended December 31, 2004 was recognized as a gain on sales of investments.

h.	On October 5, 2005, the Company issued zero coupon convertible bonds on the EuroMTF Market of Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

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iii.	In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii	Conversion Price and Adjustment: The conversion price is US$3.814 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds:

As of December 31, 2005, the Company did not reacquire any of the bonds from the open market.

i.	Repayments of the above bonds in the future years are as follows:

(assuming the convertible bonds and exchangeable bonds are both paid off upon maturity)

Bonds repayable in	Amount
2006	$10,250,000
2007	5,468,623
2008	23,040,432
2009	—
2010 and thereafter	7,500,000

Total	$46,259,055

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(13) PENSION FUND

a.	The Labor Pension Act of R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. According to the Act, the rate of contribution by any employer to an employee’s pension account per month shall not be less than 6% of each employee’s monthly salary or wage. The Company has made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts since July 1, 2005, and amounting to NT$170 million as of December 31, 2005. Pension benefits for employees of the Branch are provided in accordance with the local regulations, and the company has contributed the amount of NT$50 million as of December 31, 2005.

The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are entitled for the first 15 years of services while one unit per year is entitled after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Central Trust of China managed independently by an administered pension fund committee. The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

b.	Change in benefit obligation during the year:

	For the year ended December 31,
	2005	2004
Projected benefit obligation at beginning of year	$(3,790,299)	$(3,205,466)
Service cost	(302,509)	(410,619)
Interest cost	(132,660)	(112,191)
Benefits paid	10,883	15,053
Gain (loss) on projected benefit obligation	72,276	(77,076)

Projected benefit obligation at end of year	$(4,142,309)	$(3,790,299)

c.	Change in pension assets during the year:

	For the year ended December 31,
	2005	2004
Fair value of plan assets at beginning of year	$959,325	$845,006
Actual return on plan assets	14,632	21,964
Contributions from employer	114,587	103,705
Benefits paid	(10,883)	(15,053)
Transferred in from merger with SiSMC	—	3,703

Fair value of plan assets at end of year	$1,077,661	$959,325

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d.	The funding status of the pension plan is as follows:

	As of December 31,
	2005	2004
Benefit obligation
Vested benefit obligation	$(39,069)	$(14,551)
Non-vested benefit obligation	(1,671,097)	(1,363,332)

Accumulated benefit obligation	(1,710,166)	(1,377,883)
Effect from projected salary increase	(2,432,143)	(2,412,416)

Projected benefit obligation	(4,142,309)	(3,790,299)
Fair value of plan assets	1,077,661	959,325

Funded status	(3,064,648)	(2,830,974)
Unrecognized net transitional benefit obligation	140,837	169,004
Unrecognized gain	(79,967)	(28,541)

Accrued pension liabilities recognized in the balance sheet	$(3,003,778)	$(2,690,511)

e.	The components of the net periodic pension cost are as follows:

	For the year ended December 31,
	2005	2004
Service cost	$302,509	$410,619
Interest cost	132,660	112,191
Expected return on plan assets	(35,482)	(23,238)
Amortization of unrecognized transitional net benefit obligation	28,167	28,167
Transferred from SiSMC in the merger	—	8,844

Net periodic pension cost	$427,854	$536,583

The actuarial assumptions underlying are as follows:

	For the year ended December 31,
	2005	2004
Discount rate	3.00%	3.50%
Rate of salary increase	4.50%	5.00%
Expected return on plan assets	3.00%	3.50%

(14) CAPITAL STOCK

a.	Based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC on July 1, 2004, the effective date, through the issuance of 357,143 thousand new shares at a par value of $10 each. 2.24 shares of SiSMC were exchanged to 1 share of the Company, the surviving company.

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b.	As recommended by the board of directors and amended by the shareholders’ meeting on June 1, 2004, the Company issued 1,399,685 thousand new shares from the capitalization of retained earnings that amounted to NT$13,336 million and capital reserve that amounted to NT$661 million, of which NT$12,224 million were stock dividends and NT$1,111 million were employees’ bonus.

c.	On July 22, 2004, the Company cancelled 149,728 thousand shares of treasury stock, which were bought back during the period from August 1 to September 28, 2001 and the period from August 14 to September 25, 2002 for conversion of the convertible bonds.

d.	The employee stock option issued by the Company on October 7, 2002 became exercisable in 2004; 44,138 thousand shares were exercised during 2004. The effective date of issuance of new shares was December 28, 2004.

e.	As of December 31, 2004, 22,000,000 thousand common shares were authorized to be issued and 17,791,982 thousand common shares were issued, each at a par value of NT$10.

f.	On April 26, 2005, the Company cancelled 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002 for transfer to employees.

g.	As recommended by the board of directors and amended by the shareholders’ meeting on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million were stock dividends and NT$1,973 million were employees’ bonus.

h.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 95,814 thousand shares were exercised during 2005. The effective dates of capitalization were March 15, September 28 and December 26, 2005.

i.	As of December 31, 2005, 26,000,000 thousand common shares were authorized to be issued and 19,794,703 thousand common shares were issued, each at a par value of NT$10. The exercise of employee stock options of 28,845 thousand common shares were issued on December 26, 2005, and registration was completed on January 16, 2006.

j.	The Company has issued a total of 276,820 thousand ADSs which were traded on the NYSE as of December 31, 2005. The total number of common shares represented by all issued ADSs is 1,384,102 thousand shares (one ADS represents five common shares).

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(15) EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Financial Supervisory Commission, Executive Yuan - Securities and Futures Bureau, to issue Employee Stock Options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The grant period for the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	665,338	$15.9
January 3, 2003	61,000	49,222	$17.9
November 26, 2003	57,330	47,960	$25.0
March 23, 2004	33,330	25,570	$23.2
July 1, 2004	56,590	47,530	$20.9
October 13, 2004	20,200	16,350	$18.0
April 29, 2005	23,460	20,110	$16.6
August 16, 2005	54,350	51,850	$21.9
September 29, 2005	51,990	51,390	$20.0

a.	A summary of the Company’s stock option plans, and related information for the years ended December 31, 2005 and 2004 are as follows:

	For the year ended December 31,
	2005		2004
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of year	973,858	$17.0	980,664	$16.5
Granted	129,800	$20.2	110,120	$21.1
Exercised	(95,814)	$15.9	(44,138)	$15.9
Forfeited	(32,524)	$18.8	(72,788)	$17.3

Outstanding at end of year	975,320	$17.5	973,858	$17.0

Exercisable at end of year	528,373		368,896

Weighted-average fair value of options granted during the year (NTD)	$6.5		$3.8

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b.	The information of the Company’s outstanding stock options as of December 31, 2005 is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.9~$17.9	714,560	1.2	$16.0	504,393	$16.0
2003.10.08	$20.9~$25.0	121,060	2.6	$23.0	23,980	$25.0
2004.09.30	$16.6~$21.9	139,700	3.9	$20.0	—	$—

		975,320	1.7	$17.5	528,373	$16.4

c.	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation cost for the year ended December 31, 2005 and 2004 are both NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the year ended December 31, 2005
	Basic earnings per share	Diluted earnings per share
Net Income	$7,026,692	$7,026,692
Earnings per share (NTD)	$0.38	$0.38
Pro forma net income	$6,782,033	$6,782,033
Pro forma earnings per share (NTD)	$0.37	$0.36

	For the year ended December 31, 2004 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
Net Income	$31,843,381	$31,873,101
Earnings per share (NTD)	$1.70	$1.67
Pro forma net income	$31,761,407	$31,791,127
Pro forma earnings per share (NTD)	$1.69	$1.67

The fair value of the options granted after January 1, 2004, was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for the year ended December 31, 2005 and 2004: expected dividend yields of 1.64% and 11.40%; volatility factors of the expected market price of the Company’s common stock of 41.48% and 48.64%; risk-free interest rate of 1.92% and 2.78%; and a weighted-average expected life of the options of 4.4 years, respectively.

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(16) TREASURY STOCK

a.	The Company bought back its own shares from the open market during the years ended December 31, 2005 and 2004. Details of the treasury stock transactions are as follows:

For the year ended December 31, 2005

(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of December 31, 2005
For transfer to employees	241,181	250,000	49,114	442,067
For conversion of the convertible bonds into shares	—	500,000	—	500,000

Total shares	241,181	750,000	49,114	942,067

For the year ended December 31, 2004

(In thousands of shares)

Purpose	As of January 1, 2004	Increase	Decrease	As of December 31, 2004
For transfer to employees	49,114	192,067	—	241,181
For conversion of the convertible bonds into shares	149,728	—	149,728	—

Total shares	198,842	192,067	149,728	241,181

b.	The eighth buyback plan of 500,000 thousand shares of treasury stock was originally intended for the purpose of transferring to employees. However, as a result of the board of directors meeting held on September 9, 2005, the shares were approved for the use of conversion of convertible bonds into shares instead. The relevant government authorities had approved the buyback plan.

c.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the Company’s issued stock; total purchase amount shall not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of treasury stock that the Company could hold as of December 31, 2005 and 2004 was 1,979,470 thousand shares and 1,779,198 thousand shares while the ceiling of the amount was NT$90,851 million and NT$89,425 million, respectively. As of December 31, 2005 and 2004, the Company held 942,067 thousand shares and 241,181 thousand shares of treasury stock, which amounted to NT$21,577 million and NT$7,376 million, respectively.

d.	Treasury stock shall not be pledged, nor does it entitle voting rights or receive dividends, in compliance with the Securities and Exchange Law of the R.O.C.

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e.	As of December 31, 2005, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corp., held 599,696 thousand shares and 21,847 thousand shares of the Company’s stock, with a book value of NT$18.98 and NT$7.87 per share, respectively. The average closing price during December 2005 was NT$18.98.

As of December 31, 2004, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corp., held 543,732 thousand shares and 19,808 thousand shares of the Company’s stock, with a book value of NT$20.08 and NT$8.68 per share, respectively. The average closing price during December 2004 was NT$20.08.

(17) RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The appropriation of 2005 retained earnings has not yet been recommended by the board of directors as of the date of the Report of Independent Auditors. Information on the board of directors’ recommendations and shareholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

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The appropriation of 2004 retained earnings was approved by the board of directors on March 17, 2005. Through unanimous decision at the shareholders’ meeting, held on June 13, 2005, NT$0.10 of cash dividend per share is to be distributed.

Details of the 2004 employee bonus settlement and directors’ and supervisors’ remuneration are as follows:

	For the year ended December 31, 2004
	As approved by the shareholders’ meeting	As recommended by the board of directors	Differences
1. Settlement of employees’ bonus by issuance of new shares
a. Number of shares (in thousands)	197,286	197,286	—
b. Amount	$1,972,855	$1,972,855	—
c. Percentage on total number of outstanding shares at year end (%)	1.12	1.12	—
2. Remuneration paid to directors and supervisors	$27,006	$27,006	—
3. Effect on earnings per share before retroactive adjustments
a. Basic and diluted earnings per share (NTD)	$1.89/1.86	$1.89/1.86	—
b. Pro forma basic and diluted earnings per share taking into consideration employees’ bonus and directors’ and supervisors’ remuneration (NTD)	$1.77/1.75	$1.77/1.75	—

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger, which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve-excess from the merger in proportion to the ownership percentage-then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

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c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, when the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided for in the Company’s accounts in proportion to its ownership percentage.

For the 2004 appropriations approved by the shareholders’ meeting on June 13, 2005, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,667 million.

(18) OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the year ended December 31,
	2005			2004
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salary	$6,252,412	$2,180,082	$8,432,494	$6,804,389	$2,148,418	$8,952,807
Labor and health insurance	410,228	113,429	523,657	382,323	100,524	482,847
Pension	488,932	159,427	648,359	387,675	148,908	536,583
Other personnel expenses	67,096	27,928	95,024	72,600	40,032	112,632
Depreciation	44,221,133	1,888,140	46,109,273	36,691,504	1,892,675	38,584,179
Amortization	176,459	2,119,210	2,295,669	74,603	1,051,031	1,125,634

The numbers of employees as of December 31, 2005 and 2004 were 12,068 and 10,642, respectively.

(19) INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the year ended December 31,
	2005	2004
Income tax on pre-tax income at statutory tax rate	$2,466,936	$7,969,313
Permanent differences	(2,523,713)	(5,044,599)
Change in investment tax credit	6,942,626	(6,356,507)
Change in valuation allowance	(6,885,849)	3,461,178
Income tax on interest revenue separately taxed	838	4,524

Income tax expense	$838	$33,909

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b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2005		2004
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$13,609,045		$22,150,454
Loss carry-forward	$14,671,930	3,667,982	$16,861,498	4,215,375
Pension	3,001,282	750,321	2,564,784	641,196
Allowance on sales returns and discounts	779,688	194,922	1,074,859	268,715
Allowance for loss on obsolescence of inventories	252,855	63,214	1,193,403	298,351
Others	571,066	142,766	163,666	40,916

Total deferred income tax assets		18,428,250		27,615,007
Valuation allowance		(8,675,361)		(15,561,210)

Net deferred income tax assets		9,752,889		12,053,797

Deferred income tax liabilities
Unrealized exchange gain	—	—	(998,937)	(249,734)
Depreciation	(9,667,939)	(2,416,985)	(17,872,634)	(4,468,159)

Total deferred income tax liabilities		(2,416,985)		(4,717,893)

Total net deferred income tax assets		$7,335,904		$7,335,904

Deferred income tax assets - current		$6,354,040		$9,660,216
Deferred income tax liabilities - current		—		(249,734)
Valuation allowance		(3,019,530)		(5,886,193)

Net		3,334,510		3,524,289

Deferred income tax assets - noncurrent		12,074,210		17,954,791
Deferred income tax liabilities - noncurrent		(2,416,985)		(4,468,159)
Valuation allowance		(5,655,831)		(9,675,017)

Net		4,001,394		3,811,615

Total net deferred income tax assets		$7,335,904		$7,335,904

c.	The Company’s income tax returns for all the fiscal years up to 2002 have been assessed and approved by the Tax Authority.

d.	Pursuant to the “Statute for the Establishment and Administration of Science Park of R.O.C.”, the Company was granted several four-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2001 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2010.

37

e.	The Company earns investment tax credits for the amount invested in production equipment, research and development, and employee training.

As of December 31, 2005, the Company’s unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2005	$3,175,299	$226,777
2006	3,656,565	3,041,093
2007	1,996,790	1,996,790
2008	3,166,290	3,166,290
2009	5,178,095	5,178,095

Total	$17,173,039	$13,609,045

f.	Under the rules of the Income Tax Law of the R.O.C., net loss can be carried forward for 5 years. As of December 31, 2005, the unutilized accumulated loss was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$10,856,896	$10,856,896
2007	3,773,826	3,773,826
2008 (Transferred in from merger with SiSMC)	2,283	2,283
2009 (Transferred in from merger with SiSMC)	38,925	38,925

Total	$14,671,930	$14,671,930

g.	The balance of the Company’s imputation credit accounts as of December 31, 2005 and 2004 were NT$29 million and NT$0.4 million, respectively. The creditable ratio for 2004 and 2003 was 0.35% and 0.69%, respectively.

h.	As of December 31, 2005 and 2004, the Company’s earnings generated from December 31, 1997 and prior years, have been appropriated.

38

(20) EARNINGS PER SHARE

a.	The Company held zero coupon convertible bonds and employee stock options during 2005, and thus has a complex capital structure. The calculation of basic and diluted earnings per share, for the years ended December 31, 2005 and 2004, was disclosed as follows:

(shares expressed in thousands)	For the year ended December 31,
	2005	2004 (retroactively adjusted)
Income before income tax	$7,027,530	$31,877,290
Effect of dilution:
Employee stock options	$—	$—
Convertible bonds	$—	$39,626

Adjusted income before income tax assuming dilution	$7,027,530	$31,916,916

Net income after income tax	$7,026,692	$31,843,381
Effect of dilution:
Employee stock options	$—	$—
Convertible bonds	$—	$29,720

Adjusted net income assuming dilution	$7,026,692	$31,873,101

Weighted-average of shares outstanding	18,410,922	18,753,969
Effect of dilution:
Employee stock options	159,601	274,141
Convertible bonds	120,548	25,026

Adjusted weighted average of shares outstanding assuming dilution	18,691,071	19,053,136

Earnings per share-basic (NTD)
Income before income tax	$0.38	$1.70

Net income	$0.38	$1.70

Earnings per share-diluted (NTD)
Income before income tax	$0.38	$1.68

Net income	$0.38	$1.67

39

b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

(shares expressed in thousands)	For the year ended December 31, 2005
	Basic	Diluted
Net income	$7,026,692	$7,026,692

Weighted average of shares outstanding:
Beginning balance	17,550,801	17,550,801
Stock dividends and employees’ bonus at 11.4% in 2005	2,009,072	2,009,072
Purchase of 750,000 thousand shares of treasury stock in 2005	(349,945)	(349,945)
Exercise of 95,814 thousand units of employees’ stock options	43,762	43,762
Dilutive shares of employee stock options accounted for under treasury stock method	—	159,601
Dilutive shares issued assuming conversion of bonds	—	120,548

Ending balance	19,253,690	19,533,839

Earnings per share
Net income (NTD)	$0.36	$0.36

(shares expressed in thousands)	For the year ended December 31, 2004 (retroactively adjusted)
	Basic	Diluted
Net income	$31,843,381	$31,873,101

Weighted average of shares outstanding:
Beginning balance	15,941,901	15,941,901
Stock dividends and employees’ bonus at 8.7% in 2004	1,385,341	1,385,341
Stock dividends and employees’ bonus at 11.4% in 2005	1,983,481	1,983,481
Purchase of 192,067 thousand shares of treasury stock in 2004	(147,348)	(147,348)
Issuance of 357,143 thousand shares of stocks from merger with SiSMC	217,489	217,489
Exercise of 44,138 thousand units of employees’ stock options	5,166	5,166
Dilutive shares of employee stock options accounted for under treasury stock method	—	274,141
Dilutive shares issued assuming conversion of bonds	—	25,026

Ending balance	19,386,030	19,685,197

Earnings per share
Net income (NTD)	$1.64	$1.62

40

(21) MERGER

In order to integrate resources, reduce operating costs, enlarge business scales, and improve its financial structure, profitability and global competitiveness, based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC, the dissolved company, on July 1, 2004. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004. The accounting treatment regarding the merger is in compliance with the R.O.C. SFAS No. 25 “Enterprise Mergers-Accounting of Purchase Method.”

Relevant information required by R.O.C. SFAS No. 25 is disclosed as follows:

a.	Information of the dissolved company:

SiSMC was split from Silicon Integrated Systems Corp. on December 15, 2003. It was mainly engaged in manufacturing of integrated circuits and components of semiconductors.

b.	Effective date, percentage of acquisition and accounting treatment:

Based on the agreement and the resolution of the board of directors’ meeting, the effective date of the merger was July 1, 2004. All the stocks of the dissolved company were exchanged by the surviving company’s newly issued shares, and the merger was accounted for under the purchase method.

c.	The period of combining the dissolved company’s operating result:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was integrated into the operating result of the Company.

d.	Acquisition costs and the types, quantities, and amounts of securities issued for the merger:

According to the agreement, 357,143 thousand common shares, amounting to NT$3,571 million, were newly issued by the Company for the merger. The newly issued shares were allocated to the dissolved company’s shareholders in proportion to their ownership 2.24 common shares were exchanged for 1 new share. Since SiSMC was not a public company, there is no market value. Thus, the acquisition cost was determined based on the appraisal made by China Property Appraising Center Co., Ltd.

e.	Amortization method and useful lives for goodwill or deferred credit:

The difference between the acquisition cost and the fair value of identifiable net assets was recognized as goodwill, which was to be amortized under the straight-line method for 15 years according to the Article 35 of Enterprise Mergers and Acquisitions Law of the R.O.C.

41

f.	Contingent price, warrants, or commitments and accounting treatments in the merger contracts:

None.

g.	Decisions of disposal of significant assets from the merger:

None.

h.	Pro forma information on operating results:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was consolidated into the financial statements of the Company.

The pro forma operating results from January 1, 2004 to June 30, 2004 of SiSMC are included in the following pro forma information. The pro forma information on the operating results stated below is based on the assumption that the Company merged with SiSMC on January 1, 2004.

(Shares expressed in thousands)	For the year ended December 31, 2004
Net operating revenues	$119,567,347
Net income	$30,669,982
Weighted-average of shares outstanding	18,969,094
Earnings per share-basic (NTD)	$1.62

5. RELATED PARTY TRANSACTIONS

(1) Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC Group (USA) (UMC-USA)	Equity investee
United Foundry Service, Inc. (liquidated in April 2005)	Equity investee
United Microelectronics (Europe) B.V. (UME BV)	Equity investee
UMC Capital Corp.	Equity investee
United Microelectronics Corp. (Samoa)	Equity investee
Fortune Venture Capital Corp. (Fortune )	Equity investee
Hsun Chieh Investment Co., Ltd. (Hsun Chieh)	Equity investee
UMCi Ltd. (UMCi)	Equity investee
United Microdisplay Optronics Corp.	Equity investee
UMC Japan (UMCJ)	Equity investee

42

Name of related parties	Relationship with the Company
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.) (Toppan)	Equity investee
Holtek Semiconductor Inc. (Holtek)	Equity investee
Unitech Capital Inc.	Equity investee
ITE Tech. Inc.	Equity investee
Unimicron Technology Corp.	Equity investee
Novatek Microelectronics Corp.	Equity investee
Faraday Technology Corp. (Faraday)	Equity investee
Silicon Integrated Systems Corp.	Equity investee
AMIC Technology Corp.	Equity investee
Pacific Venture Capital Co., Ltd.	Equity investee
Aptos (Taiwan) Corp. (Aptos) (merged into Chipbond Technology Corp. on September 1, 2005)	Equity investee
Thintek Optronics Corp.	Equity investee
XGI Technology Inc.	Equity investee
TLC Capital Co., Ltd.	Equity investee
Chiao Tung Bank Co., Ltd. (Chiao Tung) (ceded the supervisory role on May 30, 2005)	The Company’s supervisor
Davicom Semiconductor, Inc.	Subsidiary’s equity investee
Unitruth Investment Corp. (Unitruth)	Subsidiary’s equity investee
Uwave Technology Corp. (formerly United Radiotek Inc.)	Subsidiary’s equity investee
UCA Technology, Inc.	Subsidiary’s equity investee
Afa Technologies, Inc.	Subsidiary’s equity investee
Star Semiconductor Corp.	Subsidiary’s equity investee
Aevoe Inc.	Subsidiary’s equity investee
USBest Technology Inc.	Subsidiary’s equity investee
Smedia Technology Corp.	Subsidiary’s equity investee
U-Media Communications, Inc.	Subsidiary’s equity investee
Chip Advanced Technology Inc.	Subsidiary’s equity investee
Crystal Media Inc.	Subsidiary’s equity investee
ULi Electronics Inc.	Subsidiary’s equity investee
HARVATEK Corp.	Subsidiary’s equity investee
Mobile Devices Inc.	Subsidiary’s equity investee

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(2) Significant Related Party Transactions

a.	Operating revenues

	For the year ended December 31,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMC-USA	$43,226,036	48	$53,751,976	46
UME BV	6,839,285	7	19,685,139	17
Others	14,837,519	16	11,179,096	9

Total	$64,902,840	71	$84,616,211	72

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for related parties, overseas sales was net 30~60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Purchases

	For the year ended December 31,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMCi	$1,244,347	5	$2,987,721	11

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchases were 60 days for the related parties and net 30~90 days for the third-party suppliers.

c.	Notes receivable

	As of December 31,
	2005		2004
	Amount	Percentage	Amount	Percentage
Holtek	$62,136	100	$39,034	96

d.	Accounts receivable, net

	As of December 31,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMC-USA	$4,559,933	35	$4,389,514	36
UME BV	545,166	4	1,875,964	16
Others	3,219,539	24	2,139,712	18

Total	8,324,638	63	8,405,190	70

Less: Allowance for sales returns and discounts	(690,292)		(760,772)
Less: Allowance for doubtful accounts	(111,393)		(197,956)

Net	$7,522,953		$7,446,462

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e.	Accounts payable

	As of December 31,
	2005		2004
	Amount	Percentage	Amount	Percentage
UMCi	$—	—	$800,805	18

f.	Financial activities

Other receivables – related parties

	For the year ended December 31, 2005
	Maximum balance		Ending balance	Interest rate	Interest revenue
	Amount	Month
UMCi	$5,137,760	2005.03	$—	2.74%-3.05%	$7,669

Loans

	For the year ended December 31, 2004
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$282,547	2004.01	$—	1.83%~2.53%	$2,453

g.	Acquisitions of assets

	For the year ended December 31, 2005
	Item	Amount
Fortune	Purchase of Aptos (Taiwan) Corp. Stock	$140,231
Fortune	Purchase of “Epitech Technology Corp.” stock	185,840
Hsun Chieh	Purchase of “Epitech Technology Corp.” stock	97,658
Unitruth	Purchase of “Epitech Technology Corp.” stock	16,495

Total		$440,224

	For the year ended December 31, 2004
	Item	Amount
UMCJ	Purchase UMCi stock	$3,947,580
UMCi	Purchase UMCi equipment	165,703

Total		$4,113,283

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In 2004, the Company acquired 90,000 thousand shares of UMCi from UMCJ amounting to approximately NT$3,948 million. The purchase price of US$1.3 per share was based on UMCi’s net asset value, considerations of future industry competition and operating strategies. The Company has complied with “Regulations Governing the Acquisition or Disposition of Assets by Public Companies” to obtain fairness opinions from a security expert and a Certified Public Accountant to evaluate the reasonableness of the purchase price. Gains arising from the upstream transaction amounting to NT$475 million were recognized by UMCJ, and the Company eliminated NT$254 million in proportion to its ownership percentage while recognizing the investment gain or loss of UMC Japan.

h.	As of December 31, 2005, the ending balance of endorsement provided to UMC Japan totaled NT$2,932 million.

i.	Other transactions

The Company has made several other transactions, including service charges, joint development expenses of intellectual property, and commissions etc., with related parties totaling approximately NT$721 million and NT$940 million for the years ended December 31, 2005 and 2004, respectively.

The Company has purchased approximately NT$476 million and NT$442 million of masks from Toppan during the years ended December 31, 2005 and 2004, respectively.

As of December 31, 2005, the joint development contracts of intellectual property entered into with related parties have amounted to approximately NT$2,550 million, and a total amount of NT$1,550 million has been paid. As of December 31, 2004, the joint development contracts of intellectual property entered into with related parties have amounted to approximately NT$2,203 million, and a total amount of NT$1,157 million has been paid.

As of December 31, 2005 and 2004, other receivables arising from the usage of facilities and rental revenue from related parties are NT$22 million and NT$23 million, respectively.

6. ASSETS PLEDGED AS COLLATERAL

As of December 31, 2005

	Amount	Financial institution that assets were pledged to	Purpose of pledge
Deposits-out (Time deposit)	$520,730	Customs	Customs duty guarantee

46

As of December 31, 2004

	Amount	Financial institution that assets were pledged to	Purpose of pledge
Machinery and equipment	$2,907,092	The International Commercial Bank of China	Bonds payable
Deposits-out (Time deposit)	523,627	Customs	Customs duty guarantee

Total	$3,430,719

7. COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and joint development contracts of intellectual property for a total contract amount of approximately NT20 billion. Royalties and joint development fees for the future years are set out as follows:

For the year ended December 31,	Amount
2006	$4,945,944
2007	1,761,223
2008	468,302
2009	257,945
2010	95,151

Total	$7,528,565

(2)	The Company signed several construction contracts for the expansion of its factory space. As of December 31, 2005, these construction contracts have amounted to approximately NT$590 million and the unpaid portion of the contracts was approximately NT$480 million.

(3)	The Company entered into several operating lease contracts for land. These operating leases expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2006	$198,360
2007	184,549
2008	182,051
2009	182,391
2010	182,740
2011 and thereafter	1,899,443

Total	$2,829,534

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(4)	Oak Technology, Inc. (Oak) and UMC entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by Oak against UMC and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers (the first Oak ITC case). On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. In connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. UMC denied the material allegations of the Complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. UMC also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld findings by the ITC that there had been no patent infringement and no unfair trade practice arising out of a second ITC case filed by Oak against UMC and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, UMC’s declaratory judgment patent counterclaims were dismissed from the district court case. In November 2002, UMC filed motions for summary judgment on each of Oak Technology’s claims against UMC. In that same period, Oak Technology filed motions seeking summary judgment on UMC’s claims for fraudulent concealment and intentional interference with economic advantage, and on various defenses asserted by UMC. In May 2005, the Court issued the following orders: (i) granting UMC’s motion for summary judgment on Oak Technology’s claim for breach of the settlement agreement; (ii) granting in part and denying in part UMC’s motion for summary judgment on Oak Technology’s claim for breach of the implied covenant of good faith and fair dealing; (iii) denying a motion by UMC for summary judgment on Oak Technology’s fraud claim based on alleged patent invalidity under 35 U.S.C. § 112; (iv) granting Oak Technology’s motion for summary judgment on UMC’s fraudulent concealment claims; and (v) granting a motion by Oak Technology for summary judgment on certain of UMC’s defenses. On February 9, 2006, the parties entered a settlement agreement in which UMC, Oak and Zoran (the successor to Oak) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential, and, except for the obligation to keep the terms confidential, impose no obligation on UMC.

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

48

(6)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts oblige the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(7)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning Hejian had a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. Notwithstanding the foregoing, no written agreement was made and executed at that time. Upon the Company’s request to materialize the verbal indication of Hejian by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

The holding company has already issued a total of 700 million shares and the subscription price per share in the last offering is US$1.1. Therefore, the total market value of the holding company is estimated at over US$700 million, with 15% of this figure being worth more than US$110 million. Immediately after the Company had received the offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. Furthermore, the representative of Hejian is putting the shares in escrow to protect the Company’s interests. In the event Hejian distributes any stock dividend or cash dividend, the Company’s stake in Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (R.O.C. SFC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the R.O.C. FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with R.O.C. SFC and TSE, respectively. As of December 31, 2005, the result of such reconsideration and administrative appeal has not been finalized.

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8. SIGNIFICANT DISASTER LOSS

None.

9. SIGNIFICANT SUBSEQUENT EVENT

(1)	For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman. Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, were indicted on charges of breaking the Business Accounting Law and giving rise to breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006.

Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of public prosecution; for this reason, at the time of public prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. Any future consequences of the public prosecution would be Mr. Robert H.C. Tsao and Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns; the Company would not be subject to the indictment regarding to such case.

On February 15, 2006, the Company was fined in the amount of NT$5 million on the grounds of unauthorized investment activities in Mainland China, implicating the violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs. However, as the Company believes it was unreasonably fined, will file an administrative appeal pursuant to relevant laws.

(2)	On January 27, 2006, the Company had sold 58,500 thousand shares of Hsun Chieh Investment Co., Ltd. resulting in the shareholding percentage dropping from 99.97% to 36.49%. For that reason, Hsun Chieh Investments Co., Ltd. was no longer a subsidiary of the Company and thus any shares of the Company held by Hsun Chieh Investments Co., Ltd. shall be reclassified from treasury stock to long-term investments in the Company’s books, of which NT$10,881 million was recorded in effect under long-term investments and stockholders’ equity, respectively.

(3)	The board of directors’ meeting held on February 15, 2006, has approved a purchase plan of 1 billion treasury stocks from the TSE for the purpose of maintaining the interest of the Company’s creditability and its shareholders, starting February 16, 2006 till April 15, 2006.

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10. OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation

(2)	Financial instruments

	As of December 31,
	2005		2004
Non-derivative Financial Instruments	Book Value	Fair Value	Book Value	Fair Value
Financial assets
Cash and cash equivalents	$96,596,623	$96,596,623	$83,347,329	$83,347,329
Marketable securities	4,883,121	5,338,752	3,058,579	3,091,258
Notes and accounts receivables	13,068,452	13,068,452	11,201,919	11,201,919
Long-term investments	35,090,474	82,558,617	71,568,002	100,933,635
Deposits-out	579,710	579,710	571,701	571,701

Liabilities
Short-term loans	—	—	1,904,400	1,904,400
Payables	17,035,721	17,035,721	17,393,532	17,393,532
Capacity deposits (current portion)	657,600	657,600	850,849	850,849
Bonds payable (current portion included)	46,259,055	47,028,153	36,427,032	37,433,884

Derivative Financial Instruments
Credit-linked deposits and repackage bonds - Trading purpose	$977,856	$987,068	$1,683,324	$1,683,324
Interest rate swaps - Non-trading purpose	(95,634)	(730,191)	35,532	(416,149)
Forward contracts - Non-trading purpose	—	—	38,633	38,633

The methods and assumptions used to measure the fair value of financial instruments are as follows:

a.	The book values of short-term financial instruments approximate to fair values due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, current portion of capacity deposits, and payables.

b.	If the fair values of credit-linked deposits and repackage bonds are not available, the book values at the balance sheet date are used as the fair value. The majority of investment portfolios of the credit-linked deposits and repackage bonds are in the form of corporate bonds with maturity of two years or less.

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c.	The fair values of marketable securities and long-term investments are based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the Company will assess all other available information to determine the fair values.

d.	The fair values of deposits-out are based on the book values since the collecting dates cannot be ascertained.

e.	The fair values of bonds payable are determined by the market value. The book values of long-term loans approximate the fair values as the loans bearing floating rates.

f.	The fair values of derivative financial instruments are based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled early at the balance sheet date.

(3)	The Company and its subsidiary, UMCJ, held credit-linked deposits and repackage bonds for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency

As of December 31, 2005

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	500 million	2007.03.29

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As of December 31, 2004

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
Ching Feng Home Fashions Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Hannstar Display Corp. European Convertible Bonds	USD	5 million	2005.10.19
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC Japan, may receive nil or less than full amount of these investments. The Company and its subsidiary, UMC Japan, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will be matured within two years or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

53

(4)	The Company entered into interest rate swaps and forward contracts, and its subsidiary, UMC Japan, entered into forward contracts for hedging the interest rate risks arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risks arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk, and not for trading purpose. The relevant information on the derivative financial instruments entered into by the Company and its subsidiary, UMC Japan, is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of December 31, 2005 and 2004, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 20, 2003 to May 20, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 20, 2003 to May 20, 2010	4.3% minus USD 12-Month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC Japan, are summarized as follows:

As of December 31, 2004

The Company

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 77 million	December 23, 2004 to January 20, 2005

UMC Japan

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 10 million	December 30, 2004 to January 4, 2005

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions because the counterparties are reputable financial institutions with good global standing.

54

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities.

The Company

As of December 31, 2005 and 2004, the balances of current liabilities and current assets arising from interest rate swap were NT$96 million and NT$36 million, respectively.

As of December 31, 2004, the balance of current assets arising from forward contracts was NT$39 million and related exchange losses of NT$415 million and NT$260 million were recorded under non-operating expenses for the year ended December 31, 2005 and 2004, respectively.

UMC Japan

As of December 31, 2004, the balance of current liabilities arising from forward contracts was JPY 0.35 million and related exchange gain and losses of JPY 25 million and JPY 163 million were recorded under non-operating incomes and non-operating expenses for the year ended December 31, 2005 and 2004, respectively.

11. ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates pursuant to SFB requirements:

a.	Financing provided to others for the year ended December 31, 2005: Please refer to Attachment 1.

55

b.	Endorsement/Guarantee provided to others for the year ended December 31, 2005: Please refer to Attachment 2.

c.	Securities held as of December 31, 2005: Please refer to Attachment 3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005: Please refer to Attachment 4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005: Please refer to Attachment 5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005: Please refer to Attachment 6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005: Please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of December 31, 2005: Please refer to Attachment 8.

i.	Names, locations and related information of investees as of December 31, 2005: Please refer to Attachment 9.

j.	Financial instruments and derivative transactions; please refer to Note 10.

(2)	Investment in Mainland China

None.

12. SEGMENT INFORMATION

(1)	Operations in different industries

The Company operates principally in one industry, and the major business is operating as a full service semiconductor foundry.

(2)	Operations in different geographic areas

The Company has no foreign operations.

56

(3)	Export sales

	For the year ended December 31,
Area	2005	2004
North America	$43,765,379	$53,003,397
Europe	6,740,391	19,656,702
Asia, excluding Taiwan	5,695,477	10,160,909

Total export sales	$56,201,247	$82,821,008

(4)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended

December 31, 2005 and 2004 are as follows:

	For the year ended December 31,
	2005		2004
Customers	Sales amount	Percentage	Sales amount	Percentage
Customer A	$43,226,036	48	$53,751,976	46
Customer B	6,839,285	7	19,685,139	17

Total	$50,065,321	55	$73,437,115	63

57

ATTACHMENT-1 (Financing provided to others for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Lender	Counter-party	Financial statement account	Maximum balance for the period		Ending balance		Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Collateral		Limit of financing amount for individual counter-party	Limit of total financing amount
													Item	Value
0	UMC	UMCi Ltd.	Other receivables		$5,137,760		$—	2.74%~3.05%	Note	None	Operating capital	N/A	N/A	N/A	N/A	N/A

1	UMC Group (USA)	Former Employees	Receivable from employees’ loans	USD	691	USD	691	7%	Note	None	Employee loan	—	Securities	Lower	N/A	N/A

Note :	Need for short-term financing.

58

ATTACHMENT-2 (Endorsement/Guarantee provided to others for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/ Guarantor	Receiving party	Relationship (Note 3)	Limit of guarantee/ endorsement amount for receiving party (Note 2)	Maximum balance for the period	Ending balance	Amount of collateral guarantee/ endorsement	Ratio of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/ endorsement amount (Note 1)
0	UMC	UMC Japan	3	$7,650,819	JPY 10,400,000	$2,931,760	—	1.13%	$79,063,435

Note 1:	Limit of total guarantee/endorsement amount equals 40% of UMC’s capital stock.

Note 2:	Limit of guarantee/endorsement amount for receiving party shall not exceed the lower of 10% of UMC’s capital stock or receiving party’s capital stock.

Note 3:	No. 3 represents an investee company, which the Company and its subsidiaries holds over 50% of the investee’s total common shares.

59

ATTACHMENT-3 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Convertible bonds	King Yuan Electronics Co., Ltd.	—	Short-term investment	800	$271,600	—	$293,787	None
Convertible bonds	Siliconware Precision Industries	—	Short-term investment	8,000	270,120	—	286,471	None
Convertible bonds	Quanta Storage Inc.	—	Short-term investment	4,500	152,778	—	142,456	None
Convertible bonds	EDOM Technology Co., Ltd.	—	Short-term investment	60	201,990	—	194,222	None
Convertible bonds	Action Electronics Co., Ltd.	—	Short-term investment	10,000	322,200	—	378,412	None
Stock	King Yuan Electronics Co., Ltd.	—	Short-term investment	23,040	356,781	—	702,706	None
Stock	SpringSoft, Inc.	—	Short-term investment	9,006	415,728	—	492,637	None
Stock	SerComm Corp.	Subsidiary’s equity investee	Short-term investment	151	3,093	—	3,823	None
Stock	Yang Ming Marine Transport Corp.	—	Short-term investment	3,254	128,057	—	67,982	None
Stock	L&K Engineering Co., Ltd.	—	Short-term investment	1,472	98,925	—	92,375	None
Stock	Rechi Precision Co., Ltd.	—	Short-term investment	12,412	232,369	—	314,086	None
Stock	Micronas Semiconductor Holding AG	—	Short-term investment	280	398,672	—	292,532	None
Stock	Samson Holding Ltd.	—	Short-term investment	37,872	456,571	—	535,086	None
Stock	Siliconware Precision Industries	—	Short-term investment	3,700	164,962	—	151,522	None
Stock-Preferred stock	Chinatrust Financial Holding Company	—	Short-term investment	4,810	207,482	—	206,157	None
Stock-Preferred stock	Taiwan Cement Corp.	—	Short-term investment	44,530	1,201,793	—	1,184,498	None
Stock	UMC Group (USA)	Investee company	Long-term investment	16,438	753,519	100.00	753,519	None
Stock	United Microelectronics (Europe) B.V.	Investee company	Long-term investment	9	279,834	100.00	272,220	None
Stock	UMC Capital Corp.	Investee company	Long-term investment	74,000	2,051,350	100.00	2,051,350	None
Stock	United Microelectronics Corp. (Samoa)	Investee company	Long-term investment	1,000	14,179	100.00	14,179	None
Stock	UMCi Ltd.	Investee company	Long-term investment	880,006	9,484	100.00	9,484	None
Stock	TLC Capital Co., Ltd.	Investee company	Long-term investment	300,000	2,991,258	100.00	2,991,258	None
Stock	Fortune Venture Capital Corp.	Investee company	Long-term investment	499,994	4,200,105	99.99	4,538,982	None
Stock	Hsun Chieh Investment Co., Ltd.	Investee company	Long-term investment	92,124	(3,169,837)	99.97	7,773,886	None
Stock	United Microdisplay Optronics Corp.	Investee company	Long-term investment	60,701	318,151	86.72	318,151	None
Stock	Pacific Venture Capital Co., Ltd.	Investee company	Long-term investment	30,000	296,218	49.99	296,218	None
Stock	UMC Japan	Investee company	Long-term investment	484	6,341,144	48.95	4,856,126	None
Stock	Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	Investee company	Long-term investment	106,621	1,063,671	45.35	1,063,671	None

60

ATTACHMENT-3 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units(thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	Unitech Capital Inc.	Investee company	Long-term investment	21,000	$638,946	42.00	$638,946	None
Stock	Holtek Semiconductor Inc.	Investee company	Long-term investment	51,428	818,681	24.81	2,423,624	None
Stock	ITE Tech. Inc.	Investee company	Long-term investment	24,229	329,704	22.66	659,814	None
Stock	Unimicron Technology Corp.	Investee company	Long-term investment	196,472	4,015,626	20.43	6,811,697	None
Stock	Faraday Technology Corp.	Investee company	Long-term investment	51,973	864,928	18.50	2,988,725	None
Stock	Silicon Integrated Systems Corp.	Investee company	Long-term investment	219,092	3,921,878	16.59	5,177,582	None
Stock	XGI Technology Inc.	Investee company	Long-term investment	24,879	82,807	16.53	82,807	None
Stock	Thintek Optronics Corp.	Investee company	Long-term investment	3,565	20,136	14.26	6,103	None
Stock	AMIC Technology Corp.	Investee company	Long-term investment	16,200	60,520	11.86	86,207	None
Stock	Novatek Microelectronics Corp.	Investee company	Long-term investment	54,125	1,409,421	11.74	9,730,056	None
Stock	United Fu Shen Chen Technology Corp. (formerly Applied Component Technology Corp.)	—	Long-term investment	18,460	40,000	16.60	117,318	None
Stock	United Industrial Gases Co., Ltd.	—	Long-term investment	13,185	146,250	7.95	Note	None
Stock	Epitech Technology Co., Ltd. (formerly known as South Epitaxy Co., Ltd., merged “Epitech Technology Corp.”)	—	Long-term investment	23,729	497,294	7.53	715,965	None
Stock	MediaTek Inc.	—	Long-term investment	53,916	613,447	6.24	19,405,005	None
Stock	Industrial Bank of Taiwan Corp.	—	Long-term investment	118,303	1,139,196	4.95	Note	None
Stock	Subtron Technology Co., Ltd.	—	Long-term investment	11,520	172,800	4.92	Note	None
Stock	Chipbond Technology Corp. (Merged Aptos (Taiwan) Corp.)	—	Long-term investment	11,807	235,893	4.48	626,616	None
Stock	Billionton Systems Inc.	—	Long-term investment	2,008	30,948	2.67	32,442	None
Stock	AU Optronics Corp.	—	Long-term investment	77,625	959,082	1.33	3,615,905	None
Stock	Mega Financial Holding Company	—	Long-term investment	95,577	3,108,656	0.84	2,071,627	None
Stock	Premier Image Technology Corp.	—	Long-term investment	3,497	27,964	0.60	151,874	None
Fund	Pacific Technology Partners, L.P.	—	Long-term investment	—	343,321	—	N/A	None
Fund	Pacific United Technology, L.P.	—	Long-term investment	—	163,900	—	N/A	None
Stock-Preferred stock	Taiwan High Speed Rail Corp.	—	Long-term investment	30,000	300,000	—	N/A	None

61

ATTACHMENT-3 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	HARVATEK Corp.	Investee company	Long-term investment	21,635	$346,020	16.50	$740,259	None
Stock	SerComm Corp.	Investee company	Long-term investment	11,841	192,308	9.78	300,494	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	7,909	157,507	9.33	96,808	None
Stock	UMC Japan	Investee of UMC and Hsun Chieh	Long-term investment	45	614,574	4.54	449,958	None
Stock	Unimicron Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	17,537	354,630	1.83	608,001	None
Stock	Novatek Microelectronics Corp.	Investee of UMC and Hsun Chieh	Long-term investment	3,688	129,319	0.80	662,915	None
Stock	Animation Technologies Inc.	—	Long-term investment	1,980	29,700	4.23	Note	None
Stock	Coretronic Corp.	—	Long-term investment	21,793	276,192	4.19	1,005,042	None
Stock	Skardin Industrial Corp.	—	Long-term investment	1,592	82,158	3.09	Note	None
Stock	United Microelectronics Corporation	Investor Company	Long-term investment	599,696	29,592,654	3.04	11,379,238	440,000
Stock	Chipbond Technology Corp. (Merged Aptos (Taiwan) Corp.)	—	Long-term investment	5,388	60,534	2.67	285,968	None
Stock	BroadWeb Corp.	—	Long-term investment	500	8,000	2.22	Note	None
Stock	PixArt Imaging Inc.	—	Long-term investment	1,315	16,107	1.70	Note	None
Stock	Epitech Technology Co., Ltd. (formerly known as South Epitaxy Co., Ltd., merged “Epitech Technology Corp.”)	—	Long-term investment	4,604	58,474	1.46	138,904	None
Stock	Largan Precision, Co., Ltd.	—	Long-term investment	711	36,242	0.62	355,456	None
Stock	Aimtron Technology, Inc.	—	Long-term investment	241	9,000	0.61	7,622	None
Stock	C-Com Corp.	—	Long-term investment	675	5,958	0.59	2,233	None
Stock	Averlogic Technologies, Inc.	—	Long-term investment	24	647	0.09	309	None
Stock	UltraChip, Inc.	—	Long-term investment	31	522	0.05	Note	None
Stock-Preferred stock	ForteMedia, Inc.	—	Long-term investment	1,250	1,226	—	N/A	None
Stock-Preferred stock	Formerica International Holding, Inc.	—	Long-term investment	2,000	30,898	—	N/A	None

62

ATTACHMENT-3 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	Unitruth Investment Corp.	Investee company	Long-term investment	40,000	$366,683	100.00	$366,683	None
Stock	Uwave Technology Corp. (formerly United Radiotek Inc.)	Investee company	Long-term investment	10,187	68,654	44.29	64,005	None
Stock	NexPower Technology Corp.	Investee company	Long-term investment	800	7,982	40.00	7,982	None
Stock	Aevoe Inc.	Investee company	Long-term investment	1,500	6,674	39.47	6,702	None
Stock	UCA Technology Inc.	Investee company	Long-term investment	6,285	31,381	39.28	21,998	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	8,734	50,207	29.61	50,207	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	6,592	26,764	27.96	21,287	None
Stock	USBest Technology Inc.	Investee company	Long-term investment	4,746	58,195	27.92	55,902	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	5,888	34,657	26.04	20,605	None
Stock	Crystal Media Inc.	Investee company	Long-term investment	2,265	9,461	25.39	9,461	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	13,798	145,649	21.56	145,649	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	5,000	39,365	21.02	36,759	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	5,000	29,219	21.01	29,219	None
Stock	AMIC Technology Corp.	Investee of UMC and Fortune	Long-term investment	23,405	125,490	17.09	124,206	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	12,655	252,307	14.91	153,412	None
Stock	Chip Advanced Technology Inc.	Investee company	Long-term investment	2,594	22,622	14.28	15,194	None
Stock	XGI Technology Inc.	Investee of UMC and Fortune	Long-term investment	17,844	51,029	11.85	59,392	None
Stock	Cion Technology Corp.	—	Long-term investment	2,268	21,600	17.05	Note	None
Stock	Bcom Electronics Inc.	—	Long-term investment	17,365	173,653	16.42	Note	None
Stock	HiTop Communications Corp.	—	Long-term investment	4,340	60,849	16.07	Note	None
Stock	PixArt Imaging Inc.	—	Long-term investment	12,294	207,004	15.91	Note	None
Stock	VastView Technology Inc.	—	Long-term investment	3,487	11,891	15.50	Note	None
Stock	LighTuning Tech. Inc.	—	Long-term investment	1,900	7,543	15.08	Note	None
Stock	Advance Materials Corp.	—	Long-term investment	10,994	113,017	11.57	Note	None
Stock	Golden Technology Venture Capital Investment Corp.	—	Long-term investment	5,600	54,880	10.67	Note	None
Stock	AMOD Technology Co., Ltd.	—	Long-term investment	530	5,121	10.60	Note	None
Stock	Everglory Resource Technology Co., Ltd.	—	Long-term investment	2,500	21,875	10.23	Note	None
Stock	NCTU Spring I Technology Venture Capital Investment Corp.	—	Long-term investment	4,284	27,161	10.06	Note	None

63

ATTACHMENT-3 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units(thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	JMicron Technology Corp.	—	Long-term investment	2,660	$47,880	9.50	Note	None
Stock	Chingis Technology Corp.	—	Long-term investment	3,651	37,156	8.14	Note	None
Stock	Andes Technology Corp.	—	Long-term investment	5,000	62,500	7.94	Note	None
Stock	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7.00	Note	None
Stock	ACTi Corp.	—	Long-term investment	1,700	17,306	6.85	Note	None
Stock	NCTU Spring Venture Capital Co., Ltd.	—	Long-term investment	2,000	13,600	6.28	Note	None
Stock	Riselink Venture Capital Corp.	—	Long-term investment	8,000	76,640	6.20	Note	None
Stock	SIMpal Electronics Co., Ltd.	—	Long-term investment	6,009	70,179	5.67	Note	None
Stock	Cosmos Technology Venture Capital Investment Corp.	—	Long-term investment	2,600	24,544	5.03	Note	None
Stock	Parawin Venture Capital Corp.	—	Long-term investment	5,000	41,900	5.00	Note	None
Stock	Integrant Technologies, Inc.	—	Long-term investment	120	34,413	4.95	Note	None
Stock	MemoCom Corp.	—	Long-term investment	2,450	16,390	4.90	Note	None
Stock	Beyond Innovation Technology Co., Ltd.	—	Long-term investment	1,045	14,165	4.86	Note	None
Stock	EE Solutions, Inc.	—	Long-term investment	1,300	22,178	4.85	Note	None
Stock	Trendchip Technologies Corp.	—	Long-term investment	1,975	12,425	4.84	Note	None
Stock	Giga Solution Tech. Co., Ltd.	—	Long-term investment	6,000	35,220	4.74	Note	None
Stock	Aimtron Technology, Inc.	—	Long-term investment	1,668	58,777	4.21	52,742	None
Stock	ProSys Technology Integration, Inc.	—	Long-term investment	372	4,224	4.13	Note	None
Stock	Fortune Semiconductor Corp.	—	Long-term investment	1,356	24,931	4.04	Note	None
Stock	ChipSence Corp.	—	Long-term investment	2,500	11,325	4.00	Note	None
Stock	Waveplus Technology Co., Ltd.	—	Long-term investment	1,200	—	4.00	Note	None
Stock	Printech International Inc.	—	Long-term investment	900	4,095	3.98	Note	None
Stock	Subtron Technology Co., Ltd.	—	Long-term investment	9,317	102,459	3.98	Note	None
Stock	IBT Venture Co.	—	Long-term investment	7,614	76,142	3.81	Note	None
Stock	Averlogic Technologies, Inc.	—	Long-term investment	1,051	17,628	3.80	13,519	None
Stock	Advanced Chip Engineering Technology Inc.	—	Long-term investment	4,160	24,419	3.56	Note	None
Fund	iGlobe Partners Fund, L.P.	—	Long-term investment	—	39,051	3.45	N/A	None
Stock	Incomm Technologies Co., Ltd.	—	Long-term investment	1,000	3,100	3.33	Note	None
Stock	ZyDAS Technology Corp.	—	Long-term investment	1,000	7,250	3.33	Note	None
Stock	Animation Technologies Inc.	—	Long-term investment	1,500	22,500	3.21	Note	None

64

ATTACHMENT-3 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units(thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	Sheng-Hua Venture Capital Corp.	—	Long-term investment	5,000	$47,450	2.50	Note	None
Stock	RDC Semiconductor Co., Ltd.	—	Long-term investment	1,017	24,436	2.41	17,620	None
Stock	Holux Technology Inc.	—	Long-term investment	500	22,697	2.17	Note	None
Stock	Ralink Technology Corp.	—	Long-term investment	1,250	18,213	2.08	Note	None
Stock	Chipbond Technology Corp. (Merged Aptos (Taiwan) Corp.)	—	Long-term investment	3,813	41,657	1.89	202,385	None
Stock	Taimide Tech., Inc.	—	Long-term investment	1,500	16,095	1.83	Note	None
Stock	Rechi Precision Co., Ltd.	—	Long-term investment	5,000	93,633	1.81	126,525	None
Stock	Epitech Technology Corp. (formerly known as South Epitaxy Co., Ltd., merged “Epitech Technology Corp.”)	—	Long-term investment	4,361	43,614	1.39	131,583	None
Stock	SiRF Technology Holdings, Inc.	—	Long-term investment	181	24,652	1.34	174,436	None
Fund	Crystal Internet Venture Fund II	—	Long-term investment	—	38,855	0.99	N/A	None
Stock	Arcadia Design Systems(Taiwan), Inc.	—	Long-term investment	162	1,620	0.83	Note	None
Stock	AverMedia Technologies Inc.	—	Long-term investment	1,210	30,902	0.79	51,337	None
Stock	United Microelectronics Corporation	Investor Company	Long-term investment	21,847	171,857	0.12	414,535	None
Stock	Trident Microsystems Inc.	—	Long-term investment	255	71,775	0.48	159,423	None
Stock-Preferred stock	Aurora Systems, Inc.	—	Long-term investment	5,133	59,317	—	N/A	None
Stock-Preferred stock	Alpha & Omega Semiconductor, Ltd.	—	Long-term investment	1,500	46,313	—	N/A	None
Convertible bonds	Alpha Networks Inc.	—	Prepaid Investment	300	30,000	—	N/A	None

TLC Capital Co., Ltd.

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)

				Units(thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	Highlink Technology Corp.	Investee company	Long-term investment	22,192	$208,833	22.18	$208,833	None
Stock	SerComm Corp.	Investee company	Long-term investment	2,867	75,499	2.37	72,756	None
Stock	Rechi Precision Co., Ltd.	—	Long-term investment	16,664	409,721	6.05	421,683	None
Stock	Toppoint Technology Co., Ltd.	—	Long-term investment	2,263	127,329	4.10	121,317	None
Stock	Horizon Securities Co., Ltd. (formerly Fortune Securities Co., Ltd.)	—	Long-term investment	16,858	105,588	3.92	107,876	None

65

ATTACHMENT-3 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Unitruth Investment Corp.

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/Net assets value
Stock	Crystal Media Inc.	Investee company	Long-term investment	800	$3,342	8.97	$3,342	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	2,570	21,641	8.71	14,772	None
Stock	Chip Advanced Technology Inc.	Investee company	Long-term investment	1,386	8,118	7.63	8,118	None
Stock	UCA Technology Inc.	Investee company	Long-term investment	1,000	3,500	6.25	3,500	None
Stock	USBest Technology Inc.	Investee company	Long-term investment	1,000	11,778	5.88	11,778	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	1,300	4,198	5.51	4,198	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	1,250	9,190	5.26	9,190	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	1,250	7,305	5.25	7,305	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	1,000	3,500	4.42	3,500	None
Stock	Uwave Technology Corp. (formerly United Radiotek Inc.)	Investee company	Long-term investment	1,000	6,283	4.35	6,283	None
Stock	XGI Technology Inc.	Investee of UMC and Unitruth	Long-term investment	5,000	16,641	3.32	16,641	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	2,149	42,389	2.53	26,054	None
Stock	AMOD Technology Co., Ltd.	—	Long-term investment	460	3,220	9.20	Note	None
Stock	Everglory Resource Technology Co., Ltd.	—	Long-term investment	1,200	10,500	4.91	Note	None
Stock	Chingis Technology Corp.	—	Long-term investment	2,189	31,218	4.88	Note	None
Stock	EE Solutions, Inc.	—	Long-term investment	1,300	14,755	4.85	Note	None
Stock	JMicron Technology Corp.	—	Long-term investment	1,340	8,844	4.79	Note	None
Stock	LighTuning Tech. Inc.	—	Long-term investment	600	2,382	4.76	Note	None
Stock	VastView Technology Inc.	—	Long-term investment	1,000	3,410	4.44	Note	None
Stock	Trendchip Technologies Corp.	—	Long-term investment	1,800	11,322	4.41	Note	None
Stock	ACTi Corp.	—	Long-term investment	740	11,100	4.32	Note	None
Stock	Advance Materials Corp.	—	Long-term investment	4,000	41,120	4.21	Note	None
Stock	MemoCom Corp.	—	Long-term investment	2,005	13,416	4.01	Note	None
Stock	Printech International Inc.	—	Long-term investment	900	4,095	3.98	Note	None
Stock	Fortune Semiconductor Corp.	—	Long-term investment	1,226	17,747	3.66	Note	None
Stock	InComm Technologies Co., Ltd.	—	Long-term investment	800	2,480	2.67	Note	None
Stock	Giga Solution Tech. Co., Ltd.	—	Long-term investment	2,750	16,142	2.17	Note	None
Stock	ChipSence Corp.	—	Long-term investment	1,300	5,889	2.08	Note	None
Stock	Ralink Technology Corp.	—	Long-term investment	1,000	14,570	1.67	Note	None

66

ATTACHMENT-3 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005
				Units(thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership(%)	Market value/ Net assets value		Shares as collateral (thousand)
Stock	UMC Capital (USA)	Investee company	Long-term investment	200	USD	296	100.00	USD	296	None
Stock	ECP VITA Ltd.	Investee company	Long-term investment	1,000	USD	1,264	100.00	USD	1,264	None
Stock	Patentop, Ltd.	Investee company	Long-term investment	720	USD	38	18.00	USD	38	None
Stock	Parade Technologies, Ltd.	Investee company	Long-term investment	3,125	USD	2,500	24.63	USD	1,597	None
Fund	UC FUND II	Investee company	Long-term investment	5,000	USD	4,064	35.45	USD	4,064	None
Stock-Preferred stock	MaXXan Systems, Inc.	—	Long-term investment	2,317	USD	1,237	—		N/A	None
Stock-Preferred stock	Aicent, Inc.	—	Long-term investment	2,000	USD	1,000	—		N/A	None
Stock-Preferred stock	Spreadtrum Communications, Inc.	—	Long-term investment	1,581	USD	1,250	—		N/A	None
Stock-Preferred stock	Silicon 7, Inc.	—	Long-term investment	1,203	USD	4,000	—		N/A	None
Stock-Preferred stock	Magnachip Semiconductor LLC	—	Long-term investment	31	USD	1,094	—		N/A	None
Stock-Preferred stock	GCT Semiconductor, Inc.	—	Long-term investment	1,571	USD	1,000	—		N/A	None
Stock-Preferred stock	Intellon Corp.	—	Long-term investment	4,576	USD	3,500	—		N/A	None
Stock-Preferred stock	ForteMedia, Inc.	—	Long-term investment	8,066	USD	2,553	—		N/A	None
Stock-Preferred stock	Zylogic Semconductor Corp.	—	Long-term investment	750	USD	500	—		N/A	None
Stock-Preferred stock	Berkana Wireless Inc.	—	Long-term investment	1,244	USD	2,000	—		N/A	None
Stock-Preferred stock	Maxlinear, Inc.	—	Long-term investment	1,474	USD	2,580	—		N/A	None
Stock-Preferred stock	Smart Vanguard Ltd.	—	Long-term investment	5,750	USD	6,500	—		N/A	None
Stock-Preferred stock	Wisair, Inc.	—	Long-term investment	108	USD	1,000	—		N/A	None
Stock-Preferred stock	Amalfi Semiconductor, Inc.	—	Long-term investment	1,471	USD	1,500	—		N/A	None
Stock-Preferred stock	Praesagus, Inc.	—	Long-term investment	500	USD	1,500	—		N/A	None
Stock-Preferred stock	Dibcom, Inc.	—	Long-term investment	10	USD	1,186	—		N/A	None
Stock-Preferred stock	East Vision Technology Ltd.	—	Long-term investment	2,770	USD	4,820	—		N/A	None
Stock-Preferred stock	Alpha & Omega Semiconductor, Ltd.	—	Long-term investment	1,500	USD	3,375	—		N/A	None
Stock-Preferred stock	Aurora Systems, Inc.	—	Long-term investment	550	USD	242	—		N/A	None
Stock-Preferred stock	VeriPrecise Technology, Inc.	—	Long-term investment	2,250	USD	2,250	—		N/A	None
Stock-Preferred stock	Pactrust Communication, Inc.	—	Long-term investment	2,850	USD	2,850	—		N/A	None
Fund	Taiwan Asia Pacific Venture Fund	—	Long-term investment	66	USD	159	—		N/A	None
Fund	VenGlobal Capital Fund III, L.P.	—	Long-term investment	1,000	USD	712	—		N/A	None

67

ATTACHMENT-3 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microdisplay Optronics Corp.

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units(thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	Thintek Optronics Corp.	Investee of UMC and UMO	Long-term investment	9,999	$17,116	40.00	$17,116	None

Note:	The net assets values for unlisted investees accounted for under the cost method were not available as of December 31, 2005.

68

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units(thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Units(thousand)/ bonds/ shares(thousand)	Amount
Stock	Rechi Precision Co., Ltd.	Short-term investment	Open market	—	—	$—	12,412	$232,369	—	$—	$—	$—	12,412	$232,369
Stock	Samson Holding Ltd.	Short-term investment	Open market	—	—	—	49,620	598,201	11,748	174,963	141,630	33,333	37,872	456,571
Stock	Siliconware Precision Industries	Short-term investment	Open market	—	—	—	3,700	164,962	—	—	—	—	3,700	164,962
Stock-Preferred stock	Chinatrust Financial Holding Company	Short-term investment	Open market	—	—	—	4,810	207,482	—	—	—	—	4,810	207,482
Stock-Preferred stock	Taiwan Cement Corp.	Short-term investment	Open market	—	—	—	44,530	1,201,793	—	—	—	—	44,530	1,201,793
Fund	The IIT Increment Fund	Short-term investment	Open market	—	—	—	16,718	250,000	16,718	250,234	250,000	234	—	—
Convertible bonds	Mega Financial Holding Company	Short-term investment	Open market	—	5,000	166,650	—	—	5,000	158,752	166,650	(7,898)	—	—
Convertible bonds	International Semiconductor Technology Ltd.	Short-term investment	Open market	—	4,000	135,800	—	—	4,000	139,917	135,800	4,117	—	—
Stock	Fortune Venture Capital Corp.	Long-term investment	Capitalization from cash	—	299,994	2,354,878	200,000	2,000,000	—	—	—	—	499,994	4,200,105 (Note 1)
Stock	Novatek Microelectronics Corp.	Long-term investment	Open market	—	72,775	1,615,328	—	—	25,113	3,354,361	642,487	2,676,218 (Note 2)	54,125 (Note 3)	1,409,421 (Note 4)
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture Capital Corp.	Subsidiary	—	—	16,100	140,231	—	—	—	—	— (Note 5)	— (Note 6)
Stock	TLC Capital Co., Ltd.	Long-term investment	Capitalization from cash	Subsidiary	—	—	300,000	3,000,000	—	—	—	—	300,000	2,991,258
Stock	United Microdisplay Optronics Corp.	Long-term investment	Capitalization from cash	—	104,345	441,618	18,963	189,625	—	—	—	—	60,701 (Note 7)	318,151 (Note 8)

69

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units(thousand)/ bonds/ shares(thousand)	Amount
Stock	XGI Technology Inc.	Long-term investment	Capitalization from cash	—	—	$—	24,879	$248,795	—	$—	$—	$—	24,879	$82,807 (Note 9)
Stock	UMC Capital Corp.	Long-term investment	Capitalization from cash	Subsidiary	55,000	1,310,493	19,000	634,612	—	—	—	—	74,000	2,051,350 (Note 10)
Stock	MediaTek Inc.	Long-term investment	Open market	—	77,428	969,048	—	—	28,750	7,604,590	355,601	7,226,015 (Note 11)	53,916 (Note 12)	613,447
Stock	Chipbond Technology Corp.	Long-term investment	Open market	—	—	—	6,115	174,735	—	—	—	—	11,807 (Note 5)	235,893 (Note 6)
Stock	“Epitech Technology Corp.”	Long-term investment	(Note 13)	(Note 13)	—	—	9,091	299,993	—	—	—	—	—	—
Stock	Epitech Technology Corp.	Long-term investment	Open market	—	—	—	8,877	197,301	—	—	—	—	23,729 (Note 14)	497,294 (Note 15)

Note 1:	The ending balance includes long-term investment loss of NT$(134,368) thousand, long-term investment capital reserve adjustments of NT$(22,492) thousand, unrealized loss on long-term investment of NT$(352) thousand, and cumulative translation adjustments of NT$2,439 thousand.
Note 2:	The gain on disposal of investment includes adjustments to reserved capital of NT$(35,656) thousand written off in proportion to the shares disposed.
Note 3:	The ending balance includes stock dividends of 6,463 thousand shares.
Note 4:	The ending balance includes long-term investment gain of NT$708,618 thousand, long-term investment capital reserve adjustments of NT$(15,627) thousand, cumulative translation adjustments of NT$2,126 thousand, and cash dividends of NT$(258,537) thousand.
Note 5:	Aptos (Taiwan) Corp. merged into Chipbond Technology Corp. since September 1, 2005. The ending balance includes stock exchanged from Aptos (Taiwan) Corp. 5,367 thousand shares and stock dividends 325 thousand shares.
Note 6:	Aptos (Taiwan) Corp. merged into Chipbond Technology Corp. since September 1, 2005. The ending balance includes long-term equity investment loss of NT$(79,073) thousand. The remaining balance of NT$61,158 thousand transferred into Chipbond Technology Corp.
Note 7:	The ending balance includes the 60% of capital reduction, thus a decrease of 62,607 thousand shares.
Note 8:	The ending balance includes long-term investment loss of NT$(180,600) thousand, long-term investment capital reserve adjustments of NT$2,508 thousand, and written off deferred credit of NT$(135,000) thousand.
Note 9:	The ending balance includes long-term investment loss of NT$(67,066) thousand, long-term investment capital reserve adjustments of NT$1,030 thousand, cumulative translation adjustments of NT$239 thousand, and impairment loss of NT$(100,191) thousand.
Note 10:	The ending balance includes long-term investment gain of NT$69,502 thousand and cumulative translation adjustments of NT$36,743 thousand.
Note 11:	The gain on disposal of investment includes adjustments to reserved capital of NT$(22,974) thousand written off in proportion to the shares disposed.
Note 12:	The ending balance includes stock dividends of 5,238 thousand shares.
Note 13:	The counter-parties include the following subsidiaries: Hsun Chieh Investment Co., Ltd., Fortune Venture Capital Corp., and Unitruth Investment Corp.
Note 14:	Epitech Technology Corp. formerly known as South Epitaxy Co., Ltd, merged the Company’s former investee “Epitech Technology Corp.” on August 1, 2005.” The ending balance includes stock exchanged from the merger of 14,354 thousand shares and stock dividends 498 thousand shares.
Note 15:	“Epitech Technology Corp.” merged into South Epitaxy Co., Ltd. on August 1, 2005. The ending balance includes residual book value of NT$299,993 thousand transferred to the newly registered company, Epitech Technology Corp.

70

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units(thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Units(thousand)/ bonds/ shares(thousand)	Amount
Stock	ULi Electronics Inc.	Long-term investment	Jusung Engineering Ltd.	—	2,100	$44,940	5,742	$122,211	11	$257	$220	$37	7,909 (Note 2)	$157,507 (Note 3)
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture Capital Corp.	(Note 1)	—	—	16,165	140,794	—	—	—	—	—	— (Note 4)
Stock	XGI Technology Inc.	Long-term investment	Capitalization from cash ` Fortune Venture Capital Corp.	—	—	—	24,963	299,554	12,482	65,902	45,502	20,400	— (Note 5)	— (Note 6)
Stock	Unimicron Technology Corp.	Long-term investment	Open market	—	97,180	1,814,626	—	—	84,555	2,068,891	1,670,540	398,351	17,537 (Note 7)	354,630 (Note 8)
Stock	Faraday Technology Corp.	Long-term investment	Open market	—	14,265	1,146,473	—	—	15,279	935,309	1,171,564	(236,255)	— (Note 9)	— (Note 10)
Stock	Mega Financial Holding Company	Long-term investment	Open market	—	59,539	1,882,974	—	—	59,539	1,277,769	1,882,974	(605,205)	—	—
Stock	Unitruth Investment Corp.	Long-term investment	Fortune Venture Capital Corp.	(Note 1)	10,000	100,115	—	—	10,000	100,000	95,660	4,340	— (Note 11)	— (Note 11)
Stock	Advance Materials Corp.	Long-term investment	Fortune Venture Capital Corp. ` Unitruth Investment Corp.	(Note 1)	14,994	152,321	—	—	14,994	154,137	176,255	(22,118)	— (Note 12)	— (Note 12)
Stock	Giga Solution Tech. Co., Ltd.	Long-term investment	Fortune Venture Capital Corp. ` Unitruth Investment Corp.	(Note 1)	8,750	105,000	—	—	8,750	51,363	105,000	(53,637)	—	—
Fund	UC FUND II	Long-term investment	UMC Capital Corp.	(Note 1)	5,000	150,079	—	—	5,000	129,129	124,734	4,395	—	— (Note 13)

71

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock-Preferred stock	ForteMedia, Inc.	Long-term investment	UMC Capital Corp.	(Note 1)	5,694	$108,456	—	$—	5,694	$25,973	$108,456	$(82,483)	—	$—
Stock-Preferred stock	Alpha & Omega Semiconductor, Ltd.	Long-term investment	UMC Capital Corp.	(Note 1)	1,500	46,883	—	—	1,500	113,198	46,883	66,315	—	—
Stock	Premier Image Technology Corp.	Short-term investment	Open market	—	2,094	112,925	—	—	2,094	89,461	112,925	(23,464)	—	—
Stock	Trident Microsystems, Inc.	Short-term investment	Open market	—	—	—	130	64,261	130	142,445	64,261	78,184	—	—

Note 1:	Investee of United Microelectronics Corporation (accounted for under the equity method).
Note 2:	The ending balance includes stock dividends of 78 thousand shares.
Note 3:	The ending balance includes long-term investment loss of NT$(3,470) thousand, cumulative translation adjustments of NT$(79) thousand, long-term investment capital reserve adjustments of NT$(385) thousand, and cash dividends of NT$(5,490) thousand.
Note 4:	Aptos (Taiwan) Corp. merged into Chipbond Technology Corp. since September 1, 2005.
Note 5:	The ending balance includes the 50% of capital reduction, thus a decrease of 12,481 thousand shares.
Note 6:	The ending balance includes long-term investment loss of NT$(57,353) thousand and capital reduction of NT$(149,777) thousand.
Note 7:	The ending balance includes stock dividends of 4,912 thousand shares.
Note 8:	The ending balance includes long-term investment gain of NT$212,608 thousand, cumulative translation adjustments of NT$38,793 thousand, long-term investment capital reserve adjustments of NT$(521) thousand, unrealized loss on long-term investment of NT$8,783 thousand, and cash dividends of NT$(49,119) thousand.
Note 9:	The ending balance includes stock dividends of 1,014 thousand shares.
Note 10:	The ending balance includes long-term investment gain of NT$10,180 thousand, cumulative translation adjustments of NT$1,471 thousand, long-term investment capital reserve adjustments of NT$48,380 thousand, and cash dividends of NT$(34,940) thousand.
Note 11:	The ending balance includes long-term investment loss of NT$(4,455) thousand.
Note 12:	The ending balance includes long-term investment capital reserve adjustments of NT$23,870 thousand and cumulative translation adjustments of NT$64 thousand.
Note 13:	The ending balance includes long-term investment loss of NT$(20,803) thousand and cumulative translation adjustments of NT$(4,542) thousand.

72

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corp.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Aptos (Taiwan) Corp.	Long-term investment	(Note 1)	(Note 1)	43,705	$384,636	—	$—	32,265	$281,025	$265,437	$52,881 (Note 2)	— (Note 3)	$— (Note 3)
Stock	ULi Electronics Inc.	Long-term investment	(Note 4)	—	—	—	12,530	263,862	—	—	—	—	12,655 (Note 5)	252,307 (Note 6)
Stock	Unitruth Investment Corp.	Long-term investment	(Note 7)	(Note 7)	—	—	40,000	400,000	—	—	—	—	40,000	366,683 (Note 9)
Stock	Bcom Electronics Inc.	Long-term investment	Capitalization from cash	—	—	—	17,365	173,653	—	—	—	—	17,365	173,653
Stock	SiRF Technology Holdings, Inc.	Long-term investment	Capitalization from cash	—	611	83,346	—	—	430	207,461	58,694	148,767	181	24,652
Stock	“Epitech Technology Corp.”	Long-term investment	United Microelectronics Corporation	Investor Company	8,394	132,539	—	—	5,632	185,282	88,925	96,357	— (Note 8)	— (Note 8)
Stock	Advance Materials Corp.	Long-term investment	Hsun Chieh Investment Co., Ltd.	(Note 10)	—	—	10,994	113,017	—	—	—	—	10,994	113,017

Note 1:	Counter-parties include subsidiary, Hsun Chieh Investment Co., Ltd., and investor company, United Microelectronics Corporation.
Note 2:	The gain on disposal of investment includes changes in capital reserved gain of $37,293 thousand.
Note 3:	Aptos (Taiwan) Corp. was merged into Chipbond Technology Corp. since September 1, 2005.
Note 4:	Counter-parties include, Cathay Holdings Investment Corp., and other six companies.
Note 5:	The ending balance includes stock dividends of 125 thousand shares.
Note 6:	The ending balance includes long-term investment loss of NT$(960) thousand, capital reserve adjustments of NT$(2,074) thousand due to disproportionate changes in shareholding, cumulative translation adjustments of NT$250 thousand, and cash dividends of NT$(8,771) thousand.
Note 7:	Counter-parties include open market, Hsun Chieh Investment Co., Ltd. (investee of United Microelectronics Company (accounted for under the equity method)).
Note 8:	“Epitech Technology Corp.” merged by Epitech Technology Corp. (formerly known as South Epitaxy Co., Ltd.) on August 1, 2005.
Note 9:	The ending balance includes long-term investment loss of NT$(38,705) thousand, capital reserve adjustments of NT$5,686 thousand due to disproportionate changes in shareholding, retained earning adjustments of NT$(352) thousand, and cumulative translation adjustments of NT$54 thousand.
Note 10:	Hsun Chieh Investment Co., Ltd. is the investee of United Microelectronics Corporation.

73

ATTACHMENT-4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC Capital Co., Ltd.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Highlink Technology Corp.	Long-term investment	Open market	—	—	$—	22,192	$221,920	—	$—	$—	$—	22,192	$208,833 (Note 1)
Stock	Horizon Securities Co., Ltd. (formerly Fortune Securities Co., Ltd.)	Long-term investment	Open market	—	—	—	16,858	105,588	—	—	—	—	16,858	105,588
Stock	Rechi Precision Co., Ltd.	Long-term investment	Open market	—	—	—	16,664	409,721	—	—	—	—	16,664	409,721
Stock	Topoint Technology Co., Ltd.	Long-term investment	Open market	—	—	—	2,263	127,329	—	—	—	—	2,263	127,329

Note 1:	The ending balance includes long-term investment loss of NT$13,087 thousand.

UMC Capital Corp.

					Beginning balance			Addition			Disposal							Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount		Units (thousand)/ bonds/ shares (thousand)	Amount		Cost		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount
Fund	UC FUND II	Long-term investment	Hsun Chieh Investment Co., Ltd.	(Note 1)	—		$—	5,000	USD	3,850	—		$—		$—		$—	5,000	USD	4,064 (Note 2)
Convertible bonds	Alpha & Omega Semiconductor, Ltd.	Long-term investment	Hsun Chieh Investment Co., Ltd.	(Note 1)	—		—	1,500	USD	3,375	—		—		—		—	1,500	USD	3,375
Stock	East Vision Technology Ltd.	Long-term investment	Capitalization from cash	—	—		—	2,770	USD	4,820	—		—		—		—	2,770	USD	4,820
Stock	WISChip International Ltd.	Long-term investment	Micronas	—	1,733	USD	3,354	—		—	1,733	USD	5,398	USD	3,354	USD	2,044	—		—

Note 1:	Hsun Chieh Investment Co., Ltd. is the investee of United Microelectronics Corporation.
Note 2:	The ending balance includes long-term investment gain of US$214 thousand.

74

ATTACHMENT-5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Prior transaction details for related counterparty				Price reference	Date of acquisition and status of utilization	Other commitments
						Prior owner who sold the property to the counterparty	Relationship of the prior owner with the acquirer	Date of prior transaction	Prior transaction amount
Guest House Tainan	2005.12.07	$306,590	Paid	Yi Shih Construction Co., Ltd.	Third Party	N/A	N/A	N/A	N/A	Cost	2005.12.07/in use	None

UMC Japan

Name of properties	Transaction date	Transaction amount	Payment status	Counterparty	Relationship	Prior transaction details for related counterparty				Price reference	Date of acquisition and status of utilization	Other commitments
						Prior owner who sold the property to the counterparty	Relationship of the prior owner with the acquirer	Date of prior transaction	Prior transaction amount
Land	2005.10.06	JPY 687,870	Paid	Yamagishi Kazuo, etc.	Third Party	N/A	N/A	N/A	N/A	Cost	2005.10.06/in use	None

75

ATTACHMENT-6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Collecting status	Gain (Loss) from disposal	Counterparty	Relationship	Reason of disposal	Price reference	Other commitments
None

76

ATTACHMENT-7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Related party	Relationship	Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
		Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC Group (USA)	Investee company	Sales	$43,226,036	47.62	Net 60 Days	N/A	N/A	$4,559,933	34.19
United Microelectronics (Europe) B.V.	Investee company	Sales	6,839,285	7.53	Net 60 Days	N/A	N/A	545,166	4.09
Novatek Microelectronics Corp.	Investee company	Sales	6,134,926	6.76	Month-end 45 Days	N/A	N/A	1,104,850	8.28
Silicon Integrated Systems Corp.	Investee company	Sales	3,785,316	4.17	Month-end 45 Days	N/A	N/A	1,235,010	9.26
Faraday Technology Corp.	Investee company	Sales	1,768,864	1.95	Month-end 45 Days	N/A	N/A	192,917	1.45
UMC Japan	Investee company	Sales	1,107,573	1.22	Net 60 Days	N/A	N/A	333,157	2.50
Holtek Semiconductor Inc.	Investee company	Sales	655,919	0.72	Month-end 60 Days	N/A	N/A	118,070	0.89
ULi Electronics Inc.	Subsidiary’s equity investee	Sales	468,585	0.52	Month-end 60 Days	N/A	N/A	145,470	1.09
ITE Tech. Inc.	Investee company	Sales	285,161	0.31	Month-end 45 Days	N/A	N/A	53,208	0.40
AMIC Technology Corp.	Investee company	Sales	185,633	0.20	Month-end 45 Days	N/A	N/A	—	—
USBest Technology Inc.	Subsidiary’s equity investee	Sales	152,024	0.17	Month-end 45 Days	N/A	N/A	43,662	0.33
UMCi Ltd.	Investee company	Purchases	1,244,347	5.43	Net 60 Days	N/A	N/A	—	—

77

ATTACHMENT-7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Group (USA)

Related party	Relationship	Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
		Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD	1,330,232	100.00	Net 60 Days	N/A	N/A	USD	139,116	100.00

UMCi Ltd.
Related party	Relationship	Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
		Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Sales	USD	42,475	99.56	Net 60 Days	N/A	N/A		$—	—

United Microelectronics (Europe) B. V.

Related party	Relationship	Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
		Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD	213,627	100.00	Net 60 Days	N/A	N/A	USD	16,631	100.00

UMC Japan

Related party	Relationship	Transactions					Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
		Purchases (Sales)	Amount (thousand)		Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)		Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	JPY	3,795,661	35.50	Net 60 Days	N/A	N/A	JPY	1,204,697	21.28

78

ATTACHMENT-8 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Related party	Relationship	Ending balance				Turnover rate (times)	Overdue receivables		Amount received in subsequent period	Allowance for doubtful accounts
		Notes receivable	Accounts receivable	Other receivables	Total		Amount	Collecting status
UMC Group (USA)	Investee company	$—	$4,559,933	$247	$4,560,180	9.66	$—	—	$4,560,180	$64,617
Silicon Integrated Systems Corp.	Investee company	—	1,235,010	525	1,235,535	3.95	115,577	Credit Collecting	1,060,806	13,759
Novatek Microelectronics Corp.	Investee company	—	1,104,850	24	1,104,874	6.68	—	—	1,104,874	11,286
United Microelectronics (Europe) B.V.	Investee company	—	545,166	—	545,166	5.65	—	—	545,166	22,176
UMC Japan	Investee company	—	333,157	1,224	334,380	5.23	4,220	Credit Collecting	330,320	5,854
Faraday Technology Corp.	Investee company	—	192,917	388	193,305	6.26	1,763	Credit Collecting	110,060	2,005
ULi Electronics Inc.	Subsidiary’s equity Investee	—	145,470	—	145,470	4.02	—	—	63,476	1,485
Holtek Semiconductor Inc.	Investee company	62,136	55,934	—	118,070	7.01	—	—	118,070	561

79

ATTACHMENT-9 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC Group (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$753,519	$4,662	$4,662
United Microelectronics (Europe) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	279,834	(13,102)	(18,813)
UMC Capital Corp.	Cayman, Cayman Islands	Investment holding	USD	74,000	USD	55,000	74,000	100.00	2,051,350	69,502	69,502
United Microelectronics Corp. (Samoa)	Apia, Samoa	Investment holding	USD	1,000	USD	700	1,000	100.00	14,179	(1,688)	(1,688)
UMCi Ltd.	Singapore	Sales and manufacturing of integrated circuits (Note)	USD	839,880	USD	839,880	880,006	100.00	9,484	(4,523,114)	(1,297,233)	Note
TLC Capital Co., Ltd.	Taipei, Taiwan	Consulting and planning for investment in new business		3,000,000		—	300,000	100.00	2,991,258	(8,742)	(8,742)
Fortune Venture Capital Corp.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		2,999,940	499,994	99.99	4,200,105	15,425	(134,368)
Hsun Chieh Investment Co., Ltd.	Taipei, Taiwan	Investment holding		921,241		14,172,940	92,124	99.97	(3,169,837)	(1,006,811)	(574,465)
United Microdisplay Optronics Corp.	Hsinchu Science Park	Sales and manufacturing of LCOS		1,008,078		818,453	60,701	86.72	318,151	(374,125)	(158,100)
Pacific Venture Capital Co., Ltd.	Taipei, Taiwan	Consulting and planning for investment in new business		300,000		300,000	30,000	49.99	296,218	(30,482)	(15,177)
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,537,634	JPY	20,537,634	484	48.95	6,341,144	(3,601,744)	(1,768,795)
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	Hsinchu Science Park	Manufacturing of photomasks		773,795		773,795	106,621	45.35	1,063,671	11,537	5,156
Unitech Capital Inc.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	638,946	(115,628)	(48,563)

80

ATTACHMENT-9 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Holtek Semiconductor Inc.	Hsinchu Science Park	IC design and production	$357,628	$357,628	51,428	24.81	$818,681	$917,226	$206,968
ITE Tech. Inc.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	186,898	186,898	24,229	22.66	329,704	241,004	54,710
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	2,592,013	2,592,013	196,472	20.43	4,015,626	3,030,495	626,281
Faraday Technology Corp.	Hsinchu Science Park	ASIC design and production	81,032	81,032	51,973	18.50	864,928	1,441,116	249,552
Silicon Integrated Systems Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	5,684,865	5,684,865	219,092	16.59	3,921,878	955,005	(376,421)
XGI Technology Inc.	Hsinchu, Taiwan	Cartography chip design and production	248,795	—	24,879	16.53	82,807	(813,358)	(67,066)
Thintek Optronics Corp.	Hsinchu, Taiwan	LCOS design, production and sales	35,650	—	3,565	14.26	20,136	(114,451)	(15,514)
AMIC Technology Corp.	Hsinchu Science Park	IC design, production and sales	135,000	135,000	16,200	11.86	60,520	(242,850)	(21,142)
Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	75,729	115,567	54,125	11.74	1,409,421	5,621,951	708,618
________
Note: Based on the resolution of the board of directors meeting on August 26, 2004, the businesses, operations and assets of UMCi Ltd. were transferred to the Branch from April 1, 2005.

Hsun Chieh Investment Co., Ltd.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
HARVATEK Corp.	Hsinchu, Taiwan	Semiconductor chip testing and manufacturing	$148,449	$215,624	21,635	16.50	$346,020	$158,107	$74,044
SerComm Corp.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	158,593	158,593	11,841	9.78	192,308	326,014	35,785
ULi Electronics Inc.	Taipei, Taiwan	Chip design	167,151	48,300	7,909	9.33	157,507	104,147	(3,470)
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	240,665	240,665	45	4.54	614,574	(3,601,744)	(153,603)

81

ATTACHMENT-9 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	$168,587	$1,070,213	17,537	1.83	$354,630	$3,030,495	$212,608
Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	102,102	137,566	3,688	0.80	129,319	5,621,951	27,839

Fortune Venture Capital Corp.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Unitruth Investment Corp.	Taipei, Taiwan	Investment holding	$400,000	$—	40,000	100.00	$366,683	$(39,044)	$(38,705)
Uwave Technology Corp. (formerly United Radiotek Inc.)	Hsinchu, Taiwan	RF IC Design	85,471	—	10,187	44.29	68,654	(99,590)	(16,187)
NexPower Technology Corp.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries	8,000	—	800	40.00	7,982	(46)	(19)
Aevoe Inc.	Taipei, Taiwan	Design of VOIP Telephone	15,000	15,000	1,500	39.47	6,674	(14,967)	(9,117)
UCA Technology Inc.	Taipei County, Taiwan	Design of MP3 player chip	49,311	—	6,285	39.28	31,381	(61,176)	(17,897)
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia association processor	90,240	45,720	8,734	29.61	50,207	(119,615)	(41,902)
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales	44,129	17,381	6,592	27.96	26,764	(71,809)	(17,933)
USBest Technology Inc.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	54,208	17,188	4,746	27.92	58,195	50,558	7,989
Afa Technology, Inc.	Taipei County, Taiwan	IC design	53,340	26,250	5,888	26.04	34,657	(95,198)	(18,749)
Crystal Media Inc.	Hsinchu, Taiwan	Design of VOIP network phones	17,206	9,500	2,265	25.39	9,461	(36,467)	(7,949)
Davicom Semiconductor, Inc.	Hsinchu Science Park	Design of communication IC	134,251	117,308	13,798	21.56	145,649	15,767	3,196
Mobile Devices Inc.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	50,000	—	5,000	21.02	39,365	(59,437)	(10,635)

82

ATTACHMENT-9 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corp.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	$45,750	$12,000	5,000	21.01	$29,219	$(80,871)	$(17,116)
AMIC Technology Corp.	Hsinchu Science Park	IC design, production and sales	291,621	252,826	23,405	17.09	125,490	(242,850)	(46,807)
ULi Electronics Inc.	Taipei, Taiwan	Chip design	263,862	—	12,655	14.91	252,307	104,147	(960)
Chip Advanced Technology Inc.	Hsinchu, Taiwan	Design of ADC chip	32,128	—	2,594	14.28	22,622	(68,220)	(10,521)
XGI Technology Inc.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	270,483	230,981	17,844	11.85	51,029	(813,358)	(71,629)

TLC Capital Co., Ltd.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Highlink Technology Corp.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	$221,920	$—	22,192	22.18	$208,833	$(340,985)	$(13,087)
SerComm Corp.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	75,499	—	2,867	2.37	75,499	326,014	—

Unitruth Investment Corp.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Crystal Media Inc.	Hsinchu, Taiwan	Design of VOIP network phones	$4,688	$—	800	8.97	$3,342	$(36,467)	$(1,346)
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia coprocessor	24,057	—	2,570	8.71	21,641	(119,615)	(2,417)
Chip Advanced Technology Inc.	Hsinchu, Taiwan	Design of ADC chip	8,732	—	1,386	7.63	8,118	(68,220)	(3,921)
UCA Technology Inc.	Taipei County, Taiwan	Design of MP3 player chip	5,390	—	1,000	6.25	3,500	(61,176)	(1,885)

83

ATTACHMENT-9 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Unitruth Investment Corp.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2005				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
USBest Technology Inc.	Hsinchu, Taiwan	Design, manufacturing and sales of IC		$8,760		$—	1,000	5.88		$11,778		$50,558		$1,972
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales		6,617		—	1,300	5.51		4,198		(71,809)		(2,419)
Mobile Devices Inc.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B chip		11,463		—	1,250	5.26		9,190		(59,437)		(2,273)
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM		13,800		6,000	1,250	5.25		7,305		(80,871)		(4,341)
Afa Technology, Inc.	Taipei County, Taiwan	IC design		5,600		—	1,000	4.42		3,500		(95,198)		(2,100)
Uwave Technology Corp. (formerly United Radiotek Inc.)	Hsinchu, Taiwan	RF IC Design		6,950		—	1,000	4.35		6,283		(99,590)		(1,715)
XGI Technology Inc.	Hsinchu, Taiwan	Design and manufacturing of cartography chip		26,400		—	5,000	3.32		16,641		(813,358)		(9,994)
ULi Electronics Inc.	Taipei, Taiwan	Chip design		43,119		—	2,149	2.53		42,389		104,147		(418)

UMC Capital Corporation

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2005				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC Capital (USA)	Sunnyvale California, USA	Investment holding	USD	200	USD	200	200	100.00	USD	296	USD	(1)	USD	(1)
ECP VITA Ltd.	BVI	Insurance	USD	1,000		—	1,000	100.00	USD	1,264	USD	264	USD	264
Patentop, Ltd.	BVI	Patent	USD	36		—	720	18.00	USD	38	USD	(135)	USD	2
UC FUND II	BVI	Investment holding	USD	3,850		—	5,000	35.45	USD	4,064	USD	206	USD	214
Parade Technologies, Ltd.	USA	IC design	USD	2,500		—	3,125	24.63	USD	2,500	USD	(125)		—

84

ATTACHMENT-9 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microdisplay Optronics Corp.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Thintek Optronics Corp.	Hsinchu, Taiwan	LCOS design, manufacturing and sales	$99,990	$99,990	9,999	40	$17,116	$(114,451)	$(48,484)

85

Exhibit 99.17

UNITED MICROELECTRONICS CORPORATION

AND SUBSIDIARIES

CONSOLIDATED FINANCIAL STATEMENTS

WITH REPORT OF INDEPENDENT AUDITORS

FOR THE YEARS ENDED

DECEMBER 31, 2005 AND 2004

Address: No.3 Li-Hsin Road II, Hsinchu science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

REPORT OF INDEPENDENT AUDITORS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have audited the accompanying consolidated balance sheets of United Microelectronics Corporation and subsidiaries as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholders’ equity and cash flows for the years ended December 31, 2005 and 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits. As described in Note 4(7) to the consolidated financial statements, certain long-term investments were accounted for under the equity method based on the 2005 and 2004 financial statements of the investees, which were audited by other auditors. Our opinion insofar as it relates to the investment income amounting to NT$1,031 million and NT$885 million for the years ended December 31, 2005 and 2004, respectively, and the related long-term investment balances of NT$6,253 million and NT$7,194 million as of December 31, 2005 and 2004, respectively, is based solely on the reports of the other auditors.

We conducted our audits in accordance with auditing standards generally accepted in the Republic of China and “Guidelines for Certified Public Accountants’ Examination and Reports on Financial Statements”, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall consolidated financial statement presentation. We believe that our audits and the reports of the other auditors provide a reasonable basis for our opinion.

In our opinion, based on our audits and the reports of other auditors, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Microelectronics Corporation and subsidiaries as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years ended December 31, 2005 and 2004, in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation and subsidiaries have adopted the R.O.C. Statement of Financial Accounting Standards No.35 “Accounting for Asset Impairment” to account for the impairment of its assets.

As described in Note 3 to the financial statement, effective from January 1, 2005, United Microelectronics Corporation and subsidiaries have adopted the R.O.C. Statement of Financial Accounting Standards No.5 “Accounting for Long-term Equity Investment”.

As described in Note 3 to the financial statement, effective from January 1, 2005, Investees are consolidated into United Microelectronics Corporation and subsidiaries in accordance with the amendments to the R.O.C. statement of Financial Accounting Standards No. 7 “Consolidation of Financial Statements”.

February 17, 2006

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to audit such financial statements are those generally accepted and applied in the Republic of China.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

		As of December 31,
Assets	Notes	2005	2004
Current assets
Cash and cash equivalents	2, 4(1)	$108,626,800	$101,381,973
Marketable securities, net	2, 4(2)	4,883,121	3,143,697
Notes receivable	4(3)	193	2,040
Notes receivable - related parties	5	62,136	39,034
Accounts receivable, net	2, 4(4)	12,181,116	11,457,911
Accounts receivable - related parties, net	2, 5	2,868,295	1,846,491
Other receivables	2, 5	891,058	661,623
Other financial assets, current	2, 4(5), 10	—	453,845
Inventories, net	2, 4(6)	10,712,535	10,012,998
Prepaid expenses		694,669	327,810
Deferred income tax assets, current	2, 4(20)	3,386,790	3,608,968
Restricted deposits	6	555,800	—

Total current assets		144,862,513	132,936,390

Funds and long-term investments	2, 4(7),4(10)
Long-term investments accounted for under the equity method		16,262,856	21,395,116
Long-term investments accounted for under the cost method		13,386,903	11,538,899
Prepaid long-term investments		30,000	16,630
Less: Allowance for loss on decline in market value		—	(238,367)

Total funds and long-term investments		29,679,759	32,712,278

Other financial assets, noncurrent	2, 4(5), 10	1,116,806	2,562,754

Property, plant and equipment	2, 4(8), 6, 7
Land		1,893,522	1,320,095
Buildings		21,260,902	21,237,012
Machinery and equipment		386,920,282	358,364,726
Transportation equipment		89,580	89,252
Furniture and fixtures		2,804,967	2,638,541
Leased assets		—	47,783
Leasehold improvements		43,037	38,620

Total Cost		413,012,290	383,736,029
Less : Accumulated depreciation		(269,508,148)	(223,457,030)
Add : Construction in progress and prepayments		15,609,497	31,745,156

Property, plant and equipment, net		159,113,639	192,024,155

Intangible assets
Goodwill	2, 4(22)	3,491,072	1,214,956
Technological know-how	2	359,556	213,722
Other intangible assets	2	182,793	3,282,770

Total intangible assets		4,033,421	4,711,448

Other assets
Deferred charges	2	2,034,569	2,650,646
Deferred income tax assets, noncurrent	2, 4(20)	4,012,314	3,790,903
Other assets-others	2, 4(9), 4(10), 6	2,196,238	4,916,309

Total other assets		8,243,121	11,357,858

Total assets		$347,049,259	$376,304,883

		As of December 31,
Liabilities and Stockholders’ Equity	Notes	2005	2004
Current liabilities
Short-term loans	4(11)	$6,136,336	$2,986,919
Notes payable		—	189,497
Accounts payable		5,501,159	5,406,335
Income tax payable	2	277,953	241,449
Accrued expenses		7,932,949	9,204,536
Other payables		236,403	—
Payable on equipment		5,315,695	8,071,379
Current portion of long-term interest-bearing liabilities	2, 4(12), 4(13), 6	10,250,000	8,261,146
Other current liabilities	7	1,309,545	2,237,086

Total current liabilities		36,960,040	36,598,347

Long-term interest-bearing liabilities
Bonds payable	2, 4(7), 4(12)	41,692,159	43,018,761
Long-term loans	4(13), 5, 6	—	18,269,357

Total long-term interest-bearing liabilities		41,692,159	61,288,118

Other liabilities
Accrued pension liabilities	2, 4(14)	3,014,998	2,713,408
Deferred income tax liabilities, noncurrent		51,870	—
Deposits-in		18,664	19,301
Other liabilities-others		691,290	582,956

Total other liabilities		3,776,822	3,315,665

Total liabilities		82,429,021	101,202,130

Capital	2, 4(15), 4(16), 4(22)
Common stock		197,947,033	177,919,819
Capital collected in advance		36,600	4,040
Capital reserve	2, 4(16), 4(22)
Premiums		64,600,076	64,126,182
Change in equities of long-term investments		20,781,523	20,807,013
Retained earnings	4(18)
Legal reserve		15,996,839	12,812,501
Special reserve		1,744,171	90,871
Unappropriated earnings		8,831,782	29,498,329
Adjusting items in stockholders’ equity	2
Unrealized loss on long-term investments		(80,989)	(424,713)
Cumulative translation adjustment		(241,153)	(1,319,452)
Treasury stock	2, 4(17), 6	(51,332,329)	(37,140,714)

Total stockholders’ equity of holding company		258,283,553	266,373,876

Minority interest		6,336,685	8,728,877

Total stockholders’ equity		264,620,238	275,102,753

Total liabilities and stockholders’ equity		$347,049,259	$376,304,883

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME

For the years ended December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

		For the years ended December 31,
	Notes	2005	2004
Operating revenues	2, 5
Sales revenues		$97,172,846	$126,837,616
Less : Sales returns and discounts		(1,959,994)	(1,486,938)

Net Sales		95,212,852	125,350,678
Other operating revenues		5,103,130	3,840,062

Net operating revenues		100,315,982	129,190,740

Operating costs	4(19)
Cost of goods sold	5	(86,409,480)	(89,455,182)
Other operating costs		(4,266,217)	(2,892,643)

Operating costs		(90,675,697)	(92,347,825)

Gross profit		9,640,285	36,842,915
Unrealized intercompany profit	2	(118,815)	(151,192)
Realized intercompany profit	2	151,192	106,702

Gross profit-net		9,672,662	36,798,425

Operating expenses	4(19), 5
Sales and marketing expenses		(3,738,469)	(2,775,289)
General and administrative expenses		(4,387,406)	(4,853,119)
Research and development expenses		(9,633,607)	(7,363,620)

Subtotal		(17,759,482)	(14,992,028)

Operating income (loss)		(8,086,820)	21,806,397

Non-operating income
Interest revenue		1,055,138	1,040,652
Investment income accounted for under the equity method, net	2, 4(7)	1,096,985	551,779
Dividend income		1,051,813	1,163,438
Gain on disposal of property, plant and equipment	2	177,397	139,951
Gain on sales of investments	2, 4(12)	10,276,618	12,868,569
Exchange gain, net	2, 10	295,179	—
Recovery of unrealized loss on decline in market value of marketable securities	2	58,853	—
Gain on recovery of market value of inventory		837,315	—
Other income	4(12)	1,038,821	635,092

Subtotal		15,888,119	16,399,481

Non-operating expenses
Interest expense	4(8)	(1,098,854)	(1,434,823)
Other investment loss	2	(90,574)	(473,529)
Loss on disposal of property, plant and equipment	2	(218,525)	(230,609)
Exchange loss, net	2, 10	—	(928,891)
Loss on decline in market value and obsolescence of inventories	2	—	(1,884,466)
Financial expenses		(268,985)	(396,909)
Impairment loss	2, 3, 4(10)	(369,968)	—
Other losses	2, 4(12)	(148,606)	(1,112,082)

Subtotal		(2,195,512)	(6,461,309)

Income from continuing operations before income tax		5,605,787	31,744,569
Income tax expense	2, 4(20)	(67,052)	(373,800)

Income from continuing operations		5,538,735	31,370,769
Cumulative effect of changes in accounting principles (the net amount after deducted tax expense $0)	3	(112,898)	—

Net income		$5,425,837	$31,370,769

Of which
Consolidated net income		$7,026,692	$31,843,381
Minority interests		(1,600,855)	(472,612)

Net income		$5,425,837	$31,370,769

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(21)
Income from continuing operations		$0.31	$0.30	$1.69	$1.70
Cumulative effect of changes in accounting principles		(0.01)	(0.01)	—	—

Net income		0.30	0.29	1.69	1.70
Minority interests		0.09	0.09	0.03	0.03

Consolidated net income		$0.39	$0.38	$1.72	$1.73

Earnings per share-diluted (NTD)	2, 4(21)
Income from continuing operations		$0.30	$0.30	$1.67	$1.67
Cumulative effect of changes in accounting principles		(0.01)	(0.01)	—	—

Net income		0.29	0.29	1.67	1.67
Minority interests		0.09	0.09	0.02	0.02

Consolidated net income		$0.38	$0.38	$1.69	$1.69

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY

For the years ended December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	Notes	Capital		Capital Reserve	Retained Earnings			Unrealized Loss on Long-term Investments	Cumulative Translation Adjustment	Treasury Stock	Minority Interest	Total
		Common Stock	Capital Collected in Advance		Legal Reserve	Special Reserve	Unappropriated Earnings
Balance as of January 1, 2004	4(15)	$161,407,435	$—	$80,074,184	$11,410,475	$1,346,994	$14,036,822	$(90,864)	$913,877	$(36,865,877)	$15,078,024	$247,311,070
Appropriation of 2003 retained earnings	4(18)
Legal reserve		—	—	—	1,402,026	—	(1,402,026)	—	—	—	—	—
Special reserve		—	—	—	—	(1,256,123)	1,256,123	—	—	—	—	—
Stock dividends		12,224,284	—	—	—	—	(12,224,284)	—	—	—	—	—
Directors’ and supervisors’ remuneration		—	—	—	—	—	(12,618)	—	—	—	—	(12,618)
Employees’ bonus		1,111,273	—	—	—	—	(1,111,273)	—	—	—	—	—
Transfer of capital reserve to common stock		661,298	—	(661,298)	—	—	—	—	—	—	—	—
Stock issued for merger	2, 4(22)	3,571,429	—	6,100,571	—	—	—	—	—	—	—	9,672,000
Purchase of treasury stock	2, 4(17)	—	—	—	—	—	—	—	—	(5,198,020)	—	(5,198,020)
Cancellation of treasury stock	2, 4(17)	(1,497,280)	—	(538,107)	—	—	(2,887,796)	—	—	4,923,183	—	—
Exercise of employees’ stock options	2, 4(16)	441,380	4,040	342,973	—	—	—	—	—	—	—	788,393
Net income in 2004		—	—	—	—	—	31,843,381	—	—	—	(472,612)	31,370,769
Adjustment of capital reserve accounted for under the equity method	2	—	—	(385,128)	—	—	—	—	—	—	—	(385,128)
Changes in unrealized loss on long-term investments of investees	2	—	—	—	—	—	—	(333,849)	—	—	—	(333,849)
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	(2,233,329)	—	—	(2,233,329)
Changes in minority interest		—	—	—	—	—	—	—	—	—	(5,876,535)	(5,876,535)

Balance as of December 31, 2004	4(15)	177,919,819	4,040	84,933,195	12,812,501	90,871	29,498,329	(424,713)	(1,319,452)	(37,140,714)	8,728,877	275,102,753
Appropriation of 2004 retained earnings	4(18)
Legal reserve		—	—	—	3,184,338	—	(3,184,338)	—	—	—	—	—
Special reserve		—	—	—	—	1,653,300	(1,653,300)	—	—	—	—	—
Cash dividends		—	—	—	—	—	(1,758,736)	—	—	—	—	(1,758,736)
Stock dividends		17,587,364	—	—	—	—	(17,587,364)	—	—	—	—	—
Directors’ and supervisors’ remuneration		—	—	—	—	—	(27,006)	—	—	—	—	(27,006)
Employees’ bonus		1,972,855	—	—	—	—	(1,972,855)	—	—	—	—	—
Purchase of treasury stock	2, 4(17)	—	—	—	—	—	—	—	—	(16,378,692)	—	(16,378,692)
Cancellation of treasury stock	2, 4(17)	(491,140)	—	(177,419)	—	—	(1,509,640)	—	—	2,178,199	—	—
Net income in 2005		—	—	—	—	—	7,026,692	—	—	—	(1,600,855)	5,425,837
Adjustment of capital reserve accounted for under the equity method	2	—	—	(28,491)	—	—	—	—	—	—	—	(28,491)
Changes in unrealized loss on long-term investments of investees	2	—	—	—	—	—	—	343,724	—	—	—	343,724
Exercise of employees’ stock options	2, 4(16)	954,095	36,600	654,314	—	—	—	—	—	—	—	1,645,009
Common stock transferred from capital collected in advance	2	4,040	(4,040)	—	—	—	—	—	—	—	—	—
Changes in cumulative translation adjustment	2	—	—	—	—	—	—	—	1,078,299	—	—	1,078,299
Changes in minority interest		—	—	—	—	—	—	—	—	8,878	(791,337)	(782,459)

Balance as of December 31, 2005		$197,947,033	$36,600	$85,381,599	$15,996,839	$1,744,171	$8,831,782	$(80,989)	$(241,153)	$(51,332,329)	$6,336,685	$264,620,238

The accompanying notes are an integral part of the consolidated financial statements.

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	For the year ended December 31,
	2005	2004
Cash flows from operating activities:
Consolidated net income	$7,026,692	$31,843,381
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Minority interests	(1,600,855)	(472,612)
Depreciation	51,366,170	45,589,891
Amortization	3,278,290	1,582,524
Loss (recovery) on decline in market value of marketable securities	(58,853)	58,853
Bad debt expenses (Reversal)	(149,407)	103,259
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	(837,315)	1,884,466
Investment income accounted for under the equity method	(984,087)	(551,779)
Cash dividends received under the equity method	870,694	564,897
Irrevocable long-term investments loss	90,574	414,676
Write-off of deferred charges	—	269,325
Gain on sales of investments	(10,276,618)	(12,868,569)
Loss on disposal of property, plant and equipment	41,128	90,658
Transfer of property, plant and equipment to losses and expenses	9,370	6,351
Loss (gain) on reacquisition of bonds	(133,042)	59
Amortization of bond premiums	(9,569)	(10,050)
Exchange loss (gain) on long-term liabilities	77,021	(356,521)
Amortization of deferred income	(89,762)	—
Impairment loss	369,968	—
Effect from subsidiaries over which significant control is no longer held	(264,467)	—
Changes in assets and liabilities:
Notes receivable and accounts receivable	(1,668,590)	1,046,162
Other receivables	(243,280)	66,939
Inventories	17,184	(2,832,846)
Prepaid expenses	(343,017)	836,340
Other financial assets	169,931	54,374
Deferred income tax assets	54,604	280,824
Other current assets	(14,612)	1,268,347
Notes payable	(167,875)	35,605
Accounts payable	(333,824)	2,504,155
Income tax payable	34,104	(182,728)
Accrued expenses	(691,806)	3,812,541
Other payables	14,366	—
Other current liabilities	(732,210)	316,746
Compensation interest payable	—	(126,111)
Accrued pension liabilities	301,796	435,909
Capacity deposits	(193,249)	(1,725,822)
Other liabilities	242,200	(1,314)

Net cash provided by operating activities	45,171,654	73,937,930

Cash flows from investing activities:
Increase in marketable securities, net	(1,570,131)	(569,735)
Decrease in other financial assets, net	2,368,312	1,503,980
Acquisition of long-term investments	(4,152,778)	(5,560,766)
Proceeds from sales of long-term investments	16,684,314	8,254,496
Proceeds from capital reduction settlement of long-term investments	50,725	—
Cash proceeds from merger	—	70,383
Acquisition of minority interests	—	(6,814,323)
Acquisition of property, plant and equipment	(22,162,708)	(81,110,208)
Proceeds from disposal of property, plant and equipment	3,084,714	718,470
Increase in deferred charges	(1,377,043)	(978,741)
Decrease (increase) in other assets, net	(538,296)	1,354,137

Net cash used in investing activities	(7,612,891)	(83,132,307)

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the years ended December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars)

	For the year ended December 31,
	2005	2004
(continued)

Cash flows from financing activities:
Increase in short-term loans, net	$499,929	$655,873
Proceeds from long-term loans	—	23,075,700
Repayment of long-term loans	(20,382,214)	(9,366,412)
Issuance of bonds	12,478,603	—
Redemption of bonds	(2,820,004)	(16,336,953)
Reacquisition of bonds	(2,662,226)	(41,392)
Remuneration paid to directors and supervisors	(27,006)	(12,618)
Increase (decrease) in deposits-in, net	(204,474)	5,513
Cash dividends	(1,758,736)	—
Purchase of treasury stock	(16,378,692)	(5,758,968)
Exercise of employees’ stock options	1,642,008	788,393
Capital deduction	(3,899)	—
Proceeds from minority shareholders on stock issuance of subsidiaries	24,725	158,608

Net cash used in financing activities	(29,591,986)	(6,832,256)

Effect of exchange rate changes on cash and cash equivalents	(1,536,358)	(1,363,167)

Effect of subsidiaries merged in	814,408	—
Net increase (decrease) in cash and cash equivalents	7,244,827	(17,389,800)
Cash and cash equivalents at beginning of year	101,381,973	118,771,773

Cash and cash equivalents at end of year	$108,626,800	$101,381,973

Supplemental disclosures of cash flow information:
Cash paid for interest	$1,379,098	$1,974,367

Cash paid for (received from) income tax return	$(129,057)	$296,820

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$19,407,024	$81,726,103
Add: Payable at beginning of year	8,071,379	7,370,809
Payable transferred from the merger	—	84,675
Less: Payable at end of year	(5,315,695)	(8,071,379)

Cash paid for acquiring property, plant and equipment	$22,162,708	$81,110,208

Investing and financing activities not affecting cash flows:
Principal amount of exchangeable bonds exchanged by bondholders	$—	$11,614,141
Book value of reference shares delivered for exchange	—	(3,898,638)
Elimination of related balance sheet accounts	—	90,983

Recognition of gain on sales of investments	$—	$7,806,486

The accompanying notes are an integral part of the consolidated financial statements.

UNITED MICROELECTRONICS CORPORATION AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2005 and 2004

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy individual customer’s needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depository Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the merger with SiS Microelectronics Corp. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to its newly incorporated Singapore branch (“the Branch”) since April 1, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summary of significant accounting policies is as follows:

General Descriptions of Reporting Entities

Investees in which the Company, directly or indirectly, holds more than 50% of voting rights or de facto control, are consolidated into the Company’s financial statements in accordance with the amendments to the R.O.C. Statements of Financial Accounting Standards (SFAS) No.7 “Consolidation of Financial Statements” (the Company and the consolidated entities are hereinafter referred to as “the Group”.) Summary of listed subsidiaries in the consolidation report is as follows:

Investor	Subsidiary	Business nature	Percentage of ownership (%)
			As of December 31, 2005	As of December 31, 2004
The Company	UMC Group (USA)	IC Sales	100.00	100.00
The Company	United Microelectronics (Europe) B.V.	IC Sales	100.00	100.00
The Company	UMC Capital Corp. (UMC Capital)	Investment holding	100.00	100.00 (Note 1)
The Company	United Microelectronics Corp. (Samoa)	Investment holding	100.00	100.00 (Note 1)
The Company	TLC Capital Co., Ltd.	Investment holding	100.00	—
The Company	United Foundry Service, Inc.	Supervising and monitoring group projects	(Note 2)	100.00 (Note 1)
The Company	UMCi Ltd.	Sales and manufacturing of integrated circuits	(Note 3)	100.00
The Company	Fortune Venture Capital Corp. (Fortune)	Consulting and planning for investment in new business	99.99	99.99 (Note 1)
The Company	Hsun Chieh Investment Co., Ltd. (Hsun Chieh)	Investment holding	99.97	99.97
The Company	United Microdisplay Optronics Corp. (UMO)	Sales and manufacturing of LCOS	86.72	83.48
The Company	Silicon Integrated Systems Corp. (SiS)	Sales and manufacturing of integrated circuits	16.59 (Note 4)	16.16 (Note 5)
The Company and UMO	Thintek Optronics Corp. (Thintek)	LCOS design, production and sales	54.26	49.99 (Note 5)
The Company, and Hsun Chieh	UMC Japan	Sales and manufacturing of integrated circuits	53.49	51.93
The Company, Unitruth, and Fortune	XGI Technology Inc. (XGI)	Cartography chip design and production	31.70 (Note 4)	—
Fortune	Unitruth Investment Corp.	Investment holding	100.00	—
Hsun Chieh	Unitruth Investment Corp.	Investment holding	—	100.00 (Note 1)
UMC Capital	UMC Capital (USA)	Investment holding	100.00	100.00 (Note 1)
UMC Capital	ECP VITA Ltd.	Insurance	100.00	—
SiS	Silicon Integrated Systems Corp. (SiS-HK)	IC sales	100.00 (Note 4)	100.00 (Note 5)
SiS	Silicon Integrated Systems Corp. (SiS-USA)	IC sales	100.00 (Note 4)	100.00 (Note 5)

Investor	Subsidiary	Business nature	Percentage of ownership (%)
			As of December 31, 2005	As of December 31, 2004
SiS	Investar CPU Venture Capital Fund, Inc. LDC (IVCF)	Investment holding	(Note 6)	62.50 (Note 5)
XGI	XGi Technology Inc. (Cayman)	Investment holding	100.00 (Note 4)	100.00 (Note 5)
XGI	XGI Technology Inc. (USA)	Cartography chip design and production	100.00 (Note 4)	100.00 (Note 5)

Note 1:	In 2004, the Company held above 50% of voting rights in these subsidiaries. However, in accordance to the pre-amended R.O.C. SFAS No.7, these subsidiaries are excluded from consolidation as both of the following conditions are met: 1) total assets or operating revenue of each subsidiary do not exceed 10% of the respective totals of the Company and, 2) the totals of combined assets or operating revenue of those subsidiaries do not exceed 30% of the respective total of the Company.
Note 2:	United Foundry Service, Inc. has completed the liquidation process in April 2005.
Note 3:	Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCi had transferred its businesses, operations, and assets to the Branch since April 1, 2005.
Note 4:	In conformity to the R.O.C. SFAS No.7, the Company had ceased to consolidate the gains and losses of the subsidiary and its investees in preparing the consolidated financial statements as of June 27, 2005, the day the Company no longer possessed control over the subsidiary.
Note 5:	As the Company held less than 50% of voting rights, the subsidiary was excluded from consolidation.
Note 6:	Based on the resolution of the board of directors’ meeting in November 2002, IVCF was to be liquidated. The liquidation process was completed during the first quarter of 2005.

Principles of Consolidation

Starting 2005, the Company’s consolidated financial statements were prepared in conformity to the R.O.C. SFAS No.7. Investees in which the Company and subsidiaries hold more than 50% of voting rights, including those that are exercisable or convertible, are accounted for under the equity method and shall be consolidated, since the Company and subsidiaries are considered to possess control. Consolidation of an entity shall also be implemented if any of the following circumstances exists:

i.	the total amount of voting rights held in the investee exceeds 50% due to agreement with other investors

ii.	as permitted by law, or by contract agreements, the Company controls an entity’s finances, operations and personnel affairs

iii.	the Company has authority to appoint or discharge more than half members of board of directors (or equivalents), by whom the investee is controlled

iv.	the Company leads and controls more than half of the members of the board of directors (or equivalents), by whom the investee is controlled

v.	other indications of control possession

For 2004, the Company had applied the pre-amended R.O.C. SAFS No.7, which stated that the consolidated financial statements include the accounts of the Company and certain majority-owned (above 50%) subsidiaries. If the total assets and operating revenues of a subsidiary are less then 10% of the non-consolidated total assets and operating revenues of the Company, respectively, the subsidiary’s financial statements may, at the option of the Company, not be consolidated. Irrespective of the above test, when the total combined assets or operating revenues of all such non-consolidated subsidiaries constitute up to 30% of the Company’s non-consolidated total assets or operating revenues, then each individual subsidiary with total assets or operating revenues up to 3% of the Company’s non-consolidated total assets or operating revenues has to be included in the consolidation. Such subsidiaries are included in the consolidated financial statements thereafter, unless the percentage of the combined total assets or operating revenues for all such subsidiaries becomes less than 20% of the Company’s respective non-consolidated amount.

For both the amended and pre-amended R.O.C. No.7, the transactions between the consolidated entities were appropriately eliminated in the consolidated financial statement.

The difference between the acquisition cost and the net equity of the subsidiary is amortized over 5 years.

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing on the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year’s results. However, exchange gains or losses from investments in foreign entities are recorded as a cumulative translation adjustment in stockholders’ equity.

Translation of Foreign Currency Financial Statements

The financial statements of foreign subsidiaries are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, and average exchange rates for profit and loss accounts, historical exchange rates for equity accounts, and exchange rates on dividend declaration date for dividends. The cumulative translation effects from the subsidiaries using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value at the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of bond funds, equity funds, and short-term notes are identified specifically while other marketable securities are determined on the weighted-average method. The market values of listed debts, equity securities and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by the net asset value at the balance sheet date. The amount by which the aggregate cost exceeds the market value is reported as a loss in the current year. In subsequent periods, recoveries of the market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

Long-term Investments

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Group, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for the purpose of long-term investment is deducted from the stockholders’ equity. The market value is determined by the average closing price during the last month of the fiscal year. Investments of less than 20% of the outstanding voting rights in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and that the book value after recognizing the losses shall be treated as the new cost basis of such investment.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Group owns at least 20% of the outstanding voting shares of the investees or has significant influence on operational decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years.

The change in the Group’s proportionate share in the net assets of its investee resulting from its subscription to additional shares of stock, issued by such investee, at a rate not proportionate to its existing equity ownership in such investee, is recorded to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely.

Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Group’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the multiplication of the Group’s ownership percentage; while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Group’s ownership percentage in the subsidiary incurred with a gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly.

Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditures and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation are to be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses. The corresponding depreciation expenses provided are also classified as non-operating expenses.

Depreciation is provided on the straight-line basis using the estimated economic life of the assets less salvage value, if any. When the estimated economic life expires, property, plant and equipment, which are still in use, are depreciated over the newly estimated useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings - 3 to 50 years; machinery and equipment - 3 to 6 years; transportation equipment - 2 to 5 years; furniture and fixtures - 2 to 20 years; leased assets and leasehold improvements - the lease period, or estimated economic life, whichever is shorter.

Intangible Assets

Goodwill arising from the merger is amortized using the straight-line method over 15 years. As a result of the reorganization of UMCi Ltd., goodwill arising from the reorganization is amortized over 5 years. Technology know-how is stated at cost of acquisition and amortized over its estimated economic life using the straight-line method.

The Group assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss shall be recognized accordingly. The book value after recognizing the impairment loss shall be recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: bonds issuance costs - over the life of the bonds, patent license fees - the term of contract or estimated economic life of the related technology, and software - 3 years.

The Group assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss shall be recognized accordingly. The book value after recognizing the impairment loss shall be recorded as the new cost.

Convertible and Exchangeable Bonds

The issuance costs of convertible and exchangeable bonds are classified as deferred charges and amortized over the life of the bonds.

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bond is to be offset against the book value of the investment in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee within the Company and domestic subsidiaries. The fund is deposited under the committee’s name in the Central Trust of China and hence, not associated with the Company. Therefore the fund shall not be included in the Company’s financial statements. Pension benefits for employees of the Branch and oversea subsidiaries are provided in accordance with the local regulations.

The Labor Pension Act of R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. In accordance with the Act, employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees who elect the Act, the Company will make monthly contributions of no less than 6% of the employees’ monthly wages to the employees’ individual pension accounts.

The accounting for pension is computed in accordance with the R.O.C. SFAS No.18. For the defined benefit pension, the net pension cost is calculated based on an actuarial valuation, and pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. For the defined contribution pension, the Company recognizes the pension amount as expense in the period in which the contribution becomes due.

Employee Stock Option Plan

The Group applies the intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Group also discloses pro forma net income and earnings per share under the fair value method for only these options granted since January 1, 2004.

Treasury Stock

The Group adopted the R.O.C SFAS No. 30, which requires that treasury stock held by the Group itself shall be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to the capital reserve. The Group’s stock held by its subsidiaries is also treated as treasury stock in the Group’s account.

Revenue Recognition

The main sales term of the Group is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized when ownership and liability for risk of loss or damage to the products have been transferred to customers, usually upon shipment. Sales returns and discounts taking into consideration customers’ complaints and past experiences are accrued in the same year of sales.

Capital Expenditure versus Operating Expenditure

Expenditure shall be capitalized when it is probable that future economic benefits associated with the expenditure will flow to the Group and the expenditure amount exceeds a predetermined level. Otherwise it is charged as expense when incurred.

Income Tax

The Group adopted the R.O.C. SFAS No. 22 “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

According to the R.O.C SFAS No. 12, the Group recognized the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investments, by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

Earnings per Share

Earnings per share is computed according to the R.O.C.o SFAS No. 24. Basic earnings per share is computed by dividing net income (loss) by weighted average number of shares outstanding during the year. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Derivative Financial Instruments

The interest rate swap agreements entered into for hedging purposes are accounted for on a net accrual basis in accordance with the contractual interest rate as an adjustment to the interest income or expense of the hedged items.

Foreign exchange forward contracts are held to hedge the exchange rate risk arising from net assets or liabilities denominated in foreign currency. These forward contracts are translated and recorded using the spot rate at the inception of the contracts, and the discount or premium of the forward contracts is amortized over their lifespan. The difference between the spot rate at the inception of a forward contract and the spot rate at the balance sheet date is reflected in the statement of income. The receivables and payables of the foreign exchange forward contracts are offset and the resulting balances are recorded as either assets or liabilities. Exchange gains or losses from the settlement of forward contracts are included in the current period’s earnings.

Asset Impairment

Pursuant to the R.O.C. SFAS No. 35, the Group assesses indicators of impairment for all its assets, except for goodwill, within the scope of the standard at each balance sheet date. If impairment is indicated, the Group compares the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair values less the costs to sell and the values in use.

For previously recognized losses, the Group assesses, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have diminished. If there is any such indication, the Group recalculates the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Group reverses the impairment loss such that the resulting carrying amount of the asset shall not exceed the amount (net of amortization or depreciation), that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. In allocating impairment losses, the portion of goodwill allocated shall be written down first. After goodwill has been written off, the remaining impairment loss, if any, is to be shared among the other assets pro rata to their carrying amount.

The write-down in goodwill cannot be reversed under any circumstances in the subsequent period.

Impairment loss (reversal) is classified as non-operating loss/ (income).

Merger

The Company merged with SiSMC and recognized the sum of the difference between the acquisition costs, which are the market price of equity stocks issued and other related costs, and the fair value of the identifiable net assets acquired as goodwill in compliance with the R.O.C. SFAS No. 25 “ Enterprise Mergers—Accounting of Purchase Method.” The fair value of identifiable net assets and goodwill deducted from the par value of the equity stocks issued and other related costs is recognized as capital reserve.

3.	ACCOUNTING CHANGE

The Company had adopted the R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements started on and after January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles resulted in a NT$370 million decrease on the consolidated net income, and a decrease of NT$0.02 on the basic and diluted earnings per share for the year ended December 31, 2005.

Pursuant to the amendments of the R.O.C. SFAS No.5, certain income or loss of the equity investees were recognized based on the gains or losses incurred in the current period and cannot be deferred to the next year. As a result of the prospective amendment, the consolidated net income and the basic and diluted earnings per share for the year of 2005 are reduced by NT$113 million and NT$0.01, respectively.

Effective from January 1, 2005, the Company has adopted the R.O.C. SFAS No. 7 “Consolidation of Financial Statements”. Investees are consolidated into the Group when the Company, directly or indirectly, holds more than 50% of the voting rights or de facto control of the investees. As a result of the amendment, the consolidated net income and the basic and diluted earnings per share for the year of 2005 remained unchanged.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of December 31,
	2005	2004
Cash:
Cash on hand	$2,814	$2,396
Checking and savings accounts	7,145,127	5,963,814
Time deposits	91,976,196	86,889,832

Subtotal	99,124,137	92,856,042

Cash equivalents:
Government bonds acquired under repurchase agreements	9,502,663	8,525,931

Total	$108,626,800	$101,381,973

(2)	MARKETABLE SECURITIES, NET

	As of December 31,
	2005	2004
Listed equity securities	$3,664,433	$1,446,302
Convertible bonds	1,218,688	1,756,248

Total	4,883,121	3,202,550
Less: Allowance for loss on decline in market value	—	(58,853)

Net	$4,883,121	$3,143,697

(3)	NOTES RECEIVABLE

	As of December 31,
	2005	2004
Notes receivable	$193	$2,040

(4)	ACCOUNTS RECEIVABLE, NET

	As of December 31,
	2005	2004
Accounts receivable	$12,969,983	$12,059,560
Less: Allowance for sales returns and discounts	(654,554)	(518,277)
Less: Allowance for doubtful accounts	(134,313)	(83,372)

Net	$12,181,116	$11,457,911

(5)	OTHER FINANCIAL ASSETS, CURRENT

	As of December 31,
	2005	2004
Credit-linked deposits and repackage bonds	$1,116,806	$2,942,434
Interest rate swaps	—	35,532
Forward contracts	—	38,633

Total	1,116,806	3,016,599
Less: Non-current portion	(1,116,806)	(2,562,754)

Net	$—	$453,845

Please refer to Note 10 for disclosures on risks of other financial assets.

(6)	INVENTORIES, NET

	As of December 31,
	2005	2004
Raw materials	$310,393	$252,847
Supplies and spare parts	1,917,444	2,208,545
Work in process	8,141,427	7,837,998
Finished goods	1,140,774	1,500,101

Total	11,510,038	11,799,491
Less: Allowance for loss on decline in market value and obsolescence	(797,503)	(1,786,493)

Net	$10,712,535	$10,012,998

a.	The insurance coverage for inventories was sufficient as of December 31, 2005 and 2004, respectively.

b.	Inventories were not pledged.

(7)	LONG-TERM INVESTMENTS

a.	Details of long-term investments are as follows:

(Equity securities refer to common shares unless otherwise stated)

	As of December 31,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the equity method:
Pacific Venture Capital Co. Ltd.	$296,218	49.99	$304,810	49.99
Uwave Technology Corp. (formerly United Radiotek Inc.)	74,937	48.64	86,107	49.04
UCA Technology Inc.	34,881	45.53	43,097	49.50
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	1,063,671	45.35	1,058,515	45.35
Unitech Capital Inc.	638,946	42.00	730,930	42.00
NexPower Technology Corp.	7,982	40.00	—	—
Aevoe Inc.	6,674	39.47	—	—
Smedia Technology Corp.	71,848	38.32	18,000	10.59
UC FUND II	133,217	35.45	150,079	35.45
Crystal Media Inc.	12,803	34.36	21,150	24.88
USBest Technology Inc.	69,973	33.80	17,120	18.99
Star Semiconductor Corp.	30,962	33.47	37,161	28.20
XGI Technology Inc.	150,477	31.70	—	—
Afa Technology, Inc.	38,157	30.46	42,660	26.53
AMIC Technology Corp.	186,010	28.95	125,071	16.82
ULi Electronics Inc.	452,203	26.77	—	—
Mobile Devices Inc.	48,555	26.28	—	—
U-Media Communications, Inc.	36,524	26.26	12,000	11.11
Holtek Semiconductor Inc.	818,681	24.81	731,442	25.23
Parade Technologies, Ltd.	81,949	24.63	—	—
ITE Tech. Inc.	329,704	22.66	281,313	22.23
Unimicron Technology Corp.	4,370,256	22.26	5,280,435	32.65
Highlink Technology Corp.	208,833	22.18	—	—
Chip Advanced Technology Inc.	30,740	21.91	—	—
Davicom Semiconductor, Inc.	145,649	21.56	22,958	2.50
Faraday Technology Corp. (Note A)	864,928	18.50	1,940,771	23.88
Patentop, Ltd. (Note B)	1,245	18.00	6,599	18.00
Silicon Integrated Systems Corp. (Note A)	3,921,878	16.59	4,226,303	16.16
HARVATEK Corp. (Note B)	346,020	16.50	349,074	18.23
Novatek Microelectronics Corp. (Note A)	1,538,740	12.54	1,735,661	19.12
SerComm Corp. (Note B)	267,807	12.15	174,903	9.80
United Foundry Service, Inc.	—	—	103,881	100.00

	As of December 31,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the equity method:
UMC Capital Corp.	$—	—	$1,310,493	100.00
United Microelectronics Corp. (Samoa)	—	—	5,854	100.00
Unitruth Investment Corp.	—	—	100,115	100.00
Fortune Venture Capital Corp.	—	—	2,354,878	99.99
Thintek Optronics Corp.	—	—	53,618	49.99
VistaPoint, Inc.	—	—	31,263	48.77
RiRa Electronics Corp.	—	—	13,106	32.50
United Fu Shen Chen Technology Corp. (formerly Applied Component Technology Corp.) (Note C)	—	—	19,874	16.44
AMOD Technology Co., Ltd. (Note B)	—	—	5,875	9.40
Upstream and intercompany transaction elimination (Note D)	(17,612)		—

Subtotal	16,262,856		21,395,116

Investments accounted for under the cost method or the lower of cost or market value method:
VastView Technology Inc.	15,301	19.94	29,759	19.94
LighTuning Tech. Inc.	9,925	19.84	24,772	15.08
AMOD Technology Co., Ltd.	8,341	19.80	—	—
PixArt Imaging Inc.	223,111	17.61	16,107	1.84
Cion Technology Corp.	21,600	17.05	—	—
United Fu Shen Chen Technology Corp. (formerly Applied Component Technology Corp.) (Note C)	40,000	16.60	—	—
Bcom Electronics Inc.	173,653	16.42	—	—
HiTop Communications Corp.	60,849	16.07	17,964	4.99
Advance Materials Corp.	154,137	15.78	152,321	15.78
Everglory Resource Technology Co., Ltd.	32,375	15.14	74,000	15.14
JMicron Technology Corp.	56,724	14.29	—	—
Chingis Technology Corp.	68,374	13.02	23,760	4.95
ACTi Corp.	28,406	11.17	—	—
Golden Technology Venture Capital Investment Corp.	54,880	10.67	80,000	10.67
Epitech Technology Corp. (Note E)	599,382	10.38	117,823	6.75
NCTU Spring I Technology Venture Capital Investment Corp.	27,161	10.06	43,482	10.06
EE Solutions, Inc.	36,933	9.70	51,900	7.28

	As of December 31,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the cost method or the lower of cost or market value method:
Trendchip Technologies Corp.	$23,747	9.25	$60,406	9.25
Chipbond Technology Corp. (Note F)	338,084	9.04	—	—
MemoCom Corp.	29,806	8.91	56,231	15.91
Subtron Technology Co., Ltd.	275,259	8.90	244,080	7.29
Printech International Inc.	8,190	7.96	30,000	12.00
United Industrial Gases Co., Ltd.	146,250	7.95	146,250	8.11
Andes Technology Corp.	62,500	7.94	—	—
Rechi Precision Co., Ltd.	503,354	7.86	—	—
Fortune Semiconductor Corp.	42,678	7.70	71,500	6.64
Animation Technologies Inc.	52,200	7.44	29,700	4.74
Shin-Etsu Handotai Taiwan Co., Ltd.	105,000	7.00	—	—
Giga Solution Tech. Co., Ltd.	51,362	6.91	105,000	6.83
NCTU Spring Venture Capital Co., Ltd.	13,600	6.28	20,000	6.28
MediaTek Inc.	613,447	6.24	969,048	10.06
Riselink Venture Capital Corp.	76,640	6.20	80,000	6.20
ChipSence Corp.	17,214	6.08	41,800	6.91
InComm Technologies Co., Ltd.	5,580	6.00	36,140	8.67
SIMpal Electronics Co., Ltd.	70,179	5.67	—	—
Cosmos Technology Venture Capital Investment Corp.	24,544	5.03	40,000	5.03
Parawin Venture Capital Corp.	41,900	5.00	50,000	5.00
Integrant Technologies, Inc.	34,413	4.95	—	—
Industrial Bank of Taiwan Corp.	1,139,196	4.95	1,139,196	4.95
Beyond Innovation Technology Co., Ltd.	14,165	4.86	18,096	4.86
Aimtron Technology, Inc.	67,777	4.82	—	—
Coretronic Corp.	276,192	4.19	276,192	4.32
ProSys Technology Integration, Inc.	4,224	4.13	2,790	3.08
Topoint Technology Co., Ltd.	127,329	4.10	—	—
Horizon Securities Co., Ltd. (formerly Fortune Securities Co., Ltd.)	105,588	3.92	—	—
Averlogic Technologies, Inc.	18,275	3.89	1,159	0.16
IBT Venture Co.	76,142	3.81	76,142	3.81
Ralink Technology Corp.	32,783	3.75	55,500	7.40
Advanced Chip Engineering Technology Inc.	24,419	3.56	—	—

	As of December 31,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the cost method or the lower of cost or market value method:
iGlobe Partners Fund, L.P. (Note G)	$39,051	3.45	$—	—
ZyDAS Technology Corp.	7,250	3.33	23,000	3.33
Skardin Industrial Corp.	82,158	3.09	—	—
Billionton Systems Inc.	30,948	2.67	30,948	2.77
Sheng-Hua Venture Capital Corp.	47,450	2.50	50,000	2.50
RDC Semiconductor Co., Ltd.	24,436	2.41	—	—
BroadWeb Corp.	8,000	2.22	8,000	2.86
Holux Technology Inc.	22,697	2.17	—	—
Taimide Tech., Inc.	16,095	1.83	—	—
SiRF Technology Holdings, Inc.	24,652	1.34	—	—
AU Optronics Corp. (Note H)	959,082	1.33	959,082	1.44
Crystal Internet Venture Fund II	38,855	0.99	—	—
Mega Financial Holding Company	3,108,656	0.84	4,991,630	1.36
Arcadia Design Systems (Taiwan), Inc.	1,620	0.83	—	—
AverMedia Technologies Inc.	30,902	0.79	—	—
Largan Precision, Co., Ltd.	36,242	0.62	39,866	0.69
Premier Image Technology Corp.	27,964	0.60	27,964	0.59
C-Com Corp.	5,958	0.59	9,806	5.36
Trident Microsystems, Inc.	71,775	0.48	—	—
UltraChip, Inc.	522	0.05	15,048	1.19
Pacific Technology Partners, L.P. (Note G)	343,321	—	336,099	—
Taiwan High Speed Rail Corp. (Note I)	300,000	—	300,000	—
Smart Vanguard Ltd. (Note I)	213,070	—	—	—
ForteMedia, Inc. (Note I)	84,913	—	108,456	—
Pacific United Technology, L.P. (Note G)	163,900	—	126,560	—
East Vison Technology Ltd. (Note I)	158,000	—	—	—
Silicon 7, Inc. (Note I)	131,120	—	—	—
Intellon Corp. (Note I)	114,730	—	—	—
Pactrust Communication, Inc. (Note I)	93,423	—	—	—
Alpha & Omega Semiconductor, Ltd. (Note I)	156,946	—	46,883	—
Maxlinear, Inc. (Note I)	84,572	—	—	—
VeriPrecise Technology, Inc. (Note I)	73,755	—	—	—
Berkana Wireless Inc. (Note I)	65,560	—	—	—
Aurora Systems, Inc. (Note I)	67,250	—	6,355	—

	As of December 31,
	2005		2004
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Investments accounted for under the cost method or the lower of cost or market value method:
Amalfi Semiconductor, Inc. (Note I)	$49,170	—	$—	—
Praesagus, Inc. (Note I)	49,170	—	—	—
Spreadtrum Communications, Inc. (Note I)	40,975	—	—	—
MaXXan Systems, Inc. (Note I)	40,548	—	—	—
Dibcom, Inc. (Note I)	38,877	—	—	—
Magnachip Semiconductor LLC. (Note I)	35,861	—	—	—
Wisair, Inc. (Note I)	32,780	—	—	—
GCT Semiconductor, Inc. (Note I)	32,780	—	—	—
Aicent, Inc. (Note I)	32,779	—	—	—
VenGlobal Capital Fund III, L.P. (Note G)	23,339	—	33,195	—
Formerica International Holding, Inc. (Note I)	30,898	—	30,898	—
Taiwan Asia Pacific Venture Fund	5,212	—	21,625	4.15
Zylogic Semiconductor Corp. (Note I)	16,390	—	—	—
Trident Technology Inc.	—	—	12,025	0.97
Taimide Tech., Inc.	—	—	37,500	1.83
Princeton Technology Corp.	—	—	97,901	2.36
ULi Electronics Inc.	—	—	44,940	2.63
Downstream, upstream, and inter- company transaction elimination	290,062		—

Subtotal	13,386,903		11,538,899

Prepaid long-term investments :
Alpha Networks Inc.	30,000		—
Chip Advanced Technology Inc.	—		16,630

Subtotal	30,000		16,630

Less: Allowance for loss on decline in market value	—		(238,367)

Total	$29,679,759		$32,712,278

Note A:	The equity method was applied for investees, in which the Group held the highest percentage of the outstanding voting rights and had significant influences on operating decisions.
Note B:	The equity method was applied for investees, in which the total ownership held by the Group and its subsidiaries is over 20%.

Note C:	In the third quarter of 2004 the Group recognized a permanent loss of NT$85 million as the decline in market value was deemed irrecoverable. Since January 1, 2005, the Group was no longer a majority stockholder of United Fu Shen Chen Technology Corp. Thus the cost method was appropriately applied instead of the equity method.
Note D:	The unrealized balance of deferred gains or losses arising from the transfer of equity investment ownership among the affiliated companies including downstream, upstream, and intercompany transactions.
Note E:	As of August 1, 2005, the Group’s former investee, “Epitech Technology Corp.” (accounted for under the cost method) merged into South Epitaxy Co., Ltd. and was retained as Epitech Technology Corp. One share of the former investee, “Epitech Technology Corp.” was exchanged for 1.36 shares of Epitech Technology Corp. As the Group held less than 20% voting rights and had no significant influences, the cost method was applied.
Note F:	As of September 1, 2005 the Group’s former investee, Aptos (Taiwan) Corp. (accounted for under the equity method), merged into Chipbond Technology Corp. Three shares of Aptos (Taiwan) Corp. were exchanged for 1 share of Chipbond Technology Corp. As the Group held less than 20% voting rights and had no significant influences, the cost method was applied.
Note G:	The amount represented the investment in limited partnership without voting rights. As the Group was not able to exercise significant influences, the investments were accounted for under the cost method.
Note H:	As of December 2005 and 2004, the Group held 77,625 thousand and 71,215 thousand AU Optronics Corp. shares; among the shares held by the Group, 73,566 thousand and 66,109 thousand shares were utilized as reference shares for the Group’s zero coupon exchangeable bonds, for year 2005 and 2004, respectively.
Note I:	The amount represented the investments in preferred shares. As the Group did not possess voting rights and significant influences, the cost method was applied.

b.	Investment income accounted for under the equity method, which were based on the audited financial statements of the investees, were NT$1,097 million and NT$552 million for the years ended December 31, 2005 and 2004, respectively. Among which, investment income amounting to NT$1,031 million and NT$885 million for the years ended December 31, 2005 and 2004, respectively, and the related long-term investment balances of NT$6,253 million and NT$7,194 million as of December 31, 2005 and 2004, respectively, were determined based on the investees’ financial statements audited by other auditors.

c.	Pursuant to the amendments of the R.O.C. SFAS No.5, investment income (loss) of Uwave Technology Corp., SerComm Corp., HARVATEK Corp., Patentop, Ltd., UC Fund II, RiRa Electronics Corp., VistaPoint, Inc., Afa Technology, Inc., Star Semiconductor Corp., USBest Technology, Inc., UCA Technology, Inc., Unitruth Investment Corp., Crystal Media, Inc., U-Media Communications, Inc., AMOD Technology Co., Smedia

Technology Corp., and Aevoe Inc. were recognized based on the gain or loss incurred in the current period and cannot be deferred to next year. As a result of the adoption of the amendment, the consolidated net income and the basic and diluted earnings per share for the year of 2005 were reduced by NT$113million and NT$0.01, respectively.

d.	The long-term investments were not pledged.

(8)	PROPERTY, PLANT AND EQUIPMENT

	As of December 31, 2005
	Cost	Accumulated Depreciation	Book Value
Land	$1,893,522	$—	$1,893,522
Buildings	21,260,902	(5,969,469)	15,291,433
Machinery and equipment	386,920,282	(261,499,341)	125,420,941
Transportation equipment	89,580	(63,214)	26,366
Furniture and fixtures	2,804,967	(1,936,607)	868,360
Leasehold improvements	43,037	(39,517)	3,520
Construction in progress and prepayments	15,609,497	—	15,609,497

Total	$428,621,787	$(269,508,148)	$159,113,639

	As of December 31, 2004
	Cost	Accumulated Depreciation	Book Value
Land	$1,320,095	$—	$1,320,095
Buildings	21,237,012	(5,347,449)	15,889,563
Machinery and equipment	358,364,726	(216,336,818)	142,027,908
Transportation equipment	89,252	(55,385)	33,867
Furniture and fixtures	2,638,541	(1,631,683)	1,006,858
Leased assets	47,783	(47,783)	—
Leasehold improvements	38,620	(37,912)	708
Construction in progress and prepayments	31,745,156	—	31,745,156

Total	$415,481,185	$(223,457,030)	$192,024,155

a.	Total interest expense before capitalization amounted to NT$1,364 million and NT$1,788 million for the years ended December 31, 2005 and 2004, respectively.

Details of capitalized interest are as follows:

	For the year ended December 31,
	2005	2004
Machinery and equipment	$260,294	$348,924
Other property, plant and equipment	4,397	3,956

Total interest capitalized	$264,691	$352,880

Interest rates applied	2.86%~4.20%	1.55%~3.55%

b.	The insurance coverage for property, plant and equipment was sufficient as of December 31, 2005 and 2004, respectively.

c.	Please refer to Note 6 for property, plant and equipment pledged as collateral.

(9)	OTHER ASSETS - OTHERS

	As of December 31,
	2005	2004
Leased assets	$1,366,695	$1,382,090
Deposits-out	678,929	3,322,107
Others	150,614	212,112

Total	$2,196,238	$4,916,309

Please refer to Note 6 for restricted deposits pledged as collateral.

(10)	ASSET IMPAIRMENT

Pursuant to the R.O.C. SFAS No. 35, “Accounting for Asset Impairment”, which became effective on January 1, 2005, the Company had recognized impairment loss of NT$370 million for the year ended December 31, 2005. Details of impairment losses are as follows:

For the year ended December 31, 2005
Impairment loss:
Long-term investments accounted for under the equity method	$249,968
Other assets	120,000

Total	$369,968

(11)	SHORT-TERM LOANS

	As of December 31,
	2005	2004
Secured bank loans	$6,066,478	$—
Unsecured bank loans	69,858	2,986,919

Total	$6,136,336	$2,986,919

Interest rates	1.5%~4.88%	0.86%~2.89%

The Group’s unused short-term lines of credits amounted to NT$14,658 million and NT$8,129 million as of December 31, 2005 and 2004, respectively.

Please refer to Note 6, in connection with the short-term loans.

(12)	BONDS PAYABLE

	As of December 31,
	2005	2004
Domestic secured bonds:
Issued in April 2000 and due on April 2005, 5.6% interest payable semi-annually	$—	$570,003
Domestic unsecured bonds :
Issued in April 2001 and due on April 2006, 5.1195% ~ 5.1850% interest payable annually	3,000,000	5,250,000
Issued in April 2001 and due on April 2008, 5.2170% ~ 5.2850% interest payable annually	7,500,000	7,500,000
Issued in October 2001 and due on October 2006, 3.4896% ~ 3.520% interest payable annually	5,000,000	5,000,000
Issued in May ~ June 2003 and due on May ~ June 2008, 4.0% minus USD 12-Month Libor interest payable annually	7,500,000	7,500,000
Issued in May ~ June 2003 and due on May ~ June 2010, 4.3% minus USD 12-Month Libor interest payable annually	7,500,000	7,500,000
Zero coupon convertible bonds:
Issued in March 2002 and due on March 2007	2,579,385	2,914,277
Issued in November 2003 and due on November 2013	3,103,719	6,476,863
Issued in October 2005 and due on February 2008	12,540,432	—
Zero coupon exchangeable bonds :
Issued in May 2002 and due on May 2007	3,218,623	3,107,029
Premiums on convertible bonds	—	20,592

Subtotal	51,942,159	45,838,764
Less: Current portion	(10,250,000)	(2,820,003)

Net	$41,692,159	$43,018,761

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repayable in installments every six months from April 27, 2002 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On December 12, 2001, the Company issued zero coupon convertible redeemable bonds amounting to US$302.4 million on the Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, repurchased, cancelled or converted, the bonds can be redeemed at 101.675% of their principal amount on March 1, 2004.

(b)	Redemption at the Option of the Company

The Company may redeem all, but not some only, of the bonds subject to giving no less than 30 nor more than 60 days’ advance notice at the early redemption amount, provided that:

i.	On or at any time after June 13, 2003, the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days ending at any time within the period of 5 ADS trading days prior to the redemption notice, or

ii.	At any time prior to maturity, at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted.

(c)	Conversion Period

i.	In respect of the common shares, on or after January 22, 2002 and on or prior to February 20, 2004, or

ii.	In respect of the ADSs, on or after the later of January 22, 2002 and the date on which the shelf registration statement covering the resale of certain ADSs issuable upon conversion of the bonds has been declared effective by the U.S. Securities and Exchange Commission, on or prior to February 20, 2004.

(d)	Conversion Price

i.	In respect of the common shares, will be NT$66.67 per share, and

ii.	In respect of the ADSs, will be US$9.673 per ADS.

The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of the maturity date, the Company had reacquired a total amount of US$63 million of the bonds from the open market. The corresponding loss on the reacquisition amounting to NT$0.06 million for the year ended December 31, 2004, was recognized as other losses.

(f)	Redemption of the Bonds

On February 27, 2004, the remaining balance of bonds was redeemed.

e.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May, 10 2007

(c)	Redemption

i.	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AUO common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NTD 34.645=USD 1.00.

ii.	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying securities: ADS or Common Share of AU Optronics Corp.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NTD46.10 per share, determined on the basis of a fixed exchange rate of NTD34.645=USD1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of December 31, 2005 and 2004, certain bondholders have exercised their rights to exchange their bonds with the total principal amounts of US$137 million and US$137 million into AUO shares. The corresponding gain on the exchange amounting to NT$0 and NT$3,457 million for the year ended December 31, 2005 and 2004, respectively, was recognized as a gain on sales of investments.

f.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

g.	On July 15, 2003, the Company issued its second LSE listed zero coupon exchangeable bonds exchangeable for common shares of AUO with an aggregate principal amount of US$205.8 million. The issue price was set at 103.0% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously redeemed, exchanged or purchased and cancelled, the bonds must be redeemed at their principal amount in US Dollars on July 15, 2008.

(b)	Redemption at the Option of the Company

The Company may redeem the bonds, in whole or in part, in principal amount thereof, on or after January 15, 2004 and on or prior to July 15, 2005, at their principal amount plus a certain premium (the “Early Redemption Amount”) and thereafter until July 15, 2008 at their principal amount, if the closing price of the AUO common shares on the TSE, translated into US Dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 125% of the exchange price then in effect translated into US Dollars at the rate of NT$34.390 to US$1.00.

The Company may also redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

(c)	Redemption at the Option of Bondholders

The Company will, at the option of any bondholder, redeem such bonds starting on July 15, 2005 at their principal amount.

(d)	Tax Redemption

The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

(e)	Terms of Exchange

Subject to prior permitted redemption and as otherwise provided in the offering, the bonds are exchangeable at any time on or after August 14, 2003 and prior to June 30, 2008, into AUO shares at an exchange price of NT$36.387 per share, determined on the basis of a fixed exchange rate of NT$34.39 to US$1.00; provided however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(f)	Exchange of the Bonds

As of December 31, 2004, all bondholders have exercised their rights to exchange their bonds into AUO shares. The corresponding gain on the exchange amounting to NT$4,349 million for the year ended December 31, 2004 was recognized as a gain on sales of investments.

h.	On October 5, 2005, the Company issued zero coupon convertible bonds on the EuroMTF Market of Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.	In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

v.	If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii	Conversion Price and Adjustment: The conversion price is US$3.814 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds:

As of December 31, 2005, the Company did not reacquire any of the bonds from the open market.

i.	On March 25, 2002, the Company’s subsidiary, UMC Japan (UMCJ), issued a LSE listed zero coupon convertible bonds with an aggregate principal amount of JPY17,000 million and the issue price was set at 101.75% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on March 26, 2007 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after March 25, 2005, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount that has not been redeemed, repurchased and cancelled or converted is equal to or less than 10% of original aggregate principal amount.

ii.	In case of a corporate split or share exchange/ share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 85 days after the change of control occurs.

(c)	Conversion Period

At any time on or after May 3, 2002 to and including March 19, 2007.

(d)	Conversion Price

The conversion price was set at JPY400,000 per share, subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of December 31, 2005, UMCJ has reacquired and cancelled a total amount of JPY7,850 million and JPY7,650 million of the bonds from the open market. As of December 31, 2004, UMCJ reacquired and cancelled a total amount of JPY7,650 million of the bonds from the open market. The corresponding gain on the reacquisition amounting to JPY6 million for the year ended December 31, 2005 was recognized as other income.

j.	On November 25, 2003, the Company’s subsidiary, UMCJ, issued its second LSE listed zero coupon convertible bonds with an aggregate principal amount of JPY21,500 million and the issue price was set at 101.25% of the principal amount. The terms and conditions of the bonds are as follows:

(a)	Final Redemption

Unless previously converted, purchased and cancelled or redeemed, the bonds must be redeemed on November 25, 2013 at their principal amount.

(b)	Redemption at the Option of UMCJ

i.	On or at any time after November 27, 2006, UMCJ may redeem all, but not part, of the bonds if the closing price of the shares on the Japan OTC Market is at least 120% of the conversion price then in effect for at least 20 out of 30 consecutive trading days ending on the trading day immediately prior to the date of the notice of redemption; or if the principal amount of the bonds outstanding on the date of notice of such redemption is equal to or less than 10% of the original aggregate principal amount of the bond.

ii.	In case of a corporate split or share exchange/ share transfer, UMCJ may redeem all, but not part, of the bonds on or prior to the effective date of the transaction, provided that UMCJ is not able to ensure that the bondholders have the right to receive shares which they would have received had the conversion rights been exercised prior to the transaction.

iii.	If a change in who controls UMCJ occurs, bondholders will be able to require UMCJ to redeem their bonds on the date that is 70 days after the change of control occurs.

(c)	Conversion Period

At any time on or after January 5, 2004 and on or prior to November 11, 2013.

(d)	Conversion Price

The conversion price was set at JPY187,500 per share, subject to adjustment upon the occurrence of certain events set out in the indenture.

(e)	Reacquisition of the Bonds

As of December 31, 2005 and 2004, UMCJ has reacquired a total amount of JPY10,490 million and JPY720 million of the bonds from the open market. The corresponding gain on the reacquisition amounting to JPY449 million for the year ended December 31, 2005 and, was recognized as other income.

k.	Repayments of the above bonds in the future years are as follows:

(Assuming the convertible bonds and exchangeable bonds are both paid off upon maturity.)

Bonds repayable in	Amount
2006	$10,250,000
2007	8,048,008
2008	23,040,432
2009 and thereafter	10,603,719

Total	$51,942,159

(13)	LONG-TERM LOANS

	As of December 31,
	2005	2004
Secured long-term loans	$—	$19,044,000
Unsecured long-term loans	—	4,666,500

Subtotal	—	23,710,500
Less: Current portion	—	(5,441,143)

Net	$—	$18,269,357

Interest rates	—	0.81%~3.55%

a.	The Group has no long-term loans as of December 31, 2005.

b.	The long-term loans denominated in Japanese Yen amounted to JPY15,000 million and USD600 million as of December 31, 2004.

c.	Assets pledged as collateral to secure these loans are detailed in Note 6.

(14)	PENSION FUND

The Labor Pension Act of R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. Employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. According to the Act, the rate of contribution by any employer to an employee’s pension account per month shall not be less than 6% of each employee’s monthly salary or wage. The Company and the domestic subsidiaries have made monthly contributions based on each individual employee’s salary or wage to employees’ pension accounts since July 1, 2005, and amounting to NT$173 million as of December 31, 2005. Pension benefits for employees of the Branch and subsidiaries overseas are provided in accordance with the local regulations, and the company has contributed the amount of NT$74 million and NT$ 63 million as of December 31, 2005 and 2004.

The defined benefit plan under the Labor Standards Law is disbursed based on the units of service years and the average salary in the last month of the service year. Two units per year are entitled for the first 15 years of services while one unit per year is entitled after the completion of the fifteenth year. The total units shall not exceed 45 units. In accordance to the plan, the Company contributes an amount equivalent to 2% of the employees’ total salaries and wages on a monthly basis to the pension fund deposited at the Central Trust of China managed independently by an administered pension fund committee. The unrecognized net asset or obligation at transition based on actuarial valuation is amortized on a straight-line basis over 15 years.

a.	Change in benefit obligation during the year:

	For the year ended December 31,
	2005	2004
Projected benefit obligation at beginning of year	$(4,354,361)	$(3,725,630)
Service cost	(360,107)	(471,937)
Interest cost	(143,058)	(123,181)
Benefits paid	24,128	36,894
Gain (loss) on projected benefit obligation	55,353	(70,507)

Projected benefit obligation at end of year	$(4,778,045)	$(4,354,361)

b.	Change in pension assets during the year:

	For the year ended December 31,
	2005	2004
Fair value of plan assets at beginning of year	$1,404,130	$1,196,723
Actual return on plan assets	81,453	35,728
Contributions from employer	200,167	193,711
Benefits paid	(24,128)	(36,894)
Transferred in from merger with SiSMC	—	3,703
Others	(41,421)	11,159

Fair value of plan assets at end of year	$1,620,201	$1,404,130

c.	The funding status of the pension plan is as follows:

	As of December 31,
	2005	2004
Benefit obligation
Vested benefit obligation	$(39,069)	$(455,706)
Non-vested benefit obligation	(2,188,642)	(1,378,172)

Accumulated benefit obligation	(2,227,711)	(1,833,878)
Effect from projected salary increase	(2,550,334)	(2,520,483)

Projected benefit obligation	(4,778,045)	(4,354,361)
Fair value of plan assets	1,620,201	1,404,130

Funded status	(3,157,844)	(2,950,231)
Unrecognized net transitional benefit obligation	181,481	219,572
Unrecognized loss	(29,043)	28,956
Adjustment required to recognize minimum liabilities	(9,592)	(11,705)

Accrued pension liabilities recognized in the balance sheet	$(3,014,998)	$(2,713,408)

d.	The components of net periodic pension cost are as follows:

	For the year ended December 31,
	2005	2004
Service cost	$360,107	$471,937
Interest cost	143,059	123,181
Expected return on plan assets	(39,577)	(26,884)
Amortization of unrecognized net transitional benefit obligation	39,232	45,444
Amortization of unrecognized pension loss	(88)	13,279
Pension costs from subsidiaries over which significant control is no longer held	6,978	—
Transferred from SiSMC in the merger	—	8,844

Net periodic pension cost	$509,711	$635,801

e.	The actuarial assumptions underlying are as follows:

	For the year ended December 31,
	2005				2004
	The Company	UMO	UMCJ	Thintek	The Company	UMO	UMCJ
Discount rate	3.00%	3.75%	2.00%	3.75%	3.50%	3.75%	2.00%
Rate of salary increase	4.50%	4.00%	2.68%	4.00%	5.00%	4.00%	3.71%
Expected return on plan assets	3.00%	2.75%	1.00%	2.75%	3.50%	2.75%	1.00%

(15)	CAPITAL STOCK

a.	Based on the resolution of the board of directors’ meeting on February 26, 2004, the Company merged with SiSMC on July 1, 2004, the effective date, through the issuance of 357,143 thousand new shares at a par value of $10 each. 2.24 shares of SiSMC were exchanged to 1 share of the Company, the surviving company.

b.	As recommended by the board of directors and amended by the shareholders’ meeting on June 1, 2004, the Company issued 1,399,685 thousand new shares from the capitalization of retained earnings that amounted to NT$13,336 million and capital reserve that amounted to NT$661 million, of which NT$12,224 million were stock dividends and NT$1,111 million were employees’ bonus.

c.	On July 22, 2004, the Company cancelled 149,728 thousand shares of treasury stock, which were bought back during the period from August 1 to September 28, 2001 and the period from August 14 to September 25, 2002 for conversion of the convertible bonds.

d.	The employee stock option issued by the Company on October 7, 2002 became exercisable in 2004, of which 44,138 thousand shares were exercised during 2004. The effective date of issuance of new shares was December 28, 2004.

e.	As of December 31, 2004, 22,000,000 thousand common shares were authorized to be issued and 17,791,982 thousand common shares were issued, each at a par value of NT$10

f.	On April 26, 2005, the Company cancelled 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002 for transfer to employees.

g.	As recommended by the board of directors and amended by the shareholders’ meeting on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million were stock dividends and NT$1,973 million were employees’ bonus.

h.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 95,814 thousand shares were exercised during 2005. The effective dates of capitalization were March 15, September 28 and December 26, 2005.

i.	As of December 31, 2005, 26,000,000 thousand common shares were authorized to be issued and 19,794,703 thousand common shares were issued, each at a par value of NT$10. The exercise of employee stock options of 28,845 thousand common shares were issued on December 26, 2005, and registration is completed on January 16, 2006.

j.	The Company has issued a total of 276,820 thousand ADSs which were traded on the NYSE as of December 31, 2005. The total number of common shares represented by all issued ADSs is 1,384,102 thousand shares (one ADS represents five common shares).

(16)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Financial Supervisory Commission, Executive Yuan – Securities and Futures Bureau, to issue Employee Stock Options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The grant period for the options is 6 years and an optionee may exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the Employee Stock Options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	665,338	$15.9
January 3, 2003	61,000	49,222	$17.9
November 26, 2003	57,330	47,960	$25.0
March 23, 2004	33,330	25,570	$23.2
July 1, 2004	56,590	47,530	$20.9
October 13, 2004	20,200	16,350	$18.0
April 29, 2005	23,460	20,110	$16.6
August 16, 2005	54,350	51,850	$21.9
September 29, 2005	51,990	51,390	$20.0

a.	A summary of the Company’s stock option plans, and related information for the years ended December 31, 2005 and 2004 are as follows:

	For the year ended December 31,
	2005		2004
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of year	973,858	$17.0	980,664	$16.5
Granted	129,800	$20.2	110,120	$21.1
Exercised	(95,814)	$15.9	(44,138)	$15.9
Forfeited	(32,524)	$18.8	(72,788)	$17.3

Outstanding at end of year	975,320	$17.5	973,858	$17.0

Exercisable at end of year	528,373		368,896

Weighted-average fair value of options granted during the year (NTD)	$6.5		$3.8

b.	The information of the Company’s outstanding stock options as of December 31, 2005 is as follows:

		Outstanding Stock Options			Exercisable Stock Options
Authorization Date	Range of Exercise Price	Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.9~$17.9	714,560	1.2	$16.0	504,393	$16.0
2003.10.08	$20.9~$25.0	121,060	2.6	$23.0	23,980	$25.0
2004.09.30	$16.6~$21.9	139,700	3.9	$20.0	—	—

		975,320	1.7	$17.5	528,373	$16.4

c.	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation cost for the year ended December 31, 2005 and 2004 are both NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the year ended December 31, 2005
	Basic earnings per share	Diluted earnings per share
Net Income	$7,026,692	$7,026,692
Earnings per share (NTD)	$0.38	$0.38
Pro forma net income	$6,782,033	$6,782,033
Pro forma earnings per share (NTD)	$0.37	$0.36

	For the year ended December 31, 2004 (retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
Net Income	$31,843,381	$31,873,101
Earnings per share (NTD)	$1.70	$1.67
Pro forma net income	$31,761,407	$31,791,127
Pro forma earnings per share (NTD)	$1.69	$1.67

The fair value of the options granted after January 1, 2004, was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for the year ended December 31, 2005 and 2004: expected dividend yields of 1.64% and 11.40%; volatility factors of the expected market price of the Company’s common stock of 41.48% and 48.64%; risk-free interest rate of 1.92% and 2.78%; and a weighted-average expected life of the options of 4.4 years, respectively.

(17)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the years ended December 31, 2005 and 2004. Details of the treasury stock transactions are as follows:

For the year ended December 31, 2005

(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of December 31, 2005
For transfer to employees	241,181	250,000	49,114	442,067
For conversion of the convertible bonds into shares	—	500,000	—	500,000

Total shares	241,181	750,000	49,114	942,067

For the year ended December 31, 2004

(In thousand of shares)

Purpose	As of January 1, 2004	Increase	Decrease	As of December 31, 2004
For transfer to employees	49,114	192,067	—	241,181
For conversion of the convertible bonds into shares	149,728	—	149,728	—

Total shares	198,842	192,067	149,728	241,181

b.	The eighth buyback plan of 500,000 thousand shares of treasury stock was originally intended for the purpose of transferring to employees. However, as a result of the board of directors meeting held on September 9, 2005, the shares were approved for the use of conversion of convertible bonds into shares instead. The relevant government authorities had approved the buyback plan.

c.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the Company’s issued stock; total purchase amount shall not exceed the sum of the retained earnings, capital reserve-premiums, and realized capital reserve. As such, the maximum number of treasury stock that the Company could hold as of December 31, 2005 and 2004 was 1,979,470 thousand shares and 1,779,198 thousand shares while the ceiling of the amount was NT$90,851 million and NT$89,425 million, respectively. As of December 31, 2005 and 2004, the Company held 942,067 thousand shares and 241,181 thousand shares of treasury stock, which amounted to NT$21,577 million and NT$7,376 million, respectively.

d.	Treasury stock shall not be pledged, nor does it entitle voting rights or receive dividends, in compliance with the Securities and Exchange Law of the R.O.C.

e.	As of December 31, 2005, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corp., held 599,696 thousand shares and 21,847 thousand shares of the Company’s stock, with a book value of NT$18.98 and NT$7.87 per share, respectively. The average closing price during December 2005 was NT$18.98.

As of December 31, 2004, the Company’s subsidiaries, Hsun Chieh Investment Co., Ltd. and Fortune Venture Capital Corp., held 543,732 thousand shares and 19,808 thousand shares of the Company’s stock, with a book value of NT$20.08 and NT$8.68 per share, respectively. The average closing price during December 2004 was NT$20.08.

f.	The shares of the Company held by subsidiaries pledged as collateral to secure these loans are detailed in Note 6.

(18)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The appropriation of 2005 retained earnings has not been recommended by the board of the directors as the date of the Report of Independent Auditors. Information on the board of directors’ recommendations and shareholders’ approval can be obtained from the “Market Observation Post System” on the website of the TSE.

The appropriation of 2004 retained earnings was approved by the board of directors on March 17, 2005. Through unanimous decision at the shareholders’ meeting, held on June 13, 2005, NT$0.10 of cash dividend per share is to be distributed.

Details of the 2004 employee bonus settlement and directors’ and supervisors’ remuneration are as follows:

	For the year ended December 31, 2004
	As approved by the shareholders’ meeting	As recommended by the board of directors	Differences
1. Settlement of employees’ bonus by issuance of new shares
a. Number of shares (in thousands)	197,286	197,286	—
b. Amount	$1,972,855	$1,972,855	—
c. Percentage on total number of outstanding shares at year end (%)	1.12	1.12	—
2. Remuneration paid to directors and supervisors	$27,006	$27,006	—

3. Effect on earnings per share before retroactive adjustments
a. Basic and diluted earnings per share (NTD)	$1.89/1.86	$1.89/1.86	—
b. Pro forma basic and diluted earnings per share taking into consideration employees’ bonus and directors’ and supervisors’ remuneration (NTD)	$1.77/1.75	$1.77/1.75	—

Pursuant to the Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and prior unappropriated earnings for items that are accounted for as deductions to stockholders’ equity such as unrealized loss on long-term investments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger which was recognized by the Company in proportion to the Company’s ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve – excess from the merger in proportion to the ownership percentage – then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No.101801-1 of the SFC.

c.	In accordance with the explanatory letter No.170010 of the SFC applicable to listed companies, when the market value of the Company’s stock held by its subsidiaries at year-end is lower than the book value, a special reserve shall be provided for in the Company’s accounts in proportion to its ownership percentage.

For the 2004 appropriations approved by the shareholders’ meeting on June 13, 2005, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,667 million.

(19)	OPERATING COSTS AND EXPENSES

The Group’s personnel, depreciation, and amortization expenses are summarized as follows:

	For the year ended December 31,
	2005			2004
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salaries	$7,532,447	$3,421,537	$10,953,984	$8,761,122	$3,390,638	$12,151,760
Labor and health insurance	538,484	206,941	745,425	525,172	156,691	681,863
Pension	566,739	191,476	758,215	507,357	182,194	689,551
Other personnel expenses	247,754	155,343	403,097	154,281	119,520	273,801
Depreciation	49,260,694	2,085,525	51,346,219	43,435,482	2,142,602	45,578,084
Amortization	935,126	2,250,407	3,185,533	782,440	1,386,967	2,169,407

The numbers of employees as of December 31, 2005 and 2004 were 13,278 and 12,531, respectively.

(20)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the year ended December 31,
	2005	2004
Income tax on pre-tax income at statutory tax rate	$768,584	$7,472,675
Permanent and temporary differences	(2,469,797)	(4,318,511)
Change in investment tax credit	6,930,316	(6,356,507)
Change in valuation allowance	(5,295,125)	3,474,008
Change in tax rate	—	14,091
Estimated 10% income tax on unappropriated earnings	35,501	29,419
Adjustment of prior year’s tax expense	20,371	9,484
Income tax on interest revenue separately taxed	1,415	(13,740)
Others	75,787	62,881

Income tax expense	$67,052	$373,800

b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of December 31,
	2005		2004
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$13,755,893		$22,271,168
Loss carry-forward	$19,854,167	5,585,640	$17,981,592	4,583,963
Pension	3,009,911	751,611	2,619,414	661,805
Allowance on sales returns and discounts	790,132	199,060	1,074,859	268,715
Allowance for loss on obsolescence of inventories	317,488	79,372	1,298,501	324,625
Others	3,209,106	1,021,304	2,849,147	814,926

Total deferred income tax assets		21,392,880		28,925,202
Valuation allowance		(11,576,791)		(16,786,726)

Net deferred income tax assets		9,816,089		12,138,476

Deferred income tax liabilities
Unrealized exchange gain	—	—	(998,937)	(249,734)
Depreciation	(9,667,939)	(2,416,985)	(17,872,634)	(4,468,159)
Others	(51,870)	(51,870)	(82,850)	(20,712)

Total deferred income tax liabilities		(2,468,855)		(4,738,605)

Total net deferred income tax assets		$7,347,234		$7,399,871

	As of December 31,
	2005		2004
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets – current		$6,555,306		$9,923,193
Deferred income tax liabilities – current		—		(249,734)
Valuation allowance		(3,168,516)		(6,064,491)

Net		3,386,790		3,608,968

Deferred income tax assets – noncurrent		14,837,574		19,002,009
Deferred income tax liabilities – noncurrent		(2,468,855)		(4,488,871)
Valuation allowance		(8,408,275)		(10,722,235)

Net		3,960,444		3,790,903

Total net deferred income tax assets		$7,347,234		$7,399,871

c.	The Company’s income tax returns for all the fiscal years up to 2002 have been assessed and approved by the Tax Authority.

d.	Pursuant to the “Statute for the Establishment and Administration of Science Park of R.O.C”, the Company was granted several four-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2001 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2010.

e.	The Group earns investment tax credits for the amount invested in production equipment, research and development, employee training, and investment in high technology industry and venture capital.

As of December 31, 2005, the Company and its subsidiaries - Hsun Chieh, UMO, and Thintek, their total unused investment tax credit was as follows:

Expiration Year	Investment tax credits earned	Balance of unused investment tax credits
2005	$3,203,793	$226,777
2006	3,689,235	3,068,500
2007	2,053,044	2,053,044
2008	3,215,731	3,215,731
2009	5,191,841	5,191,841

Total	$17,353,644	$13,755,893

f.	As of December 31, 2005, the unutilized accumulated loss for the Group was as follows:

Expiration Year	Accumulated loss	Unutilized accumulated loss
2006	$11,934,216	$11,200,216
2007	3,839,563	3,839,563
2008	250,197	250,197
2009	585,933	585,933
2010	496,557	496,557
2012	3,481,701	3,481,701

Total	$20,588,167	$19,854,167

g.	The balance of the Company’s imputation credit accounts as of December 31, 2005 and 2004 were NT$29 million and NT$0.4 million, respectively. The creditable ratio for 2004 and 2003 was 0.35% and 0.69%, respectively.

h.	As of December 31, 2005 and 2004, the Company’s earnings generated from December 31, 1997 and prior years, have been appropriated.

(21)	EARNINGS PER SHARE

The Company held zero coupon convertible bonds and employee stock options during 2005, and thus has a complex capital structure. The calculation of basic and diluted earnings per share, for the years ended December 31, 2005 and 2004, was disclosed as follows:

	For the year ended December 31, 2005
	Amount		Shares expressed in thousands	Earnings per share-basic (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from operations of continued segments	$5,605,787	$5,538,735	18,410,922	$0.31	$0.30
Cumulative effect of changes in accounting principles	(112,898)	(112,898)		(0.01)	(0.01)

Consolidated net income	5,492,889	5,425,837		0.30	0.29
Minority interests	1,600,855	1,600,855		0.09	0.09

Net Income	$7,093,744	$7,026,692		$0.39	$0.38

	For the year ended December 31, 2005
	Amount		Shares expressed in thousands	Earnings per share-basic (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Effect of dilution
Employee stock options	$—	$—	159,601
Convertible bonds payable	$—	$—	120,548
Earning per share-diluted:
Income from operations of continued segments	$5,605,787	$5,538,735	18,691,701	$0.30	$0.30
Cumulative effect of changes in accounting principles	(112,898)	(112,898)		(0.01)	(0.01)

Consolidated net income	5,492,889	5,425,837		0.29	0.29
Minority interests	1,600,855	1,600,855		0.09	0.09

Net Income	$7,093,744	$7,026,692		$0.38	$0.38

	For the year ended December 31, 2004 (retroactively adjusted)
	Amount		Shares expressed in thousands	Earnings per share-basic (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from operations of continued segments	$31,744,569	$31,370,769	18,753,969	$1.69	$1.67
Cumulative effect of changes in accounting principles	—	—		—	—

Consolidated net income	31,744,569	31,370,769		1.69	1.67
Minority interests	472,612	472,612		0.03	0.03

Net Income	$32,217,181	$31,843,381		$1.72	$1.70

Effect of dilution
Employee stock options	$—	$—	274,141
Convertible bonds payable	$39,626	$29,720	25,026
Earning per share-diluted:
Income from operations of continued segments	$31,784,195	$31,400,489	19,053,136	$1.67	$1.65
Cumulative effect of changes in accounting principles	—	—		—	—

Consolidated net income	31,784,195	31,400,489		1.67	1.65
Minority interests	472,612	472,612		0.02	0.02

Net Income	$32,256,807	$31,873,101		$1.69	$1.67

(22)	MERGER

In order to integrate resources, reduce operating costs, enlarge business scales, and improve its financial structure, profitability and global competitiveness, based on the resolution of the board of directors’ meeting on February 26, 2004, the Group merged with SiSMC, the dissolved company, on July 1, 2004. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Group since July 1, 2004. The accounting treatment regarding the merger is in compliance with the R.O.C. SFAS No. 25 “Enterprise Mergers - Accounting of Purchase Method.”

Relevant information required by R.O.C. SFAS No. 25 is disclosed as follows:

a.	Information of the dissolved company:

SiSMC was split from Silicon Integrated Systems Corp. on December 15, 2003. It was mainly engaged in manufacturing of integrated circuits and components of semiconductors.

b.	Effective date, percentage of acquisition and accounting treatment:

Based on the agreement and the resolution of the board of directors’ meeting, the effective date of the merger was July 1, 2004. All the stocks of the dissolved company were exchanged by the surviving company’s newly issued shares, and the merger was accounted for under the purchase method.

c.	The period of combining the dissolved company’s operating result:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was integrated into the operating result of the Company.

d.	Acquisition costs and the types, quantities, and amounts of securities issued for the merger:

According to the agreement, 357,143 thousand common shares, amounting to NT$3,571 million, were newly issued by the Company for the merger. The newly issued shares were allocated to the dissolved company’s shareholders in proportion to their ownership. 2.24 common shares were exchanged for 1 new share. Since SiSMC was not a public company, there is no market value. Thus, the acquisition cost was determined based on the appraisal made by China Property Appraising Center Co., Ltd.

e.	Amortization method and useful lives for goodwill or deferred credit:

The difference between the acquisition cost and the fair value of identifiable net assets was recognized as goodwill, which was to be amortized under the straight-line method for 15 years according to the Article 35 of Enterprise Mergers and Acquisitions Law of the R.O.C.

f.	Contingent price, warrants, or commitments and accounting treatments in the merger contracts:

None.

g.	Decisions of disposal of significant assets from the merger:

None.

h.	Pro forma information on operating results:

The operating result for the period from July 1, 2004 to December 31, 2004 of the dissolved company was consolidated into the financial statements of the Group.

The pro forma operating results from January 1, 2004 to June 30, 2004 of SiSMC are included in the following pro forma information. The pro forma information on the operating results stated below is based on the assumption that the Group merged with SiSMC on January 1, 2004.

(Shares expressed in thousands)	For the year ended December 31, 2004
Net operating revenues	$131,446,247
Net income	$30,669,982
Weighted-average of shares outstanding	18,969,094
Earnings per share-basic (NTD)	$1.62

5.	RELATED PARTY TRANSACTIONS

(5)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.) (Toppan)	Equity investee
Holtek Semiconductor Inc. (Holtek)	Equity investee
Unitech Capital Inc.	Equity investee
ITE Tech. Inc.	Equity investee
Unimicron Technology Corp.	Equity investee
Novatek Microelectronics Corp. (Novatek)	Equity investee
Faraday Technology Corp. (Faraday)	Equity investee
Silicon Integrated Systems Corp. (SiS)	Equity investee
AMIC Technology Corp.	Equity investee
Pacific Venture Capital Co., Ltd.	Equity investee
Aptos (Taiwan) Corp. (Aptos) (merged into Chipbond Technology Corporation on September 1, 2005)	Equity investee

Name of related parties	Relationship with the Company
XGI Technology Inc	Equity investee
Chiao Tung Bank Co., Ltd. (Chiao Tung) (ceded the supervisory role on May 30, 2005)	The Company’s supervisor
Davicom Semiconductor, Inc.	Subsidiary’s equity investee
Uwave Technology Corp. (formerly United Radiotek Inc.)	Subsidiary’s equity investee
UCA Technology, Inc.	Subsidiary’s equity investee
Afa Technologies, Inc.	Subsidiary’s equity investee
Star Semiconductor Corp.	Subsidiary’s equity investee
Aevoe Inc.	Subsidiary’s equity investee
USBest Technology Inc.	Subsidiary’s equity investee
Smedia Technology Corp.	Subsidiary’s equity investee
U-Media Communications, Inc.	Subsidiary’s equity investee
Chip Advanced Technology Corp.	Subsidiary’s equity investee
Crystal Media Inc.	Subsidiary’s equity investee
ULi Electronics Inc.	Subsidiary’s equity investee
HARVATEK Corp.	Subsidiary’s equity investee
Mobile Devices Inc.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the year ended December 31,
	2005		2004
	Amount	Percentage	Amount	Percentage
Novatek	$6,159,104	6	$4,352,639	3
Others	6,323,186	6	6,026,161	5

Total	$12,482,290	12	$10,378,800	8

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for related parties, overseas sales was net 30~60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Notes receivable

	As of December 31,
	2005		2004
	Amount	Percentage	Amount	Percentage
Holtek	$62,136	100	$39,034	95

c.	Accounts receivable, net

	As of December 31,
	2005		2004
	Amount	Percentage	Amount	Percentage
SiS	$1,235,010	8	$680,936	5
Novatek	1,126,558	7	732,496	5
Others	588,943	4	574,450	4

Total	2,950,511	19	1,987,882	14

Less : Allowance for sales returns and discounts	(51,544)		(119,415)
Less : Allowance for doubtful accounts	(30,672)		(21,976)

Net	$2,868,295		$1,846,491

d.	Loans

	For the year ended December 31, 2004
	Maximum balance		Ending balance	Interest rate	Interest expense
	Amount	Month
Chiao Tung	$282,547	January	$—	1.83%-2.53%	$2,453

e.	Other transactions

The Group has made several other transactions, including service charges joint development expenses of intellectual property and commissions etc., with related parties totaling approximately NT$518 million and NT$602 million for the years ended December 31, 2005 and 2004, respectively.

As of December 31, 2005, the joint development contracts of intellectual property entered into with related parties have amounted to approximately NT$2,550 million, and a total amount of NT$1,550 million has been paid. As of December 31, 2004, the joint development contracts of intellectual property entered into with related parties have amounted to approximately NT$2,203 million, and a total amount of NT$1,157 million has been paid

The Company has purchased approximately NT$486 million and NT$442 million of masks from Toppan during the years ended December 31, 2005 and 2004, respectively.

As of December 31, 2005 and 2004, other receivables arising from the usage of facilities and rental revenues from related parties are NT$16 million and NT$21 million, respectively.

6.	ASSETS PLEDGED AS COLLATERAL

As of December 31, 2005

	Amount	Financial institution that assets were pledged to	Purpose of pledge
Deposits-out (Time deposit)	$525,730	Customs	Customs duty guarantee
Restricted deposits (Time deposit)	555,800	The International Commercial Bank of China	Short-term loans
Deposits-out (Time deposit)	2,500	The Farmer Bank of China	Payment guarantee
The Stocks of the Company held by the subsidiaries	21,712,280	Chinatrust Commercial Bank	Short-term loans

Total	$22,796,310

As of December 31, 2004

	Amount	Financial institution that assets were pledged to	Purpose of pledge
Deposits-out (Time deposit)	$528,627	Customs	Customs duty guarantee
Machinery and equipment	30,054,212	The International Commercial Bank of China and the Citi Bank	Bonds payable

Total	$30,582,839

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and joint development contracts of intellectual property for a total contract amount of approximately NT$20 billion. Royalties and joint development fees for the future years are set out as follows:

For the year ended December 31,	Amount
2006	$5,118,626
2007	1,881,394
2008	494,844
2009	274,548
2010	101,928

Total	$7,871,340

(2)	The Group signed several construction contracts for the expansion of its factory space. As of December 31, 2005, these construction contracts have amounted to approximately NT$590 million and the unpaid portion of the contracts was approximately NT$480 million.

(3)	The Group entered into several operating lease contracts for land and offices. These operating leases expire in various years through 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2006	$230,960
2007	213,010
2008	206,530
2009	190,081
2010	187,866
2011 and thereafter	1,899,443

Total	$2,927,890

(4)	UMCJ has entered into operating lease contracts for machinery and equipment. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2006	$749,278
2007	1,798,523

Total	$2,547,801

(5)

Oak Technology, Inc. ( Oak ) and UMC entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission ( ITC ) by Oak against UMC and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers (the first Oak ITC case). On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. In connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. UMC denied the material allegations of the Complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. UMC also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld findings by the ITC that there had been no patent infringement and no unfair trade practice arising out of a second ITC case filed by Oak against UMC and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, UMC’s declaratory judgment patent counterclaims were dismissed from the district court case. In November 2002, UMC filed motions for summary judgment on each of Oak Technology’s claims against UMC. In that same period, Oak Technology filed motions seeking summary judgment on UMC’s claims for fraudulent concealment and intentional interference with economic advantage, and on various defenses asserted by UMC. In May 2005, the Court issued the following orders: (i) granting UMC’s motion for summary judgment on Oak Technology’s claim for breach of the settlement agreement; (ii) granting in part and denying in part UMC’s motion for summary judgment on Oak Technology’s claim for breach of the implied covenant of good faith and fair dealing; (iii) denying a motion by UMC for summary judgment on Oak Technology’s fraud claim based on alleged patent invalidity under 35 U.S.C. § 112; (iv) granting Oak Technology’s motion for summary judgment on UMC’s fraudulent concealment claims; and (v) granting a motion by Oak Technology for summary judgment on certain of UMC’s defenses. On February 9, 2006, the parties entered a settlement agreement in which UMC, Oak and Zoran (the successor to Oak) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential, and, except for the obligation to keep the terms confidential, impose no obligation on UMC.

(6)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

(7)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts oblige the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(8)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning Hejian had a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. Notwithstanding the foregoing, no written agreement was made and executed at that time. Upon the Company’s request to materialize the verbal indication of Hejian by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

The holding company has already issued a total of 700 million shares and the subscription price per share in the last offering is US$1.1. Therefore, the total market value of the holding company is estimated at over US$700 million, with 15% of this figure being worth more than US$110 million. Immediately after the Company had received the offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. Furthermore, the representative of Hejian is putting the shares in escrow to protect the Company’s interests. In the event Hejian distributes any stock dividend or cash dividend, the Company’s stake in Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (R.O.C. SFC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the R.O.C. FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with R.O.C. SFC and TSE, respectively. As of December 31, 2005, the result of such reconsideration and administrative appeal has not been finalized.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENTS

(1)	For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, where indicted on charges of breaking the Business Accounting Law and giving rise to breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006.

Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of public prosecution; for this reason, at the time of public prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. Any future consequences of the public prosecution would be Mr. Robert H.C. Tsao and Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns; the Company would not be subject to the indictment regarding to such case.

On February 15, 2006, the Company was fined in the amount of NT$5 million on the grounds of unauthorized investment activities in Mainland China, implicating the violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs. However, as the Company believes it was unreasonably fined, will file an administrative appeal pursuant to relevant laws.

(2)	On January 27, 2006, the Company had sold 58,500 thousand shares of Hsun Chieh Investment Co., Ltd. resulting in the shareholding percentage dropping from 99.97% to 36.49%. For that reason, Hsun Chieh Investments Co., Ltd. was no longer the subsidiary of the Company and thus any shares of the Company held by Hsun Chieh Investments Co., Ltd. shall be reclassified from treasury stock to long-term investments in the Company’s books, of which NT$10,881 million was recorded in effect under long-term investments and stockholders’ equity, respectively.

(3)	The board of directors’ meeting held on February 15, 2006, has approved a purchase plan of 1 billion treasury stocks from the TSE for the purpose of maintaining the interest of the Company’s creditability and its shareholders, starting February 16, 2006 till April 15, 2006.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

(2)	Financial instruments

	As of December 31,
	2005		2004
Non-derivative Financial Instruments	Book Value	Fair Value	Book Value	Fair Value
Financial assets
Cash and cash equivalents	$108,626,800	$108,626,800	$101,381,973	$101,381,973
Marketable securities	4,883,121	5,338,752	3,143,697	3,176,319
Notes and accounts receivables	16,002,798	16,002,798	14,007,099	14,007,099
Long-term investments	29,679,759	70,014,207	32,712,278	75,610,904
Deposits-out	678,929	678,929	3,322,107	3,322,107

Financial liabilities
Short-term loans	6,136,336	6,136,336	2,986,919	2,986,919
Payables	19,168,525	19,168,525	23,113,196	23,113,196
Capital deposits (current portion)	657,600	657,600	850,849	850,849
Bonds payable (current portion included)	51,942,159	52,517,633	45,838,764	46,218,765
Long-term loans (current portion included)	—	—	23,710,500	23,710,500

Derivative Financial Instruments
Credit-linked deposits and repackage bonds - Trading purpose	$1,116,806	$1,126,018	$2,942,434	$2,942,434
Interest rate swaps - Non-trading purpose	(95,634)	(730,191)	35,532	(416,149)
Forward contracts - Non-trading purpose	—	—	38,633	38,633

The methods and assumptions used to measure the fair value of financial instruments are as follows:

a.	The book values of short-term financial instruments approximate to fair values due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, current portion of capacity deposits, and payables.

b.	If the fair values of credit-linked deposits and repackage bonds are not available, the book values at the balance sheet date are used as the fair value. The majority of investment portfolios of the credit-linked deposits and repackage bonds are in the form of corporate bonds with maturity of two years or less.

c.	The fair values of marketable securities and long-term investment are based on the quoted market value. If the market values of marketable securities and long-term investments are unavailable, the Group will assess all other available information to determine the fair values.

d.	The fair values of deposits-out are based on the book values since the collecting dates cannot be ascertained.

e.	The fair values of bonds payable are determined by the market value. The book values of long-term loans approximate the fair values as the loans bear floating rates.

f.	The fair values of derivative financial instruments are based on the amount the Group expects to receive (positive) or to pay (negative) assuming that the contracts are settled early at the balance sheet date.

(3)	The Company and its subsidiary, UMC Japan, held credit-linked deposits and repackage bonds for the earning of interest income. Details are disclosed as follows:

a.	Principal amount in original currency

As of December 31, 2005

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	500 million	2007.03.29

As of December 31, 2004

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
Siliconware Precision Industries Co., Ltd. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
Ching Feng Home Fashions Co., Ltd. European Convertible Bonds	USD	2 million	2005.12.19
Hannstar Display Corp. European Convertible Bonds	USD	5 million	2005.10.19
UMC Japan European Convertible Bonds	JPY	640 million	2007.03.28
UMC Japan European Convertible Bonds	JPY	600 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	400 million	2007.11.29
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	3 million	2005.05.23
Cathay Financial Holding Co., Ltd. European Convertible Bonds	USD	2 million	2005.05.23
Advanced Semiconductor Engineering Inc. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC Japan

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC Japan European Convertible Bonds	JPY	1,000 million	2007.11.29
UMC Japan European Convertible Bonds	JPY	2,000 million	2007.11.28
UMC Japan European Convertible Bonds	JPY	1,100 million	2007.03.29

b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMC Japan, may receive nil or less than full amount of these investments. The Company and its subsidiary—UMCJ have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will reach maturity within two years are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(4)	The Company entered into interest rate swap and forward contracts and its subsidiaries, UMC Japan, entered into forward contracts for hedging the interest rate risks arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risks arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk, and not for trading purpose. The relevant information on the derivative financial instruments entered into by the Company and its subsidiaries, UMC Japan, is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of December 31, 2005, and 2004, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 20, 2003 to May 20, 2008	4.0% minus USD 12-month LIBOR	1.52%
NT$7,500 million	May 20, 2003 to May 20, 2010	4.3% minus USD 12-month LIBOR	1.48%

b.	The details of forward contracts entered into by the Company and its subsidiary, UMC Japan, are summarized as follows:

As of December 31, 2004

The Company

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 77 million	December 23, 2004 to January 20, 2005

UMC Japan

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 10 million	December 30, 2004 to January 4, 2005

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions because the counterparties are reputable financial institutions with good global standing.

(b)	Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements.

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities.

The Company

As of December 31, 2005 and 2004, the balance of current liabilities and current assets arising from interest rate swap was NT$96 million and NT$36 million, respectively.

As of December 31, 2004, the balance of current assets arising from forward contracts was NT$39 million and related exchange losses of NT$415 million and NT$260 million were recorded under non-operating expenses for the year ended December 31, 2005 and 2004, respectively.

UMC Japan

As of December 31, 2004, the balance of current liabilities arising from forward contracts was JPY0.35 million and related exchange gain and losses of JPY25 million and JPY163 million were recorded under non-operating incomes and non-operating expenses for the year ended December 31, 2005 and 2004, respectively.

(5)	Others

Significant intercompany transactions among consolidate entities for the year ended December 31, 2005, are disclosed in Attachment 1.

Significant intercompany eliminations between consolidated entities for the year ended December 31, 2004:

Descriptions	Elimination entries Debit (Credit)
	The Company	UMC-USA	UME BV	Hsun Chieh	UMO	UMCJ	UMCi
1. Elimination of long term investments against corresponding equity accounts of the subsidiaries	(59,554,919)	720,500	284,568	20,375,787	441,618	11,149,668	26,582,778
2. Elimination of reciprocal balances
(1) Accounts receivable vs. Accounts payable	(7,411,851)	4,389,514	1,875,964		57,620	201,230	887,523
(2) Other receivables vs. Other payables	(6,826)	29	388		1,492	4,040	877
(3) Intangible assets vs. Deferred credits	(291,698)		(13,326)		157,500	237,296	(89,772)
(4) Other current liabilities vs. Deposits-out	2,590				(2,590)
3. Elimination of intercompany profits and losses
(1) Intercompany sales and purchases	70,951,020	(53,804,953)	(19,685,139)		(245,755)	(514,572)	3,299,399
4. Elimination of intercomany investments
(1) Long-term investments vs. Treasury stock	(29,592,654)			29,592,654

(6)	Details of subsidiaries that hold the Company’s stocks are as follows:

December 31, 2005

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
Hsun Chieh	599,696	$29,592,654	Long-term investment
Fortune	21,847	$171,857	Long-term investment

December 31, 2004

Subsidiary	No. of Shares (in thousands)	Amount	Purpose
Hsun Chieh	543,732	$29,592,654	Long-term investment
Fortune	19,808	$171,857	Long-term investment

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates pursuant to SFB requirements:

a.	Financing provided to others for the year ended December 31, 2005: Please refer to Attachment 2.

b.	Endorsement/Guarantee provided to others for the year ended December 31, 2005: Please refer to Attachment 3.

c.	Securities held as of December 31, 2005: Please refer to Attachment 4.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005: Please refer to Attachment 5.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005: Please refer to Attachment 6.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005: Please refer to Attachment 7.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005: Please refer to Attachment 8.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of December 31, 2005: Please refer to Attachment 9.

i.	Names, locations and related information of investee companies as of December 31, 2005: Please refer to Attachment 10.

j.	Derivative financial instruments: Please refer to Note 10.

(2)	Investment in Mainland China

None.

12.	SEGMENT INFORMATION

(1)	Operations in different industries

The Group’s major business is operating as a full service semiconductor foundry.

(2)	Operations in different geographic areas

	For the year ended December 31, 2005
	Taiwan	Asia, excluding Taiwan	North America	Europe and others	Eliminations	Consolidated
Sales to unaffiliated customers	$43,250,195	$6,622,460	$43,506,307	$6,937,020	$—	$100,315,982
Sales between geographic areas	52,689,371	1,394,507	44,458	—	(54,128,336)	—

Net operating revenues	$95,939,566	$8,016,967	$43,550,765	$6,937,020	$(54,128,336)	$100,315,982

Gross profit	$12,757,904	$(3,827,480)	$701,590	$64,214	$(23,566)	$9,672,662

Operating expenses						(17,759,482)
Non-operating income						15,888,119
Non-operating expenses						(2,195,512)

Income before income tax and minority interests						$5,605,787

Minority interests						$1,600,855

Identifiable assets	$294,533,911	$39,966,945	$5,968,463	$1,149,973	$(24,249,792)	$317,369,500

Funds and long-term investments						29,679,759

Total assets						$347,049,259

	For the year ended December 31, 2004
	Taiwan	Asia, excluding Taiwan	North America	Europe and others	Eliminations	Consolidated
Sales to unaffiliated customers	$43,369,100	$11,139,860	$54,856,841	$19,824,939	$—	$129,190,740
Sales between geographic areas	74,281,797	3,629,222	—	—	(77,911,019)	—

Net operating revenues	$117,650,897	$14,769,082	$54,856,841	$19,824,939	$(77,911,019)	$129,190,740

Gross profit	$35,720,094	$(499,468)	$943,143	$189,746	$444,910	$36,798,425

Operating expenses						(14,992,028)
Non-operating income						16,399,481
Non-operating expenses						(6,461,309)

Income before income tax and minority interests						$31,744,569

Minority interests						$472,612

Identifiable assets	$259,833,371	$81,686,877	$6,286,933	$2,182,505	$(6,397,081)	$343,592,605

Funds and long-term investments						32,712,278

Total assets						$376,304,883

(3)	Export sales

Export sales to unaffiliated customers is less than 10% of the total sales amount on the consolidated income statement, therefore disclosure is not required.

(4)	Major customers

Individual customers accounting for at least 10% of net sales for the years ended December 31, 2005 and 2004 are as follows:

	For the year ended December 31,
	2005		2004
	Sales amount	Percentage	Sales amount	Percentage
Customer A	$17,844,440	18	$13,989,041	11
Customer B	10,528,973	10	13,542,021	10

Total	$28,373,413	28	$27,531,062	21

ATTACHMENT-1 (Significant intercompany transactions between consolidated entities)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No. (Note 1)	Related Party	Counter-party	Relationship with the Company (Note 2)	Transactions
				Account	Amount	Terms	Percentage of consolidated operating revenues or consolidated total assets (Note 3)
0	United Microelectronics Corporation	UMC Group (USA)	1	Sales	$43,226,036	Note 4	43.00%
0	United Microelectronics Corporation	UMC Group (USA)	1	Accounts receivable	4,559,933	—	1.00%
0	United Microelectronics Corporation	UMC Group (USA)	1	Other current liabilities	655,600	—	—
0	United Microelectronics Corporation	United Microelectronics (Europe) B.V.	1	Sales	6,839,285	Note 4	7.00%
0	United Microelectronics Corporation	United Microelectronics (Europe) B.V.	1	Accounts receivable	545,166	—	—
0	United Microelectronics Corporation	UMCi Ltd.	1	Purchase	1,244,347	Note 5	1.00%
0	United Microelectronics Corporation	UMC Japan	1	Sales	1,107,574	Note 4	1.00%
0	United Microelectronics Corporation	UMC Japan	1	Accounts receivable	333,157	—	—
0	United Microelectronics Corporation	Fortune Venture Capital Corp.	1	Long-term investments	2,000,000	—	1.00%
0	United Microelectronics Corporation	TLC Capital Co., Ltd.	1	Long-term investments	3,000,000	—	1.00%
0	United Microelectronics Corporation	UMC Capital Corp.	1	Long-term investments	634,612	—	—
0	United Microelectronics Corporation	United Microdisplay Optronics Corp.	1	Long-term investments	189,625	—	—
0	United Microelectronics Corporation	Silicon Integrated Systems Corp.	1	Sales	1,433,057	Note 4	1.00%
1	Fortune Venture Capital Corp.	United Microelectronics Corporation	2	Long-term investments	326,071	—	—
1	Fortune Venture Capital Corp.	Hsun Chieh Investment Co., Ltd.	3	Long-term investments	140,794	—	—
2	Hsun Chieh Investment Co., Ltd.	Fortune Venture Capital Corp.	3	Long-term investments	1,120,706	—	—
2	Hsun Chieh Investment Co., Ltd.	Unitruth Investment Corp.	3	Long-term investments	300,663	—	—
2	Hsun Chieh Investment Co., Ltd.	UMC Capital Corp.	3	Long-term investments	306,831	—	—

Note 1:	The Company and its subsidiaries are coded as follows:

1.	The Company is coded “0”.

2.	The subsidiaries are coded consecutively beginning from “1” in the order presented in the table above.

Note 2:	Transactions are categorized as follows:

1.	The holding company to subsidiary.

2.	Subsidiary to holding company.

3.	Subsidiary to subsidiary.

Note 3:	The percentage with respect to the consolidated asset/liability for transactions of balance sheet items are based on each item’s balance at period-end. For profit or loss items, cumulative balances are used as basis.
Note 4:	The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period is month-end 45~60 days for both overseas sales and domestic sales.
Note 5:	The sales price to the above related parties was determined through mutual agreement based on the market conditions. The terms for related parties were net 60 days.

ATTACHMENT-2 (Financing provided to others for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Lender	Counter-party	Financial statement account	Maximum balance for the period		Ending balance		Interest rate	Nature of financing	Amount of sales to (purchases from) counter- party	Reason for financing	Allowance for doubtful accounts	Collateral		Limit of financing amount for individual counter- party	Limit of total financing amount
													Item	Value
0	UMC	UMCi Ltd.	Other receivables		$5,137,760		$—	2.74%~3.05%	Note	None	Operating capital	N/A	N/A	N/A	N/A	N/A
1	UMC Group (USA)	Former Employees	Receivable from employees’ loans	USD	691	USD	691	7%	Note	None	Employee loan	—	Securities	Lower	N/A	N/A

Note :	Need for short-term financing.

ATTACHMENT-3 (Endorsement/Guarantee provided to others for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving party	Relationship (Note 3)	Limit of guarantee/endorsement amount for receiving party (Note 2)	Maximum balance for the period	Ending balance	Amount of collateral guarantee/ endorsement	Ratio of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/ endorsement amount (Note 1)
0	UMC	UMC Japan	3	$7,650,819	JPY 10,400,000	$2,931,760	—	1.13%	$79,063,435

Note 1:	Limit of total guarantee/endorsement amount equals 40% of UMC’s capital stock.
Note 2:	Limit of guarantee/endorsement amount for receiving party shall not exceed the lower of 10% of UMC’s capital stock or receiving party’s capital stock.
Note 3:	No. 3 represents an investee company, which the Company and its subsidiaries holds over 50% of the investee’s total common shares.

ATTACHMENT-4 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Convertible bonds	King Yuan Electronics Co., Ltd.	—	Short-term investment	800	$271,600	—	$293,787	None
Convertible bonds	Siliconware Precision Industries	—	Short-term investment	8,000	270,120	—	286,471	None
Convertible bonds	Quanta Storage Inc.	—	Short-term investment	4,500	152,778	—	142,456	None
Convertible bonds	EDOM Technology Co., Ltd.	—	Short-term investment	60	201,990	—	194,222	None
Convertible bonds	Action Electronics Co., Ltd.	—	Short-term investment	10,000	322,200	—	378,412	None
Stock	King Yuan Electronics Co., Ltd.	—	Short-term investment	23,040	356,781	—	702,706	None
Stock	SpringSoft, Inc.	—	Short-term investment	9,006	415,728	—	492,637	None
Stock	SerComm Corp.	Subsidiary’s equity investee	Short-term investment	151	3,093	—	3,823	None
Stock	Yang Ming Marine Transport Corp.	—	Short-term investment	3,254	128,057	—	67,982	None
Stock	L&K Engineering Co., Ltd.	—	Short-term investment	1,472	98,925	—	92,375	None
Stock	Rechi Precision Co., Ltd.	—	Short-term investment	12,412	232,369	—	314,086	None
Stock	Micronas Semiconductor Holding AG	—	Short-term investment	280	398,672	—	292,532	None
Stock	Samson Holding Ltd.	—	Short-term investment	37,872	456,571	—	535,086	None
Stock	Siliconware Precision Industries	—	Short-term investment	3,700	164,962	—	151,522	None
Stock-Preferred stock	Chinatrust Financial Holding Company	—	Short-term investment	4,810	207,482	—	206,157	None
Stock-Preferred stock	Taiwan Cement Corp.	—	Short-term investment	44,530	1,201,793	—	1,184,498	None
Stock	UMC Group (USA)	Investee company	Long-term investment	16,438	753,519	100.00	753,519	None
Stock	United Microelectronics (Europe) B.V.	Investee company	Long-term investment	9	279,834	100.00	272,220	None
Stock	UMC Capital Corp.	Investee company	Long-term investment	74,000	2,051,350	100.00	2,051,350	None
Stock	United Microelectronics Corp. (Samoa)	Investee company	Long-term investment	1,000	14,179	100.00	14,179	None
Stock	UMCi Ltd.	Investee company	Long-term investment	880,006	9,484	100.00	9,484	None
Stock	TLC Capital Co., Ltd.	Investee company	Long-term investment	300,000	2,991,258	100.00	2,991,258	None
Stock	Fortune Venture Capital Corp.	Investee company	Long-term investment	499,994	4,200,105	99.99	4,538,982	None
Stock	Hsun Chieh Investment Co., Ltd.	Investee company	Long-term investment	92,124	(3,169,837)	99.97	7,773,886	None
Stock	United Microdisplay Optronics Corp.	Investee company	Long-term investment	60,701	318,151	86.72	318,151	None
Stock	Pacific Venture Capital Co., Ltd.	Investee company	Long-term investment	30,000	296,218	49.99	296,218	None
Stock	UMC Japan	Investee company	Long-term investment	484	6,341,144	48.95	4,856,126	None
Stock	Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	Investee company	Long-term investment	106,621	1,063,671	45.35	1,063,671	None

ATTACHMENT-4 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	Unitech Capital Inc.	Investee company	Long-term investment	21,000	$638,946	42.00	$638,946	None
Stock	Holtek Semiconductor Inc.	Investee company	Long-term investment	51,428	818,681	24.81	2,423,624	None
Stock	ITE Tech. Inc.	Investee company	Long-term investment	24,229	329,704	22.66	659,814	None
Stock	Unimicron Technology Corp.	Investee company	Long-term investment	196,472	4,015,626	20.43	6,811,697	None
Stock	Faraday Technology Corp.	Investee company	Long-term investment	51,973	864,928	18.50	2,988,725	None
Stock	Silicon Integrated Systems Corp.	Investee company	Long-term investment	219,092	3,921,878	16.59	5,177,582	None
Stock	XGI Technology Inc.	Investee company	Long-term investment	24,879	82,807	16.53	82,807	None
Stock	Thintek Optronics Corp.	Investee company	Long-term investment	3,565	20,136	14.26	6,103	None
Stock	AMIC Technology Corp.	Investee company	Long-term investment	16,200	60,520	11.86	86,207	None
Stock	Novatek Microelectronics Corp.	Investee company	Long-term investment	54,125	1,409,421	11.74	9,730,056	None
Stock	United Fu Shen Chen Technology Corp. (formerly Applied Component Technology Corp.)	—	Long-term investment	18,460	40,000	16.60	117,318	None
Stock	United Industrial Gases Co., Ltd.	—	Long-term investment	13,185	146,250	7.95	Note	None
Stock	Epitech Technology Corp.(formerly known as South Epitaxy Co., Ltd., merged “Epitech Technology Corp.”)	—	Long-term investment	23,729	497,294	7.53	715,965	None
Stock	MediaTek Inc.	—	Long-term investment	53,916	613,447	6.24	19,405,005	None
Stock	Industrial Bank of Taiwan Corp.	—	Long-term investment	118,303	1,139,196	4.95	Note	None
Stock	Subtron Technology Co., Ltd.	—	Long-term investment	11,520	172,800	4.92	Note	None
Stock	Chipbond Technology Corp. (Merged Aptos (Taiwan) Corp.)	—	Long-term investment	11,807	235,893	4.48	626,616	None
Stock	Billionton Systems Inc.	—	Long-term investment	2,008	30,948	2.67	32,442	None
Stock	AU Optronics Corp.	—	Long-term investment	77,625	959,082	1.33	3,615,905	None
Stock	Mega Financial Holding Company	—	Long-term investment	95,577	3,108,656	0.84	2,071,627	None
Stock	Premier Image Technology Corp.	—	Long-term investment	3,497	27,964	0.60	151,874	None
Fund	Pacific Technology Partners, L.P.	—	Long-term investment	—	343,321	—	N/A	None
Fund	Pacific United Technology, L.P.	—	Long-term investment	—	163,900	—	N/A	None
Stock-Preferred stock	Taiwan High Speed Rail Corp.	—	Long-term investment	30,000	300,000	—	N/A	None

ATTACHMENT-4 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	HARVATEK Corp.	Investee company	Long-term investment	21,635	$346,020	16.50	$740,259	None
Stock	SerComm Corp.	Investee company	Long-term investment	11,841	192,308	9.78	300,494	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	7,909	157,507	9.33	96,808	None
Stock	UMC Japan	Investee of UMC and Hsun Chieh	Long-term investment	45	614,574	4.54	449,958	None
Stock	Unimicron Technology Corp.	Investee of UMC and Hsun Chieh	Long-term investment	17,537	354,630	1.83	608,001	None
Stock	Novatek Microelectronics Corp.	Investee of UMC and Hsun Chieh	Long-term investment	3,688	129,319	0.80	662,915	None
Stock	Animation Technologies Inc.	—	Long-term investment	1,980	29,700	4.23	Note	None
Stock	Coretronic Corp.	—	Long-term investment	21,793	276,192	4.19	1,005,042	None
Stock	Skardin Industrial Corp.	—	Long-term investment	1,592	82,158	3.09	Note	None
Stock	United Microelectronics Corporation	Investor Company	Long-term investment	599,696	29,592,654	3.04	11,379,238	440,000
Stock	Chipbond Technology Corp. (Merged Aptos (Taiwan) Corp.)	—	Long-term investment	5,388	60,534	2.67	285,968	None
Stock	BroadWeb Corp.	—	Long-term investment	500	8,000	2.22	Note	None
Stock	PixArt Imaging Inc.	—	Long-term investment	1,315	16,107	1.70	Note	None
Stock	Epitech Technology Corp. (formerly known as South Epitaxy Co., Ltd, merged “Epitech Technology Corp.”)	—	Long-term investment	4,604	58,474	1.46	138,904	None
Stock	Largan Precision, Co., Ltd.	—	Long-term investment	711	36,242	0.62	355,456	None
Stock	Aimtron Technology, Inc.	—	Long-term investment	241	9,000	0.61	7,622	None
Stock	C-Com Corp.	—	Long-term investment	675	5,958	0.59	2,233	None
Stock	Averlogic Technologies, Inc.	—	Long-term investment	24	647	0.09	309	None
Stock	UltraChip, Inc.	—	Long-term investment	31	522	0.05	Note	None
Stock-Preferred stock	ForteMedia, Inc.	—	Long-term investment	1,250	1,226	—	N/A	None
Stock-Preferred stock	Formerica International Holding, Inc.	—	Long-term investment	2,000	30,898	—	N/ A	None

ATTACHMENT-4 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	Unitruth Investment Corp.	Investee company	Long-term investment	40,000	$366,683	100.00	$366,683	None
Stock	Uwave Technology Corp. (formerly United Radiotek Inc.)	Investee company	Long-term investment	10,187	68,654	44.29	64,005	None
Stock	NexPower Technology Corp.	Investee company	Long-term investment	800	7,982	40.00	7,982	None
Stock	Aevoe Inc.	Investee company	Long-term investment	1,500	6,674	39.47	6,702	None
Stock	UCA Technology Inc.	Investee company	Long-term investment	6,285	31,381	39.28	21,998	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	8,734	50,207	29.61	50,207	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	6,592	26,764	27.96	21,287	None
Stock	USBest Technology Inc.	Investee company	Long-term investment	4,746	58,195	27.92	55,902	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	5,888	34,657	26.04	20,605	None
Stock	Crystal Media Inc.	Investee company	Long-term investment	2,265	9,461	25.39	9,461	None
Stock	Davicom Semiconductor, Inc.	Investee company	Long-term investment	13,798	145,649	21.56	145,649	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	5,000	39,365	21.02	36,759	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	5,000	29,219	21.01	29,219	None
Stock	AMIC Technology Corp.	Investee of UMC and Fortune	Long-term investment	23,405	125,490	17.09	124,206	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	12,655	252,307	14.91	153,412	None
Stock	Chip Advanced Technology Inc.	Investee company	Long-term investment	2,594	22,622	14.28	15,194	None
Stock	XGI Technology Inc.	Investee of UMC and Fortune	Long-term investment	17,844	51,029	11.85	59,392	None
Stock	Cion Technology Corp.	—	Long-term investment	2,268	21,600	17.05	Note	None
Stock	Bcom Electronics Inc.	—	Long-term investment	17,365	173,653	16.42	Note	None
Stock	HiTop Communications Corp.	—	Long-term investment	4,340	60,849	16.07	Note	None
Stock	PixArt Imaging Inc.	—	Long-term investment	12,294	207,004	15.91	Note	None
Stock	VastView Technology Inc.	—	Long-term investment	3,487	11,891	15.50	Note	None
Stock	LighTuning Tech. Inc.	—	Long-term investment	1,900	7,543	15.08	Note	None
Stock	Advance Materials Corp.	—	Long-term investment	10,994	113,017	11.57	Note	None
Stock	Golden Technology Venture Capital Investment Corp.	—	Long-term investment	5,600	54,880	10.67	Note	None
Stock	AMOD Technology Co., Ltd.	—	Long-term investment	530	5,121	10.60	Note	None
Stock	Everglory Resource Technology Co., Ltd.	—	Long-term investment	2,500	21,875	10.23	Note	None
Stock	NCTU Spring I Technology Venture Capital Investment Corp.	—	Long-term investment	4,284	27,161	10.06	Note	None

ATTACHMENT-4 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	JMicron Technology Corp.	—	Long-term investment	2,660	$47,880	9.50	Note	None
Stock	Chingis Technology Corp.	—	Long-term investment	3,651	37,156	8.14	Note	None
Stock	Andes Technology Corp.	—	Long-term investment	5,000	62,500	7.94	Note	None
Stock	Shin-Etsu Handotai Taiwan Co., Ltd.	—	Long-term investment	10,500	105,000	7.00	Note	None
Stock	ACTi Corp.	—	Long-term investment	1,700	17,306	6.85	Note	None
Stock	NCTU Spring Venture Capital Co., Ltd.	—	Long-term investment	2,000	13,600	6.28	Note	None
Stock	Riselink Venture Capital Corp.	—	Long-term investment	8,000	76,640	6.20	Note	None
Stock	SIMpal Electronics Co., Ltd.	—	Long-term investment	6,009	70,179	5.67	Note	None
Stock	Cosmos Technology Venture Capital Investment Corp.	—	Long-term investment	2,600	24,544	5.03	Note	None
Stock	Parawin Venture Capital Corp.	—	Long-term investment	5,000	41,900	5.00	Note	None
Stock	Integrant Technologies, Inc.	—	Long-term investment	120	34,413	4.95	Note	None
Stock	MemoCom Corp.	—	Long-term investment	2,450	16,390	4.90	Note	None
Stock	Beyond Innovation Technology Co., Ltd.	—	Long-term investment	1,045	14,165	4.86	Note	None
Stock	EE Solutions, Inc.	—	Long-term investment	1,300	22,178	4.85	Note	None
Stock	Trendchip Technologies Corp.	—	Long-term investment	1,975	12,425	4.84	Note	None
Stock	Giga Solution Tech. Co., Ltd.	—	Long-term investment	6,000	35,220	4.74	Note	None
Stock	Aimtron Technology, Inc.	—	Long-term investment	1,668	58,777	4.21	52,742	None
Stock	ProSys Technology Integration, Inc.	—	Long-term investment	372	4,224	4.13	Note	None
Stock	Fortune Semiconductor Corp.	—	Long-term investment	1,356	24,931	4.04	Note	None
Stock	ChipSence Corp.	—	Long-term investment	2,500	11,325	4.00	Note	None
Stock	Waveplus Technology Co., Ltd.	—	Long-term investment	1,200	—	4.00	Note	None
Stock	Printech International Inc.	—	Long-term investment	900	4,095	3.98	Note	None
Stock	Subtron Technology Co., Ltd.	—	Long-term investment	9,317	102,459	3.98	Note	None
Stock	IBT Venture Co.	—	Long-term investment	7,614	76,142	3.81	Note	None
Stock	Averlogic Technologies, Inc.	—	Long-term investment	1,051	17,628	3.80	13,519	None
Stock	Advanced Chip Engineering Technology Inc.	—	Long-term investment	4,160	24,419	3.56	Note	None
Fund	iGlobe Partners Fund, L.P.	—	Long-term investment	—	39,051	3.45	N/A	None
Stock	Incomm Technologies Co., Ltd.	—	Long-term investment	1,000	3,100	3.33	Note	None
Stock	ZyDAS Technology Corp.	—	Long-term investment	1,000	7,250	3.33	Note	None
Stock	Animation Technologies Inc.	—	Long-term investment	1,500	22,500	3.21	Note	None

ATTACHMENT-4 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	Sheng-Hua Venture Capital Corp.	—	Long-term investment	5,000	$47,450	2.50	Note	None
Stock	RDC Semiconductor Co., Ltd.	—	Long-term investment	1,017	24,436	2.41	17,620	None
Stock	Holux Technology Inc.	—	Long-term investment	500	22,697	2.17	Note	None
Stock	Ralink Technology Corp.	—	Long-term investment	1,250	18,213	2.08	Note	None
Stock	Chipbond Technology Corp. (Merged Aptos (Taiwan) Corp.)	—	Long-term investment	3,813	41,657	1.89	202,385	None
Stock	Taimide Tech., Inc.	—	Long-term investment	1,500	16,095	1.83	Note	None
Stock	Rechi Precision Co., Ltd.	—	Long-term investment	5,000	93,633	1.81	126,525	None
Stock	Epitech Technology Corp. (formerly known as South Epitaxy Co., Ltd., merged “Epitech Technology Corp.”)	—	Long-term investment	4,361	43,614	1.39	131,583	None
Stock	SiRF Technology Holdings, Inc.	—	Long-term investment	181	24,652	1.34	174,436	None
Fund	Crystal Internet Venture Fund II	—	Long-term investment	—	38,855	0.99	N/A	None
Stock	Arcadia Design Systems(Taiwan), Inc.	—	Long-term investment	162	1,620	0.83	Note	None
Stock	AverMedia Technologies Inc.	—	Long-term investment	1,210	30,902	0.79	51,337	None
Stock	United Microelectronics Corporation	Investor Company	Long-term investment	21,847	171,857	0.12	414,535	None
Stock	Trident Microsystems Inc.	—	Long-term investment	255	71,775	0.48	159,423	None
Stock-Preferred stock	Aurora Systems, Inc.	—	Long-term investment	5,133	59,317	—	N/A	None
Stock-Preferred stock	Alpha & Omega Semiconductor, Ltd.	—	Long-term investment	1,500	46,313	—	N/A	None
Convertible bonds	Alpha Networks Inc.	—	Prepaid Investment	300	30,000	—	N/A	None

TLC Capital Co., Ltd.
Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	Highlink Technology Corp.	Investee company	Long-term investment	22,192	$208,833	22.18	$208,833	None
Stock	SerComm Corp.	Investee company	Long-term investment	2,867	75,499	2.37	72,756	None
Stock	Rechi Precision Co., Ltd.	—	Long-term investment	16,664	409,721	6.05	421,683	None
Stock	Topoint Technology Co., Ltd.	—	Long-term investment	2,263	127,329	4.10	121,317	None
Stock	Horizon Securities Co., Ltd. (formerly Fortune Securities Co., Ltd.)	—	Long-term investment	16,858	105,588	3.92	107,876	None

ATTACHMENT-4 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Unitruth Investment Corp.

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	Crystal Media Inc.	Investee company	Long-term investment	$800	$3,342	8.97	$3,342	None
Stock	Smedia Technology Corp.	Investee company	Long-term investment	2,570	21,641	8.71	14,772	None
Stock	Chip Advanced Technology Inc.	Investee company	Long-term investment	1,386	8,118	7.63	8,118	None
Stock	UCA Technology Inc.	Investee company	Long-term investment	1,000	3,500	6.25	3,500	None
Stock	USBest Technology Inc.	Investee company	Long-term investment	1,000	11,778	5.88	11,778	None
Stock	Star Semiconductor Corp.	Investee company	Long-term investment	1,300	4,198	5.51	4,198	None
Stock	Mobile Devices Inc.	Investee company	Long-term investment	1,250	9,190	5.26	9,190	None
Stock	U-Media Communications, Inc.	Investee company	Long-term investment	1,250	7,305	5.25	7,305	None
Stock	Afa Technology, Inc.	Investee company	Long-term investment	1,000	3,500	4.42	3,500	None
Stock	Uwave Technology Corp. (formerly United Radiotek Inc.)	Investee company	Long-term investment	1,000	6,283	4.35	6,283	None
Stock	XGI Technology Inc.	Investee of UMC and Unitruth	Long-term investment	5,000	16,641	3.32	16,641	None
Stock	ULi Electronics Inc.	Investee company	Long-term investment	2,149	42,389	2.53	26,054	None
Stock	AMOD Technology Co., Ltd.	—	Long-term investment	460	3,220	9.20	Note	None
Stock	Everglory Resource Technology Co., Ltd.	—	Long-term investment	1,200	10,500	4.91	Note	None
Stock	Chingis Technology Corp.	—	Long-term investment	2,189	31,218	4.88	Note	None
Stock	EE Solutions, Inc.	—	Long-term investment	1,300	14,755	4.85	Note	None
Stock	JMicron Technology Corp.	—	Long-term investment	1,340	8,844	4.79	Note	None
Stock	LighTuning Tech. Inc.	—	Long-term investment	600	2,382	4.76	Note	None
Stock	VastView Technology Inc.	—	Long-term investment	1,000	3,410	4.44	Note	None
Stock	Trendchip Technologies Corp.	—	Long-term investment	1,800	11,322	4.41	Note	None
Stock	ACTi Corp.	—	Long-term investment	740	11,100	4.32	Note	None
Stock	Advance Materials Corp.	—	Long-term investment	4,000	41,120	4.21	Note	None
Stock	MemoCom Corp.	—	Long-term investment	2,005	13,416	4.01	Note	None
Stock	Printech International Inc.	—	Long-term investment	900	4,095	3.98	Note	None
Stock	Fortune Semiconductor Corp.	—	Long-term investment	1,226	17,747	3.66	Note	None
Stock	InComm Technologies Co., Ltd.	—	Long-term investment	800	2,480	2.67	Note	None
Stock	Giga Solution Tech. Co., Ltd.	—	Long-term investment	2,750	16,142	2.17	Note	None
Stock	ChipSence Corp.	—	Long-term investment	1,300	5,889	2.08	Note	None
Stock	Ralink Technology Corp.	—	Long-term investment	1,000	14,570	1.67	Note	None

ATTACHMENT-4 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005						Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership(%)	Market value/ Net assets value
Stock	UMC Capital (USA)	Investee company	Long-term investment	200	USD	296	100.00	USD	296	None
Stock	ECP VITA Ltd.	Investee company	Long-term investment	1,000	USD	1,264	100.00	USD	1,264	None
Stock	Patentop, Ltd.	Investee company	Long-term investment	720	USD	38	18.00	USD	38	None
Stock	Parade Technologies, Ltd.	Investee company	Long-term investment	3,125	USD	2,500	24.63	USD	1,597	None
Fund	UC FUND II	Investee company	Long-term investment	5,000	USD	4,064	35.45	USD	4,064	None
Stock-Preferred stock	MaXXan Systems, Inc.	—	Long-term investment	2,317	USD	1,237	—		N/A	None
Stock-Preferred stock	Aicent, Inc.	—	Long-term investment	2,000	USD	1,000	—		N/A	None
Stock-Preferred stock	Spreadtrum Communications, Inc.	—	Long-term investment	1,581	USD	1,250	—		N/A	None
Stock-Preferred stock	Silicon 7, Inc.	—	Long-term investment	1,203	USD	4,000	—		N/A	None
Stock-Preferred stock	Magnachip Semiconductor LLC	—	Long-term investment	31	USD	1,094	—		N/A	None
Stock-Preferred stock	GCT Semiconductor, Inc.	—	Long-term investment	1,571	USD	1,000	—		N/A	None
Stock-Preferred stock	Intellon Corp.	—	Long-term investment	4,576	USD	3,500	—		N/A	None
Stock-Preferred stock	ForteMedia, Inc.	—	Long-term investment	8,066	USD	2,553	—		N/A	None
Stock-Preferred stock	Zylogic Semiconductor Corp.	—	Long-term investment	750	USD	500	—		N/A	None
Stock-Preferred stock	Berkana Wireless Inc.	—	Long-term investment	1,244	USD	2,000	—		N/A	None
Stock-Preferred stock	Maxlinear, Inc.	—	Long-term investment	1,474	USD	2,580	—		N/A	None
Stock-Preferred stock	Smart Vanguard Ltd.	—	Long-term investment	5,750	USD	6,500	—		N/A	None
Stock-Preferred stock	Wisair, Inc.	—	Long-term investment	108	USD	1,000	—		N/A	None
Stock-Preferred stock	Amalfi Semiconductor, Inc.	—	Long-term investment	1,471	USD	1,500	—		N/A	None
Stock-Preferred stock	Praesagus, Inc.	—	Long-term investment	500	USD	1,500	—		N/A	None
Stock-Preferred stock	Dibcom, Inc.	—	Long-term investment	10	USD	1,186	—		N/A	None
Stock-Preferred stock	East Vision Technology Ltd.	—	Long-term investment	2,770	USD	4,820	—		N/A	None
Stock-Preferred stock	Alpha & Omega Semiconductor, Ltd.	—	Long-term investment	1,500	USD	3,375	—		N/A	None
Stock-Preferred stock	Aurora Systems, Inc.	—	Long-term investment	550	USD	242	—		N/A	None
Stock-Preferred stock	VeriPrecise Technology, Inc.	—	Long-term investment	2,250	USD	2,250	—		N/A	None
Stock-Preferred stock	Pactrust Communication, Inc.	—	Long-term investment	2,850	USD	2,850	—		N/A	None
Fund	Taiwan Asia Pacific Venture Fund	—	Long-term investment	66	USD	159	—		N/A	None
Fund	VenGlobal Capital Fund III, L.P.	—	Long-term investment	1,000	USD	712	—		N/A	None

ATTACHMENT-4 (Securities held as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microdisplay Optronics Corp.

Type of securities	Name of securities	Relationship	Financial statement account	December 31, 2005				Shares as collateral (thousand)
				Units(thousand)/ bonds/ shares(thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value
Stock	Thintek Optronics Corp.	Investee of UMC and UMO	Long-term investment	9,999	$17,116	40.00	$17,116	None

Note :	The net assets values for unlisted investees accounted for under the cost method were not available as of December 31, 2005.

ATTACHMENT-5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Beginning balance		Addition
					Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Rechi Precision Co., Ltd.	Short-term investment	Open market	—	—	$—	12,412	$232,369
Stock	Samson Holding Ltd.	Short-term investment	Open market	—	—	—	49,620	598,201
Stock	Siliconware Precision Industries	Short-term investment	Open market	—	—	—	3,700	164,962
Stock-Preferred stock	Chinatrust Financial Holding Company	Short-term investment	Open market	—	—	—	4,810	207,482
Stock-Preferred stock	Taiwan Cement Corp.	Short-term investment	Open market	—	—	—	44,530	1,201,793
Fund	The IIT Increment Fund	Short-term investment	Open market	—	—	—	16,718	250,000
Convertible bonds	Mega Financial Holding Company	Short-term investment	Open market	—	5,000	166,650	—	—
Convertible bonds	International Semiconductor Technology Ltd.	Short-term investment	Open market	—	4,000	135,800	—	—
Stock	Fortune Venture Capital Corp.	Long-term investment	Capitalization from cash	—	299,994	2,354,878	200,000	2,000,000
Stock	Novatek Microelectronics Corp.	Long-term investment	Open market	—	72,775	1,615,328	—	—
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture Capital Corp.	Subsidiary	—	—	16,100	140,231
Stock	TLC Capital Co., Ltd.	Long-term investment	Capitalization from cash	Subsidiary	—	—	300,000	3,000,000
Stock	United Microdisplay Optronics Corp.	Long-term investment	Capitalization from cash	—	104,345	441,618	18,963	189,625

Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Disposal				Ending balance
					Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Rechi Precision Co., Ltd.	Short-term investment	Open market	—	—	$—	$—	$—	12,412	$232,369
Stock	Samson Holding Ltd.	Short-term investment	Open market	—	11,748	174,963	141,630	33,333	37,872	456,571
Stock	Siliconware Precision Industries	Short-term investment	Open market	—	—	—	—	—	3,700	164,962
Stock-Preferred stock	Chinatrust Financial Holding Company	Short-term investment	Open market	—	—	—	—	—	4,810	207,482
Stock-Preferred stock	Taiwan Cement Corp.	Short-term investment	Open market	—	—	—	—	—	44,530	1,201,793
Fund	The IIT Increment Fund	Short-term investment	Open market	—	16,718	250,234	250,000	234	—	—
Convertible bonds	Mega Financial Holding Company	Short-term investment	Open market	—	5,000	158,752	166,650	(7,898)	—	—
Convertible bonds	International Semiconductor Technology Ltd.	Short-term investment	Open market	—	4,000	139,917	135,800	4,117	—	—
Stock	Fortune Venture Capital Corp.	Long-term investment	Capitalization from cash	—	—	—	—	—	499,994	4,200,105 (Note 1)
Stock	Novatek Microelectronics Corp.	Long-term investment	Open market	—	25,113	3,354,361	642,487	2,676,218 (Note 2)	54,125 (Note 3)	1,409,421 (Note 4)
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture Capital Corp.	Subsidiary	—	—	—	—	— (Note 5)	— (Note 6)
Stock	TLC Capital Co., Ltd.	Long-term investment	Capitalization from cash	Subsidiary	—	—	—	—	300,000	2,991,258
Stock	United Microdisplay Optronics Corp.	Long-term investment	Capitalization from cash	—	—	—	—	—	60,701 (Note 7)	318,151 (Note 8)

ATTACHMENT-5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

					Beginning balance		Addition
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units(thousand)/ bonds/ shares(thousand)	Amount	Units(thousand)/ bonds/ shares(thousand)	Amount
Stock	XGI Technology Inc.	Long-term investment	Capitalization from cash	—	—	$—	24,879	$248,795
Stock	UMC Capital Corp.	Long-term investment	Capitalization from cash	Subsidiary	55,000	1,310,493	19,000	634,612
Stock	MediaTek Inc.	Long-term investment	Open market	—	77,428	969,048	—	—
Stock	Chipbond Technology Corp.	Long-term investment	Open market	—	—	—	6,115	174,735
Stock	“Epitech Technology Corp.”	Long-term investment	(Note 13)	(Note 13)	—	—	9,091	299,993
Stock	Epitech Technology Corp.	Long-term investment	Open market	—	—	—	8,877	197,301

					Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units(thousand)/ bonds/ shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Units(thousand)/ bonds/ shares(thousand)	Amount
Stock	XGI Technology Inc.	Long-term investment	Capitalization from cash	—	—	$—	$—	$—	$24,879	$82,807 (Note 9)
Stock	UMC Capital Corp.	Long-term investment	Capitalization from cash	Subsidiary	—	—	—	—	74,000	2,051,350 (Note 10)
Stock	MediaTek Inc.	Long-term investment	Open market	—	28,750	7,604,590	355,601	7,226,015 (Note 11)	53,916 (Note 12)	613,447
Stock	Chipbond Technology Corp.	Long-term investment	Open market	—	—	—	—	—	11,807 (Note 5)	235,893 (Note 6)
Stock	“Epitech Technology Corp.”	Long-term investment	(Note 13)	(Note 13)	—	—	—	—	—	—
Stock	Epitech Technology Corp.	Long-term investment	Open market	—	—	—	—	—	23,729 (Note 14)	497,294 (Note 15)

Note 1:	The ending balance includes long-term investment loss of NT$(134,368) thousand, long-term investment capital reserve adjustments of NT$(22,492) thousand, unrealized loss on long-term investment of NT$(352) thousand, and cumulative translation adjustments of NT$2,439 thousand.
Note 2:	The gain on disposal of investment includes adjustments to reserved capital of NT$(35,656) thousand written off in proportion to the shares disposed.
Note 3:	The ending balance includes stock dividends of 6,463 thousand shares.
Note 4:	The ending balance includes long-term investment gain of NT$708,618 thousand, long-term investment capital reserve adjustments of NT$(15,627) thousand, cumulative translation adjustments of NT$2,126 thousand, and cash dividends of NT$(258,537) thousand.
Note 5:	Aptos (Taiwan) Corp. merged into Chipbond Technology Corp. since September 1, 2005. The ending balance includes stock exchanged from Aptos (Taiwan) Corp. 5,367 thousand shares and stock dividens 325 thousand shares.
Note 6:	Aptos (Taiwan) Corp. merged into Chipbond Technology Corp. since September 1, 2005. The ending balance includes long-term equity investment loss of NT$(79,073) thousand. The remaining balance of NT$61,158 thousand transferred into Chipbond Technology Corp.
Note 7:	The ending balance includes the 60% of capital reduction, thus a decrease of 62,607 thousand shares.
Note 8:	The ending balance includes long-term investment loss of NT$(180,600) thousand, long-term investment capital reserve adjustments of NT$2,508 thousand, and writen off deferred credit of NT$(135,000) thousand.
Note 9:	The ending balance includes long-term investment loss of NT$(67,066) thousand, long-term investment capital reserve adjustments of NT$1,030 thousand , cumulative translation adjustments of NT$239 thousand, and impairment loss of NT$(100,191) thousand.
Note 10:	The ending balance includes long-term investment gain of NT$69,502 thousand and cumulative translation adjustments of NT$36,743 thousand.
Note 11:	The gain on disposal of investment includes adjustments to reserved capital of NT$(22,974) thousand written off in proportion to the shares disposed.
Note 12:	The ending balance includes stock dividends of 5,238 thousand shares.
Note 13:	The counter-parties include the following subsidiaries: Hsun Chieh Investment Co., Ltd., Fortune Venture Capital Corp., and Unitruth Investment Corp.
Note 14:	Epitech Technology Corp., formerly known as South Epitaxy Co., Ltd., merged the Company’s former investee “Epitech Technology Corp.” on August 1, 2005. The ending balance includes stock exchanged from the merger of 14,354 thousand shares and stock dividends 498 thousand shares.
Note 15:	Epitech Technology Corp. merged into South Epitaxy Co., Ltd. in August 1, 2005. The ending balance includes residual book value of NT$299,993 thousand transferred to the newly registed company, Epitech Technology Co., Ltd.

ATTACHMENT-5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

					Beginning balance		Addition
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	ULi Electronics Inc.	Long-term investment	Jusung Engineering Ltd.	—	2,100	$44,940	5,742	$122,211
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture Capital Corp.	(Note 1)	—	—	16,165	140,794
Stock	XGI Technology Inc.	Long-term investment	Capitalization from cash, Fortune Venture Capital Corp.	—	—	—	24,963	299,554
Stock	Unimicron Technology Corp.	Long-term investment	Open market	—	97,180	1,814,626	—	—
Stock	Faraday Technology Corp.	Long-term investment	Open market	—	14,265	1,146,473	—	—
Stock	Mega Financial Holding Company	Long-term investment	Open market	—	59,539	1,882,974	—	—
Stock	Unitruth Investment Corp.	Long-term investment	Fortune Venture Capital Corp.	(Note 1)	10,000	100,115	—	—
Stock	Advance Materials Corp.	Long-term investment	Fortune Venture Capital Corp., Unitruth Investment Corp.	(Note 1)	14,994	152,321	—	—
Stock	Giga Solution Tech. Co., Ltd.	Long-term investment	Fortune Venture Capital Corp., Unitruth Investment Corp.	(Note 1)	8,750	105,000	—	—
Fund	UC FUND II	Long-term investment	UMC Capital Corp.	(Note 1)	5,000	150,079	—	—

					Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	ULi Electronics Inc.	Long-term investment	Jusung Engineering Ltd.	—	11	$257	$220	$37	7,909 (Note 2)	$157,507 (Note 3)
Stock	Aptos (Taiwan) Corp.	Long-term investment	Fortune Venture Capital Corp.	(Note 1)	—	—	—	—	—	— (Note 4)
Stock	XGI Technology Inc.	Long-term investment	Capitalization from cash, Fortune Venture Capital Corp.	—	12,482	65,902	45,502	20,400	— (Note 5)	— (Note 6)
Stock	Unimicron Technology Corp.	Long-term investment	Open market	—	84,555	2,068,891	1,670,540	398,351	17,537 (Note 7)	354,630 (Note 8)
Stock	Faraday Technology Corp.	Long-term investment	Open market	—	15,279	935,309	1,171,564	(236,255)	— (Note 9)	— (Note 10)
Stock	Mega Financial Holding Company	Long-term investment	Open market	—	59,539	1,277,769	1,882,974	(605,205)	—	—
Stock	Unitruth Investment Corp.	Long-term investment	Fortune Venture Capital Corp.	(Note 1)	10,000	100,000	95,660	4,340	— (Note 11)	— (Note 11)
Stock	Advance Materials Corp.	Long-term investment	Fortune Venture Capital Corp., Unitruth Investment Corp.	(Note 1)	14,994	154,137	176,255	(22,118)	— (Note 12)	— (Note 12)
Stock	Giga Solution Tech. Co., Ltd.	Long-term investment	Fortune Venture Capital Corp., Unitruth Investment Corp.	(Note 1)	8,750	51,363	105,000	(53,637)	—	—
Fund	UC FUND II	Long-term investment	UMC Capital Corp.	(Note 1)	5,000	129,129	124,734	4,395	—	— (Note 13)

ATTACHMENT-5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

					Beginning balance		Addition
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock-Preferred stock	ForteMedia, Inc.	Long-term investment	UMC Capital Corp.	(Note 1)	5,694	$108,456	—	$—
Stock-Preferred stock	Alpha & Omega Semiconductor, Ltd.	Long-term investment	UMC Capital Corp.	(Note 1)	1,500	46,883	—	—
Stock	Premier Image Technology Corp.	Short-term investment	Open market	—	2,094	112,925	—	—
Stock	Trident Microsystems Inc.	Short-term investment	Open market	—	—	—	130	64,261

					Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units(thousand)/ bonds/ shares(thousand)	Amount	Cost	Gain (Loss) from disposal	Units(thousand)/ bonds/ shares(thousand)	Amount
Stock-Preferred stock	ForteMedia, Inc.	Long-term investment	UMC Capital Corp.	(Note 1)	5,694	$25,973	$108,456	$(82,483)	—	$—
Stock-Preferred stock	Alpha & Omega Semiconductor, Ltd.	Long-term investment	UMC Capital Corp.	(Note 1)	1,500	113,198	46,883	66,315	—	—
Stock	Premier Image Technology Corp.	Short-term investment	Open market	—	2,094	89,461	112,925	(23,464)	—	—
Stock	Trident Microsystems Inc.	Short-term investment	Open market	—	130	142,445	64,261	78,184	—	—

Note 1:	Investee of United Microelectronics Corporation (accounted for under the equity method).
Note 2:	The ending balance includes stock dividends of 78 thousand shares.
Note 3:	The ending balance includes long-term investment loss of NT$(3,470) thousand, cumulative translation adjustments of NT$(79) thousand, long-term investment capital reserve adjustments of NT$(385) thousand, and cash dividends of NT$(5,490) thousand.
Note 4:	Aptos (Taiwan) Corp. merged into Chipbond Technology Corp. since September 1, 2005.
Note 5:	The ending balance includes the 50% of capital reduction, thus a decrease of 12,481 thousand shares.
Note 6:	The ending balance includes long-term investment loss of NT$(57,353) thousand and capital reduction of NT$(149,777) thousand.
Note 7:	The ending balance includes stock dividends of 4,912 thousand shares.
Note 8:	The ending balance includes long-term investment gain of NT$212,608 thousand, cumulative translation adjustments of NT$38,793 thousand, long-term investment capital reserve adjustments of NT$(521) thousand, unrealized loss on long-term investment of NT$8,783 thousand, and cash dividends of NT$(49,119) thousand.
Note 9:	The ending balance includes stock dividends of 1,014 thousand shares.
Note 10:	The ending balance includes long-term investment gain of NT$10,180 thousand, cumulative translation adjustments of NT$1,471 thousand, long-term investment capital reserve adjustments of NT$48,380 thousand, and cash dividends of NT$(34,940) thousnd.
Note 11:	The ending balance includes long-term investment loss of NT$(4,455) thousand.
Note 12:	The ending balance includes long-term investment capital reserve adjustments of NT$23,870 thousand and cumulative translation adjustments of NT$64 thousand.
Note 13:	The ending balance includes long-term investment loss of NT$(20,803) thousand and cumulative translation adjustments of NT$(4,542) thousand.

ATTACHMENT-5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corp.

					Beginning balance		Addition
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Aptos (Taiwan) Corp.	Long-term investment	(Note 1)	(Note 1)	43,705	$384,636	—	$—
Stock	ULi Electronics Inc.	Long-term investment	(Note 4)	—	—	—	12,530	263,862
Stock	Unitruth Investment Corp.	Long-term investment	(Note 7)	(Note 7)	—	—	40,000	400,000
Stock	Bcom Electronics Inc.	Long-term investment	Capitalization from cash	—	—	—	17,365	173,653
Stock	SiRF Technology Holdings, Inc.	Long-term investment	Capitalization from cash	—	611	83,346	—	—
Stock	Epitech Technology Corp.	Long-term investment	United Microelectronics Corporation	Investor Company	8,394	132,539	—	—
Stock	Advance Materials Corp.	Long-term investment	Hsun Chieh Investment Co., Ltd.	(Note 10)	—	—	10,994	113,017

					Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Aptos (Taiwan) Corp.	Long-term investment	(Note 1)	(Note 1)	32,265	$281,025	$265,437	$52,881 (Note 2)	— (Note 3)	$	— (Note 3)
Stock	ULi Electronics Inc.	Long-term investment	(Note 4)	—	—	—	—	—	12,655 (Note 5)		252,307 (Note 6)
Stock	Unitruth Investment Corp.	Long-term investment	(Note 7)	(Note 7)	—	—	—	—	40,000		366,683 (Note 9)
Stock	Bcom Electronics Inc.	Long-term investment	Capitalization from cash	—	—	—	—	—	17,365		173,653
Stock	SiRF Technology Holdings, Inc.	Long-term investment	Capitalization from cash	—	430	207,461	58,694	148,767	181		24,652
Stock	Epitech Technology Corp.	Long-term investment	United Microelectronics Corporation	Investor Company	5,632	185,282	88,925	96,357	— (Note 8)		— (Note 8)
Stock	Advance Materials Corp.	Long-term investment	Hsun Chieh Investment Co., Ltd.	(Note 10)	—	—	—	—	10,994		113,017

Note 1:	Counter-parties include subsidiary, Hsun Chieh Investmnet Co., Ltd., and investor company, United Microelectronics Corporation.
Note 2:	The gain on disposal of investment includes changes in capital reserved gain of $37,293 thousand.
Note 3:	Aptos (Taiwan) Corp. was merged into Chipbond Technology Corp. since September 1, 2005.
Note 4:	Counter-parties include, Cathay Holdings Investment Corp., and other six companies.
Note 5:	The ending balance includes stock dividends of 125 thousand shares.
Note 6:	The ending balance includes long-term investment loss of NT$(960) thousand, capital reserve adjustments of NT$(2,074) thousand due to disproportionate changes in shareholding, cumulative translation adjustments of NT$250 thousand, and cash dividends of NT$(8,771) thousand.
Note 7:	Counter-parties include open market, Hsun Chieh Investmnet Co., Ltd.(investee of United Microelectronics Company (accounted for under the equity method)).
Note 8:	Epitech Technology Corp. merged with South Epitaxy Co., Ltd. in August 1, 2005.
Note 9:	The ending balance includes long-term investment loss of NT$(38,705) thousand, capital reserve adjustments of NT$5,686 thousand due to disproportionate changes in shareholding, retained earning adjustments of NT$(352) thousand, and cumulative translation adjustments of NT$54 thousand.
Note 10:	Hsun Chieh Investmnet Co., Ltd. is the investee of United Microelectronics Corporation.

ATTACHMENT-5 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

TLC Capital Co., Ltd.

					Beginning balance		Addition
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Highlink Technology Corp.	Long-term investment	Open market	—	—	$—	22,192	$221,920
Stock	Horizon Securities Co., Ltd. (formerly Fortune Securities Co., Ltd.)	Long-term investment	Open market	—	—	—	16,858	105,588
Stock	Rechi Precision Co., Ltd.	Long-term investment	Open market	—	—	—	16,664	409,721
Stock	Topoint Technology Co., Ltd.	Long-term investment	Open market	—	—	—	2,263	127,329

					Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	Highlink Technology Corp.	Long-term investment	Open market	—	—	$—	$—	$—	22,192	$208,833 (Note 1)
Stock	Horizon Securities Co., Ltd. (formerly Fortune Securities Co., Ltd.)	Long-term investment	Open market	—	—	—	—	—	16,858	105,588
Stock	Rechi Precision Co., Ltd.	Long-term investment	Open market	—	—	—	—	—	16,664	409,721
Stock	Topoint Technology Co., Ltd.	Long-term investment	Open market	—	—	—	—	—	2,263	127,329

Note 1:	The ending balance includes long-term investment loss of NT$13,087 thousand.

UMC	Capital Corp.

					Beginning balance		Addition
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount
Fund	UC FUND II	Long-term investment	Hsun Chieh Investment Co., Ltd.	(Note 1)	—	$—	5,000	USD 3,850
Convertible bonds	Alpha & Omega Semiconductor, Ltd.	Long-term investment	Hsun Chieh Investment Co., Ltd.	(Note 1)	—	—	1,500	USD 3,375
Stock	East Vision Technology Ltd.	Long-term investment	Capitalization from cash	—	—	—	2,770	USD 4,820
Stock	WISChip International Ltd.	Long-term investment	Micronas	—	1,733	USD 3,354	—	—

					Disposal							Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount		Cost		Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount
Fund	UC FUND II	Long-term investment	Hsun Chieh Investment Co., Ltd.	(Note 1)	—		$—		$—		$—	5,000	USD	4,064 (Note 2)
Convertible bonds	Alpha & Omega Semiconductor, Ltd.	Long-term investment	Hsun Chieh Investment Co., Ltd.	(Note 1)	—		—		—		—	1,500	USD	3,375
Stock	East Vision Technology Ltd.	Long-term investment	Capitalization from cash	—	—		—		—		—	2,770	USD	4,820
Stock	WISChip International Ltd.	Long-term investment	Micronas	—	1,733	USD	5,398	USD	3,354	USD	2,044	—		—

Note 1:	Hsun Chieh Investmnet Co., Ltd. is the investee of United Microelectronics Corporation.
Note 2:	The ending balance includes long-term investment gain of US$214 thousand.

ATTACHMENT-6 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

						Prior transaction details for related counterparty
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Prior owner who sold the property to the counterparty	Relationship of the prior owner with the acquirer	Date of prior transaction	Prior transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Guest House Tainan	2005.12.07	$306,590	Paid	Yi Shih Construction Co., Ltd.	Third Party	N/A	N/A	N/A	N/A	Cost	2005.12.07/in use	None

UMC Japan

						Prior transaction details for related counterparty
Name of properties	Transaction date	Transaction amount	Payment status	Counter-party	Relationship	Prior owner who sold the property to the counterparty	Relationship of the prior owner with the acquirer	Date of prior transaction	Prior transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
Land	2005.10.06	JPY 687,870	Paid	Yamagishi Kazuo, etc.	Third Party	N/A	N/A	N/A	N/A	Cost	2005.10.06/in use	None

ATTACHMENT-7 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Collecting status	Gain (Loss) from disposal	Counter-party	Relationship	Reason of disposal	Price reference	Other commitments

None

ATTACHMENT-8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC Group (USA)	Investee company	Sales	$43,226,036	47.62	Net 60 Days	N/A	N/A	$4,559,933	34.19
United Microelectronics (Europe) B.V.	Investee company	Sales	6,839,285	7.53	Net 60 Days	N/A	N/A	545,166	4.09
Novatek Microelectronics Corp.	Investee company	Sales	6,134,926	6.76	Month-end 45 Days	N/A	N/A	1,104,850	8.28
Silicon Integrated Systems Corp.	Investee company	Sales	3,785,316	4.17	Month-end 45 Days	N/A	N/A	1,235,010	9.26
Faraday Technology Corp.	Investee company	Sales	1,768,864	1.95	Month-end 45 Days	N/A	N/A	192,917	1.45
UMC Japan	Investee company	Sales	1,107,573	1.22	Net 60 Days	N/A	N/A	333,157	2.50
Holtek Semiconductor Inc.	Investee company	Sales	655,919	0.72	Month-end 60 Days	N/A	N/A	118,070	0.89
ULi Electronics Inc.	Subsidiary’s equity investee	Sales	468,585	0.52	Month-end 60 Days	N/A	N/A	145,470	1.09
ITE Tech. Inc.	Investee company	Sales	285,161	0.31	Month-end 45 Days	N/A	N/A	53,208	0.40
AMIC Technology Corp.	Investee company	Sales	185,633	0.20	Month-end 45 Days	N/A	N/A	—	—
USBest Technology Inc.	Subsidiary’s equity investee	Sales	152,024	0.17	Month-end 45 Days	N/A	N/A	43,662	0.33
UMCi Ltd.	Investee company	Purchases	1,244,347	5.43	Net 60 Days	N/A	N/A	—	—

ATTACHMENT-8 ( Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the year ended December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

UMC Group (USA)

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD 1,330,232	100.00	Net 60 Days	N/A	N/A	USD 139,116	100.00

UMCi Ltd.

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Sales	USD 42,475	99.56	Net 60 Days	N/A	N/A	$—	—

United Microelectronics (Europe) B. V.

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	USD 213,627	100.00	Net 60 Days	N/A	N/A	USD 16,631	100.00

UMC Japan

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount (thousand)	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance (thousand)	Percentage of total receivables (%)	Note
United Microelectronics Corporation	Investor company	Purchases	JPY 3,795,661	35.50	Net 60 Days	N/A	N/A	JPY 1,204,697	21.28

ATTACHMENT-9 ( Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of December 31, 2005)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collecting status	Amount received in subsequent period	Allowance for doubtful accounts
UMC Group (USA)	Investee company	$—	$4,559,933	$247	$4,560,180	9.66	$—	—	$4,560,180	$64,617
Silicon Integrated Systems Corp.	Investee company	—	1,235,010	525	1,235,535	3.95	115,577	Credit Collecting	1,060,806	13,759
Novatek Microelectronics Corp.	Investee company	—	1,104,850	24	1,104,874	6.68	—	—	1,104,874	11,286
United Microelectronics (Europe) B.V.	Investee company	—	545,166	—	545,166	5.65	—	—	545,166	22,176
UMC Japan	Investee company	—	333,157	1,224	334,380	5.23	4,220	Credit Collecting	330,320	5,854
Faraday Technology Corp.	Investee company	—	192,917	388	193,305	6.26	1,763	Credit Collecting	110,660	2,005
ULi Electronics Inc.	Subsidiary’s equity Investee	—	145,470	—	145,470	4.02	—	—	63,476	1,485
Holtek Semiconductor Inc.	Investee company	62,136	55,934	—	118,070	7.01	—	—	118,070	561

ATTACHMENT-10 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC Group (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$753,519	$4,662	$4,662
United Microelectronics (Europe) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	279,834	(13,102)	(18,813)
UMC Capital Corp.	Cayman, Cayman Islands	Investment holding	USD	74,000	USD	55,000	74,000	100.00	2,051,350	69,502	69,502
United Microelectronics Corp. (Samoa)	Apia, Samoa	Investment holding	USD	1,000	USD	700	1,000	100.00	14,179	(1,688)	(1,688)
UMCi Ltd.	Singapore	Sales and manufacturing of integrated circuits (Note)	USD	839,880	USD	839,880	880,006	100.00	9,484	(4,523,114)	(1,297,233)	Note
TLC Capital Co., Ltd.	Taipei, Taiwan	Consulting and planning for investment in new business		3,000,000		—	300,000	100.00	2,991,258	(8,742)	(8,742)
Fortune Venture Capital Corp.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		2,999,940	499,994	99.99	4,200,105	15,425	(134,368)
Hsun Chieh Investment Co., Ltd.	Taipei, Taiwan	Investment holding		921,241		14,172,940	92,124	99.97	(3,169,837)	(1,006,811)	(574,465)
United Microdisplay Optronics Corp.	Hsinchu Science Park	Sales and manufacturing of LCOS		1,008,078		818,453	60,701	86.72	318,151	(374,125)	(158,100)
Pacific Venture Capital Co., Ltd.	Taipei, Taiwan	Consulting and planning for investment in new business		300,000		300,000	30,000	49.99	296,218	(30,482)	(15,177)
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,537,634	JPY	20,537,634	484	48.95	6,341,144	(3,601,744)	(1,768,795)
Toppan Photomasks Taiwan Ltd. (formerly DuPont Photomasks Taiwan Ltd.)	Hsinchu Science Park	Manufacturing of photomasks		773,795		773,795	106,621	45.35	1,063,671	11,537	5,156
Unitech Capital Inc.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	638,946	(115,628)	(48,563)

ATTACHMENT-10 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Holtek Semiconductor Inc.	Hsinchu Science Park	IC design and production	$357,628	$357,628	51,428	24.81	$818,681	$917,226	$206,968
ITE Tech. Inc.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	186,898	186,898	24,229	22.66	329,704	241,004	54,710
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	2,592,013	2,592,013	196,472	20.43	4,015,626	3,030,495	626,281
Faraday Technology Corp.	Hsinchu Science Park	ASIC design and production	81,032	81,032	51,973	18.50	864,928	1,441,116	249,552
Silicon Integrated Systems Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	5,684,865	5,684,865	219,092	16.59	3,921,878	955,005	(376,421)
XGI Technology Inc.	Hsinchu, Taiwan	Cartography chip design and production	248,795	—	24,879	16.53	82,807	(813,358)	(67,066)
Thintek Optronics Corp.	Hsinchu, Taiwan	LCOS design, production and sales	35,650	—	3,565	14.26	20,136	(114,451)	(15,514)
AMIC Technology Corp.	Hsinchu Science Park	IC design, production and sales	135,000	135,000	16,200	11.86	60,520	(242,850)	(21,142)
Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	75,729	115,567	54,125	11.74	1,409,421	5,621,951	708,618
_____________ Note: Based on the resolution of the board of directors meeting on August 26, 2004, the businesses, operations and assets of UMCi Ltd. were transferred to the Branch from April 1, 2005.

Hsun Chieh Investment Co., Ltd.
Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
HARVATEK Corp.	Hsinchu, Taiwan	Semiconductor chip testing and manufacturing	$148,449	$215,624	21,635	16.50	$346,020	$158,107	$74,044
SerComm Corp.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	158,593	158,593	11,841	9.78	192,308	326,014	35,785
ULi Electronics Inc.	Taipei, Taiwan	Chip design	167,151	48,300	7,909	9.33	157,507	104,147	(3,470)
UMC Japan	Chiba, Japan	Sales and manufacturing of integrated circuits	240,665	240,665	45	4.54	614,574	(3,601,744)	(153,603)

ATTACHMENT-10 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Hsun Chieh Investment Co., Ltd.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Unimicron Technology Corp.	Taoyuan, Taiwan	PCB production	$168,587	$1,070,213	17,537	1.83	$354,630	$3,030,495	$212,608
Novatek Microelectronics Corp.	Hsinchu Science Park	Sales and manufacturing of integrated circuits	102,102	137,566	3,688	0.80	129,319	5,621,951	27,839

Fortune Venture Capital Corp.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Unitruth Investment Corp.	Taipei, Taiwan	Investment holding	$400,000	$—	40,000	100.00	$366,683	$(39,044)	$(38,705)
Uwave Technology Corp. (formerly United Radiotek Inc.)	Hsinchu, Taiwan	RF IC Design	85,471	—	10,187	44.29	68,654	(99,590)	(16,187)
NexPower Technology Corp.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries	8,000	—	800	40.00	7,982	(46)	(19)
Aevoe Inc.	Taipei, Taiwan	Design of VOIP Telephone	15,000	15,000	1,500	39.47	6,674	(14,967)	(9,117)
UCA Technology Inc.	Taipei County, Taiwan	Design of MP3 player chip	49,311	—	6,285	39.28	31,381	(61,176)	(17,897)
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia association processor	90,240	45,720	8,734	29.61	50,207	(119,615)	(41,902)
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales	44,129	17,381	6,592	27.96	26,764	(71,809)	(17,933)
USBest Technology Inc.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	54,208	17,188	4,746	27.92	58,195	50,558	7,989
Afa Technology, Inc.	Taipei County, Taiwan	IC design	53,340	26,250	5,888	26.04	34,657	(95,198)	(18,749)
Crystal Media Inc.	Hsinchu, Taiwan	Design of VOIP network phones	17,206	9,500	2,265	25.39	9,461	(36,467)	(7,949)
Davicom Semiconductor, Inc.	Hsinchu Science Park	Design of communication IC	134,251	117,308	13,798	21.56	145,649	15,767	3,196
Mobile Devices Inc.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	50,000	—	5,000	21.02	39,365	(59,437)	(10,635)

ATTACHMENT-10 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corp.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	$45,750	$12,000	5,000	21.01	$29,219	$(80,871)	$(17,116)
AMIC Technology Corp.	Hsinchu Science Park	IC design, production and sales	291,621	252,826	23,405	17.09	125,490	(242,850)	(46,807)
ULi Electronics Inc.	Taipei, Taiwan	Chip design	263,862	—	12,655	14.91	252,307	104,147	(960)
Chip Advanced Technology Inc.	Hsinchu, Taiwan	Design of ADC chip	32,128	—	2,594	14.28	22,622	(68,220)	(10,521)
XGI Technology Inc.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	270,483	230,981	17,844	11.85	51,029	(813,358)	(71,629)

TLC Capital Co., Ltd.
Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Highlink Technology Corp.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	$221,920	$—	22,192	22.18	$208,833	$(340,985)	$(13,087)
SerComm Corp.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	75,499	—	2,867	2.37	75,499	326,014	—

Unitruth Investment Corp.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Crystal Media Inc.	Hsinchu, Taiwan	Design of VOIP network phones	$4,688	$—	800	8.97	$3,342	$(36,467)	$(1,346)
Smedia Technology Corp.	Hsinchu, Taiwan	Multimedia coprocessor	24,057	—	2,570	8.71	21,641	(119,615)	(2,417)
Chip Advanced Technology Inc.	Hsinchu, Taiwan	Design of ADC chip	8,732	—	1,386	7.63	8,118	(68,220)	(3,921)
UCA Technology Inc.	Taipei County, Taiwan	Design of MP3 player chip	5,390	—	1,000	6.25	3,500	(61,176)	(1,885)

ATTACHMENT-10 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Unitruth Investment Corp.

Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2005				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
USBest Technology Inc.	Hsinchu, Taiwan	Design, manufacturing and sales of IC		$8,760		$—	1,000	5.88		$11,778		$50,558		$1,972
Star Semiconductor Corp.	Hsinchu, Taiwan	IC design, production and sales		6,617		—	1,300	5.51		4,198		(71,809)		(2,419)
Mobile Devices Inc.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B chip		11,463		—	1,250	5.26		9,190		(59,437)		(2,273)
U-Media Communications, Inc.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM		13,800		6,000	1,250	5.25		7,305		(80,871)		(4,341)
Afa Technology, Inc.	Taipei County, Taiwan	IC design		5,600		—	1,000	4.42		3,500		(95,198)		(2,100)
Uwave Technology Corp. (formerly United Radiotek Inc.)	Hsinchu, Taiwan	RF IC Design		6,950		—	1,000	4.35		6,283		(99,590)		(1,715)
XGI Technology Inc.	Hsinchu, Taiwan	Design and manufacturing of cartography chip		26,400		—	5,000	3.32		16,641		(813,358)		(9,994)
ULi Electronics Inc.	Taipei, Taiwan	Chip design		43,119		—	2,149	2.53		42,389		104,147		(418)

UMC Capital Corporation
Investee company	Address	Main businesses and products	Initial Investment				Investment as of December 31, 2005				Net income (loss) of investee company		Investment income (loss) recognized		Note
			Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value
UMC Capital (USA)	Sunnyvale California, USA	Investment holding	USD	200	USD	200	200	100.00	USD	296	USD	(1)	USD	(1)
ECP VITA Ltd.	BVI	Insurance	USD	1,000		—	1,000	100.00	USD	1,264	USD	264	USD	264
Patentop, Ltd.	BVI	Patent	USD	36		—	720	18.00	USD	38	USD	(135)	USD	2
UC FUND II	BVI	Investment holding	USD	3,850		—	5,000	35.45	USD	4,064	USD	206	USD	214
Parade Technologies, Ltd.	USA	IC design	USD	2,500		—	3,125	24.63	USD	2,500	USD	(125)		—

ATTACHMENT-10 (Names, locations and related information of investee companies as of December 31, 2005)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microdisplay Optronics Corp.

Investee company	Address	Main businesses and products	Initial Investment		Investment as of December 31, 2005			Net income (loss) of investee company	Investment income (loss) recognized	Note
			Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value
Thintek Optronics Corp.	Hsinchu, Taiwan	LCOS design, manufacturing and sales	$99,990	$99,990	9,999	40	$17,116	$(114,451)	$(48,484)

Exhibit 99.18

UNITED MICROELECTRONICS CORPORATION

FINANCIAL STATEMENTS

WITH REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

FOR THE THREE-MONTH PERIODS ENDED

MARCH 31, 2006 AND 2005

Address: No. 3 Li-Hsin Road II, Hsinchu Science Park, Hsinchu City, Taiwan, R.O.C.

Telephone: 886-3-578-2258

The reader is advised that these financial statements have been prepared originally in Chinese. In the event of a conflict between these financial statements and the original Chinese version or difference in interpretation between the two versions, the Chinese language financial statements shall prevail.

1

REVIEW REPORT OF INDEPENDENT ACCOUNTANTS

English Translation of a Report Originally Issued in Chinese

To the Board of Directors and Shareholders of

United Microelectronics Corporation

We have reviewed the accompanying balance sheets of United Microelectronics Corporation as of March 31, 2006 and 2005, and the related statements of income and cash flows for the three-month periods ended March 31, 2006 and 2005. These financial statements are the responsibility of the Company’s management. Our responsibility is to issue the review reports based on our reviews. As described in Note 4(9) to the financial statements, certain long-term investments were accounted for under the equity method based on financial statements as of March 31, 2006 and 2005 of the investees, which were reviewed by other auditors. Our review insofar as it relates to the investment income amounting to NT$293 million and NT$113 million for the three-month periods ended March 31, 2006 and 2005, respectively, and the related long-term investment balances of NT$5,161 million and NT$4,329 million as of March 31, 2006 and 2005, respectively, are based solely on the reports of the other auditors.

We conducted our reviews in accordance with the Statements of Auditing Standards No. 36, “Review of Financial Statements” of the Republic of China. A review is limited primarily to applying analytical procedures to financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statement taken as a whole. Accordingly, we do not express such an opinion.

Based on our reviews and the reports of other auditors, we are not aware of any material modifications or adjustments that should have been made to the financial statements referred to above in order for them to be in conformity of “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and generally accepted accounting principles in the Republic of China.

As described in Note 3 to the financial statements, effective from January 1, 2006, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No. 34, “Accounting for Financial Instruments” and No. 36, “Disclosure and Presentation of Financial Instruments” to account for the financial instruments.

As described in Note 3 to the financial statements, effective from January 1, 2005, United Microelectronics Corporation has adopted the R.O.C. Statement of Financial Accounting Standards No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets. Effective from January 1, 2006, goodwill generated from consolidation is no longer subject to amortization.

April 14, 2006

Taipei, Taiwan

Republic of China

Notice to Readers

The accompanying unaudited financial statements are intended only to present the financial position and results of operations and cash flows in accordance with accounting principles and practices generally accepted in the Republic of China and not those of any other jurisdictions. The standards, procedures and practices to review such financial statements are those generally accepted and applied in the Republic of China.

2

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED BALANCE SHEETS

March 31, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	Notes	As of March 31,
		2006	2005
Assets
Current assets
Cash and cash equivalents	2, 4(1)	$96,371,991	$88,699,190
Financial assets held for trading, current	2, 3, 4(2)	1,498,018	2,337,071
Held-to-maturity financial assets, current	2, 3, 4(3)	775,552	220,640
Notes receivable	4(4)	2,207	434
Notes receivable - related parties	5	69,765	62,909
Accounts receivable, net	2, 4(5)	5,848,524	4,388,886
Accounts receivable - related parties, net	2, 5	5,882,893	4,859,299
Other receivables	2	652,202	477,942
Other receivables - related parties	2, 5	—	5,174,071
Inventories, net	2, 4(6)	9,613,213	6,911,727
Prepaid expenses		1,025,695	857,237
Deferred income tax assets, current	2, 4(21)	4,552,170	2,478,897

Total current assets		126,292,230	116,468,303

Funds and investments
Available-for-sale financial assets, noncurrent	2, 3, 4(7)	50,370,985	5,924,263
Held-to-maturity financial assets, noncurrent	2, 3, 4(3)	200,000	1,163,072
Financial assets measured at cost, noncurrent	2, 3, 4(8)	2,277,013	2,335,058
Long-term investments accounted for under the equity method	2, 3, 4(9)	28,555,855	58,878,543

Total funds and investments		81,403,853	68,300,936

Property, plant and equipment	2, 4(10), 6, 7
Land		1,132,576	1,132,576
Buildings		16,251,168	13,138,338
Machinery and equipment		375,349,360	309,472,488
Transportation equipment		81,815	82,267
Furniture and fixtures		2,286,096	1,993,757

Total cost		395,101,015	325,819,426
Less: Accumulated depreciation		(263,729,167)	(212,642,025)
Add: Construction in progress and prepayments		11,555,578	15,706,283

Property, plant and equipment, net		142,927,426	128,883,684

Intangible assets
Goodwill	2, 3	3,745,122	1,194,009
Technological know-how	2	327,949	—

Total intangible assets		4,073,071	1,194,009

Other assets
Deferred charges	2	1,751,430	1,693,898
Deferred income tax assets, noncurrent	2, 4(21)	2,783,733	4,857,007
Other assets - others	2, 4(11), 6	1,967,761	2,067,363

Total other assets		6,502,924	8,618,268

Total assets		$361,199,504	$323,465,200

	Notes	As of March 31,
		2006	2005
Liabilities and Stockholders’ Equity
Current liabilities
Short-term loans	4(12)	$—	$3,857,640
Financial liabilities held for trading, current	2, 3, 4(13)	1,531,471	93,975
Accounts payable		4,194,732	2,921,049
Accounts payable - related parties	5	—	850,131
Income tax payable	2	735,953	60,389
Accrued expenses		6,120,711	5,511,360
Payable on equipment		4,509,601	3,013,416
Current portion of long-term interest-bearing liabilities	2, 4(14), 6	10,250,000	2,820,003
Other current liabilities	7	2,213,243	848,048

Total current liabilities		29,555,711	19,976,011

Long-term interest-bearing liabilities
Bonds payable	2, 4(14), 6	35,676,485	33,595,282

Total long-term interest-bearing liabilities		35,676,485	33,595,282

Other liabilities
Accrued pension liabilities	2, 4(15)	3,023,630	2,826,881
Deposits-in		21,001	21,582
Deferred credits - intercompany profits	2	9,806	156,057
Other liabilities - others		579,551	—

Total other liabilities		3,633,988	3,004,520

Total liabilities		68,866,184	56,575,813

Capital	2, 4(16), 4(17)
Common stock		198,452,341	178,285,454
Capital reserve	2, 4(9), 4(17)
Premiums		64,876,944	64,404,830
Change in equities of long-term investments		6,666,381	20,874,775
Retained earnings	4(19)
Legal reserve		15,996,839	12,812,501
Special reserve		1,744,171	90,871
Unappropriated earnings		11,861,925	31,017,010
Adjustment items to stockholders’ equity	2, 4(7), 4(8), 4(9)
Cumulative translation adjustment		(871,727)	(1,862,726)
Unrealized gain or loss on financial assets		31,059,735	(9,748,953)
Treasury stock	2, 4(9), 4(18)	(37,453,289)	(28,984,375)

Total stockholders’ equity		292,333,320	266,889,387

Total liabilities and stockholders’ equity		$361,199,504	$323,465,200

The accompanying notes are an integral part of the financial statements.

3

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF INCOME

For the three-month periods ended March 31, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars, Except for Earnings per Share)

	Notes	For the three-month period ended March 31,
		2006	2005
Operating revenues	2, 5
Sales revenues		$23,972,109	$20,168,548
Less: Sales returns and discounts		(331,023)	(238,381)

Net sales		23,641,086	19,930,167
Other operating revenues		743,080	355,552

Net operating revenues		24,384,166	20,285,719

Operating costs	4(20), 5
Cost of goods sold		(20,731,122)	(17,275,887)
Other operating costs		(441,129)	(40,852)

Operating costs		(21,172,251)	(17,316,739)

Gross profit		3,211,915	2,968,980
Unrealized intercompany profit	2	(76,994)	(66,196)
Realized intercompany profit	2	120,153	154,417

Gross profit-net		3,255,074	3,057,201

Operating expenses	4(20), 5
Sales and marketing expenses		(612,188)	(521,401)
General and administrative expenses		(531,522)	(446,735)
Research and development expenses		(2,026,382)	(1,786,949)

Subtotal		(3,170,092)	(2,755,085)

Operating income		84,982	302,116

Non-operating income
Interest revenue	5	358,116	215,243
Gain on disposal of property, plant and equipment	2	24,119	30,581
Gain on sales of investments, net	2	14,244,255	2,924,332
Exchange gain, net	2, 10	42,192	—
Gain on recovery of market value of inventories	2	—	45,260
Other income		223,728	205,234

Subtotal		14,892,410	3,420,650

Non-operating expenses
Interest expense	4(10), 5	(220,708)	(215,313)
Loss on investments accounted for under the equity method, net	2, 4(9)	(2,369)	(1,705,272)
Loss on disposal of property, plant and equipment	2	(836)	(61,845)
Exchange loss, net	2, 10	—	(171,646)
Loss on decline in market value and obsolescence of inventories	2	(33,233)	—
Financial expenses		(38,010)	(45,836)
Loss on valuation of financial assets	2	(434,781)	—
Loss on valuation of financial liabilities	2	(52,644)	—
Other losses	2	(19,763)	(4,077)

Subtotal		(802,344)	(2,203,989)

Income from continuing operations before income tax		14,175,048	1,518,777
Income tax expense	2, 4(21)	(700,273)	(97)

Net income from continuing operations		13,474,775	1,518,680
Cumulative effect of changes in accounting principles (net amount after deducting income tax expense $0)	3	(1,188,515)	—

Net income		$12,286,260	$1,518,680

		Pre-tax	Post-tax	Pre-tax	Post-tax
Earnings per share-basic (NTD)	2, 4(22)
Income from continuing operations		$0.76	$0.73	$0.08	$0.08
Cumulative effect of changes in accounting principles		(0.06)	(0.06)	—	—

Net income		$0.70	$0.67	$0.08	$0.08

Earnings per share-diluted (NTD)	2, 4(22)
Income from continuing operations		$0.74	$0.70	$0.08	$0.08
Cumulative effect of changes in accounting principles		(0.06)	(0.06)	—	—

Net income		$0.68	$0.64	$0.08	$0.08

Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock	2, 4(22)

Net income	$12,286,260	$1,518,680

Earnings per share-basic (NTD)	$0.66	$0.08

Earnings per share-diluted (NTD)	$0.63	$0.08

The accompanying notes are an integral part of the financial statements.

4

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	For the three-month period ended March 31,
	2006	2005
Cash flows from operating activities:
Net income	$12,286,260	$1,518,680
Adjustments to reconcile net income to net cash provided by (used in) operating activities:
Depreciation	11,670,941	10,290,626
Amortization	417,147	407,223
Amortization of bond discounts	24,659	7,276
Reversal of bad debt expenses	(21,001)	(90,228)
Loss (gain) on decline (recovery) in market value and obsolescence of inventories	33,233	(45,260)
Loss on valuation of financial assets and liabilities	1,675,940	—
Loss on investments accounted for under the equity method	2,369	1,705,272
Gain on sales of investments	(14,244,255)	(2,924,332)
Loss (gain) on disposal of property, plant and equipment	(23,283)	31,264
Exchange loss on financial assets and liabilities	10,742	2,472
Exchange gain on long-term liabilities	(186,923)	(11,747)
Amortization of deferred income	(33,129)	—
Changes in assets and liabilities:
Financial assets and liabilities held for trading	675,731	117,139
Notes and accounts receivable	559,562	1,469,762
Other receivables	108,494	(2,800)
Inventories	302,717	1,676,994
Prepaid expenses	(601,722)	(613,007)
Accounts payable	100,041	(632,990)
Accrued expenses	(835,642)	(2,523,984)
Other current liabilities	366,629	(156,765)
Capacity deposits	(7,800)	(154,283)
Accrued pension liabilities	19,853	136,370
Other liabilities - others	29,605	—

Net cash provided by operating activities	12,330,168	10,207,682

Cash flows from investing activities:
Acquisition of funds and long-term investments	(629,623)	(1,971,746)
Proceeds from sales of funds and long-term investments	8,383,916	3,610,084
Acquisition of property, plant and equipment	(6,141,935)	(3,564,479)
Proceeds from disposal of property, plant and equipment	39,120	52,544
Increase in deferred charges	(221,329)	(374,310)
Decrease (increase) in other assets - others	38,968	(63,327)
Increase in other receivables, net	—	(5,137,760)

Net cash provided by (used in) investing activities	1,469,117	(7,448,994)

5

English Translation of Financial Statements Originally Issued in Chinese

UNITED MICROELECTRONICS CORPORATION

UNAUDITED STATEMENTS OF CASH FLOWS

For the three-month periods ended March 31, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars)

	For the three-month period ended March 31,
	2006	2005
(continued)

Cash flows from financing activities:
Increase in short-term loans, net	$—	$1,953,240
Increase (decrease) in deposits-in, net	176	(310)
Purchase of treasury stock	(14,776,261)	—
Exercise of employee stock options	745,575	640,243

Net cash provided by (used in) financing activities	(14,030,510)	2,593,173

Effect of exchange rate changes on cash and cash equivalents	6,593	—

Increase (decrease) in cash and cash equivalents	(224,632)	5,351,861
Cash and cash equivalents at beginning of period	96,596,623	83,347,329

Cash and cash equivalents at end of period	$96,371,991	$88,699,190

Supplemental disclosures of cash flow information:
Cash paid for interest	$517	$3,936

Cash paid for income tax	$51,513	$16,245

Investing activities partially paid by cash:
Acquisition of property, plant and equipment	$5,373,673	$1,873,596
Add: Payable at beginning of period	5,277,863	4,704,299
Less: Payable at end of period	(4,509,601)	(3,013,416)

Cash paid for acquisition of property, plant and equipment	$6,141,935	$3,564,479

The accompanying notes are an integral part of the financial statements.

6

UNITED MICROELECTRONICS CORPORATION

NOTES TO FINANCIAL STATEMENTS

March 31, 2006 and 2005

(Expressed in Thousands of New Taiwan Dollars unless Otherwise Specified)

1.	HISTORY AND ORGANIZATION

United Microelectronics Corporation (the Company) was incorporated in May 1980 and commenced operations in April 1982. The Company is a full service semiconductor wafer foundry, and provides a variety of services to satisfy individual customer needs. These services include intellectual property, embedded IC design, design verification, mask tooling, wafer fabrication, and testing. The Company’s common shares were publicly listed on the Taiwan Stock Exchange (TSE) in July 1985 and its American Depositary Shares (ADSs) were listed on the New York Stock Exchange (NYSE) in September 2000.

Based on the resolution of the board of directors’ meeting on February 26, 2004, the effective date of the merger with SiS MICROELECTRONICS CORP. (SiSMC) was July 1, 2004. The Company was the surviving company, and SiSMC was the dissolved company. The merger was approved by the relevant government authorities. All the assets, liabilities, rights, and obligations of SiSMC have been fully incorporated into the Company since July 1, 2004.

Based on the resolution of the board of directors’ meeting on August 26, 2004, UMCI LTD. had transferred its businesses, operations, and assets to its newly incorporated Singapore branch (the Branch) since April 1, 2005.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

The financial statements were prepared in conformity with the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” and accounting principles generally accepted in the Republic of China (R.O.C.).

Summaries of significant accounting policies are as follows:

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that will affect the amount of assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reported period. The actual results may differ from those estimates.

7

Foreign Currency Transactions

Transactions denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the transaction dates. Receivables, other monetary assets, and liabilities denominated in foreign currencies are translated into New Taiwan Dollars at the exchange rates prevailing at the balance sheet date. Exchange gains or losses are included in the current year’s results. However, exchange gains or losses from investments in foreign entities are recognized as a cumulative translation adjustment in stockholders’ equity.

Non-currency assets and liabilities that are denominated in foreign currencies and marked to market with changes in market value charged to the statement of income, are valued at the spot exchange rate at the balance sheet date, with arising exchange gains or losses recognized in the current year. For similar assets and liabilities where the changes in market value are charged to stockholders’ equity, the spot exchange rate at the balance sheet date is used and any resulting exchange gains or losses are recorded as adjustment items to stockholders’ equity. The exchange rate at the date of transaction is used to record foreign currency-denominated non-currency assets and liabilities measured at cost.

Translation of Foreign Currency Financial Statements

The financial statements of the Branch are translated into New Taiwan Dollars using the spot rates as of each financial statement date for asset and liability accounts, and average exchange rates for profit and loss accounts. The cumulative translation effects from the Branch using functional currencies other than New Taiwan Dollars are included in the cumulative translation adjustment in stockholders’ equity.

Cash Equivalents

Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and with maturity dates that do not present significant risks on changes in value resulting from changes in interest rates, including commercial paper with original maturities of three months or less.

Financial Assets and Financial Liabilities

Based on the R.O.C. Statement of Financial Accounting Standard (SFAS) No. 34 “Accounting for financial instruments” and the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, financial assets are classified as financial assets held for trading, held-to-maturity financial assets, financial assets measured at cost, and available-for-sale financial assets. Financial liabilities are held for trading.

The Company’s purchases and sales of financial assets and liabilities are recognized on the trade date (that is, the date on which the Company commits to purchase or sale the asset and liability). Financial assets and financial liabilities are initially recognized at fair value plus acquisition or issuance costs. Accounting policies prior to, and including, December 31, 2005 are described in Note 3.

8

a.	Financial assets and financial liabilities held for trading

For financial assets and financial liabilities held for short-term sale or repurchase purposes and derivative financial instruments not held for hedging purposes are classified as either financial assets or financial liabilities held for trading.

Financial assets or financial liabilities are subsequently measured at fair value and changes in fair value are recognized in profit and loss. Stocks of listed companies, convertible bonds and close-end funds are measured at closing prices at balance sheet date. Open-end funds are measured at the unit price of the net assets at the balance sheet date.

b.	Held-to-maturity financial assets

Non-derivative financial assets with fixed or determinable payments and fixed maturity are classified as held-to-maturity where the Company has the positive intention and ability to hold to maturity. Investments that are intended to be held to maturity are subsequently measured at amortized cost.

If there is any objective evidence of impairment, impairment loss is recognized by the Company. If subsequently the impairment loss has recovered, and such recovery is evidently related to improvements in events or factors that have originally caused the impairment loss, the Company shall reverse the amount, which will be recorded as profit in the current period. The new cost basis as a result of the reversal shall not exceed the amortized cost prior to the impairment.

c.	Financial assets measured at cost

Equity investments without reliable market prices, including unlisted and emerging stocks, are measured at cost. Where objective evidence of impairment exists, the Company shall recognize impairment loss, which shall not be reversed in subsequent periods.

d.	Available-for-sale financial assets

Available-for-sale financial assets are non-derivative financial assets neither classified as financial assets held for trading, nor held-to-maturity financial assets, loans and receivables. Subsequent measurement is measured at fair value. The gain or loss arising from the change in fair value, excluding impairment loss and exchange gain or loss, is recognized as a separate component of stockholders’ equity until such investment is reclassified or disposed of, upon which the cumulative gain or loss previously charged to stockholders’ equity will be recorded in the income statement.

Stocks of listed companies are measured at closing prices at the balance sheet date.

9

The Company recognizes impairment loss when there is any objective evidence of impairment. Any reduction in the loss of equity investments in subsequent periods will be recognized as adjustment to stockholders’ equity. For debt instruments, if the reduction is clearly related to improvements in the factors or events that have originally caused the impairment, the amount shall be reversed and recognized in the current period’s statement of income.

Derivative financial instruments

a.	Trading purpose: At the date of trading, options are recognized at fair value, while trading derivatives other than options are recognized at a fair value of zero. The derivatives are recorded at fair value at the balance sheet date with changes in fair value charged to the statement of income in the current period.

b.	Hedging purpose: When the Company meets all requirements of hedge accounting, the Company recognizes net influence of hedge instruments and hedged items by different hedge relationships. The accounting procedures are as follows:

Fair value hedges

Hedge instruments are measured at fair value and recognized as profit or loss. The gains and losses attributable to the risk being hedged are adjusted to carrying amount of the hedged item, while concurrently recognized in statement of income.

Cash flow hedges

The gain or loss on the hedging instrument is recognized in stockholders’ equity. Where the forecasted transaction is expected to result in financial assets or financial liabilities, the amounts previously recognized in stockholders’ equity shall be transferred to gain or loss in the same period in which the financial assets or liabilities are expected to affect earnings. If the net loss of the adjustment to stockholders’ equity is considered to be irrecoverable in future periods, the Company shall immediately recognize the loss in the current period.

Allowance for Doubtful Accounts

The allowance for doubtful accounts is provided based on management’s judgment and on the evaluation of collectibility and aging analysis of accounts and other receivables.

Inventories

Inventories are accounted for on a perpetual basis. Raw materials are recorded at actual purchase costs, while the work in process and finished goods are recorded at standard costs and adjusted to actual costs using the weighted-average method at the end of each month. Inventories are stated at the lower of aggregate cost or market value at the balance sheet date. The market values of raw materials and supplies are determined on the basis of replacement cost while the work in process and finished goods are determined by net realizable values. An allowance for loss on decline in market value and obsolescence is provided, when necessary.

10

Long-term Investments Accounted for Under the Equity Method

Long-term investments are recorded at acquisition cost. Investments acquired by contribution of technological know-how are credited to deferred credits among affiliates, which will be amortized to income over a period of 5 years.

Investment income or loss from investments in both listed and unlisted investees is accounted for under the equity method provided that the Company owns at least 20% of the outstanding voting rights of the investees or has significant influence on operating decisions of the investees. The difference of the acquisition cost and the underlying equity in the investee’s net assets is amortized over 5 years. However, effective from January 1, 2006, such a difference is no longer amortized. Arising differences from new acquisitions are analyzed and accounted for in the manner similar to the allocation of acquisition cost as provided in the R.O.C. SFAS No. 25, “Business Combination – Accounting Treatment under Purchase Method”, where goodwill is not subject to amortization.

The change in the Company’s proportionate share in the net assets of its investee resulting from its subscription to additional stock, issued by such investee, at a rate not proportionate to its existing equity ownership in such investee, is charged to the capital reserve and long-term investments account.

Unrealized intercompany gains and losses arising from downstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage while those from transactions with majority-owned (above 50%) subsidiaries are eliminated entirely.

Unrealized intercompany gains and losses arising from upstream transactions with investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage. Unrealized intercompany gains and losses arising from transactions between investees accounted for under the equity method are eliminated in proportion to the Company’s ownership percentage, while those arising from transactions between majority-owned subsidiaries are eliminated in proportion to the Company’s ownership percentage in the subsidiary incurred with a gain or loss.

If the recoverable amount of investees accounted for under the equity method is less than its carrying amount, the difference is to be recognized as impairment loss in the current period.

In compliance with the R.O.C. SFAS No. 23, “Interim Financial Reporting and Disclosures”, gain or losses arising from investments accounted for under the equity method have been recognized as of March 31, 2006 in proportion to the Company’s share ownership in the investees.

11

Property, Plant and Equipment

Property, plant and equipment are stated at cost. Interest incurred on loans used to finance the construction of property, plant and equipment is capitalized and depreciated accordingly. Maintenance and repairs are charged to expense as incurred. Significant renewals and improvements are treated as capital expenditure and are depreciated accordingly. When property, plant and equipment are disposed, their original cost and accumulated depreciation are to be written off and the related gain or loss is classified as non-operating income or expenses. Idle assets are transferred to other assets according to the lower of net book or net realizable value, with the difference charged to non-operating expenses. The corresponding depreciation expenses provided are also classified as non-operating expenses.

Depreciation is provided on a straight-line basis using the estimated economic life of the assets less salvage value, if any. When the estimated economic life expires, property, plant and equipment which are still in use, are depreciated over the newly estimated remaining useful life using the salvage value. The estimated economic life of the property, plant and equipment is as follows: buildings – 20 to 55 years; machinery and equipment – 5 years; transportation equipment – 5 years; furniture and fixtures – 5 years; leased assets – the lease period or estimated economic life, whichever is shorter.

Intangible Assets

Effective from January 1, 2006, goodwill generated from consolidation is no longer subject to amortization.

Technological know-how is stated at cost and amortized over its estimated economic life using the straight-line method.

The Company assesses whether there is any indication of impairment other than temporary. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost.

Deferred Charges

Deferred charges are stated at cost and amortized on a straight-line basis as follows: patent license fees - the term of contract or estimated economic life of the related technology, and software - 3 years.

Prior to, and including December 31, 2005, the issuance costs of convertible and exchangeable bonds were classified as deferred charges and amortized over the life of the bonds. Since January 1, 2006, the amortized amounts as of December 31, 2005 were reclassified as discount of bonds as a contra account to bonds payable. The amounts are amortized based on interest method during remaining life of the bonds. Where the difference between straight-line method and interest method is slight, the bond discounts shall be amortized based on the straight-line method.

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The Company assesses whether there is any indication of other than temporary impairment. If any such indication exists, the recoverable amount is estimated and impairment loss is recognized accordingly. The book value after recognizing the impairment loss is recorded as the new cost basis.

Convertible and Exchangeable Bonds

The excess of the stated redemption price over the par value is accrued as compensation interest payable over the redemption period, using the effective interest method.

When convertible bondholders exercise their conversion rights, the book value of bonds is credited to common stock at an amount equal to the par value of the common stock and the excess is credited to the capital reserve; no gain or loss is recognized on bond conversion.

When exchangeable bondholders exercise their rights to exchange for the reference shares, the book value of the bonds is to be offset against the book value of the investments in reference shares and the related stockholders’ equity accounts, with the difference recognized as gain or loss on disposal of investments.

Based on the R.O.C. SFAS No. 34, “Accounting for financial instruments”, as of January 1, 2006, derivative financial instruments embedded in convertible bonds shall be bifurcated and accounted as financial liabilities with changes in market value recognized in earnings if the economic and risk characteristics of the embedded derivative instrument and the host contract are not clearly and closely related.

Pension Plan

All regular employees are entitled to a defined benefit pension plan that is managed by an independently administered pension fund committee within the Company. The fund is deposited under the committee’s name in the Central Trust of China and hence, not associated with the Company. Therefore the fund shall not be included in the Company’s financial statements. Pension benefits for employees of the Branch are provided in accordance with the local regulations.

The Labor Pension Act of R.O.C. (the Act), which adopts a defined contribution plan, became effective on July 1, 2005. In accordance with the Act, employees may choose to elect either the Act, by retaining their seniority before the enforcement of the Act, or the pension mechanism of the Labor Standards Law. For employees who elect the Act, the Company will make monthly contributions of no less than 6% of the employees’ monthly wages to the employees’ individual pension accounts.

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The accounting for pension is computed in accordance with the R.O.C. SFAS No. 18. For the defined benefit pension, the net pension cost is calculated based on an actuarial valuation, and pension cost components such as service cost, interest cost, expected return on plan assets, the amortization of net obligation at transition, pension gain or loss, and prior service cost, are all taken into consideration. For the defined contribution pension, the Company recognizes the pension amount as expense in the period in which the contribution becomes due.

Employee Stock Option Plan

The Company applies the intrinsic value method to recognize the difference between the market price of the stock and the exercise price of its employee stock option as compensation cost. Starting January 1, 2004, the Company also discloses pro forma net income and earnings per share under the fair value method for only these options granted since January 1, 2004.

Treasury Stock

The Company adopted the R.O.C. SFAS No. 30, which requires that treasury stock held by the Company to be accounted for under the cost method. Cost of treasury stock is shown as a deduction to stockholders’ equity, while gain or loss from selling treasury stock is treated as an adjustment to the capital reserve. The Company’s stock held by its subsidiaries is also treated as treasury stock in the Company’s account.

Revenue Recognition

The main sales term of the Company is Free on Board (FOB) or Free Carrier (FCA). Revenue is recognized when ownership and liability for risk of loss or damage to the products have been transferred to customers, usually upon shipment. Sales returns and discounts taking into consideration customer complaints and past experiences are accrued in the same year of sales.

Capital Expenditure versus Operating Expenditure

Expenditure shall be capitalized when it is probable that future economic benefits associated with the expenditure will flow to the Company and the expenditure amount exceeds a predetermined level. Otherwise it is charged as expense when incurred.

Income Tax

The Company adopted the R.O.C. SFAS No. 22 “Accounting for Income Taxes” for inter-period and intra-period income tax allocation. Provision for income tax includes deferred income tax resulting from temporary differences, loss carry-forward and investment tax credits. Deferred income tax assets and liabilities are recognized for the expected tax consequences of temporary differences between the tax bases of assets and liabilities and their reported amounts in the financial statements using enacted tax rates and laws that will be in effect when the difference is expected to reverse. Valuation allowance on deferred income tax assets is provided to the extent that it is more likely than not that the tax benefits will not be realized.

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According to the R.O.C. SFAS No. 12, the Company recognizes the tax benefit from the purchase of equipment and technology, research and development expenditure, employee training, and certain equity investment, by the flow-through method.

Income tax (10%) on unappropriated earnings is recorded as expense in the year when the shareholders have resolved that the earnings shall be retained.

Earnings per Share

Earnings per share is computed according to the R.O.C. SFAS No. 24. Basic earnings per share is computed by dividing net income (loss) by weighted-average number of common shares outstanding during the year. Diluted earnings per share is computed by taking basic earnings per share into consideration plus additional common shares that would have been outstanding if the dilutive share equivalents had been issued. The net income (loss) would also be adjusted for the interest and other income or expenses derived from any underlying dilutive share equivalents. The weighted-average outstanding shares are adjusted retroactively for stock dividends and bonus share issues.

Asset Impairment

Pursuant to the R.O.C. SFAS No. 35, the Company assesses indicators of impairment for all its assets (except for goodwill) within the scope of the standard at each balance sheet date. If impairment is indicated, the Company compares the carrying amount with the recoverable amount of the assets or the cash-generating unit (CGU) and writes down the carrying amount to the recoverable amount where applicable. The recoverable amount is defined as the higher of fair value less the costs to sell, and the values in use.

For previously recognized losses, the Company assesses, at the balance sheet date, whether there is any indication that the impairment loss may no longer exist or may have diminished. If there is any such indication, the Company recalculates the recoverable amount of the asset. If the recoverable amount increases as a result of the increase in the estimated service potential of the assets, the Company reverses the impairment loss such that the resulting carrying amount of the asset shall not exceed the amount (net of amortization or depreciation), that would otherwise result had no impairment loss been recognized for the assets in prior years.

In addition, a goodwill-allocated CGU or group of CGUs is tested for impairment each year, regardless of whether impairment is indicated. If an impairment test reveals that the carrying amount (including goodwill) of CGU or group of CGUs is greater than its recoverable amount, there is an impairment loss. In allocating impairment losses, the portion of goodwill allocated is to be written down first. After goodwill has been written off, the remaining impairment loss, if any, is to be shared among other assets pro rata to their carrying amount. The write-down in goodwill cannot be reversed under any circumstance in subsequent periods.

Impairment loss (reversal) is classified as non-operating losses (income).

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3.	ACCOUNTING CHANGE

Asset Impairment

The Company had adopted the R.O.C. SFAS No. 35, “Accounting for Asset Impairment” to account for the impairment of its assets for its financial statements started on and after January 1, 2005. No retroactive adjustment is required under the standard. Such a change in accounting principles did not have any influence on the Company’s net income, basic earnings per share after tax, and total assets.

Goodwill

The Company had adopted the R.O.C. SFAS No. 1, “Conceptual Framework of Financial Accounting and Preparation of Financial Statements”, SFAS No. 5, “Long-Term Investments in Equity Securities”, and SFAS No. 25, “Business Combinations - Accounting Treatment under Purchase Method” which have all discontinued the amortization of goodwill.

The above changes in accounting principles increased the Company’s total assets by NT$216 million as of March 31, 2006, and increased the Company’s net income and earnings per share by NT$216 million and NT$0.01, respectively, for the three-month period ended March 31, 2006.

Financial instruments

(1)	The Company had adopted the R.O.C. SFAS No. 34, “Accounting for Financial Instruments” and No. 36, “Disclosure and Presentation of Financial Instruments” to account for the financial instruments in its financial statements beginning on and after January 1, 2006. Some items have already been reclassified according to the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers”, R.O.C. SFAS No. 34 and No. 36 for the three-month period ended March 31, 2006.

(2)	The accounting policies prior to, and including, December 31, 2005 are as follows:

Marketable Securities

Marketable securities are recorded at cost at acquisition and are stated at the lower of aggregate cost or market value at the balance sheet date. Cash dividends are recognized as dividend income at the point of receipt. Costs of money market funds and short-term notes are identified specifically while other marketable securities are determined on the weighted-average method. The market values of listed debts, equity securities and closed-end funds are determined by the average closing price during the last month of the fiscal year. The market value for open-end funds is determined by the net asset value at the balance sheet date. The amount by which the aggregate cost exceeds the market value is reported as a loss in the current year. In subsequent periods, recoveries of the market value are recognized as a gain to the extent that the market value does not exceed the original aggregate cost of the investment.

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Long-Term Investment – Cost Method or Lower of Cost or Market Value Method

Investments of less than 20% of the outstanding voting rights in listed investees, where significant influence on operating decisions of the investees does not reside with the Company, are accounted for by the lower of aggregate cost or market value method. The unrealized loss resulting from the decline in market value of investments that are held for the purpose of long-term investment is deducted from the stockholders’ equity. The market value is determined by the average closing price during the last month of the fiscal year. Investments of less than 20% of the outstanding voting rights in unlisted investees are accounted for under the cost method. Impairment losses for the investees will be recognized if an other than temporary impairment is evident and the book value after recognizing the losses shall be treated as the new cost basis of such investment.

Derivative Financial Instruments

The net receivables or payables resulting from interest rate swap and forward contracts were recorded under current assets or current liabilities.

(3)	The above changes in accounting principles increased the Company’s total assets, total liabilities, and stockholders’ equity by NT$23,648 million, NT$1,326 million, and NT$22,322 million, respectively, as of January 1, 2006 and resulted in a cumulative effect of changes in accounting principles of NT$1,189 million deducted from net income, thereby reducing earnings per share by NT$0.06 for the three-month period ended March 31, 2006.

4.	CONTENTS OF SIGNIFICANT ACCOUNTS

(1)	CASH AND CASH EQUIVALENTS

	As of March 31,
	2006	2005
Cash:
Cash on hand	$1,741	$1,401
Checking and savings accounts	5,232,180	751,419
Time deposits	80,196,910	76,975,842

Subtotal	85,430,831	77,728,662

Cash equivalents:
Government bonds acquired under repurchase agreements	10,941,160	10,970,528

Total	$96,371,991	$88,699,190

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(2)	FINANCIAL ASSETS HELD FOR TRADING, CURRENT

	As of March 31,
	2006	2005
Listed equity securities	$1,259,147	$529,822
Convertible bonds	233,796	1,756,248
Open-end fund	5,075	—
Interest rate swaps	—	51,001

Total	$1,498,018	$2,337,071

During the three-month period ended March 31, 2006 net loss arising from financial assets held for trading was NT$273 million.

(3)	HELD-TO-MATURITY FINANCIAL ASSETS

	As of March 31,
	2006	2005
Credit-linked deposits and repackage bonds	$975,552	$1,383,712
Less: Non-current portion	(200,000)	(1,163,072)

Total	$775,552	$220,640

(4)	NOTES RECEIVABLE

	As of March 31,
	2006	2005
Notes receivable	$2,207	$434

(5)	ACCOUNTS RECEIVABLE, NET

	As of March 31,
	2006	2005
Accounts receivable	$6,060,675	$4,602,467
Less: Allowance for sales returns and discounts	(149,437)	(131,603)
Less: Allowance for doubtful accounts	(62,714)	(81,978)

Net	$5,848,524	$4,388,886

(6)	INVENTORIES, NET

	As of March 31,
	2006	2005
Raw materials	$515,639	$152,485
Supplies and spare parts	1,649,744	1,780,534
Work in process	7,246,956	5,561,108
Finished goods	751,555	534,324

Total	10,163,894	8,028,451
Less: Allowance for loss on decline in market value and obsolescence	(550,681)	(1,116,724)

Net	$9,613,213	$6,911,727

a.	The insurance coverage for inventories was sufficient as of March 31, 2006 and 2005, respectively.

b.	Inventories were not pledged.

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(7)	AVAILABLE-FOR-SALE FINANCIAL ASSETS, NONCURRENT

a.	Details of available-for-sale financial assets are as follows:

	As of March 31,
	2006	2005
Common Stock
MEDIATEK INC.	$19,682,310	$843,392
NOVATEK MICROELECTRONICS CORP.	12,475,819	—
SILICON INTEGRATED SYSTEMS CORP.	4,075,111	—
AU OPTRONICS CORP. (Note)	3,788,076	959,082
FARADAY TECHNOLOGY CORP.	2,733,796	—
MEGA FINANCIAL HOLDING COMPANY	2,336,853	3,108,656
EPITECH TECHNOLOGY CORP.	1,153,864	6,977
KING YUAN ELECTRONICS CO., LTD.	1,069,069	356,781
CHIPBOND TECHNOLOGY CORP.	591,515	174,735
SPRINGSOFT, INC.	445,804	415,728
RECHI PRECISION CO., LTD.	255,687	—
PREMIER IMAGE TECHNOLOGY CORP.	152,644	27,964
UNITED FU SHEN CHEN TECHNOLOGY CORP.	147,312	—
BILLIONTON SYSTEMS INC.	30,316	30,948
C-COM CORP.	23,430	—
PIXTECH, INC.	960	—

Subtotal	48,962,566	5,924,263

Preferred Stock
TAIWAN CEMENT CORP.	1,202,310	—
CHINATRUST FINANCIAL HOLDING COMPANY	206,109	—

Subtotal	1,408,419	—

Total	$50,370,985	$5,924,263

Note :	As of March 31, 2006 and 2005, the Company held 77,625 thousand and 71,215 thousand AU Optronics Corp. shares, of which 73,566 thousand and 66,109 thousand shares, respectively, were designated as reference shares for the Company’s zero coupon exchangeable bonds.

b.	The Company recognized net profit of NT$35,658 million as the adjustment of stockholder’s equity.

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(8)	FINANCIAL ASSETS MEASURED AT COST, NONCURRENT

	As of March 31,
	2006	2005
Common Stock
INDUSTRIAL BANK OF TAIWAN CORP.	$1,139,196	$1,139,196
SUBTRON TECHNOLOGY CO., LTD.	172,800	172,800
UNITED INDUSTRIAL GASES CO., LTD.	146,250	146,250
“EPITECH TECHNOLOGY CORP.” (Note)	—	114,153

Subtotal	1,458,246	1,572,399

Preferred Stock
TAIWAN HIGH SPEED RAIL CORP.	300,000	300,000

Others
PACIFIC TECHNOLOGY PARTNERS, L.P.	349,607	336,099
PACIFIC UNITED TECHNOLOGY, L.P.	169,160	126,560

Subtotal	518,767	462,659

Total	$2,277,013	$2,335,058

Note:	As of August 1, 2005, the Company’s former investee, “EPITECH TECHNOLOGY CORP.” (accounted for as financial asset measured at cost) merged into SOUTH EPITAXY CO., LTD. (accounted for as an available-for-sale financial asset) and was retained as EPITECH TECHNOLOGY CORP. One share of the former investee, “EPITECH TECHNOLOGY CORP.” was exchanged for 1.36 shares of EPITECH TECHNOLOGY CORP.

(9)	LONG-TERM INVESTMENTS ACCOUNTED FOR UNDER THE EQUITY METHOD

a.	Details of long-term investments accounted for under the equity method are as follows:

	As of March 31,
	2006		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Listed companies
UMC JAPAN	$5,969,510	48.95	$7,880,422	47.42
HOLTEK SEMICONDUCTOR INC.	879,126	24.81	761,265	25.23
ITE TECH. INC.	345,242	22.07	286,580	22.23
UNIMICRON TECHNOLOGY CORP.	4,282,188	20.40	3,568,006	21.29
FARADAY TECHNOLOGY CORP. (Note A)	—	—	844,510	18.38
SILICON INTEGRATED SYSTEMS CORP. (Note A, B)	—	—	2,820,144	16.16
NOVATEK MICROELECTRONICS CORP. (Note A)	—	—	1,552,825	15.74
APTOS (TAIWAN) CORP. (Note C)	—	—	135,017	9.72

Subtotal	11,476,066		17,848,769

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	As of March 31,
	2006		2005
Investee Company	Amount	Percentage of Ownership or Voting Rights	Amount	Percentage of Ownership or Voting Rights
Unlisted companies
UMC GROUP (USA)	780,741	100.00	723,335	100.00
UNITED MICROELECTRONICS (EUROPE) B.V.	274,361	100.00	287,742	100.00
UMC CAPITAL CORP.	2,087,983	100.00	1,297,834	100.00
UNITED MICROELECTRONICS CORP. (SAMOA)	13,489	100.00	5,793	100.00
UMCI LTD. (Note D)	9,619	100.00	21,871,510	100.00
TLC CAPITAL CO., LTD.	2,947,999	100.00	—	—
FORTUNE VENTURE CAPITAL CORP. (Note E)	4,777,043	99.99	3,802,525	99.99
UNITED MICRODISPLAY OPTRONICS CORP.	285,275	86.72	387,136	83.48
PACIFIC VENTURE CAPITAL CO., LTD.	298,422	49.99	302,971	49.99
UNITECH CAPITAL INC.	673,981	42.00	711,437	42.00
HSUN CHIEH INVESTMENT CO., LTD. (Note F)	4,485,473	36.49	10,398,269	99.97
THINTEK OPTRONICS CORP. (Note G)	32,470	27.82	35,650	14.26
HIGHLINK TECHNOLOGY CORP. (Note G)	283,063	18.99	—	—
XGI TECHNOLOGY INC. (Note G)	71,704	16.51	—	—
AMIC TECHNOLOGY CORP. (Note G)	58,166	11.86	66,932	11.83
UNITED FOUNDRY SERVICE, INC. (Note H)	—	—	106,190	100.00
TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.)	—	—	1,032,450	45.35

Subtotal	17,079,789		41,029,774

Total	$28,555,855		$58,878,543

Note A:	In the first quarter of 2006 as the Company determined it did not have significant influence over the investee, as well as in compliance with the R.O.C. SFAS No. 34, the investee was classified as available-for-sale financial asset.
Note B:	The ending balance as of March 31, 2005 of NT$2,820 million was computed by deducting the Company’s stock held by the investee (treated as treasury stock by the Company), amounting NT$1,299 million from the cost of investment balance at period-end of NT$4,119 million.
Note C:	As of September 1, 2005 the Company’s former investee, Aptos (Taiwan) Corp. (accounted for under the equity method), merged into Chipbond Technology Corp. (accounted for as an available-for-sale financial asset) Three shares of Aptos (Taiwan) Corp. were exchanged for one share of Chipbond Technology Corp.
Note D:	Based on the resolution of the board of directors’ meeting on August 26, 2004 UMCI had transferred its business, operations, and assets to the Branch since April 1, 2005.

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Note E:	As of March 31, 2006 and 2005 the cost of investment was NT$4,949 million and NT$3,974 million, respectively. After deducting the Company’s stock held by the subsidiary (treated as treasury stock by the Company) of NT$172 million in both years, the residual book values totalled NT$4,777 million and NT$3,803 million as of March 31, 2006 and 2005, respectively.
Note F:	As of January 27, 2006, the Company sold 58,500 thousand shares of HSUN CHIEH INVESTMENT CO., LTD. The share ownership decreased from 99.97% to 36.49%. As the company ceased to be a subsidiary, the Company’s stock held by HSUN CHIEH INVESTMENT CO., LTD. was no longer treated as treasury stock. Consequently, the effect on the Company’s long-term equity investment and stockholders’ equity are simultaneously amounted to NT$10,881 million.

The ending balance as of March 31, 2005 of NT$10,398 million was computed by deducting the Company’s stock held by the investee (treated as treasury stock by the Company), amounting NT$20,137 million from the cost of investment balance at period-end of NT$30,535 million.

Note G:	The equity method was applied for investees, in which the total ownership held by the Company and its subsidiaries is over 20%.

Note H:	UNITED FOUNDRY SERVICE, INC. was liquidated in April 2005. All businesses, operations, and assets of the company were transferred to UMC GROUP (USA).

b.	Total loss arising from investments accounted for under the equity method, which were based on the reviewed financial statements of the investees, were NT$2 million and NT$1,705 million for the three-month period ended March 31, 2006 and 2005, respectively. Among which, investment income amounting to NT$293 million and NT$113 million from the respective long-term investment balances of NT$5,161 million and NT$4,329 million for the three-month period ended March 31, 2006 and 2005, respectively, were determined based on the investees’ financial statements reviewed by other auditors.

c.	The long-term investments were not pledged.

d.	The difference between investment cost and net assets were accrued from goodwill. The changes in the first quarter of 2006 are as follows:

	As of January 1, 2006	Increase	Decrease	As of March 31, 2006
Goodwill	$32,967	$7,774	$—	$40,741

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(10)	PROPERTY, PLANT AND EQUIPMENT

	As of March 31, 2006
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	1,132,576
Buildings	16,251,168	(4,846,656)	11,404,512
Machinery and equipment	375,349,360	(257,243,101)	118,106,259
Transportation equipment	81,815	(58,843)	22,972
Furniture and fixtures	2,286,096	(1,580,567)	705,529
Construction in progress and prepayments	11,555,578	—	11,555,578

Total	$406,656,593	$(263,729,167)	$142,927,426

	As of March 31, 2005
	Cost	Accumulated Depreciation	Book Value
Land	$1,132,576	$—	$1,132,576
Buildings	13,138,338	(4,004,891)	9,133,447
Machinery and equipment	309,472,488	(207,287,021)	102,185,467
Transportation equipment	82,267	(53,976)	28,291
Furniture and fixtures	1,993,757	(1,296,137)	697,620
Construction in progress and prepayments	15,706,283	—	15,706,283

Total	$341,525,709	$(212,642,025)	$128,883,684

a.	Total interest expense before capitalization amounted to NT$284 million for the three-month period ended March 31, 2005.

Details of capitalized interest are as follows:

	For the three-month period ended March 31,
	2006	2005
Machinery and equipment	$—	$67,044
Other property, plant and equipment	—	1,191

Total interest capitalized	$—	$68,235

Interest rates applied	—	2.96%~2.99%

b.	The insurance coverage for property, plant and equipment was sufficient as of March 31, 2006 and 2005.

c.	Please refer to Note 6 for property, plant and equipment pledged as collateral.

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(11)	OTHER ASSETS – OTHERS

	As of March 31,
	2006	2005
Leased assets	1,365,667	$1,373,621
Deposits-out	542,976	571,583
Others	59,118	122,159

Total	$1,967,761	$2,067,363

a.	The insurance coverage for leased assets was sufficient as of March 31, 2006 and 2005.

b.	Please refer to Note 6 for deposits-out pledged as collateral.

(12)	SHORT-TERM LOANS

	As of March 31,
	2006	2005
Unsecured bank loans	$—	$3,857,640

Interest rates	—	2.98%~3.54%

The Company’s unused short-term lines of credits amounted to NT$7,974 million and NT$6,528 million as of March 31, 2006 and 2005, respectively.

(13)	FINANCIAL LIABILITIES HELD FOR TRADING, CURRENT

	As of March 31,
	2006	2005
Interest rate swaps	$784,198	$—
Derivatives embedded in exchangeable bonds	728,322	—
Derivatives embedded in credit-linked deposits and repackage bonds	18,951	—
Forward contracts	—	93,975

Total	$1,531,471	$93,975

During the three-month period ended March 31, 2006 net loss arising from financial liabilities held for trading was NT$48 million.

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(14)	BONDS PAYABLE

	As of March 31,
	2006	2005
Secured domestic bonds payable	$—	$570,003
Unsecured domestic bonds payable	30,500,000	32,750,000
Convertible bonds payable	12,391,686	—
Exchangeable bonds payable	3,180,446	3,095,282
Less: discounts on bonds payable	(145,647)	—

Total	45,926,485	36,415,285
Less: Current portion	(10,250,000)	(2,820,003)

Net	$35,676,485	$33,595,282

a.	On April 27, 2000, the Company issued five-year secured bonds amounting to NT$3,990 million. The interest was paid semi-annually with a stated interest rate of 5.6%. The bonds were repayable in installments every six months from April 27, 2002 to April 27, 2005. On April 27, 2005, the bonds were fully repaid.

b.	During the period from April 16 to April 27, 2001, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 5.1195% through 5.1850% and 5.2170% through 5.2850%, respectively. The five-year bonds and seven-year bonds are repayable starting from April 2004 to April 2006 and April 2006 to April 2008, respectively, both in three yearly installments at the rates of 30%, 30% and 40%.

c.	During the period from October 2 to October 15, 2001, the Company issued three-year and five-year unsecured bonds totaling NT$10,000 million, each with a face value of NT$5,000 million. The interest is paid annually with stated interest rates of 3.3912% through 3.420% and 3.4896% through 3.520%, respectively. The three-year bonds were repaid at 100% of its principal amount during the period from October 2 to October 15, 2004. The five-year bonds will be repayable in October 2006, upon the maturity of the bonds.

d.	On May 10, 2002, the Company issued LSE listed zero coupon exchangeable bonds. The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$235 million

(b)	Period: May 10, 2002 ~ May, 10 2007

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(c)	Redemption

i.	The Company may redeem the bonds, in whole or in part, after three months of the issuance and prior to the maturity date, at their principal amount if the closing price of the AUO common shares on the TSE, translated into US dollars at the prevailing exchange rate, for a period of 20 consecutive trading days, the last of which occurs not more than 10 days prior to the date upon which notice of such redemption is published, is at least 120% of the exchange price then in effect translated into US dollars at the rate of NTD34.645=USD 1.00.

ii.	The Company may redeem the bonds, in whole, but not in part, if at least 90% in principal amount of the bonds has already been exchanged, redeemed or purchased and cancelled.

iii.	The Company may redeem all, but not part, of the bonds, at any time, in the event of certain changes in the R.O.C.’s tax rules which would require the Company to gross up for payments of principal, or to gross up for payments of interest or premium.

iv.	The Company will, at the option of the bondholders, redeem such bonds on February 10, 2005 at its principal amount.

(d)	Terms of Exchange

i.	Underlying securities: ADS or Common Share of AU OPTRONICS CORP.

ii.	Exchange Period: The bonds are exchangeable at any time on or after June 19, 2002 and prior to April 10, 2007, into AUO common shares or AUO ADSs; provided, however, that if the exercise date falls within 5 business days from the beginning of, and during, any closed period, the right of the exchanging holder of the bonds to vote with respect to the shares it receives will be subject to certain restrictions.

iii.	Exchange Price and Adjustment: The exchange price is NTD46.10 per share, determined on the basis of a fixed exchange rate of NTD34.645=USD1.00. The exchange price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

(e)	Exchange of the Bonds

As of March 31, 2006 and 2005, certain bondholders have exercised their rights to exchange their bonds with the total principal amount of both US$137 million into AUO shares. However, no bonds were exchanged during three-month periods ended March 31, 2006 and 2005, respectively.

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e.	During the period from May 21 to June 24, 2003, the Company issued five-year and seven-year unsecured bonds totaling NT$15,000 million, each with a face value of NT$7,500 million. The interest is paid annually with stated interest rates of 4.0% minus USD 12-Month LIBOR and 4.3% minus USD 12-Month LIBOR, respectively. Stated interest rates are reset annually based on the prevailing USD 12-Month LIBOR. The five-year bonds and seven-year bonds are repayable in 2008 and 2010, respectively, upon the maturity of the bonds.

f.	On October 5, 2005, the Company issued zero coupon convertible bonds on the EuroMTF Market of Luxembourg Stock Exchange (LSE). The terms and conditions of the bonds are as follows:

(a)	Issue Amount: US$381.4 million

(b)	Period: October 5, 2005 ~ February 15, 2008 (Maturity date)

(c)	Redemption:

i	On or at any time after April 5, 2007, if the closing price of the ADSs listed on the NYSE has been at least 130% of either the conversion price or the last adjusted conversion price, for 20 out of 30 consecutive ADS trading days, the Company may redeem all, but not some only, of the bonds.

ii	If at least 90% in principal amount of the bonds have already been redeemed, repurchased, cancelled or converted, the Company may redeem all, but not some only, of the bonds.

iii.	In the event that the Company’s ADSs or shares have officially cease to be listed or admitted for trading on the New York Stock Exchange or the Taiwan Stock Exchange, as the case may be, each bondholder shall have the right, at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

iv.	In the event of certain changes in taxation in the R.O.C. resulting in the Company becoming required to pay additional amounts, the Company may redeem all, but not part, of the bonds at their principal amount; bondholders may elect not to have their bonds redeemed by the Company in such event, in which case the bondholders shall not be entitled to receive payments of such additional amounts.

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v.	If a change of control occurs with respect to the Company, each bondholder shall have the right at such bondholder’s option, to require the Company to repurchase all, but not in part, of such bondholder’s bonds at their principal amount.

vi.	The Company will pay the principal amount of the bonds at its maturity date, February 15, 2008.

(d)	Conversion:

i	Conversion Period: Except for the closed period, the bonds may be converted into the Company’s ADSs on or after November 4, 2005 and on or prior to February 5, 2008.

ii	Conversion Price and Adjustment: The conversion price is US$3.814 per ADS. The applicable conversion price will be subject to adjustments upon the occurrence of certain events set out in the indenture.

g.	Repayments of the above bonds in the future years are as follows:

(assuming the convertible bonds and exchangeable bonds are both paid off upon maturity)

Bonds repayable in	Amount
2006	$10,250,000
2007	5,430,446
2008	22,891,686
2009	—
2010 and thereafter	7,500,000

Total	$46,072,132

(15)	PENSION FUND

The pension cost was NT$167 million and NT$165 million for the three-month period ended March 31, 2006 and 2005, respectively. The remaining balance of pension fund deposited at the Central Trust of China was NT$1,113 million and NT$986 million as of March 31, 2006 and 2005, respectively.

(16)	CAPITAL STOCK

a.	As of March 31, 2005 22,000,000 thousand common shares were authorized to be issued and 17,828,545 thousand common shares were issued, each at a par value of NT$10.

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b.	The Company has issued a total of 250,987 thousand ADSs which were traded on the NYSE as of March 31, 2005. The total number of common shares of the Company represented by all issued ADSs was 1,254,936 thousand shares (one ADS represents five common shares).

c.	On April 26, 2005 the Company cancelled 49,114 thousand shares of treasury stocks, which were bought back during the period from February 20 to April 19, 2002 for transfer to employees.

d.	As recommended by the board of directors, and amended and approved by the shareholders on the meeting held on June 13, 2005, the Company issued 1,956,022 thousand new shares from capitalization of retained earnings that amounted to NT$19,560 million, of which NT$17,587 million were stock dividends and NT$1,973 million were employees’ bonus.

e.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 95,814 thousand shares were exercised during 2005. The effective dates of capitalization were March 15, September 28 and December 26, 2005.

f.	Among the employee stock options issued by the Company on October 7, 2002 and January 3, 2003, 50,531 thousand shares were exercised during the first quarter of 2006.

g.	As of March 31, 2006, 26,000,000 thousand common shares were authorized to be issued and 19,845,234 thousand common shares were issued, each at a par value of NT$10.

h.	The Company has issued a total of 276,820 thousand ADSs which were traded on the NYSE as of March 31, 2006. The total number of common shares of the Company represented by all issued ADSs was 1,384,102 thousand shares (one ADS represents five common shares).

(17)	EMPLOYEE STOCK OPTIONS

On September 11, 2002, October 8, 2003, September 30, 2004, and December 22, 2005, the Company was authorized by the Securities and Futures Bureau of the Financial Supervisory Commission, Executive Yuan, to issue employee stock options with a total number of 1 billion, 150 million, 150 million, and 350 million units, respectively. Each unit entitles an optionee to subscribe to 1 share of the Company’s common stock. Settlement upon the exercise of the options will be made through the issuance of new shares by the Company. The exercise price of the options was set at the closing price of the Company’s common stock on the date of grant. The grant period for the options is 6 years and an optionee may

29

exercise the options in accordance with certain schedules as prescribed by the plan starting 2 years from the date of grant. Detailed information relevant to the employee stock options is disclosed as follows:

Date of grant	Total number of options granted (in thousands)	Total number of options outstanding (in thousands)	Exercise price (NTD)
October 7, 2002	939,000	610,359	$15.9
January 3, 2003	61,000	48,737	$17.9
November 26, 2003	57,330	47,640	$25.0
March 23, 2004	33,330	24,160	$23.2
July 1, 2004	56,590	47,080	$20.9
October 13, 2004	20,200	15,690	$18.0
April 29, 2005	23,460	19,280	$16.6
August 16, 2005	54,350	47,260	$21.9
September 29, 2005	51,990	51,018	$20.0
January 4, 2006	39,290	36,340	$18.3

a.	Summary of the Company’s stock option plan and related information for the three-month periods ended March 31, 2006 and 2005 are as follows:

	For the three-month period ended March 31,
	2006		2005
	Option (in thousands)	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
Outstanding at beginning of year	975,320	$17.5	973,858	$17.0
Granted	39,290	$18.3	—	$—
Exercised	(50,531)	$15.9	(36,563)	$15.9
Forfeited	(16,515)	$19.2	(7,314)	$18.3

Outstanding at end of period	947,564	$17.6	929,981	$17.0

Exercisable at end of period	502,264		357,276

Weighted-average fair value of options granted during the period (NTD)	$5.4		$—

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b.	The information of the Company’s outstanding stock options as of March 31, 2006 is as follows:

	Range of Exercise Price	Outstanding Stock Options			Exercisable Stock Options
Authorization Date		Option (in thousands)	Weighted-average Expected Remaining Years	Weighted-average Exercise Price (NTD)	Option (in thousands)	Weighted-average Exercise Price (NTD)
2002.09.11	$15.9~$17.9	659,096	0.9	$16.0	466,219	$16.1
l2003.10.08	$20.9~$25.0	118,880	2.3	$23.0	36,045	$24.4
2004.09.30	$16.6~$21.9	133,248	3.7	$19.9	—	$—
2005.12.22	$18.3	36,340	4.1	$18.3	—	$—

		947,564		$17.6	502,264	$16.7

c.	The Company has used the intrinsic value method to recognize compensation costs for its employee stock options issued since January 1, 2004. The compensation costs for the three-month period ended March 31, 2006 and 2005 are both NT$0. Pro forma information using the fair value method on net income and earnings per share is as follows:

	For the three-month period ended March 31, 2006
	Basic earnings per share	Diluted earnings per share
Net Income	$12,286,260	$12,201,315
Earnings per share (NTD)	$0.67	$0.64
Pro forma net income	$12,194,544	$12,109,599
Pro forma earnings per share (NTD)	$0.66	$0.64

	For the three-month period ended March 31, 2005 (Retroactively adjusted)
	Basic earnings per share	Diluted earnings per share
Net Income	$1,518,680	$1,518,680
Earnings per share (NTD)	$0.08	$0.08
Pro forma net income	$1,484,559	$1,484,559
Pro forma earnings per share (NTD)	$0.08	$0.08

The fair value of the options granted after January 1, 2004, was estimated at the date of grant using the Black-Scholes options pricing model with the following weighted-average assumptions for the three-month period ended March 31, 2006: expected dividend yield of 1.88%; volatility of the expected market price of the Company’s common stock of 39.68%; risk-free interest rate of 1.88%; and a weighted-average expected life of the options of 4.4 years.

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(18)	TREASURY STOCK

a.	The Company bought back its own shares from the open market during the three-month period ended March 31, 2006 and 2005. Details of the treasury stock transactions are as follows:

For the three-month period ended March 31, 2006

(In thousands of shares)

Purpose	As of January 1, 2006	Increase	Decrease	As of March 31, 2006
For transfer to employees	442,067	—	—	442,067
For conversion of the convertible bonds into shares	500,000	—	—	500,000
For retainment of the Company’s creditability and stockholders’ interests	—	815,747	—	815,747

Total shares	942,067	815,747	—	1,757,814

For the three-month period ended March 31, 2005

(In thousands of shares)

Purpose	As of January 1, 2005	Increase	Decrease	As of March 31, 2005
For transfer to employees	241,181	—	—	241,181

b.	According to the Securities and Exchange Law of the R.O.C., the total shares of treasury stock shall not exceed 10% of the Company’s issued stock, and the total purchase amount shall not exceed the sum of the retained earnings, capital reserve – premiums, and realized capital reserve. As such, the maximum shares of treasury stock that the Company could hold as of March 31, 2006 and 2005, was 1,984,523 thousand and 1,782,855 thousand, while the ceiling amount was NT$84,700 million and NT$86,573 million, respectively. As of March 31, 2006 and 2005, the shares of treasury stock held by the Company was 1,757,814 thousand and 241,181 thousand, amounting to NT$37,281 million and NT$7,376 million, respectively.

c.	Pursuant to the Securities and Exchange Law of the R.O.C., treasury stock shall not be pledged, nor shall it constitute voting rights and the right to receive dividend.

d.	As of March 31, 2006, the Company’s subsidiaries, FORTUNE VENTURE CAPITAL CORP., held 21,846 thousand shares of the Company’s stock, with a book value of NT$20.5 per share. The closing price on March 31, 2006 was NT$20.5.

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As of March 31, 2005, the Company’s subsidiaries, HSUN CHIEH INVESTMENT CO., LTD., FORTUNE VENTURE CAPITAL CORPORATION, and SILICON INTEGRATED SYSTEMS CORP. each held 543,732 thousand shares, 19,808 thousand shares and 388,522 thousand shares of the Company’s stock, with a book value of NT$19.49, NT$8.68 and NT$19.49 per share, respectively. The average closing price of the Company’s stock during March 2005 was NT$19.49.

(19)	RETAINED EARNINGS AND DIVIDEND POLICIES

According to the Company’s Articles of Incorporation, current year’s earnings, if any, shall be distributed in the following order:

a.	Payment of all taxes and dues;

b.	Offset prior years’ operation losses;

c.	Set aside 10% of the remaining amount after deducting items (a) and (b) as a legal reserve;

d.	Set aside 0.1% of the remaining amount after deducting items (a), (b), and (c) as directors’ and supervisors’ remuneration; and

e.	After deducting items (a), (b), and (c) above from the current year’s earnings, no less than 5% of the remaining amount together with the prior years’ unappropriated earnings is to be allocated as employees’ bonus, which will be settled through issuance of new shares of the Company, or cash. Employees of the Company’s subsidiaries, meeting certain requirements determined by the board of directors, are also eligible for the employees’ bonus.

f.	The distribution of the remaining portion, if any, will be recommended by the board of directors and approved through the shareholders’ meeting.

The Company is currently in its growth stage; the policy for dividend distribution should reflect factors such as the current and future investment environment, fund requirements, domestic and international competition and capital budgets; as well as the benefit of shareholders, share bonus equilibrium, and long-term financial planning. The board of directors shall make the distribution proposal annually and present it at the shareholders’ meeting. The Company’s Articles of Incorporation further provide that no more than 80% of the dividends to shareholders, if any, must be paid in the form of stock dividends. Accordingly, at least 20% of the dividends must be paid in the form of cash.

The distribution of retained earnings for the year 2005 was approved by the board of directors on March 17, 2006 and the distribution of retained earnings for the year 2004 was approved at the shareholders’ meeting held on June 13, 2005. The details of distribution are as follows:

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	2005	2004
Cash Dividend	$0.40 per share	$0.10 per share
Stock Dividend	$0.05 per share	$1.03 per share
Employees’ bonus – Cash Dividend (NTD thousands)	305,636	—
Employees’ bonus – Stock Dividend (NTD thousands)	458,454	1,972,855
Directors’ and Supervisors’ remuneration (NTD thousands)	6,324	27,006

Pursuant to Article 41 of the Securities and Exchange Law of the R.O.C., a special reserve is set aside from the current net income and unappropriated earnings from prior years for items that are accounted for as deductions to stockholders’ equity, such as unrealized loss on financial instruments and cumulative translation adjustments. However, there are the following exceptions for the Company’s investees’ unrealized loss on long-term investments arising from the merger, which was recognized by the Company in proportion to its ownership percentage:

a.	According to the explanatory letter No. 101801 of the Securities and Futures Commission (SFC), if the Company recognizes the investees’ capital reserve—excess from the merger in proportion to the ownership percentage—then the special reserve is exempted for the amount originated from the acquisition of the long-term investments.

b.	However, if the Company and its investees transfer a portion of the capital reserve to increase capital, a special reserve equal to the amount of the transfer shall be provided according to the explanatory letter No. 101801-1 of the SFC.

c.	In accordance with the explanatory letter No. 170010 of the SFC applicable to listed companies, when the market value of the Company’s stock held by its subsidiaries at period-end is lower than the book value, the Company shall provide a special reserve in proportion to its ownership percentage.

For the 2004 appropriations approved by the shareholders’ meeting on June 13, 2005, unrealized loss on long-term investments exempted from the provision of special reserve pursuant to the above regulations amounted to NT$18,667 million.

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(20)	OPERATING COSTS AND EXPENSES

The Company’s personnel, depreciation, and amortization expenses incurred in the first quarter ended March 31, 2006 and 2005 are summarized as follows:

	For the three-month period ended March 31,
	2006			2005
	Operating costs	Operating expenses	Total	Operating costs	Operating expenses	Total
Personnel expenses
Salary	$1,524,724	$408,197	$1,932,921	$42,728	$201,051	$243,779
Labor and health insurance	105,676	29,659	135,335	101,281	27,096	128,377
Pension	130,153	37,067	167,220	121,102	43,713	164,815
Other personnel expenses	18,624	7,515	26,139	12,791	3,358	16,149
Depreciation	11,105,986	560,419	11,666,405	9,839,240	448,361	10,287,601
Amortization	49,652	367,495	417,147	19,025	388,198	407,223

The numbers of employees as of March 31, 2006 and 2005 were 12,428 and 10,763, respectively.

(21)	INCOME TAX

a.	Reconciliation between the income tax expense and the income tax calculated on pre-tax financial statement income based on the statutory tax rate is as follows:

	For the three-month period ended March 31,
	2006	2005
Income tax on pre-tax income at statutory tax rate	$3,803,548	$379,684
Permanent differences	(3,866,913)	(8,223)
Change in investment tax credit	383,421	3,692,818
Change in valuation allowance	(320,056)	(4,064,279)
Tax accrual	700,000	—
Income tax on interest revenue separately taxed	273	97

Income tax expense	$700,273	$97

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b.	Significant components of deferred income tax assets and liabilities are as follows:

	As of March 31,
	2006		2005
	Amount	Tax effect	Amount	Tax effect
Deferred income tax assets
Investment tax credit		$13,225,624		$17,726,693
Loss carry-forward	$13,372,060	3,343,015	$16,861,498	4,215,375
Pension	3,021,968	755,492	2,709,998	677,500
Allowance on sales returns and discounts	752,659	188,165	334,102	83,525
Allowance for loss on decline in market value and obsolescence of inventories	174,550	43,637	1,116,724	279,181
Others	240,510	60,127	73,539	18,385

Total deferred income tax assets		17,616,060		23,000,659
Valuation allowance		(8,355,306)		(11,496,931)

Net deferred income tax assets		9,260,754		11,503,728

Deferred income tax liabilities
Unrealized exchange gain	(159,969)	(39,992)	(578,490)	(144,622)
Depreciation	(7,539,435)	(1,884,859)	(16,092,806)	(4,023,202)

Total deferred income tax liabilities		(1,924,851)		(4,167,824)

Total net deferred income tax assets		$7,335,903		$7,335,904

Deferred income tax assets – current		$7,552,307		$6,578,384
Deferred income tax liabilities – current		(39,992)		(144,622)
Valuation allowance		(2,960,145)		(3,954,865)

Net		4,552,170		2,478,897

Deferred income tax assets – noncurrent		10,063,753		16,422,275
Deferred income tax liabilities – noncurrent		(1,884,859)		(4,023,202)
Valuation allowance		(5,395,161)		(7,542,066)

Net		2,783,733		4,857,007

Total deferred income tax asset		$7,335,903		$7,335,904

c.	The Company’s income tax returns for all fiscal years up to 2003 have been assessed and approved by the R.O.C. Tax Authority.

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d.	Pursuant to the R.O.C. “Statute for the Establishment and Administration of Science Park”, the Company was granted several four-year income tax exemption periods with respect to income derived from the expansion of operations. The starting date of the exemption period attributable to the expansion in 2001 had not yet been decided. The income tax exemption for other periods will expire on December 31, 2010.

e.	The Company earns investment tax credits for the investments in production equipment, research and development, and employee training.

As of March 31, 2006, the Company’s unused investment tax credits are as follows:

Year of expiration	Investment tax credits earned	Balance of unused investment tax credits
2006	$3,040,945	$3,040,945
2007	1,619,395	1,619,395
2008	6,281,807	6,281,807
2009	1,709,075	1,709,075
2010	574,402	574,402

Total	$13,225,624	$13,225,624

f.	Under the rules of the Income Tax Law of the R.O.C., net loss can be carried forward for 5 years. As of March 31, 2006, the unutilized accumulated loss is as follows:

Year of expiration	Accumulated loss	Unutilized accumulated loss
2006	$10,856,896	$9,557,026
2007	3,773,826	3,773,826
2008 (Transferred in from merger with SiSMC)	2,283	2,283
2009 (Transferred in from merger with SiSMC)	38,925	38,925

Total	$14,671,930	$13,372,060

g.	The expected creditable ratio for 2005 and the actual creditable ratio for 2004 was 0.61% and 0.35%, respectively.

h.	The Company’s earnings generated in the year ended December 31, 1997 and prior years have been fully appropriated.

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(22)	EARNINGS PER SHARE

a.	The Company’s capital structure is composed mainly of zero coupon convertible bonds and employee stock options. Therefore, under consideration of such complex structure, the calculated basic and diluted earnings per share for the three-month period ended March 31, 2006 and 2005, are disclosed as follows:

	For the three-month period ended March 31, 2006
	Amount		Shares expressed in thousands	Earnings per share (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$14,175,048	$13,474,775	18,454,530	$0.76	$0.73
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$12,986,533	$12,286,260		$0.70	$0.67

Effect of dilution
Employee stock options	$—	$—	98,695
Convertible bonds payable	$(84,945)	$(84,945)	500,000
Earning per share-diluted:
Income from continuing operations	$14,090,103	$13,389,830	19,053,225	$0.74	$0.70
Cumulative effect of changes in accounting principles	(1,188,515)	(1,188,515)		(0.06)	(0.06)

Net income	$12,901,588	$12,201,315		$0.68	$0.64

	For the three-month period ended March 31, 2005 (retroactively adjusted)
	Amount		Shares expressed in thousands	Earnings per share (NTD)
	Income before income tax	Net income		Income before income tax	Net income
Earning per share-basic (NTD)
Income from continuing operations	$1,518,777	$1,518,680	18,502,837	$0.08	$0.08
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$1,518,777	$1,518,680		$0.08	$0.08

Effect of dilution
Employee stock options	$—	$—	84,506
Earning per share-diluted:
Income from continuing operations	$1,518,777	$1,518,680	18,587,343	$0.08	$0.08
Cumulative effect of changes in accounting principles	—	—		—	—

Net income	$1,518,777	$1,518,680		$0.08	$0.08

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b.	Pro forma information on earnings as if subsidiaries’ investment in the Company is not treated as treasury stock is set out as follows:

(shares expressed in thousands)	For the three-month period ended March 31, 2006
	Basic	Diluted
Net income	$12,286,260	$12,201,315

Weighted-average of shares outstanding:
Beginning balance	18,852,636	18,852,636
Purchase of 815,747 thousand shares of treasury stock from January 1 to March 31, 2006	(207,319)	(207,319)
Exercise of 50,531 thousand units of employee stock options	10,968	10,968
Dilutive shares of employee stock options accounted for under treasury stock method	—	98,695
Dilutive shares issued assuming conversion of bonds	—	500,000

Ending balance	18,656,285	19,254,980

Earnings per share
Net income (NTD)	$0.66	$0.63

(shares expressed in thousands)	For the three-month period ended March 31, 2005 (retroactively adjusted)
	Basic	Diluted
Net income	$1,518,680	$1,518,680

Weighted-average of shares outstanding:
Beginning balance	17,550,801	17,550,801
Stock dividends and employees’ bonus at 11.4% in 2005	2,009,072	2,009,072
Exercise of 36,563 thousand units of employee stock options	4,010	4,010
Dilutive shares of employee stock options accounted for under treasury stock method	—	84,506

Ending balance	19,563,883	19,648,389

Earnings per share
Net income (NTD)	$0.08	$0.08

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5.	RELATED PARTY TRANSACTIONS

(1)	Name and Relationship of Related Parties

Name of related parties	Relationship with the Company
UMC GROUP (USA) (UMC-USA)	Equity Investee

UNITED FOUNDRY SERVICE, INC. (liquidated in April 2005)	Equity Investee

UNITED MICROELECTRONICS (EUROPE) B.V. (UME BV)	Equity Investee

UMC CAPITAL CORP.	Equity Investee

UNITED MICROELECTRONICS CORP. (SAMOA)	Equity Investee

FORTUNE VENTURE CAPITAL CORP. (FORTUNE)	Equity Investee

HSUN CHIEH INVESTMENT CO., LTD. (HSUN CHIEH)	Equity Investee

UMCI LTD. (UMCI)	Equity Investee

UNITED MICRODISPLAY OPTRONICS CORP.	Equity Investee

UMC JAPAN (UMCJ)	Equity Investee

TOPPAN PHOTOMASKS TAIWAN LTD. (formerly DUPONT PHOTOMASKS TAIWAN LTD.) (TOPPAN) (Disposed in March 2006)	Equity Investee

HOLTEK SEMICONDUCTOR INC. (HOLTEK)	Equity Investee

UNITECH CAPITAL INC.	Equity Investee

ITE TECH. INC.	Equity Investee

UNIMICRON TECHNOLOGY CORP.	Equity Investee

AMIC TECHNOLOGY CORP.	Equity Investee

PACIFIC VENTURE CAPITAL CO., LTD.	Equity Investee

APTOS (TAIWAN) CORP. (APTOS) (merged into CHIPBOND TECHNOLOGY CORP. on September 1, 2005)	Equity Investee

THINTEK OPTRONICS CORP.	Equity Investee

XGI TECHNOLOGY INC.	Equity Investee

TLC CAPITAL CO., LTD.	Equity Investee

HIGHLINK TECHNOLOGY CORP.	Equity Investee

SILICON INTEGRATED SYSTEMS CORP. (SiS)	The Company’s director

DAVICOM SEMICONDUCTOR, INC.	Subsidiary’s equity investee

UNITRUTH INVESTMENT CORP. (UNITRUTH)	Subsidiary’s equity investee

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Name of related parties	Relationship with the Company
UWAVE TECHNOLOGY CORP. (formerly UNITED RADIOTEK INC.)	Subsidiary’s equity investee

UCA TECHNOLOGY INC.	Subsidiary’s equity investee

AFA TECHNOLOGY, INC.	Subsidiary’s equity investee

STAR SEMICONDUCTOR CORP.	Subsidiary’s equity investee

AEVOE INC.	Subsidiary’s equity investee

USBEST TECHNOLOGY INC.	Subsidiary’s equity investee

SMEDIA TECHNOLOGY CORP.	Subsidiary’s equity investee

U-MEDIA COMMUNICATIONS, INC.	Subsidiary’s equity investee

CHIP ADVANCED TECHNOLOGY INC.	Subsidiary’s equity investee

CRYSTAL MEDIA INC.	Subsidiary’s equity investee

ULI ELECTRONICS INC.	Subsidiary’s equity investee

NEXPOWER TECHNOLOGY CORP.	Subsidiary’s equity investee

MOBILE DEVICES INC.	Subsidiary’s equity investee

(2)	Significant Related Party Transactions

a.	Operating revenues

	For the three-month period ended March 31,
	2006		2005
	Amount	Percentage	Amount	Percentage
UMC-USA	$11,147,820	46	$9,527,488	47
UME BV	1,866,321	8	2,107,275	10
Others	2,280,522	9	1,350,803	7

Total	$15,294,663	63	$12,985,566	64

The sales price to the above related parties was determined through mutual agreement based on the market conditions. The collection period for related parties, overseas sales was net 30~60 days, while the terms for domestic sales were month-end 45~60 days. The collection period for third party overseas sales was net 30~60 days, while the terms for third party domestic sales were month-end 30~60 days.

b.	Purchases

	For the three-month period ended March 31,
	2006		2005
	Amount	Percentage	Amount	Percentage
UMCI	$—	—	$1,185,373	23

The purchases from the above related parties were dealt with in the ordinary course of business similar to those from third-party suppliers. The payment terms for purchases were 60 days for related parties and net 30~90 days for third-party suppliers.

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c.	Notes receivable

	As of March 31,
	2006		2005
	Amount	Percentage	Amount	Percentage
HOLTEK	$67,720	94	$62,909	99
Others	2,045	3	—	—

Total	$69,765	97	$62,909	99

d.	Accounts receivable, net

	As of March 31,
	2006		2005
	Amount	Percentage	Amount	Percentage
UMC-USA	$4,058,564	32	$3,683,266	38
Others	2,547,227	20	1,492,363	15

Total	6,605,791	52	5,175,629	53

Less: Allowance for sales returns and discounts	(644,305)		(202,498)
Less: Allowance for doubtful accounts	(78,593)		(113,832)

Net	$5,882,893		$4,859,299

e.	Accounts payable

	March 31, 2006		March 31, 2005
	Amount	Percentage	Amount	Percentage
UMCI	$—	—	$850,131	23

f.	Financial activities

The Company did not conduct any financial activities with related parties during the first quarter ended March 31, 2006.

Other receivables – related parties

	For the three-month period ended March 31, 2005
	Maximum balance		Ending balance	Interest rate	Interest revenue
	Amount	Month
UMCI	$5,137,760	2005.03	$5,137,760	2.74%~ 3.05%	$7,669

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g.	Significant asset transactions

The Company did not undertake any significant asset transactions with related parties during the first quarter ended March 31, 2006.

	For the three-month period ended March 31, 2005
	Item	Amount
FORTUNE	Purchase of APTOS CORP. (TAIWAN) stock	$140,231
HSUN CHIEH	Purchase of “EPITECH TECHNOLOGY CORP.” stock	97,658
UNITRUTH	Purchase of “EPITECH TECHNOLOGY CORP.” stock	16,495

Total		$254,384

h.	Notes provided for endorsements and guarantees

As of March 31, 2006 the amount of notes provided as endorsement and guarantee by the Company for its subsidiary, UMCJ, amounted NT$2,894 million.

i.	Other transactions

The Company has made several other transactions, including service charges, development expenses of intellectual property, and commission, totalling NT$4 million and NT$184 million for the three-month period ended March 31, 2006 and 2005, respectively.

The Company has purchased approximately NT$104 million and NT$100 million of masks from TOPPAN during the three-month period ended March 31, 2006 and 2005, respectively.

As of March 31, 2006 and 2005, other receivables arising from the usage of facilities and rental revenue from related parties were NT$9 million and NT$12 million, respectively.

6.	ASSETS PLEDGED AS COLLATERAL

As of March 31, 2006

	Amount	Financial institution that assets were pledged to	Purpose of pledge
Deposit-out (Time deposit)	$520,847	Customs	Customs duty guarantee

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As of March 31, 2005

	Amount	Party to which asset(s) was pledged	Purpose of pledge
Deposit-out (Time deposit)	$571,583	Customs	Customs duty guarantee
Machinery and equipment	2,336,069	The International Commercial Bank of China, etc.	Bonds payable

Total	$2,907,652

7.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)	The Company has entered into several patent license agreements and development contracts of intellectual property for a total contract amount of approximately NT$20.2 billion. Royalties and development fees for the future years are set out as follows:

For the year ended December 31,	Amount
2006 (2nd quarter and thereafter)	$3,944,231
2007	1,878,276
2008	588,436
2009	379,273
2010	217,124
2011 and thereafter	—

Total	$7,007,340

(2)	The Company signed several construction contracts for the expansion of its factory space. As of March 31, 2006, these construction contracts have amounted to approximately NT$1.2 billion and the unpaid portion of the contracts was approximately NT$1 billion.

(3)	Oak Technology, Inc. (Oak) and the Company entered into a settlement agreement on July 31, 1997 concerning a complaint filed with the United States International Trade Commission (ITC) by Oak against the Company and others, alleging unfair trade practices based on alleged patent infringement regarding certain CD-ROM controllers (the first Oak ITC case). On October 27, 1997, Oak filed a civil action in a California federal district court, alleging claims for breach of the settlement agreement and fraudulent misrepresentation. In connection with its breach of contract and other claims, Oak seeks damages in excess of US$750 million. The Company denied the material allegations of the complaint, and asserted counterclaims against Oak for breach of contract, intentional interference with economic advantage and rescission and restitution based on fraudulent concealment and/or mistake. The Company also asserted declaratory judgment claims for invalidity and unenforceability of the relevant Oak patent. On May 2, 2001, the United States Court of Appeals for the Federal Circuit upheld findings by the ITC that there had been no patent infringement and no unfair trade practice arising out of a second

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ITC case filed by Oak against the Company and others. Based on the Federal Circuit’s opinion and on a covenant not to sue filed by Oak, the Company’s declaratory judgment patent counterclaims were dismissed from the district court case. In November 2002, the Company filed motions for summary judgment on each of Oak Technology’s claims against the Company. In that same period, Oak Technology filed motions seeking summary judgment on the Company’s claims for fraudulent concealment and intentional interference with economic advantage, and on various defenses asserted by the Company. In May 2005, the Court issued the following orders: (i) granting the Company’s motion for summary judgment on Oak Technology’s claim for breach of the settlement agreement; (ii) granting in part and denying in part the Company’s motion for summary judgment on Oak Technology’s claim for breach of the implied covenant of good faith and fair dealing; (iii) denying a motion by the Company for summary judgment on Oak Technology’s fraud claim based on alleged patent invalidity; (iv) granting Oak Technology’s motion for summary judgment on the Company’s fraudulent concealment claims; and (v) granting a motion by Oak Technology for summary judgment on certain of the Company’s defenses. On February 9, 2006, the parties entered a settlement agreement in which the Company, Oak and Zoran (the successor to Oak) fully and finally released one another from any and all claims and liabilities arising out of the facts alleged in the district court case. The terms of settlement are confidential and, except for the obligation to keep the terms confidential, impose no obligation on the Company.

(4)	The Company entered into several operating lease contracts for land. These operating leases expire in various years through to 2032 and are renewable. Future minimum lease payments under those leases are as follows:

For the year ended December 31,	Amount
2006 (2nd quarter and thereafter)	$147,663
2007	183,026
2008	180,532
2009	180,877
2010	181,235
2011 and thereafter	1,876,730

Total	$2,750,063

(5)	The Company entered into several wafer-processing contracts with its customers. According to the contracts, the Company shall guarantee processing capacity, while these customers make deposits to the Company.

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(6)	The Company has entered into contracts for the purchase of materials and masks with certain vendors. These contracts oblige the Company to purchase specified amounts or quantities of materials and masks. Should the Company fail to fulfill the conditions set out in the contracts, the differences between the actual purchase and the required minimum will be reconciled between the Company and its vendors.

(7)	On February 15, 2005, the Hsinchu District Prosecutor’s Office conducted a search of the Company’s facilities. On February 18, 2005, the Company’s former Chairman Mr. Robert H.C. Tsao, released a public statement, explaining that its assistance to Hejian Technology Corp. (Hejian) did not involve any investment or technology transfer. Furthermore, from the very beginning Hejian had a verbal indication that, at the proper time, the Company would be compensated appropriately for its assistance, and circumstances permitting, at some time in the future, it will push through the merger between two companies. Notwithstanding the foregoing, no written agreement was made and executed at that time. Upon the Company’s request to materialize the verbal indication of Hejian by compensating in the form of either cash or equity, the Chairman of the holding company of Hejian offered 15% of the outstanding shares of the holding company of Hejian in return for the Company’s past assistance and for continued assistance in the future.

The holding company has already issued a total of 700 million shares and the subscription price per share in the last offering is US$1.1. Therefore, the total market value of the holding company is estimated at over US$700 million, with 15% of this figure being worth more than US$110 million. Immediately after the Company had received the offer, it filed an application with the Investment Commission of the Ministry of Economic Affairs on March 18, 2005 (Ref. No. 94-Lian-Tung-Tzu-0222), for their executive guidance for the successful transfer of said shares to the Company. Furthermore, the representative of Hejian is in the process of putting the shares in escrow to protect the Company’s interests. In the event Hejian distributes any stock dividend or cash dividend, the Company’s stake in Hejian will accumulate accordingly.

In April 2005, the Company’s former Chairman Mr. Robert H.C. Tsao was personally fined with in the aggregate amount of NT$3 million by the Financial Supervisory Commission, Executive Yuan, R.O.C. (R.O.C. FSC) for failure to disclose material information relating to Hejian in accordance with applicable rules. As a result of the imposition of the fines by the R.O.C. FSC, the Company was also fined in the amount of NT$30,000 by Taiwan Stock Exchange (TSE) for the alleged non-compliance with the disclosure rules in relation to the material information. The Company and its former Chairman Mr. Robert H.C. Tsao have filed for administrative appeal and reconsideration with R.O.C. FSC and TSE, respectively. As of March 31, 2006, the result of such reconsideration and administrative appeal has not been finalized.

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For the Company’s assistance to Hejian Technology Corp., the Company’s former Chairman Mr. Robert H.C. Tsao, former Vice Chairman Mr. John Hsuan, and Mr. Duen-Chian Cheng, the General Manager of Fortune Venture Capital Corp., which is 99.99% owned by the Company, where indicted on charges of breaking the Business Accounting Law and giving rise to breach of trust under the Criminal Law by Hsinchu District Court’s Prosecutor’s Office on January 9, 2006.

Mr. Robert H.C. Tsao and Mr. John Hsuan had officially resigned from their positions of the Company’s Chairman, Vice Chairman and directors prior to the announcement of public prosecution; for this reason, at the time of public prosecution, Mr. Robert H.C. Tsao and Mr. John Hsuan no longer served as the Company’s directors and had not executed their duties as the Company’s Chairman and Vice Chairman. Any future consequences of the public prosecution would be Mr. Robert H.C. Tsao, Mr. John Hsuan and Mr. Duen-Chian Cheng’s personal concerns; the Company would not be subject to the indictment regarding to such case.

On February 15, 2006, the Company was fined in the amount of NT$5 million on the grounds of unauthorized investment activities in Mainland China, implicating the violation of Article 35 of the Act “Governing Relations Between Peoples of the Taiwan Area and the Mainland Area” by the R.O.C. Ministry of Economic Affairs. However, as the Company believes it was illegally and improperly fined, the Company had filed an administrative appeal against MOEA to the Executive Yuan on March 16, 2006. This case is waiting for the Executive Yuan’s decision.

(8)	On February 13, 2006, Taiwan Hsinchu District Court delivered a notice to the Company and informed the Company that Taiwan Power Company (“TPC”) had filed a civil litigation case against the Company and the other Taiwan companies, TPC had claimed :(1) the Company and the other Taiwan companies should collectively pay NT$ 13 million and the interests to TPC for the electric fees, and (2) the Company should pay NT$ 21 million to TPC for the electric line’s fees. The Company had provided the defense document and this case is waiting for Taiwan Hsinchu District Court’s trial.

8.	SIGNIFICANT DISASTER LOSS

None.

9.	SIGNIFICANT SUBSEQUENT EVENT

None.

10.	OTHERS

(1)	Certain comparative amounts have been reclassified to conform to the current year’s presentation.

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(2)	Financial risk management objectives and policies

The Company’s principal financial instruments, other than derivatives, comprise of cash and cash equivalents, common stock, preferred stock, convertible bonds, open-end funds, bank loans, and bonds payable. The main purpose of these financial instruments is to manage financing for the Company’s operations. The Company also holds various other financial assets and liabilities such as accounts receivable and accounts payables, which arise directly from its operations.

The Company also enters into derivative transactions, including credit-link deposits, interest rate swaps and forward currency contracts. The purpose is to avoid the interest rate risk and foreign exchange risks arising from the Company’s operations and financing activities.

The main risks arising from the Company’s financial instruments are cash flow interest rate risk, foreign currency risk, commodity price risk, credit risk, and liquidity risk.

Cash flow interest rate risk

The Company utilized interest rate swap agreements to hedge its cash flow interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually.

Foreign currency risk

The Company also has foreign currency risks arising from purchases or sales. The Company adopts spot or forward contracts to avoid foreign currency risk. The Company has to buy or sell the same amount of foreign currency with hedging items for forward contracts. In principal, the Company does not carry out any forward hedge for commitments of uncertain nature.

Commodity price risk

The Company’s exposure to commodity price risk is minimal.

Credit risk

The Company trades only with established and creditworthy third parties. It is the Company’s policy that all customers who wish to trade on credit terms are subject to credit verification procedures. In addition, receivable balances are monitored on an ongoing basis, which consequently minimizes the Company’s exposure to bad debts.

With respect to credit risk arising from the other financial assets of the Company, which comprise of cash and cash equivalents, available-for-sale financial assets and certain derivative instruments, the Company’s exposure to credit risk arising from the default of counter-parties is limited to the carrying amount of these instruments.

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Although the Company trades only with established third parties, it will request collateral to be provided by third parties with less favorable financial positions.

Liquidity risk

The Company’s objective is to maintain a balance of funding continuity and flexibility through the use of financial instruments such as cash and cash equivalents, bank loans and bonds.

(3)	Information of financial instruments

a. Fair value of financial instruments

	As of March 31,
	2006		2005
Financial Assets	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Cash and cash equivalents	$96,371,991	$96,371,991	$88,699,190	$88,699,190
Financial assets held for trading, current	1,498,018	1,498,018	2,286,070	2,077,636
Held-to-maturity financial assets, current	775,552	775,552	220,640	220,640
Notes and accounts receivables	12,455,591	12,455,591	14,963,541	14,963,541
Available-for-sale financial assets, noncurrent	50,370,985	50,370,985	5,924,263	22,162,309
Held-to-maturity financial assets, noncurrent	200,000	200,000	1,163,072	1,163,072
Financial assets measured at cost, noncurrent	2,277,013	2,277,013	2,335,058	2,335,058
Long-term investments accounted for under equity method	28,555,855	34,954,692	58,878,543	76,299,613
Deposits-out	542,976	542,976	571,583	571,583

Derivative
Interest rate swaps	—	—	51,001	(649,898)

	As of March 31,
	2006		2005
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
Non-derivative
Short-term loans	$—	$—	$(3,857,640)	$(3,857,640)
Payables	(15,560,997)	(15,560,997)	(12,356,345)	(12,356,345)
Capacity deposits (current portion)	(894,685)	(894,685)	(696,566)	(696,566)
Bonds payable (current portion included)	(45,926,485)	(47,784,515)	(36,415,285)	(36,619,113)

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	As of March 31,
	2006		2005
Financial Liabilities	Book Value	Fair Value	Book Value	Fair Value
Derivative
Interest rate swaps	$(784,198)	$(784,198)	$—	$—
Derivatives embedded in exchangeable bonds	(728,322)	(728,322)	—	—
Derivatives embedded in credit-linked deposits and repackage bonds	(18,951)	(18,951)	—	—
Forward contracts	—	—	(93,975)	(93,975)

b.	The methods and assumptions used to measure the fair value of financial instruments are as follows:

i.	The book values of short-term financial instruments approximate to fair values due to their short maturities. Short-term financial instruments include cash and cash equivalents, notes receivable, accounts receivable, short-term loans, current portion of capacity deposits, and payables.

ii.	The fair value of financial assets held for trading and available-for-sale financial assets are based on the quoted market value.

iii.	The fair values of held-to-maturity financial assets are based on the market values. If the market values are unavailable, the Company estimates the fair values based on the book values as the held-to-maturity financial assets consist principally of credit-linked deposits agreements with maturity dates of less than two years, as well as bonds that can be easily liquidated in the secondary market.

iv.	The fair values of deposits-out are based on the book values since the dates of collection cannot be ascertained.

v.	The fair values of bonds payable are determined by the market values.

vi.	The fair values of derivative financial instruments are based on the amount the Company expects to receive (positive) or to pay (negative) assuming that the contracts are settled in advance at the balance sheet date.

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c.	The Company’s financial instruments are either valued at fair market value based on market quotations, or on appraisal value:

	Fair Market Value		Appraisal Value
Non-derivative Financial Instruments	2006.03.31	2005.03.31	2006.03.31	2005.03.31
Financial assets
Financial assets held for trading, current	$1,498,018	$2,077,636	$—	$—
Available-for-sale financial assets, noncurrent	50,370,985	22,162,309	—	—
Long-term investments accounted for under the equity method	34,954,692	76,299,613	—	—

Financial liabilities
Bonds payable (current portion included)	47,784,515	36,619,113	—	—

	Fair Market Value		Appraisal Value
Derivative Financial Instruments	2006.03.31	2005.03.31	2006.03.31	2005.03.31
Financial assets
Interest rate swaps	$—	$—	$—	$(649,898)

Financial liabilities
Interest rate swaps	—	—	784,198	—
Derivatives embedded in exchangeable bonds	—	—	728,322	—
Derivatives embedded in credit-linked deposits and repackage bonds	—	—	18,951	—

d.	The Company recognized profit of NT$1,374 million arising from the change in fair value of financial assets held for trading for the three-month period ended 2006.

e.	The financial liability from cash flow interest rate risk of the Company is NT$784 million during the first quarter ended Mach 31, 2006.

f.	During the first quarter ended March 31, 2006 the interest revenue and interest expense of financial assets or liabilities valued at the appraisal value were NT$358 million and NT$221 million, while interest revenue and expense for the first quarter ended March 31, 2005 each amounted to NT$215 million.

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(4)	The Company and its subsidiary held credit-linked deposits and repackage bonds for the earning of interest income. The details are disclosed as follows:

a.	Principal amount in original currency

As of March 31, 2006

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29

As of March 31, 2005

The Company

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	400 million	2007.02.05
SILICONWARE PRECISION INDUSTRIES CO., LTD. European Convertible Bonds and Loans	NTD	200 million	2007.02.05
UMC JAPAN European Convertible Bonds	JPY	640 million	2007.03.28
UMC JAPAN European Convertible Bonds	JPY	600 million	2007.11.29
CHING FENG HOME FASHIONS CO., LTD. European Convertible Bonds	USD	2 million	2005.12.19
HANNSTAR DISPLAY CORP. European Convertible Bonds	USD	5 million	2005.10.19
ADVANCED SEMICONDUCTOR ENGINEERING INC. European Convertible Bonds and Loans	NTD	200 million	2007.09.25

UMC JAPAN

Credit-linked deposits and repackage bonds referenced to	Amount		Due Date
UMC JAPAN European Convertible Bonds	JPY	500 million	2007.03.29
UMC JAPAN European Convertible Bonds	JPY	400 million	2007.11.29

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b.	Credit risk

The counterparties of the above investments are major international financial institutions. The repayment in full of these investments is subject to the non-occurrence of one or more credit events, which are referenced to the entities’ fulfillment of their own obligations as well as repayment of their corporate bonds. Upon the occurrence of one or more of such credit events, the Company and its subsidiary, UMCJ, may receive nil or less than full amount of these investments. The Company and its subsidiary, UMCJ, have selected reference entities with high credit ratings to minimize the credit risk.

c.	Liquidity risk

Early withdrawal is not allowed for the above investments unless called by the issuer. However, the anticipated liquidity risk is low since most of the investments will either have matured within two years, or are relatively liquid in the secondary market.

d.	Market risk

There is no market risk for the above investments except for the fluctuations in the exchange rates of US Dollars and Japanese Yen to NT Dollars at the balance sheet date and the settlement date.

(5)	The Company and its subsidiaries entered into interest rate swaps and forward contracts for hedging the interest rate risks arising from the counter-floating rate of domestic bonds and for hedging the exchange rate risks arising from the net assets or liabilities denominated in foreign currency. The hedging strategy was developed with the objective to reduce the market risk. The relevant information on the derivative financial instruments entered into by the Company is as follows:

a.	The Company utilized interest rate swap agreements to hedge its interest rate risks on its counter-floating rate domestic bonds issued from May 21 to June 24, 2003. The periods of the interest rate swap agreements are the same as those of the domestic bonds, which are five and seven years. The floating rate is reset annually. The details of interest rate swap agreements are summarized as follows:

As of March 31, 2006 and 2005, the Company had the following interest rate swap agreements in effect:

Notional Amount	Contract Period	Interest Rate Received	Interest Rate Paid
NT$7,500 million	May 21, 2003 to June 24, 2008	4.0% minus USD 12-Month LIBOR	1.52%
NT$7,500 million	May 21, 2003 to June 24, 2010	4.3% minus USD 12-Month LIBOR	1.48%

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b.	The details of forward contracts entered into by the Company and its subsidiaries are summarized as follows:

The Company and its subsidiaries did not hold any forward contracts as of March 31, 2006.

As of March 31, 2005

The Company

Type	Notional Amount		Contract Period
Forward contracts	Sell USD	155 million	March 1, 2005 to April 28, 2005

UMC JAPAN

Type	Notional Amount		Contract Period
Forward contracts	Sell USD	1 million	March 14, 2005 to April 28, 2005
Forward contracts	Sell USD	0.5 million	March 22, 2005 to April 28, 2005
Forward contracts	Sell USD	0.15 million	March 28, 2005 to May 27, 2005

SILICON INTEGRATED SYSTEMS CORPORATION

Type	Notional Amount	Contract Period
Forward contracts	Sell USD 35 million	January 5, 2005 to July 5, 2005

c.	Transaction risk

(a)	Credit risk

There is no significant credit risk exposure with respect to the above transactions as the counter-parties are reputable financial institutions with good global standing.

(b) Liquidity and cash flow risk

The cash flow requirements on the interest rate swap agreements are limited to the net interest payables or receivables arising from the differences in the swap rates. The cash flow requirements on forward contracts are limited to the net difference between the forward and spot rates at the settlement date. Therefore, no significant cash flow risk is anticipated since the working capital is sufficient to meet the cash flow requirements.

(c)	Market risk

Interest rate swap agreements and forward contracts are intended for hedging purposes. Gains or losses arising from the fluctuations in interest rates and exchange rates are likely to be offset against the gains or losses from the hedged items. As a result, no significant exposure to market risk is anticipated.

d.	The presentation of derivative financial instruments on financial statements

As of March 31, 2006 and 2005, the interest rate swaps were classified as current liabilities amounting NT$784 million and current assets of NT$51 million, respectively.

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As of March 31, 2005, the balance of current liabilities arising from forward contracts was NT$94 million and related exchange loss of NT$170 million was recorded under non-operating expenses for the three-month period ended March 31, 2005.

11.	ADDITIONAL DISCLOSURES

(1)	The following are additional disclosures for the Company and its affiliates as required by the R.O.C. Securities and Futures Bureau:

a.	Financing provided to others for the three-month period ended March 31, 2006: please refer to Attachment 1.

b.	Endorsement/Guarantee provided to others for the three-month period ended March 31, 2006: please refer to Attachment 2.

c.	Securities held as of March 31, 2006: please refer to Attachment 3.

d.	Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2006: please refer to Attachment 4.

e.	Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2006: please refer to Attachment 5.

f.	Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2006: please refer to Attachment 6.

g.	Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2006: please refer to Attachment 7.

h.	Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of the capital stock as of March 31, 2006: please refer to Attachment 8.

i.	Names, locations and related information of investees as of March 31, 2006: please refer to Attachment 9.

j.	Financial instruments and derivative transactions: please refer to Note 10.

(2)	Investment in Mainland China

None.

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ATTACHMENT 1 (Financing provided to others for the three-month period ended March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

													Collateral
No.	Lender	Counter-party	Financial statement account	Maximum balance for the period		Ending balance		Interest rate	Nature of financing	Amount of sales to (purchases from) counter-party	Reason for financing	Allowance for doubtful accounts	Item	Value	Limit of financing amount for individual counter-party	Limit of total financing amount

1	UMC GROUP (USA)	Former Employees	Receivable from employees	USD	691	USD	691	7%	Note	None	Employee loan	—	Securities	Lower	N/A	N/A

Note:	Need for short-term financing.

56

ATTACHMENT 2 (Endorsement/Guarantee provided to others for the three-month period ended March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

No.	Endorsor/Guarantor	Receiving party	Relationship (Note 3)	Limit of guarantee /endorsement amount for receiving party (Note 2)	Maximum balance for the period	Ending balance	Amount of collateral guarantee/ endorsement	Percentage of accumulated guarantee amount to net assets value from the latest financial statement	Limit of total guarantee/ endorsement amount (Note 1)
0	UMC	UMC JAPAN	1	$7,553,114	JPY 10,400,000	$2,894,320	—	0.99%	$79,380,936

Note 1:	Limit of total guarantee/endorsement amount equals 40% of UMC’s capital stock as of March 31, 2006.
Note 2:	Limit of guarantee/endorsement amount for receiving party shall not exceed the lower of receiving party’s capital stock or 10% of UMC’s capital stock.
Note 3:	According to the “Guidelines Governing the Preparation of Financial Reports by Securities Issuers” issued by the R.O.C. Securities and Futures Bureau, receiving parties should be disclosed as one of the following:
1.	An investee company that has a business relationship with UMC.
2.	A subsidary in which UMC holds directly over 50% of equity interest.
3.	An investee in which UMC and its subsidaries hold over 50% of equity interest.
4.	An investee in which UMC holds directly and indirectly over 50% of equity interest.
5.	An investee that has provided guarantees to UMC, and vice versa, due to contractual requirements.
6.	An investee in which UMC conjunctly invests with other shareholders, and for which UMC has provided endorsement/guarantee in proportion to its shareholding percentage.

57

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EDOM TECHNOLOGY CO., LTD.	—	Financial assets held for trading, current	60	$192,338	—	$192,338	None
Convertible bonds	TOPOINT TECHNOLOGY, CO.,LTD.	—	Financial assets held for trading, current	380	41,458	—	41,458	None
Stock	SERCOMM CORP.	—	Financial assets held for trading, current	151	3,797	—	3,797	None
Stock	YANG MING MARINE TRANSPORT CORP.	—	Financial assets held for trading, current	3,254	64,432	—	64,432	None
Stock	L&K ENGINEERING CO., LTD.	—	Financial assets held for trading, current	1,605	97,593	—	97,593	None
Stock	MICRONAS SEMICONDUCTOR HOLDING AG	—	Financial assets held for trading, current	280	291,888	—	291,888	None
Stock	SILICONWARE PRECISION INDUSTRIES	—	Financial assets held for trading, current	10,532	444,965	—	444,965	None
Stock	ACTION ELECTRONICS CO., LTD.	—	Financial assets held for trading, current	14,791	356,472	—	356,472	None
Fund	FGIT ASIA PACIFIC GROWTH FUND	—	Financial assets held for trading, current	500	5,075	—	5,075	None
Stock	UMC GROUP (USA)	Investee company	Long-term investments accounted for under the equity method	16,438	780,741	100.00	780,741	None
Stock	UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Long-term investments accounted for under the equity method	9	274,361	100.00	266,746	None
Stock	UMC CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	74,000	2,087,983	100.00	2,087,983	None
Stock	UNITED MICROELECTRONICS CORP. (SAMOA)	Investee company	Long-term investments accounted for under the equity method	1,000	13,489	100.00	13,489	None
Stock	UMCI LTD.	Investee company	Long-term investments accounted for under the equity method	880,006	9,619	100.00	9,619	None
Stock	TLC CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	300,000	2,947,999	100.00	2,947,999	None
Stock	FORTUNE VENTURE CAPITAL CORP.	Investee company	Long-term investments accounted for under the equity method	499,994	4,777,043	99.99	5,391,911	None
Stock	UNITED MICRODISPLAY OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	60,701	285,275	86.72	285,275	None

58

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	PACIFIC VENTURE CAPITAL CO., LTD.	Investee company	Long-term investments accounted for under the equity method	30,000	$298,422	49.99	$298,422	None
Stock	UMC JAPAN	Investee company	Long-term investments accounted for under the equity method	484	5,969,510	48.95	4,630,198	None
Stock	UNITECH CAPITAL INC.	Investee company	Long-term investments accounted for under the equity method	21,000	673,981	42.00	673,981	None
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Investee company	Long-term investments accounted for under the equity method	33,624	4,485,473	36.49	4,327,782	None
Stock	THINTEK OPTRONICS CORP.	Investee company	Long-term investments accounted for under the equity method	8,345	32,470	27.82	18,436	None
Stock	HOLTEK SEMICONDUCTOR INC.	Investee company	Long-term investments accounted for under the equity method	51,428	879,126	24.81	2,890,226	None
Stock	ITE TECH. INC.	Investee company	Long-term investments accounted for under the equity method	24,229	345,242	22.07	627,541	None
Stock	UNIMICRON TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	196,472	4,282,188	20.40	9,273,496	None
Stock	HIGHLINK TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	28,500	283,063	18.99	275,289	None
Stock	XGI TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	24,879	71,704	16.51	71,704	None
Stock	AMIC TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	16,200	58,166	11.86	83,854	None
Stock	FARADAY TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	51,973	2,733,796	17.95	2,733,796	None
Stock	PIXTECH, INC.	—	Available-for-sale financial assets, noncurrent	9,883	960	17.63	960	None
Stock	UNITED FU SHEN CHEN TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	18,460	147,312	16.60	147,312	None
Stock	SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Available-for-sale financial assets, noncurrent	219,092	4,075,111	16.13	4,075,111	None
Stock	NOVATEK MICROELECTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	54,125	12,475,819	11.74	12,475,819	None
Stock	EPITECH TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	37,221	1,153,864	10.19	1,153,864	None

59

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	MEDIATEK INC.	—	Available-for-sale financial assets, noncurrent	52,416	$19,682,310	6.07	$19,682,310	None
Stock	SPRINGSOFT, INC.	—	Available-for-sale financial assets, noncurrent	9,006	445,804	4.87	445,804	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	12,412	255,687	4.50	255,687	None
Stock	C-COM CORP.	—	Available-for-sale financial assets, noncurrent	3,083	23,430	4.40	23,430	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	11,807	591,515	4.38	591,515	None
Stock	KING YUAN ELECTRONICS CO., LTD.	—	Available-for-sale financial assets, noncurrent	32,693	1,069,069	3.57	1,069,069	None
Stock	BILLIONTON SYSTEMS INC.	—	Available-for-sale financial assets, noncurrent	2,008	30,316	2.67	30,316	None
Stock	AU OPTRONICS CORP.	—	Available-for-sale financial assets, noncurrent	77,625	3,788,076	1.33	3,788,076	None
Stock	MEGA FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	95,577	2,336,853	0.86	2,336,853	None
Stock	PREMIER IMAGE TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	3,497	152,644	0.60	152,644	None
Stock-Preferred stock	CHINATRUST FINANCIAL HOLDING COMPANY	—	Available-for-sale financial assets, noncurrent	4,810	206,109	—	206,109	None
Stock-Preferred stock	TAIWAN CEMENT CORP.	—	Available-for-sale financial assets, noncurrent	44,530	1,202,310	—	1,202,310	None
Stock	UNITED INDUSTRIAL GASES CO., LTD.	—	Financial assets measured at cost, noncurrent	13,185	146,250	8.11	Note	None
Stock	INDUSTRIAL BANK OF TAIWAN CORP.	—	Financial assets measured at cost, noncurrent	118,303	1,139,196	4.95	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	11,520	172,800	4.90	Note	None
Fund	PACIFIC TECHNOLOGY PARTNERS, L.P.	—	Financial assets measured at cost, noncurrent	—	349,607	—	N/A	None
Fund	PACIFIC UNITED TECHNOLOGY, L.P.	—	Financial assets measured at cost, noncurrent	—	169,160	—	N/A	None
Stock-Preferred stock	TAIWAN HIGH SPEED RAIL CORP.	—	Financial assets measured at cost, noncurrent	30,000	300,000	—	N/A	None

60

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	UNITRUTH INVESTMENT CORP.	Investee company	Long-term investments accounted for under the equity method	50,000	$461,372	100.00	$461,372	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	10,187	56,945	44.29	52,296	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	11,285	70,979	43.40	61,596	None
Stock	NEXPOWER TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	800	7,421	40.00	7,421	None
Stock	AEVOE INC.	Investee company	Long-term investments accounted for under the equity method	1,500	7,165	39.47	7,165	None
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	6,000	90,000	30.00	38,988	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	9,045	43,828	29.79	42,262	None
Stock	USBEST TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	4,746	57,326	27.92	55,033	None
Stock	STAR SEMICONDUCTOR CORP.	Investee company	Long-term investments accounted for under the equity method	6,592	20,004	27.86	14,527	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	2,265	8,033	25.39	8,033	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	6,533	53,289	24.19	39,302	None
Stock	DAVICOM SEMICONDUCTOR, INC.	Investee company	Long-term investments accounted for under the equity method	13,798	148,866	21.56	148,866	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	5,150	34,703	21.22	31,590	None
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	5,000	24,937	21.01	24,937	None
Stock	AMIC TECHNOLOGY CORP.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	23,405	122,099	17.09	120,815	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	2,594	19,663	14.15	12,235	None
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Fortune	Long-term investments accounted for under the equity method	17,844	43,397	11.85	51,247	None

61

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	BCOM ELECTRONICS INC.	—	Financial assets measured at cost, noncurrent	17,675	$176,797	19.64	Note	None
Stock	CION TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,268	21,600	17.05	Note	None
Stock	HITOP COMMUNICATIONS CORP.	—	Financial assets measured at cost, noncurrent	4,340	60,848	16.07	Note	None
Stock	PIXART IMAGING INC.	—	Financial assets measured at cost, noncurrent	12,294	207,004	15.91	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	1,900	7,543	15.08	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	3,487	11,891	12.02	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	10,994	113,017	11.57	Note	None
Stock	GOLDEN TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	5,600	54,880	10.67	Note	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	530	5,121	10.60	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	2,500	21,875	10.23	Note	None
Stock	NCTU SPRING I TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	4,284	27,160	10.06	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,660	47,880	9.50	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	3,651	37,155	8.14	Note	None
Stock	ANDES TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	5,000	62,500	7.94	Note	None
Stock	SHIN-ETSU HOANDOTAI TAIWAN CO., LTD.	—	Financial assets measured at cost, noncurrent	10,500	105,000	7.00	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	1,700	17,306	6.85	Note	None
Stock	RISELINK VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	8,000	76,640	6.67	Note	None

62

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	NCTU SPRING VENTURE CAPITAL CO., LTD.	—	Financial assets measured at cost, noncurrent	2,000	$13,600	6.28	Note	None
Stock	SIMPAL ELECTRONICS CO., LTD.	—	Financial assets measured at cost, noncurrent	6,009	70,179	5.67	Note	None
Stock	COSMOS TECHNOLOGY VENTURE CAPITAL INVESTMENT CORP.	—	Financial assets measured at cost, noncurrent	2,600	24,544	5.03	Note	None
Stock	PARAWIN VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	41,900	5.00	Note	None
Stock	INTEGRANT TECHNOLOGIES, INC.	—	Financial assets measured at cost, noncurrent	120	34,413	4.95	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,450	16,391	4.90	Note	None
Stock	BEYOND INNOVATION TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,045	14,165	4.86	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	22,177	4.85	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,975	12,425	4.84	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	6,000	35,220	4.74	Note	None
Stock	PROSYS TECHNOLOGY INTEGRATION, INC.	—	Financial assets measured at cost, noncurrent	372	4,224	4.13	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	1,356	24,931	4.04	Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	2,500	11,325	4.00	Note	None
Stock	WAVEPLUS TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	—	4.00	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	900	4,095	3.98	Note	None
Stock	SUBTRON TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	9,317	102,459	3.97	Note	None
Stock	IBT VENTURE CO.	—	Financial assets measured at cost, noncurrent	7,614	76,142	3.81	Note	None

63

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	ADVANCED CHIP ENGINEERING TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	2,290	$24,419	3.56	Note	None
Fund	IGLOBE PARTNERS FUND, L.P.	—	Financial assets measured at cost, noncurrent	—	39,051	3.45	N/A	None
Stock	ZYDAS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,000	7,250	3.33	Note	None
Stock	ANIMATION TECHNOLOGIES INC.	—	Financial assets measured at cost, noncurrent	1,480	22,200	3.16	Note	None
Stock	SHENG-HUA VENTURE CAPITAL CORP.	—	Financial assets measured at cost, noncurrent	5,000	47,450	2.50	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,105	16,100	1.84	Note	None
Stock	TAIMIDE TECH., INC.	—	Financial assets measured at cost, noncurrent	1,500	16,095	1.83	Note	None
Stock	HOLUX TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	412	18,703	1.58	Note	None
Fund	CRYSTAL INTERNET VENTURE FUND II	—	Financial assets measured at cost, noncurrent	—	38,855	0.99	N/A	None
Stock	ARCADIA DESIGN SYSTEMS(TAIWAN), INC.	—	Financial assets measured at cost, noncurrent	162	1,620	0.83	Note	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	5,133	59,317	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR, LTD.	—	Financial assets measured at cost, noncurrent	1,500	46,313	—	N/A	None
Stock	AVERLOGIC TECHNOLOGIES, INC.	—	Available-for-sale financial assets, noncurrent	1,051	19,767	3.76	19,767	None
Stock	AIMTRON TECHNOLOGY, INC.	—	Available-for-sale financial assets, noncurrent	1,320	48,632	3.33	48,632	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	5,000	103,000	1.81	103,000	None
Stock	CHIPBOND TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	3,813	191,048	1.42	191,048	None
Stock	EPITECH TECHNOLOGY CORP.	—	Available-for-sale financial assets, noncurrent	4,361	135,194	1.19	135,194	None

64

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	AVERMEDIA TECHNOLOGIES, INC.	—	Available-for-sale financial assets, noncurrent	1,210	$55,660	0.73	$55,660	None
Stock	TRIDENT MICROSYSTEMS, INC.	—	Available-for-sale financial assets, noncurrent	255	240,187	0.47	240,187	None
Stock	SIRF TECHNOLOGY HOLDINGS, INC.	—	Available-for-sale financial assets, noncurrent	181	207,429	0.36	207,429	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	100	5,900	0.18	5,900	None
Stock	UNITED MICROELECTRONICS CORPORATION	Investor company	Available-for-sale financial assets, noncurrent	21,847	447,851	0.11	447,851	None
Convertible bonds	ALPHA NETWORKS INC.	—	Financial assets held for trading, current	300	32,850	—	32,850	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets held for trading, current	380	41,458	—	41,458	None

TLC Capital Co., Ltd.
				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	HIGHLINK TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	21,760	$205,398	14.50	$210,182	None
Stock	SERCOMM CORP.	—	Available-for-sale financial assets, noncurrent	7,944	200,189	6.55	200,189	None
Stock	RECHI PRECISION CO., LTD.	—	Available-for-sale financial assets, noncurrent	16,664	343,278	6.04	343,278	None
Stock	TOPOINT TECHNOLOGY CO., LTD.	—	Available-for-sale financial assets, noncurrent	2,340	138,060	4.10	138,060	None
Stock	HORIZON SECURITIES CO., LTD.	—	Available-for-sale financial assets, noncurrent	16,858	96,934	3.92	96,934	None
Stock	TECO ELECTRIC & MACHINERY CO., LTD.	—	Available-for-sale financial assets, noncurrent	3,350	33,500	0.17	33,500	None
Stock	CHINA DEVELOPMENT FINANCIAL HOLDING CORP.	—	Available-for-sale financial assets, noncurrent	6,825	81,900	0.06	81,900	None

65

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

TLC Capital Co., Ltd.

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units(thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership(%)	Market value/ Net assets value	Shares as collateral (thousand)
Convertible bonds	EPITECH TECHNOLOGY CORP.	—	Financial assets held for trading, current	2,500	$270,000	—	$270,000	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets held for trading, current	380	41,458	—	41,458	None

Unitruth Investment Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	WALTOP INTERNATIONAL CORP.	Investee company	Long-term investments accounted for under the equity method	2,000	$30,000	10.00	$12,996	None
Stock	CRYSTAL MEDIA INC.	Investee company	Long-term investments accounted for under the equity method	800	2,837	8.97	2,837	None
Stock	SMEDIA TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	2,570	18,876	8.46	12,007	None
Stock	CHIP ADVANCED TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,386	6,537	7.56	6,537	None
Stock	UCA TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,585	11,870	6.10	8,651	None
Stock	USBEST TECHNOLOGY INC.	Investee company	Long-term investments accounted for under the equity method	1,000	11,595	5.88	11,595	None
Stock	STAR SEMICONDUCTOR CORP.	Investee company	Long-term investments accounted for under the equity method	1,300	2,865	5.49	2,865	None
Stock	U-MEDIA COMMUNICATIONS, INC.	Investee company	Long-term investments accounted for under the equity method	1,250	6,234	5.25	6,234	None
Stock	MOBILE DEVICES INC.	Investee company	Long-term investments accounted for under the equity method	1,250	7,667	5.15	7,667	None
Stock	UWAVE TECHNOLOGY CORP.	Investee company	Long-term investments accounted for under the equity method	1,000	5,134	4.35	5,134	None
Stock	AFA TECHNOLOGY, INC.	Investee company	Long-term investments accounted for under the equity method	1,000	6,016	3.70	6,016	None

66

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Unitruth Investment Corporation

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2006				Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value	Percentage of ownership (%)	Market value/ Net assets value
Stock	XGI TECHNOLOGY INC.	Investee of UMC and Unitruth	Long-term investments accounted for under the equity method	5,000	$14,360	3.32	$14,360	None
Stock	AMOD TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	460	3,220	9.20	Note	None
Stock	VASTVIEW TECHNOLOGY INC.	—	Financial assets measured at cost, noncurrent	1,748	25,850	6.03	Note	None
Stock	ADVANCE MATERIALS CORP.	—	Financial assets measured at cost, noncurrent	5,420	62,427	5.71	Note	None
Stock	EVERGLORY RESOURCE TECHNOLOGY CO., LTD.	—	Financial assets measured at cost, noncurrent	1,200	10,500	4.91	Note	None
Stock	CHINGIS TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	2,189	31,218	4.88	Note	None
Stock	EE SOLUTIONS, INC.	—	Financial assets measured at cost, noncurrent	1,300	14,755	4.85	Note	None
Stock	JMICRON TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,340	8,844	4.79	Note	None
Stock	LIGHTUNING TECH. INC.	—	Financial assets measured at cost, noncurrent	600	2,382	4.76	Note	None
Stock	TRENDCHIP TECHNOLOGIES CORP.	—	Financial assets measured at cost, noncurrent	1,800	11,322	4.41	Note	None
Stock	MEMOCOM CORP.	—	Financial assets measured at cost, noncurrent	2,005	13,416	4.01	Note	None
Stock	PRINTECH INTERNATIONAL INC.	—	Financial assets measured at cost, noncurrent	900	4,095	3.98	Note	None
Stock	FORTUNE SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	1,226	17,747	3.66	Note	None
Stock	ACTI CORP.	—	Financial assets measured at cost, noncurrent	740	11,100	2.98	Note	None
Stock	GIGA SOLUTION TECH. CO., LTD.	—	Financial assets measured at cost, noncurrent	2,750	16,142	2.17	Note	None
Stock	CHIPSENCE CORP.	—	Financial assets measured at cost, noncurrent	1,300	5,889	2.08	Note	None
Stock	RALINK TECHNOLOGY CORP.	—	Financial assets measured at cost, noncurrent	1,000	14,570	1.67	Note	None
Convertible bonds	TOPOINT TECHNOLOGY CO., LTD.	—	Financial assets held for trading, current	380	41,458	—	41,458	None

67

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2006						Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock	UMC CAPITAL (USA)	Investee company	Long-term investments accounted for under the equity method	200	USD	303	100.00	USD	303	None
Stock	ECP VITA LTD.	Investee company	Long-term investments accounted for under the equity method	1,000	USD	1,327	100.00	USD	1,327	None
Fund	UC FUND II	Investee company	Long-term investments accounted for under the equity method	5,000	USD	4,135	35.45	USD	4,135	None
Stock	PARADE TECHNOLOGIES, LTD.	Investee company	Long-term investments accounted for under the equity method	3,125	USD	2,418	24.41	USD	1,515	None
Stock	PATENTOP, LTD.	—	Financial assets measured at cost, noncurrent	720	USD	38	18.00		N/A	None
Stock-Preferred stock	MAXXAN SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	2,317	USD	1,237	—		N/A	None
Stock-Preferred stock	AICENT, INC.	—	Financial assets measured at cost, noncurrent	2,000	USD	1,000	—		N/A	None
Stock-Preferred stock	SPREADTRUM COMMUNICATIONS, INC.	—	Financial assets measured at cost, noncurrent	1,581	USD	1,250	—		N/A	None
Stock-Preferred stock	SILICON 7, INC.	—	Financial assets measured at cost, noncurrent	1,203	USD	4,000	—		N/A	None
Stock-Preferred stock	MAGNACHIP SEMICONDUCTOR LLC	—	Financial assets measured at cost, noncurrent	31	USD	1,094	—		N/A	None
Stock-Preferred stock	GCT SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,571	USD	1,000	—		N/A	None
Stock-Preferred stock	INTELLON CORP.	—	Financial assets measured at cost, noncurrent	4,576	USD	3,500	—		N/A	None
Stock-Preferred stock	FORTEMEDIA, INC.	—	Financial assets measured at cost, noncurrent	10,066	USD	4,053	—		N/A	None
Stock-Preferred stock	ZYLOGIC SEMICONDUCTOR CORP.	—	Financial assets measured at cost, noncurrent	750	USD	500	—		N/A	None
Stock-Preferred stock	MAXLINEAR, INC.	—	Financial assets measured at cost, noncurrent	1,474	USD	2,580	—		N/A	None
Stock-Preferred stock	SMART VANGUARD LIMITED	—	Financial assets measured at cost, noncurrent	5,750	USD	6,500	—		N/A	None
Stock-Preferred stock	WISAIR, INC.	—	Financial assets measured at cost, noncurrent	153	USD	1,596	—		N/A	None
Stock-Preferred stock	AMALFI SEMICONDUCTOR, INC.	—	Financial assets measured at cost, noncurrent	1,471	USD	1,500	—		N/A	None

68

ATTACHMENT 3 (Securities held as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

Type of securities	Name of securities	Relationship	Financial statement account	March 31, 2006					Shares as collateral (thousand)
				Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value
Stock-Preferred stock	PRAESAGUS, INC.	—	Financial assets measured at cost, noncurrent	550	USD	1,526	—	N/A	None
Stock-Preferred stock	DIBCOM, INC.	—	Financial assets measured at cost, noncurrent	10	USD	1,186	—	N/A	None
Stock-Preferred stock	EAST VISION TECHNOLOGY LTD.	—	Financial assets measured at cost, noncurrent	2,770	USD	4,820	—	N/A	None
Stock-Preferred stock	ALPHA & OMEGA SEMICONDUCTOR, LTD.	—	Financial assets measured at cost, noncurrent	1,500	USD	3,375	—	N/A	None
Stock-Preferred stock	AURORA SYSTEMS, INC.	—	Financial assets measured at cost, noncurrent	550	USD	242	—	N/A	None
Stock-Preferred stock	VERIPRECISE TECHNOLOGY, INC.	—	Financial assets measured at cost, noncurrent	2,250	USD	2,250	—	N/A	None
Stock-Preferred stock	PACTRUST COMMUNICATION, INC.	—	Financial assets measured at cost, noncurrent	2,850	USD	2,850	—	N/A	None
Fund	TAIWAN ASIA PACIFIC VENTURE FUND	—	Financial assets measured at cost, noncurrent	66	USD	159	—	N/A	None
Fund	VENGLOBAL CAPITAL FUND III, L.P.	—	Financial assets measured at cost, noncurrent	1,000	USD	712	—	N/A	None

United Microdisplay Optronics Corporation

				March 31, 2006
Type of securities	Name of securities	Relationship	Financial statement account	Units (thousand)/ bonds/ shares (thousand)	Book value		Percentage of ownership (%)	Market value/ Net assets value	Shares as collateral (thousand)
Stock	THINTEK OPTRONICS CORP.	Investee of UMC and UMO	Long-term investments accounted for under the equity method	9,999		$22,090	33.33	$22,090	None

Note :	The net assets values for unlisted investees classified as “Financial assets measured at cost, noncurrent” were not available as of March 31, 2006.

69

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2006)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

					Beginning balance			Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)		Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Convertible bonds	KING YUAN ELECTRONICS CO., LTD.	Financial assets held for trading, current	Open market	—	800	$340,912		—	$—	800	$309,884 (Note 4)	$271,600	$38,284	—	$—
Convertible bonds	SILICONWARE PRECISION INDUSTRIES	Financial assets held for trading, current	Open market	—	8,000	310,099		—	—	8,000	291,714 (Note 4)	270,120	21,594	—	—
Convertible bonds	ACTION ELECTRONICS CO., LTD.	Financial assets held for trading, current	Open market	—	10,000	402,375		—	—	10,000	434,127 (Note 4)	322,200	111,927	—	—
Convertible bonds	QUANTA STORAGE INC.	Financial assets held for trading, current	Open market	—	4,500	144,191		—	—	4,500	144,342 (Note 5)	152,778	(8,436)	—	—
Stock	SAMSON HOLDING LTD.	Financial assets held for trading, current	Open market	—	37,872	565,344		—	—	37,872	581,041	456,571	124,470	—	—
Stock	SILICONWARE PRECISION INDUSTRIES	Financial assets held for trading, current	Open market	—	3,700	170,385		6,832	291,714 (Note 4)	—	—	—	—	10,532	444,965
Stock	ACTION ELECTRONICS CO., LTD.	Financial assets held for trading, current	Open market	—	—	—		14,791	434,127 (Note 4)	—	—	—	—	14,791	356,472
Stock	MEDIATEK INC.	Available-for-sale financial assets, noncurrent	Open market	—	53,916	20,865,597		—	—	1,500	582,837	17,067	564,668 (Note 6)	52,416	19,682,310
Stock	KING YUAN ELECTRONICS CO., LTD.	Available-for-sale financial assets, noncurrent	Open market	—	23,040	828,272		9,653	309,884 (Note 4)	—	—	—	—	32,693	1,069,069
Stock	EPITECH TECHNOLOGY CORP.	Available-for-sale financial assets, noncurrent	Open market	—	23,729	716,630		13,492	296,823	—	—	—	—	37,221	1,153,864
Stock	HSUN CHIEH INVESTMENT CO., LTD.	Long-term investments accounted for under the equity method	HSIEH YONG CAPITAL CO.,LTD.	—	92,124	(3,169,837 (Note 7	) )	—	—	58,500	6,521,580	4,896,871	13,152,475 (Note 8)	33,624	4,485,473

70

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter-party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost (Note 2)	Gain (Loss) from disposal (Note 3)	Units (thousand)/ bonds/ shares (thousand)	Amount (Note1)
Stock	TOPPAN PHOTOMASKS TAIWAN LTD.	Long-term investments accounted for under the equity method	TAIWAN TOPPAN PHOTOMASKS GLOBAL INVESTMENT CO.,LTD.	—	106,621	$1,063,671	—	$—	106,621	$1,279,449	$1,063,671	$197,633 (Note 9)	—	$—
Stock	HIGHLINK TECHNOLOGY CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	—	—	—	28,500	285,000	—	—	—	—	28,500	283,063 (Note 10)

Note 1:	The amounts of beginning and ending balances of financial assets held for trading and available for sale are recorded at the prevailing market prices.
Note 2:	The disposal cost represents historical cost .
Note 3:	Gain/Loss from disposal includes realized exchange gain/loss to which the R.O.C. SFAS No. 34 is applied.
Note 4:	Exercise of conversion rights of the Company’s convertible bond classified as “Financial asset held for trading” on the balance sheet.
Note 5:	Exercise of call back rights of the Company’s convertible bond classified as “Financial asset held for trading” on the balance sheet.
Note 6:	The gain/loss on disposal of investment includes adjustments to long-term investment capital reserve of NT$(1,102) thousand.
Note 7:	The beginning balance of NT$(3,169,837) is computed by deducting the Company’s stock held by Hsun Chieh (therefore accounted for as treasury stock) of NT$20,137,403 thousand from the Company’s long-term investment beginning balance in Hsun Chieh of NT$16,967,566 thousand.
Note 8:	The gain/loss on disposal includes long-term investment capital reserve adjustments of NT$14,149,139 thousand, cumulative translation adjustments of NT$(8,173) thousand, unrealized loss of available for sale NT$(2,620,135) thousand, and long-term investment loss of NT$6,935 thousand.
Note 9:	The gain/loss on disposal includes long-term investment capital reserve adjustments of NT$(28,612) thousand, and long-term investment loss of NT$10,467 thousand.
Note 10:	The ending balance includes long-term investment loss of NT$1,937 thousand.

71

ATTACHMENT 4 (Individual securities acquired or disposed of with accumulated amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

					Beginning balance		Addition		Disposal					Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal		Units (thousand)/ bonds/ shares (thousand)	Amount
Stock	ULI ELECTRONICS INC.	Long-term investments accounted for under the equity method	NVIDIA BVI HOLDINGS LTD.	—	12,655	$252,307	—	$—	12,655	$240,451	$252,307	$(11,607 (Note 1	) )	—	$—
Stock	UNITRUTH INVESTMENT CORP.	Long-term investments accounted for under the equity method	Proceeds from new issues	Subsidiary	40,000	366,683	10,000	100,000	—	—	—	—		50,000	461,372 (Note 2)

Note 1:	The loss on disposal of investment includes cumulative translation adjustments of NT$249 thousand.
Note 2:	The ending balance includes long-term investment loss of NT$(12,028) thousand, capital reserve adjustments of NT$6,529 thousand due to disproportionate changes in shareholding, cumulative translation adjustments of NT$(164) thousand, and retained earning adjustments of NT$352 thousand .

TLC CAPITAL CO., LTD.

					Beginning balance		Addition		Disposal				Ending balance
Type of securities	Name of the securities	Financial statement account	Counter- party	Relationship	Units (thousand)/ bonds/ shares (thousand)	Amount (Note)	Units (thousand)/ bonds/ shares (thousand)	Amount	Units (thousand)/ bonds/ shares (thousand)	Amount	Cost	Gain (Loss) from disposal	Units (thousand)/ bonds/ shares (thousand)	Amount (Note)
Stock	SERCOMM CORP.	Available- for-sale financial assets, noncurrent	Open market	—	2,867	$75,499	5,077	$126,954	—	$—	$—	$—	7,944	$200,189
Convertible bonds	EPITECH TECHNOLOGY CORP.	Financial assets held for trading, current	Open market	—	—	—	2,500	250,000	—	—	—	—	2,500	270,000

Note:	The amounts of beginning and ending balances of financial assets held for trading and available for sale are recorded at the prevailing market prices.

72

ATTACHMENT 5 (Acquisition of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Where counter-party is a related party, details of prior transactions
Name of properties	Transaction date	Transaction amount	Payment status	Counter- party	Relationship	Former holder of property	Relationship between former holder and acquirer of property	Date of transaction	Transaction amount	Price reference	Date of acquisition and status of utilization	Other commitments
None

73

ATTACHMENT 6 (Disposal of individual real estate with amount exceeding the lower of NT$100 million or 20 percent of the capital stock for the three-month period ended March 31, 2006)

(Amount	in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

Names of properties	Transaction date	Date of original acquisition	Book value	Transaction amount	Status of proceeds collection	Gain (Loss) from disposal	Counter- party	Relationship	Reason of disposal	Price reference	Other commitments
None

74

ATTACHMENT 7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Transactions				Details of non-arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UMC GROUP (USA)	Investee company	Sales	$11,147,820	45.72	Net 60 Days	N/A	N/A	$4,058,564	31.86
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	Sales	1,866,321	7.65	Net 60 Days	N/A	N/A	1,176,648	9.24
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	Sales	1,239,776	5.08	Month-end 45 Days	N/A	N/A	785,834	6.17
UMC JAPAN	Investee company	Sales	545,735	2.24	Net 60 Days	N/A	N/A	364,472	2.86
HOLTEK SEMICONDUCTOR INC.	Investee company	Sales	185,013	0.76	Month-end 60 Days	N/A	N/A	141,847	1.11

UMC Group (USA)

		Transactions				Transaction details for non-arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 343,880	100.00	Net 60 Days	N/A	N/A	USD 125,168	100.00

75

ATTACHMENT 7 (Related party transactions for purchases and sales amounts exceeding the lower of NT$100 million or 20 percent of capital stock for the three-month period ended March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United	Microelectronics (Europe) B. V.

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	USD 57,932	100.00	Net 60 Days	N/A	N/A	USD 36,328	100.00

UMC Japan

		Transactions				Transaction details for non- arm’s length transaction		Notes & accounts receivable (payable)
Related party	Relationship	Purchases (Sales)	Amount	Percentage of total purchases (sales) (%)	Term	Unit price	Term	Balance	Percentage of total receivables (%)	Note
UNITED MICROELECTRONICS CORPORATION	Investor company	Purchases	JPY 1,932,877	47.19	Net 60 Days	N/A	N/A	JPY 1,314,313	21.02

76

ATTACHMENT 8 (Receivables from related parties with amounts exceeding the lower of NT$100 million or 20 percent of capital stock as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

		Ending balance					Overdue receivables
Related party	Relationship	Notes receivable	Accounts receivable	Other receivables	Total	Turnover rate (times)	Amount	Collection status	Amount received in subsequent period	Allowance for doubtful accounts
UMC GROUP (USA)	Investee company	$—	$4,058,564	$30	$4,058,594	10.35	$1,090	Credit Collecting	$1,361,066	$44,297
UNITED MICROELECTRONICS (EUROPE) B.V.	Investee company	—	1,176,648	23	1,176,671	8.67	3,267	Credit Collecting	—	16,709
SILICON INTEGRATED SYSTEMS CORP.	The Company’s director	—	785,834	689	786,523	4.91	71,834	Credit Collecting	—	8,514
UMC JAPAN	Investee company	—	364,472	800	365,272	6.25	—	—	—	6,862
HOLTEK SEMICONDUCTOR INC.	Investee company	67,720	74,127	—	141,847	5.69	—	—	60,659	741

77

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

			Initial Investment				Investment as of March 31, 2006
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UMC GROUP (USA)	Sunnyvale, California, USA	IC Sales	USD	16,438	USD	16,438	16,438	100.00	$780,741	$34,498	$34,498
UNITED MICROELECTRONICS (EUROPE) B.V.	The Netherlands	IC Sales	USD	5,421	USD	5,421	9	100.00	274,361	(274)	(274)
UMC CAPITAL CORP.	Cayman, Cayman Islands	Investment holding	USD	74,000	USD	74,000	74,000	100.00	2,087,983	60,893	60,893
UNITED MICROELECTRONICS CORP. (SAMOA)	Apia, Samoa	Investment holding	USD	1,000	USD	1,000	1,000	100.00	13,489	(520)	(520)
UMCI LTD.	Singapore	Sales and manufacturing of integrated circuits	USD	839,880	USD	839,880	880,006	100.00	9,619	254	254	Note
TLC CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		3,000,000		3,000,000	300,000	100.00	2,947,999	24,262	24,262
FORTUNE VENTURE CAPITAL CORP.	Taipei, Taiwan	Consulting and planning for investment in new business		4,999,940		4,999,940	499,994	99.99	4,777,043	(63,905)	(63,904)
UNITED MICRODISPLAY OPTRONICS CORP.	Hsinchu Science Park, Taiwan	Sales and manufacturing of LCOS		1,008,078		1,008,078	60,701	86.72	285,275	(51,725)	(44,854)
PACIFIC VENTURE CAPITAL CO., LTD.	Taipei, Taiwan	Consulting and planning for investment in new business		300,000		300,000	30,000	49.99	298,422	4,381	2,191
UMC JAPAN	Chiba, Japan	Sales and manufacturing of integrated circuits	JPY	20,537,634	JPY	20,537,634	484	48.95	5,969,510	(584,778)	(286,238)
UNITECH CAPITAL INC.	British Virgin Islands	Investment holding	USD	21,000	USD	21,000	21,000	42.00	673,981	45,014	18,906
HSUN CHIEH INVESTMENT CO., LTD.	Taipei, Taiwan	Investment holding		336,241		921,241	33,624	36.49	4,485,473	(32,775)	(18,939)
THINKTEK OPTRONICS CORP.	Hsinchu, Taiwan	LCOS design, production and sales		83,451		35,650	8,345	27.82	32,470	(26,520)	(7,377)
HOLTEK SEMICONDUCTOR INC.	Hsinchu Science Park, Taiwan	IC design and production		357,628		357,628	51,428	24.81	879,126	237,994	59,056
ITE TECH INC.	Hsinchu Science Park, Taiwan	Sales and manufacturing of integrated circuits		186,898		186,898	24,229	22.07	345,242	48,178	10,823

78

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

United Microelectronics Corporation

			Initial Investment		Investment as of March 31, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNIMICRON TECHNOLOGY CORP.	Taoyuan, Taiwan	PCB production	2,592,013	2,592,013	196,472	20.40	4,282,188	1,148,034	234,424
HIGHLINK TECHNOLOGY CORP.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	285,000	—	28,500	18.99	283,063	(15,299)	(1,937)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Cartography chip design and production	248,795	248,795	24,879	16.51	71,704	(65,447)	(10,813)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	135,000	135,000	16,200	11.86	58,166	(60,001)	(2,353)
TOPPAN PHOTOMASKS TAIWAN LTD.	Hsinchu Science Park, Taiwan	Manufacturing of photomasks	—	773,795	—	—	—	(35,855)	(10,467)

Note: Based on the resolution of the board of directors meeting on August 26, 2004, the businesses, operations and assets of UMCi Ltd. were transferred to the Branch as of April 1, 2005.

Fortune Venture Capital Corporation

			Initial Investment		Investment as of March 31, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
UNITRUTH INVESTMENT CORP.	Taipei, Taiwan	Investment holding	$500,000	$400,000	50,000	100.00	$461,372	$(12,028)	$(12,028)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	85,471	85,471	10,187	44.29	56,945	(26,372)	(11,680)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	99,311	49,311	11,285	43.40	70,979	(14,088)	(5,732)
NEXPOWER TECHNOLOGY CORP.	Hsinchu, Taiwan	Sales and manufacturing of solar power batteries	8,000	8,000	800	40.00	7,421	(1,400)	(560)
AEVOE INC.	Taipei, Taiwan	Design of VOIP Telephone	15,000	15,000	1,500	39.47	7,165	1,244	491
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	90,000	—	6,000	30.00	90,000	(7,160)	—
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia association processor	93,478	90,240	9,045	29.79	43,828	(36,188)	(10,759)

79

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Fortune Venture Capital Corporation

			Initial Investment		Investment as of March 31, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
USBEST TECHNOLOGY INC.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	54,208	54,208	4,746	27.92	57,326	(3,113)	(869)
STAR SEMICONDUCTOR CORP.	Hsinchu, Taiwan	IC design, production and sales	44,129	44,129	6,592	27.86	20,004	(24,819)	(6,915)
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	17,206	17,206	2,265	25.39	8,033	(5,623)	(1,428)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	69,894	53,340	6,533	24.19	53,289	(20,603)	(5,038)
DAVICOM SEMICONDUCTOR, INC.	Hsinchu Science Park, Taiwan	Design of communication IC	134,251	134,251	13,798	21.56	148,866	18,501	3,194
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B Chip	51,500	50,000	5,150	21.22	34,703	(30,822)	(6,563)
U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	45,750	45,750	5,000	21.01	24,937	(18,838)	(4,282)
AMIC TECHNOLOGY CORP.	Hsinchu Science Park, Taiwan	IC design, production and sales	291,621	291,621	23,405	17.09	122,099	(60,001)	(3,391)
CHIP ADVANCED TECHNOLOGY INC.	Hsinchu, Taiwan	Design of ADC chip	32,128	32,128	2,594	14.15	19,663	(21,627)	(3,060)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	270,483	270,483	17,844	11.85	43,397	(65,447)	(7,247)

TLC Capital Co., Ltd.

			Initial Investment		Investment as of March 31, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
HIGHLINK TECHNOLOGY CORP.	Miao-Li County, Taiwan	Sales and manufacturing of electronic parts	$217,596	$221,920	21,760	14.50	$205,398	$(15,299)	$(2,464)

80

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

Unitruth Investment Corporation

			Initial Investment		Investment as of March 31, 2006
Investee company	Address	Main businesses and products	Ending balance	Beginning balance	Number of shares (thousand)	Percentage of ownership (%)	Book value	Net income (loss) of investee company	Investment income (loss) recognized	Note
WALTOP INTERNATIONAL CORP.	Hsinchu, Taiwan	Tablet PC module, Pen LCD Monitor/module	$30,000	$—	2,000	10.00	$30,000	$(7,160)	$—
CRYSTAL MEDIA INC.	Hsinchu, Taiwan	Design of VOIP network phones	4,688	4,688	800	8.97	2,837	(5,623)	(504)
SMEDIA TECHNOLOGY CORP.	Hsinchu, Taiwan	Multimedia co-processor	24,057	24,057	2,570	8.46	18,876	(36,188)	(3,090)
CHIP ADVANCED TECHNOLOGY INC.	Hsinchu, Taiwan	Design of ADC chip	8,732	8,732	1,386	7.56	6,537	(21,627)	(1,635)
UCA TECHNOLOGY INC.	Taipei County, Taiwan	Design of MP3 player chip	11,910	5,390	1,585	6.10	11,870	(14,088)	(873)
USBEST TECHNOLOGY INC.	Hsinchu, Taiwan	Design, manufacturing and sales of IC	8,760	8,760	1,000	5.88	11,595	(3,113)	(183)
STAR SEMICONDUCTOR CORP.	Hsinchu, Taiwan	IC design, production and sales	6,617	6,617	1,300	5.49	2,865	(24,819)	(1,364)
U-MEDIA COMMUNICATIONS, INC.	Hsinchu, Taiwan	WLAN, Broadband, Digital Home ODM	13,800	13,800	1,250	5.25	6,234	(18,838)	(1,070)
MOBILE DEVICES INC.	Hsinchu County, Taiwan	PHS &GSM/PHS dual mode B/B chip	11,463	11,463	1,250	5.15	7,667	(30,822)	(1,620)
UWAVE TECHNOLOGY CORP.	Hsinchu, Taiwan	RF IC Design	6,950	6,950	1,000	4.35	5,134	(26,372)	(1,147)
AFA TECHNOLOGY, INC.	Taipei County, Taiwan	IC design	5,600	5,600	1,000	3.70	6,016	(20,603)	(769)
XGI TECHNOLOGY INC.	Hsinchu, Taiwan	Design and manufacturing of cartography chip	26,400	26,400	5,000	3.32	14,360	(65,447)	(2,174)

81

ATTACHMENT 9 (Names, locations and related information of investee companies as of March 31, 2006)

(Amount in thousand; Currency denomination in NTD unless otherwise specified)

UMC Capital Corporation

			Initial Investment				Investment as of March 31, 2006
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
UMC CAPITAL (USA)	Sunnyvale, California, U.S.A.	Investment holding	USD	200	USD	200	200	100.00	USD	303	USD	7	USD	7
ECP VITA LTD.	British Virgin Islands	Insurance	USD	1,000	USD	1,000	1,000	100.00	USD	1,327	USD	63	USD	63
UC FUND II	British Virgin Islands	Investment holding	USD	3,850	USD	3,850	5,000	35.45	USD	4,135	USD	203	USD	72
PARADE TECHNOLOGIES, LTD.	U.S.A.	IC design	USD	2,500	USD	2,500	3,125	24.41	USD	2,418	USD	(334)	USD	(82)

United Microdisplay Optronics Corporation

			Initial Investment				Investment as of March 31, 2006
Investee company	Address	Main businesses and products	Ending balance		Beginning balance		Number of shares (thousand)	Percentage of ownership (%)	Book value		Net income (loss) of investee company		Investment income (loss) recognized		Note
THINTEK OPTRONICS CORP.	Hsinchu, Taiwan	LCOS design, manufacturing and sales		$99,990		$99,990	9,999	33.33		$22,090		$(26,520)		$(8,839)

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